This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

As Confidentially Submitted to the Securities and Exchange Commission on August 27, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft

Submission No. 2

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	6022	72-1532188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

(316) 612-6000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207 (316) 612-6000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201 (214) 855-8000	Brennan Ryan, Esq. John Jennings, Esq. Nelson Mullins Riley & Scarborough, LLP 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 (404) 322-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock from us.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 27, 2015

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

            Shares

Class A Common Stock

This prospectus relates to the initial public offering of Equity Bancshares, Inc. Class A common stock. We are a bank holding company headquartered in Wichita, Kansas for Equity Bank, a Kansas-chartered bank. We are offering             shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price of our Class A common stock will be between $         and $         per share. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “EQBK.”

We are an “emerging growth company” under the federal securities laws and are eligible for reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 23 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our Class A common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                     , 2015, subject to customary closing conditions.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase an additional             shares of our Class A common stock on the same terms and conditions set forth above solely to cover over-allotments.

Keefe, Bruyette & Woods	Stephens Inc.

                                                                 A Stifel Company

Prospectus dated                     , 2015

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ABOUT THIS PROSPECTUS

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “the Company” and “Equity” refer to Equity Bancshares, Inc. and its consolidated subsidiaries, including Equity Bank, which we sometimes refer to as “Equity Bank,” “the Bank” or “our Bank.”

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

This prospectus describes the specific details regarding this offering and the terms and conditions of our Class A common stock being offered hereby and the risks of investing in our Class A common stock. For further information, see “Where You Can Find More Information.”

Neither we, nor any of our officers, directors, agents or representatives or the underwriters, make any representation to you about the legality of an investment in our Class A common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our Class A common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of our Class A common stock to cover over-allotments, if any.

INDUSTRY AND MARKET DATA

Market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We did not commission the preparation of any of the sources or publications referred to in this prospectus. We have also not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in the prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

ii

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we become a “large accelerated filer” (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700.0 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our stockholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to purchase our Class A common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes thereto, before making an investment decision.

Our Company

We are a bank holding company headquartered in Wichita, Kansas. Our wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 25 full service branches located in Kansas and Missouri. As of June 30, 2015, we had, on a consolidated basis, total assets of $1.4 billion, total deposits of $1.0 billion, total loans of $828.5 million (net of allowances) and total stockholders’ equity of $121.7 million. We have been profitable nine out of the last ten years and each of the last five years.

Our principal objective is to increase stockholder value and generate consistent earnings growth by expanding our commercial banking franchise both organically and through strategic acquisitions. We strive to provide an enhanced banking experience for our customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based customer service of a community bank.

Our History and Growth

We were founded in November 2002 by our Chairman and CEO, Brad S. Elliott. Mr. Elliott believed that, as a result of in-market consolidation, there existed an opportunity to build an attractive commercial banking franchise and create long-term value for our stockholders. Following thirteen years’ experience as a finance executive, including serving as a Regional President for a Kansas bank with over $1.0 billion in assets, Mr. Elliott implemented his banking vision of developing a strategic consolidator of community banks and a destination for seasoned bankers and business persons who share our entrepreneurial spirit. In 2003, we raised capital from 23 local investors to finance the acquisition of National Bank of Andover in Andover, Kansas. At the time of our acquisition, National Bank of Andover had $32 million in assets and was subject to a regulatory enforcement agreement with the Office of the Comptroller of the Currency, or the OCC. Subsequent to our acquisition of National Bank of Andover, we changed its name to Equity Bank and instilled in its commercial and retail staff our entrepreneurial spirit and disciplined credit culture. Within eight months of the acquisition, the enforcement action with the OCC was terminated.

We believe we have a successful track record of selectively acquiring, integrating and consolidating community banks and branch networks. Since 2003, we have completed a series of eight acquisitions with aggregate total assets of approximately $760 million and total deposits of approximately $828 million and two charter consolidations. Our acquisition activity includes the following:

•	June 2003 – Acquired National Bank of Andover in Andover, Kansas for $3 million. At the time of our acquisition, National Bank of Andover had $32 million in total assets.

•	February 2005 – Acquired two branches of Hillcrest Bank, N.A. in Wichita, Kansas, which increased our deposits by $66 million. In conjunction with this acquisition, we relocated our headquarters to our current principal executive offices in Wichita.

•	June 2006 – Acquired the Mortgage Centre of Wichita and integrated it into our Bank as a department to expand our mortgage loan platform.

•	October 2006 – Acquired a Missouri charter from First National Bank in Sarcoxie, Missouri, which allowed us to subsequently open a full service branch in Lee’s Summit, Missouri in 2007.

•	November 2007 – Acquired Signature Bancshares, Inc. in Spring Hill, Kansas, which provided us entry into the Overland Park, Kansas market.

•	August 2008 – Acquired Ellis State Bank with locations in Ellis and Hays, Kansas.

•	December 2011 – Acquired four branches of Citizens Bank and Trust in Topeka, Kansas, which increased our deposits by $110 million.

•	October 2012 – Acquired First Community Bancshares, Inc., or First Community, in Overland Park, Kansas, which increased our deposits by approximately $515 million. At the time of acquisition, First Community had total assets of approximately $595 million, which significantly increased our total asset size and provided us with ten additional branches in Western Missouri and five additional branches in Kansas City.

•	July 2015 – Entered into a definitive agreement to acquire First Independence Corporation, or First Independence, the registered savings and loan holding company for First Federal Savings & Loan of Independence, based in Independence, Kansas. First Independence operates four full service branches in Southeastern Kansas, which will represent a new market for us, as well as a loan origination office in Lawrence, Kansas. As of June 30, 2015, First Independence had consolidated total assets of $133.7 million, total deposits of $89.1 million and total loans of $87.4 million (net of allowances). We expect to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence’s stockholders. See “— Recent Developments — Expansion Activities” for more information.

In conjunction with our strategic acquisition growth, we strive to reposition and improve the loan portfolio and deposit mix of the banks we acquire. Following our acquisitions, we focus on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. These efforts have helped reduce our ratio of nonperforming assets to total assets from 1.76% at December 31, 2012 to 1.12% at June 30, 2015. In addition, we have grown our commercial loan portfolio, which we believe generally offers higher return opportunities than our consumer loan portfolio, primarily by hiring additional talented bankers, particularly in our metropolitan markets, and incentivizing our bankers to expand their commercial banking relationships. From December 31, 2012 to June 30, 2015, we increased our commercial loan portfolio (net of allowances) from 72.0% to 74.8% of our loan portfolio. Within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% were commercial and industrial loans, in each case, as of June 30, 2015. We also seek to increase our most attractive deposit accounts, which we refer to as our “Signature Deposits,” primarily by growing deposits in our community markets and cross-selling our depository products to our loan customers. Our Signature Deposits, which consist of all our non-time deposits, including our non-interest bearing checking, interest checking, savings and money market deposit accounts, increased from 59.7% of our total deposits as of December 31, 2012 to 62.9% of our total deposits as of June 30, 2015. Our efforts to improve our deposit mix as well as the current rate environment helped lower our cost of interest-bearing deposits from 83 basis points at December 31, 2012 to 45 basis points at June 30, 2015.

As a result of these strategic and organic growth efforts, since our inception through June 30, 2015, we have expanded our team of full-time equivalent employees from 19 to 262, and our network of branches from two to 25. We believe that we are well positioned to continue to be a strategic consolidator of community banks, while maintaining our history of attracting experienced and entrepreneurial bankers and organically growing our loans and deposits.

We have periodically raised capital from local and institutional investors in order to finance our strategic and organic growth initiatives. Most recently, in May 2012, we raised $20.3 million from local and institutional investors in connection with our acquisition of First Community. Since our inception, we have raised an aggregate of $62.8 million from investors on seven different occasions, exclusive of acquisitions in which we issued our stock as consideration.

From time to time, we have also opportunistically raised capital through governmental programs in order to capitalize our balance sheet. For example, in 2009, we raised $8.8 million under the U.S. Treasury’s Troubled Asset Relief Program, or TARP. In 2011, we raised $8.8 million under the U.S. Treasury’s Small Business Lending Fund, or SBLF, and used the SBLF proceeds to redeem all of our TARP funding outstanding at that time. In 2014, we repaid all of the TARP funding we assumed in our acquisition of First Community with a loan from a third-party financial institution secured by our stock in Equity Bank, which we refer to as our bank stock loan. In addition, we repurchased $17.2 million of our Class A common shares in March 2014.

Our Historical Performance

Operating Results

Since our first acquisition in 2003 through June 30, 2015, we have achieved significant growth in many of our key financial performance categories. During this period, we have grown our total assets from $32.0 million to $1.4 billion, total loans from $22.0 million to $828.5 million (net of allowances) and total deposits from $27.0 million to $1.0 billion. The charts below illustrate the growth in the dollar balances of our total assets, loans and deposits for the five-year period ended December 31, 2014 as well as for the six months ended June 30, 2015. The growth in these metrics from December 31, 2011 to December 31, 2012 was primarily attributable to our acquisition of First Community, which was completed in October 2012. Our total assets, loans and deposits were relatively flat between December 31, 2012 and December 31, 2014 as we focused our efforts on integrating the First Community acquisition, repositioning our balance sheet, improving our loan portfolio and deposit mix, and enhancing operational efficiency during this time.

During the five-year period ended December 31, 2014, our profitability also significantly increased. The charts below illustrate our net income to common stockholders, earnings per share (“EPS”) and net interest margin (“NIM”) during this period as well as for the six months ended June 30, 2015. We believe our earnings growth between December 31, 2012 and December 31, 2014 was primarily attributable to our repositioning efforts during this time, which improved our commercial loan portfolio, our deposit mix and our efficiency ratio. As a result of our growth initiatives and repositioning efforts, our net interest margin has increased from 3.83% as of December 31, 2013 to 3.98% as of June 30, 2015.

Note: Net interest margin is calculated by dividing annualized net interest income by average interest-earning assets for the period.

In addition, our operating performance has improved since our inception as well as in the five-year period ended December 31, 2014 and the six months ended June 30, 2015. As illustrated in the charts below, we have more than doubled our return on average assets (“ROAA”) and return on average tangible common equity (“ROATCE”), while significantly improving the efficiency of our operations during this time, as indicated by our improving efficiency ratio.

Note: ROAA and ROATCE are calculated by dividing annualized net income by average assets and average tangible common equity.

Integration

We believe the successful execution of our acquisition strategy is based on our ability to effectively integrate the banks we have acquired. Following our most recent acquisition of First Community in October 2012, we integrated First Community’s fifteen branches and recognized the opportunity to consolidate two branches, while continuing to offer convenient locations to our customers. We grew our commercial loan originations from approximately $133 million in 2012 to approximately $260 million in 2014. During the six months ended June 30, 2015, our commercial loan originations were approximately $209 million. Our repositioning of our loan portfolio, after taking into account sales of loans and credit marks related to acquisition accounting, reflects total loan growth of approximately $210 million since the closing of the First Community acquisition through December 31, 2014, and approximately $125 million from December 31, 2014 to June 30, 2015. In addition, our Signature Deposits increased from $593.1 million as of December 31, 2012 to $638.8 million as of December 31, 2014 and were $631.1 million at June 30, 2015. Our operating performance during this time also coincided with a significant improvement in our asset quality ratios. Following the acquisition of $20.9 million of nonperforming assets of First Community, we were able to decrease our nonperforming assets from $31.7 million as of November 30, 2012, or 2.7% of total assets, to $15.6 million as of December 31, 2014, or 1.33% of total assets, and our nonperforming assets were $15.1 million as of June 30, 2015, or 1.12% of total assets. Most importantly, we believe the successful integration of First Community delivered increased value to our stockholders and our diluted EPS increased from $0.65 at December 31, 2012 to $1.30 at December 31, 2014, representing a compounded annualized growth rate, or CAGR, of 41%. Our diluted EPS for the six months ended June 30, 2015 was $0.78.

As we have grown, we have been able to effectively manage our capital while strengthening our asset quality and driving growth in our tangible book value per share. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our Tier 1 leverage ratio was 8.44%. We have maintained a strong balance sheet and, as of June 30, 2015, we were above regulatory definitions of “well capitalized” even after we repurchased 1.3 million shares of our common stock in March 2014 for $17.2 million. Our tangible book value per share has increased from $10.91 at December 31, 2010 to $13.76 at June 30, 2015. As of June 30, 2015, we had $121.7 million in total stockholders’ equity.

Loan and Deposit Portfolio

As illustrated in the chart and table below, we have grown our loan portfolio from $280.5 million as of December 31, 2010 to $828.5 million as of June 30, 2015 (net of allowances). Our loan portfolio composition was 74.8% commercial and 25.2% 1-4 family and other as of June 30, 2015, and within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% of such loans were commercial and industrial loans. Our repositioning efforts following the acquisition of First Community helped expand our commercial loan portfolio (net of allowances) from 72.0% of our loan portfolio as of December 31, 2012 to 74.8% of our loan portfolio as of June 30, 2015.

In addition, as illustrated in the chart and table below, we have grown our deposits from $374.1 million at December 31, 2010 to $1.0 billion at June 30, 2015. Our repositioning efforts following the acquisition of First Community helped improve our deposit mix by increasing our Signature Deposits from 59.7% of our total deposits as of December 31, 2012 to 62.9% of our total deposits as of June 30, 2015. The improvement in our deposit mix as well as the current rate environment have helped lower our cost of interest-bearing deposits from 83 basis points at December 31, 2012 to 45 basis points at June 30, 2015.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more comprehensive discussion of our operating and financial performance.

Our Strategies

We believe we are a leading provider of commercial and personal banking services to businesses and business owners as well as individuals in our targeted Midwestern markets. Our strategy is to continue strategically consolidating community banks within such markets and maintaining our organic growth, while preserving our asset quality through disciplined lending practices.

•	Strategic Consolidation of Community Banks. We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. The following map illustrates the headquarters of potential acquisition opportunities broken out by asset size between $50.0 million and $1.5 billion within our target footprint.

Source: SNL Financial as of June 30, 2015.

We believe many of these banks will continue to be burdened by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

Despite the significant number of opportunities, we intend to continue to employ a disciplined approach to our acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding and compelling noninterest income-generating businesses. We believe consolidation will lead to organic growth opportunities for us following the integration of businesses we acquire. We also expect to continue to manage our branch network in order to ensure effective coverage for customers while minimizing any geographic overlap and driving corporate efficiency.

•	Enhance the Performance of the Banks We Acquire. We strive to successfully integrate the banks we acquire into our existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. As a result of our acquisition history, we believe we have developed an experienced approach to integration that seeks to identify and execute on such synergies, particularly in the areas of technology, data processing, compliance and human resources, while generating earnings growth. For example, following our most recent acquisition of First Community in 2012, we increased our diluted EPS from $0.65 at December 31, 2012 to $1.30 at December 31, 2014, representing a CAGR of 41%. We believe that our experience and reputation as a successful integrator and acquiror will allow us to continue to capitalize on additional opportunities within our markets in the future.

•	Focus on Lending Growth in Our Metropolitan Markets While Increasing Deposits in Our Community Markets. We are focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial customer base and increase our current market share. We believe our branch network is strategically split between growing metropolitan markets, such as Kansas City and Wichita, and stable community markets within Western Kansas, Western Missouri and Topeka. We believe this diverse geographic footprint provides us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth in our metropolitan markets. The following table shows our total deposits and loans (net of allowances) in our community markets and our metropolitan markets as of June 30, 2015, which we believe illustrates our execution of this strategy.

	Deposits		Loans
	Amount(1)	Overall %	Amount(1)	Overall %
Metropolitan markets	$395,395(2)	39%	$640,928	77%
Community markets	$608,406(3)	61%	$187,545	23%

(1)	Amounts in thousands.
(2)	Represents 10 branches located in the Wichita and Kansas City metropolitan statistical areas, or MSAs.
(3)	Represents 15 branches located outside of the Wichita and Kansas City MSAs.

Our team of seasoned bankers represents an important driver of our organic growth by expanding banking relationships with current and potential customers. We expect to continue to make opportunistic hires of talented and entrepreneurial bankers, particularly in our metropolitan markets, to further augment our growth. Our bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. We also seek to cross-sell our various banking products, including our deposit and treasury wealth management products, to our commercial loan customers, which we believe provides a basis for expanding our banking relationships as well as a stable, low-cost deposit base. We believe we have built a scalable platform that will support this continued organic growth.

•	Preserve Our Asset Quality Through Disciplined Lending Practices. Our approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. We believe we are a competitive and effective commercial and industrial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by our bankers. This approach has allowed us to maintain loan growth with a diversified portfolio of high quality assets. We believe our credit culture supports accountable bankers, who maintain an ability to expand our customer base as well as make sound decisions for our Company. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our ratio of nonperforming loans to total loans was 1.00%. We believe our success in managing asset quality is illustrated by our aggregate net charge-off history. In the twelve years since our inception, we have cumulatively charged off $10.8 million, inclusive of both the recent recession and repositioning effort after the acquisition of First Community.

Our Competitive Strengths

Our management team has identified the following competitive strengths that we believe will allow us to continue to achieve our principal objective of increasing stockholder value and generating consistent earnings growth through the organic and strategic expansion of our commercial banking franchise:

•	Experienced Leadership and Management Team. Our seasoned and experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver stockholder value by consistently growing profitably while expanding our commercial banking franchise through acquisition and integration. The members of our executive management team have, on average, more than twenty years’ experience working for large, billion-dollar-plus financial institutions in our markets during various economic cycles and have significant mergers and acquisitions experience in the financial services industry. Our executive management team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation, and problem solving. Over 85% of the members of our senior executive management team, which consists of our executive vice presidents, chief financial officer and chief executive officer, have invested their own capital in the equity of our Company, providing close alignment of their interests with those of our other stockholders. See “— Our Team.”

•	Focus on Commercial Banking. We are primarily a commercial bank. As measured by outstanding balances as of June 30, 2015, commercial loans composed over 74% of our loan portfolio, and within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% were commercial and industrial loans. We believe we have developed strong commercial relationships in our markets across a diversified range of sectors, including key areas supporting regional and local economic activity and growth, such as manufacturing, freight/transportation, consumer services, franchising and commercial real estate. We believe we have also been successful in attracting customers from larger competitors because of our flexible and responsive approach in providing banking solutions tailored to meet our customers’ needs while maintaining disciplined underwriting standards. Our relationship-based approach seeks to grow lending relationships with our customers as they expand their businesses, including geographically and through cross-selling our various other banking products, such as our deposit and treasury management products. We have a growing presence in attractive commercial banking markets, such as Wichita and Kansas City, which we believe present significant opportunities to continue to increase our business banking activities.

•	Our Ability to Consolidate. Our branches are strategically located within metropolitan markets, such as Kansas City and Wichita, that are experiencing business growth and household expansion, as well as stable community markets that present opportunities to expand our market share. As illustrated by the map above on page 7, our executive management team has identified significant acquisition and consolidation opportunities, ranging from small to large community banking institutions. We believe our track record of strategic acquisitions and effective integrations, combined with our expertise in our markets and scalable platform, will allow us to capitalize on these growth opportunities.

•

Disciplined Acquisition Approach. Our disciplined approach to acquisitions, consolidations and integrations, includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that we perceive with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate and holding our management accountable for achieving such estimates; (iv) executing definitive acquisition agreements that we believe provide adequate protections to us; (v) installing our credit procedures, audit and risk management policies and procedures and compliance standards upon consummation of the acquisition; (vi) collaborating with the target’s management team to execute on synergies and cost saving opportunities related to the acquisition; (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions; and (viii) scheduling the acquisition closing date to occur simultaneously with the platform conversion date. We believe this approach allows us to realize the benefits of the acquisition and create stockholder value, while appropriately managing risk.

•	Efficient and Scalable Platform with Capacity to Support Our Growth. Through significant investments in technology and staff, our management team has built an efficient and scalable corporate infrastructure within our commercial banking franchise, including in the areas of banking processes, technology, data processing, underwriting and risk management, which we believe will support our continued growth. For example, during 2013 and 2014, we undertook several initiatives designed to strengthen our operations and risk culture, including implementing controls and procedures designed to comply with the applicable requirements of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA, implementing compliance and disaster relief measures, and establishing risk and product development committees. While expanding our infrastructure, several departmental functions have been outsourced to gain the experience of outside professionals while at the same time achieving more favorable economics and cost-effective solutions. Such outsourced areas include the internal audit function, investment securities management, and select loan review. This outsourcing strategy has proven to control costs while adding enhanced controls and/or service levels. We believe that this scalable infrastructure will continue to allow us to efficiently and effectively manage our anticipated growth.

•	Culture Committed to Talent Development, Transparency and Accountability. We have invested in professional talent since our inception by building a team of “business persons first and bankers second” and economically aligned them with our stockholders, primarily through our stock purchase opportunities. In our efforts to become a destination for seasoned bankers with an entrepreneurial spirit, we have developed numerous leadership development programs. For example, “Equity University” is a year-long program we designed for our promising company-wide leaders. In addition, in 2014 Equity Bank was named one of the “Best Places to Work” by the Wichita Business Journal, and in 2015, the Wichita Business Journal named Equity Bank a “Best in Business” winner. We believe our well-trained and motivated professionals work most effectively in a corporate environment that emphasizes transparency, respect, innovation and accountability. Our culture provides our professionals with the empowerment to better serve our clients and our communities.

•	Sophisticated and Customized Banking Products with High-Quality Customer Service. We strive to offer our customers the sophisticated commercial banking products of large financial institutions with the personalized service of a community bank. Our management team’s significant banking and lending experience in our markets has provided us with an understanding of the commercial banking needs of our customers, which allows us to tailor our products and services to meet our customers’ needs. In addition to offering a diverse array of banking products and services, we offer our customers the high-touch, relationship-based customer service experience of a community bank. For example, we utilize Flight, a customized customer relationship management system, to assign relationship officers to enhance our relationships with our customers and to identify and meet their particular needs.

•	Strong Risk Management Practices. We place significant emphasis on risk management as an integral component of our organizational culture without sacrificing growth. We believe our comprehensive risk management system is designed to make sure that we have sound policies, procedures, and practices for the management of key risks under our risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to our board of directors or audit committee. Our risk management practices are overseen by the Chairmen of our audit and risk committees, who have more than 60 years of combined banking experience, and our Chief Risk Officer, who has more than 20 years of banking experience. We believe that our enterprise risk management philosophy has been important in gaining and maintaining the confidence of our various constituencies and growing our business and footprint within our markets. We also believe our strong risk management practices are manifested in our asset quality statistics. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our ratio of nonperforming loans to total loans was 1.00%.

Our Team

Our directors possess significant executive management and board leadership experience across a diverse range of industries, including financial services, private equity, manufacturing, accounting, legal and insurance. Six of our directors have been investors in our Company since inception, and our directors and executive officers beneficially owned an aggregate of approximately 36% of our outstanding common stock as of August 1, 2015. In addition, several of our directors have significant private equity experience, which has provided strategic guidance and facilitated our acquisitions, integration and consolidation during our growth.

Our board of directors oversees the seasoned and experienced members of our executive management team, who have held management-level positions at commercial banking franchises within our markets, including throughout various economic cycles. Our executive management team has a long and successful history of leading acquisition projects, managing organic growth and developing a strong and disciplined credit culture. Our executive management team is supported by our other officers, managers, bankers and employees, who also have significant experience in commercial banking, including areas such as lending, underwriting, credit administration, risk management, finance, operations and information technology. Sharing in our entrepreneurial and ownership-based culture, nearly every member of our executive management team has invested personal funds to acquire equity in our Company, which we believe closely aligns their interests with those of our stockholders.

Our executive management team includes the following officers:

•	Brad S. Elliott, our Chairman and Chief Executive Officer, founded the Company in 2002. Mr. Elliott has more than twenty years of commercial banking experience in our markets, including previously serving as a Regional President of Sunflower Bank. Mr. Elliott began his career at Home State Bank and Trust in McPherson, Kansas. Mr. Elliott was also Director of Marketing and held finance positions at Koch Industries.

•	Gregory H. Kossover, our Executive Vice President and Chief Financial Officer, joined Equity Bancshares as a director in December 2011 and became our Executive Vice President and Chief Financial Officer in October 2013. He previously served as Chief Executive Officer of Value Place, LLC, one of the largest economy extended stay lodging franchises in the United States, from 2004 to 2011. Mr. Kossover also previously served as Treasurer of a $1.2 billion publicly-held thrift holding company.

•	Julie A. Huber, our Executive Vice President and Chief Credit Officer, has served in a variety of leadership roles for Equity Bank over a period of twelve years, including overseeing our operations, human resources, compliance functions and sales and training, and has managed the integration process for each community bank we have acquired. Ms. Huber previously served as President of Signature Bank following our acquisition of Signature Bank in 2007.

•	Jennifer A. Johnson, our Executive Vice President, Chief Operations Officer and Chief Information Officer, joined Equity Bank in January 2012 after serving as Executive Vice President, Chief Operations Officer and Chief Information Officer for Sunflower Bank for 27 years. Ms. Johnson helped transform Sunflower Bank from a community bank with $100.0 million in assets to a $1.7 billion regional bank serving markets throughout Kansas, Missouri and Colorado.

•	Sam S. Pepper, Jr., our Executive Vice President and Commercial Banking President, joined Equity Bank in July 2013. Mr. Pepper previously served as Chief Operating Officer and Regional President for Enterprise Bank, and he was employed in various capacities by M&I Bank and BMO Harris Bank for seven years, including most recently as Executive Vice President and Regional Manager for BMO Harris Bank’s commercial banking group in Kansas City.

•

Rolando Mayans, our Executive Vice President and Chief Risk Officer, rejoined Equity Bank in 2013, after previously serving as Chief Credit Officer from 2006 to 2009. Prior to rejoining the Company, Mr. Mayans served as Senior Lending Officer of First National Bank of Hutchinson. In addition, he also previously served as Chief Auditor of Fourth Financial Corporation and an audit manager for Fox & Co., which subsequently merged with Grant Thornton LLP.

•	Patrick J. Harbert, our Executive Vice President and Community Markets President, joined Equity Bank in 2003 as a commercial loan officer. Mr. Harbert previously served as a Market President for Sunflower Bank, and he was also employed in various branch management roles with Commercial Federal Bank, Bank of America and Emprise Bank.

•	Elizabeth A. Money, our Executive Vice President and Retail Director, joined Equity Bank in 2010. Ms. Money previously served as Vice President, District Manager for U.S. Bank in Kansas City, where she oversaw sixteen U.S. Bank locations in the Kansas City metropolitan area and more than 150 employees for over ten years, and was involved in numerous mergers, business combinations and retail branch integrations.

We have hired, and continue to recruit, talented professionals that we believe are ascending in their careers, have experience at large financial institutions with over $1 billion in assets, have varying entrepreneurial experience outside the banking industry and seek an ownership stake in our Company. We believe lending officers that are aligned with our stockholders through ownership in our Company better adhere to our specific credit requirements and make decisions to build and protect stockholder value and subscribe to our corporate culture.

For additional information about our directors, management team and other key employees, see “Business – Our Board of Directors and Management Team” and “Management – Executive Officers and Directors.”

Our Markets

We currently conduct banking operations through our 25 full service branches located in Kansas and Missouri. We believe that an important factor contributing to our historical performance and our ability to execute our strategy is the attractiveness and specific characteristics of our existing and target markets. In particular, we believe our markets provide us with access to low cost, stable core deposits in smaller community markets that we can use to fund commercial loan growth in metropolitan areas.

We believe our existing and target markets are among some of the most attractive in the Midwestern United States. Our markets are home to thousands of manufacturing and trade jobs, and have experienced recent growth in the healthcare, consumer services and technology sectors. For example, in our two largest markets, Kansas City and Wichita, during 2013 approximately 44% of the real gross domestic product (“GDP”) is related to a range of industries including manufacturing, trade, transportation and professional and business services, according to the Bureau of Economic Analysis. We believe the central geographic footprint of our markets provides numerous industrial plants, facilities and manufacturing businesses with a central shipping location from which they can distribute their products. In addition, many of the jobs within these industries in our market are highly specialized, and as a result, employees receive a premium in wages. For example, according to the Bureau of Labor Statistics, during 2014 aerospace engineers in Kansas City, one of our largest markets, received an annual average salary that was 10% higher than the annual average salary received by manufacturing employees in the United States. Our markets also serve as the corporate headquarters for Koch Industries Inc., Hallmark Cards, Inc., H&R Block, Inc., Sprint Corporation, Cerner Corporation, AMC Entertainment Holdings, Inc., Garmin International, Inc., Cessna Aircraft Company, Seaboard Corporation, Cargill Meat Solutions and The Coleman Company and host a major presence for companies across a variety of industries, including Spirit AeroSystems, Inc., Bombardier Learjet, Collective Brands, Inc., Hills Pet Nutrition, Inc., Beechcraft Corporation, Bayer Corporation and Dean & Deluca, Inc. We understand the community banking needs of the businesses and individuals within our markets and have focused on developing a commercial and personal banking platform to service such needs.

The markets in which we operate have generally experienced stable population growth over the past five years, with modest population growth expected over the next five years. Wichita is the largest MSA in Kansas with a population of over 640,000, and Kansas City is the 29th largest MSA in the U.S. with a population of more than 2 million. In addition, over the next five years our markets are projected to experience moderate compounded annual growth in consumer and commercial deposits. Our markets are stable and have weathered various economic cycles relatively well. According to the Federal Deposit Insurance Corporation, the aggregate noncurrent loans as a percentage of loans for all reporting institutions in both Kansas and Missouri outpaced those of the United States during pre-recession periods (2005-2007), the most recent recession years (2008-2011) and post-recession years (2012-2014). More specifically, reporting banks nationwide posted average quarterly figures of 0.85%, 4.12% and 3.02% in the respective aforementioned time periods, while Kansas posted average quarterly figures of 0.78%, 2.76%, 1.53%, respectively, and Missouri posted average quarterly figures of 0.70%, 2.86%, and 1.77%, respectively.

The economies of our markets have also demonstrated steady growth. According to the Bureau of Economic Analysis, real GDP in Kansas City and Wichita has grown at a compounded rate of 3.0% and 4.2%, respectively, per year between 2010 and 2013. In addition, during periods of nationwide financial stress, from 2007 to 2011, Kansas City and Wichita outperformed the United States, as measured by real GDP growth rates and unemployment rates. United States real GDP grew at a 1.6% compounded rate between 2007 and 2011, and the United States experienced a 7.7% average monthly unemployment rate, whereas Kansas City and Wichita together realized compounded real GDP growth of 1.7% and experienced average unemployment rates of 7.4% and 6.6%, respectively, according to the Bureau of Labor Statistics, the Bureau of Economic Analysis and the Federal Reserve Bank of St. Louis. These relatively stable markets have allowed for us to achieve steady growth since our inception without the challenging, volatile credit experiences that are sometimes present in rapidly expanding demographic and economic markets.

We compete for loans, deposits and financial services in our markets against many other bank and nonbank institutions, including community banks, regional banks, national banks, Internet-based banks, money market and mutual funds, brokerage houses, mortgage companies and insurance companies. We believe that our comprehensive suite of sophisticated banking products provides us with a competitive advantage over smaller community banks within our markets while our high-quality, relationship-based customer service will allow us to take market share from larger regional and national banks. In addition, our markets present significant acquisition, integration and consolidation opportunities, and we expect to continue to pursue strategic acquisitions in our markets. We believe that many small to mid-sized banking organizations that currently serve our markets are acquisition opportunities for us, either because of scale and operational challenges, regulatory pressures, management succession issues or stockholder liquidity needs. We think we offer an attractive solution for such banks because we retain the community banking feel and services upon which their customers expect and rely.

For more information about our markets, see “Business — Our Markets.”

Recent Developments

Expansion Activities

On July 27, 2015, we entered into a definitive agreement to acquire First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas, for aggregate cash consideration of approximately $14.7 million (subject to adjustment). First Independence operates four full service branches in Southeastern Kansas, which will represent a new market for us, including offices in Independence, Coffeyville, Neodesha and Pittsburg, Kansas and a loan origination office in Lawrence, Kansas.

As of June 30, 2015, First Independence had consolidated total assets of $133.7 million, total deposits of $89.1 million and total loans of $87.4 million (net of allowances). Upon consummation of the transaction, First Federal Savings & Loan will be merged into Equity Bank. We expect to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence’s stockholders.

There can be no assurance that our acquisition of First Independence will be completed in the anticipated time frame, or at all, or that the anticipated benefits of our acquisition of First Independence will be realized. In addition, the closing of our acquisition of First Independence is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of our acquisition of First Independence. Accordingly, if you decide to purchase Class A common stock in this offering, you should be willing to do so whether or not we complete our acquisition of First Independence.

Risk Factors

Investing in our Class A common stock involves risks. For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our Class A common stock, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These risks include, among others:

•	Our business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate.

•	A return of recessionary conditions or difficult conditions in the market for financial products and services, which could result in increases in our level of nonperforming loans and/or reduced demand for our products and services.

•	As we rely heavily on our management team and our bankers, we could be adversely affected by the unexpected departure of key members of our management and banking teams.

•	We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease our growth or profits.

•	Our financial performance will be negatively impacted if we are unable to execute on our growth strategy.

•	As our largest loan and depositor relationships make up a significant percentage of our total loan and deposit portfolios, respectively, the loss of any of these relationships could negatively affect our earnings and capital.

•	Acquisitions may disrupt our business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than we expect.

•	We may not be able to adequately measure and limit the credit risk associated with our portfolio, which could adversely affect our profitability, and we could suffer losses from a decline in the credit quality of the assets that we hold.

•	A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact our business.

•	Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control.

•	As a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

•	A decline in liquidity could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands.

•	Volatility in commodity prices may adversely affect our financial condition and results of operations.

•	A large portion of our loan portfolio is comprised of commercial and industrial loans, which are secured by accounts receivable, inventory, equipment or other asset-based collateral, and deterioration in the value of such collateral could increase our exposure to future losses.

•	If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

•	We are subject to extensive regulation in the conduct of our business, which imposes additional costs on us and adversely affects our profitability.

Corporate Information

Our principal executive offices are located at 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 and our telephone number is (316) 612-6000. Our website is www.equitybank.com. We expect to make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

THE OFFERING

Shares of Class A common stock offered by us	shares (or shares, if the underwriters exercise their over-allotment option in full).

Shares of Class A common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full).

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase an additional shares of our Class A common stock at the initial public offering price less the underwriting discount to cover over-allotments, if any.

Securities owned by directors and executive officers	Our directors and executive officers beneficially owned 1,903,961 shares of our Class A common stock and 426,788 shares of our Class B common stock as of August 1, 2015. We expect our directors and executive officers to purchase approximately shares of our Class A common stock in this offering.

Voting rights	One vote per share of Class A common stock.

Use of proceeds

Assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $         million (or $         million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use approximately $16.4 million of the net proceeds to redeem, as promptly as practicable following the completion of this offering, the outstanding 16,372 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, that we issued to the U.S. Department of Treasury in August 2011 in connection with the Small Business Lending Fund Program, which we refer to as our Series C preferred stock. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of Series C preferred stock as promptly as practicable following the completion of this offering, the redemption is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such shares, if at all. We

intend to use the remaining net proceeds (which will be approximately $         million) to support our organic growth and for other general corporate purposes, including to fund potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy (although we do not have any definitive agreements in place to make any such acquisitions at this time, except for our previously disclosed agreement to acquire First Independence) and to maintain our capital and liquidity ratios at acceptable levels, including following acquisitions or as a result of organic growth.

See “Use of Proceeds.”

Dividend policy	We have not historically declared or paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”

Rank	Our common stock is subordinate to our existing bank stock loan, trust preferred securities and Series C preferred stock, with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any of our current indebtedness and any debt that we may issue in the future and may be subordinate to any new series of preferred stock that we may issue in the future. As of June 30, 2015, we had $23.5 million in total indebtedness and 16,372 shares of Series C preferred stock outstanding, with a liquidation preference of $1,000 per share (which we plan to redeem, as promptly as practicable following the completion of this offering, with a portion of the net proceeds of this offering).

Listing and trading symbol	We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “EQBK.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares of Class A common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described in “Underwriting – Lock-Up Agreements.” The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus.

Risk factors	Investing in our Class A common stock involves risks. You should carefully read and consider the information set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” along with all of the other information set forth in this prospectus before deciding to invest in our Class A common stock.

References in this section to the number of shares of our Class A common stock outstanding after this offering are based on 4,936,017 shares of our Class A common stock issued and outstanding as of August 1, 2015. Unless otherwise noted, these references exclude:

•	430,271 shares of Class A common stock issuable upon the exercise of outstanding stock options at August 1, 2015 at a weighted average exercise price of $13.61 per share; and

•	294,729 shares of Class A common stock reserved at August 1, 2015 for issuance in connection with stock options that remain available for issuance under our 2013 Stock Incentive Plan.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus, assumes that the underwriters do not exercise their option to purchase any additional shares of Class A common stock to cover over-allotments, if any, and assumes that the Class A common stock to be sold in this offering is sold at $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial and other data (i) as of and for the six months ended June 30, 2015 and 2014 and (ii) as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. Selected consolidated financial data as of and for the years ended December 31, 2014 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010 from our audited financial statements not included in this prospectus. Selected financial data as of and for the six months ended June 30, 2015 and 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus and have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Our historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share information)	2015	2014	2014	2013	2012	2011	2010
Statement of Income Data
Interest and dividend income	$25,244	$22,968	$46,411	$46,375	$30,333	$23,148	$22,130
Interest expense	2,900	2,485	5,433	5,610	4,763	5,258	6,348
Net interest income	22,344	20,483	40,978	40,765	25,570	17,890	15,782
Provision for loan losses	1,330	900	1,200	2,583	1,656	1,202	1,264
Net gain on sale of securities	370	94	986	500	3	425	206
Other non-interest income(1)	4,412	4,129	8,493	8,356	4,823	1,827	2,754
Non-interest expense	18,227	16,950	36,067	35,631	22,900	15,918	15,354
Income before income tax	7,569	6,856	13,190	11,407	5,840	3,022	2,124
Provision for income taxes	2,559	2,081	4,203	3,534	1,654	750	602
Net income	5,010	4,775	8,987	7,873	4,186	2,272	1,522
Dividends and discount accretion on preferred stock	86	565	708	978	372	901	571
Net income allocable to common stockholders	4,924	4,210	8,279	6,895	3,814	1,371	951

Balance sheet (at period end)
Cash and cash equivalents	$19,626	$22,618	$31,707	$20,620	$100,371	$40,005	$9,279
Securities available for sale	72,103	86,531	52,985	65,450	217,287	155,916	117,552
Securities held to maturity	306,100	278,821	261,017	284,407	36,013	40,721	44,190
Loans held for sale	2,251	3,036	897	347	2,252	2,803	1,876
Loans, net of allowance for loan losses	828,473	676,241	719,284	653,345	717,607	326,723	280,528
Gross Loans	836,367	685,379	726,144	659,306	724,330	333,879	286,051
Allowance for loan losses	5,643	6,102	5,963	5,614	4,471	4,353	3,647
Goodwill and core deposit intangibles, net	19,116	19,423	19,237	19,600	20,087	13,920	12,732
Total assets	1,351,479	1,181,413	1,175,323	1,140,074	1,188,850	609,998	491,909
Total deposits	1,003,801	966,531	980,966	947,144	993,128	479,410	374,066
Borrowings	214,566	79,882	70,370	43,365	48,277	44,292	40,950
Total liabilities	1,229,731	1,053,870	1,057,594	1,000,201	1,050,681	529,182	421,126
Total stockholders’ equity	121,748	127,543	117,729	139,873	138,169	80,816	70,783
Tangible common equity	86,269	76,224	82,133	88,381	86,198	50,559	49,651
Preferred Equity	16,363	31,896	16,359	31,892	31,884	16,337	8,400

Selected Performance Ratios
Return on average assets (ROAA)(2)(3)	0.82%	0.84%	0.78%	0.67%	0.58%	0.45%	0.33%
Return on average equity (ROAE)(2)(3)	8.45%	7.37%	7.30%	5.71%	4.10%	3.02%	2.53%
Return on average tangible common equity (ROATCE)(2)(5)	11.98%	10.60%	9.99%	8.27%	5.76%	2.98%	2.86%
Net interest margin (NIM)(2)(3)	3.98%	3.97%	3.89%	3.83%	3.85%	3.76%	3.76%
Efficiency ratio	66.94%	68.87%	72.91%	72.54%	75.35%	80.73%	82.83%
Non-interest income / average assets(2)(3)	0.78%	0.74%	0.82%	0.75%	0.67%	0.45%	0.64%
Non-interest expense / average assets(2)(3)	2.98%	2.98%	3.11%	3.03%	3.17%	3.18%	3.30%
Yield on loans(2)(3)	5.61%	5.73%	5.58%	5.58%	6.03%	6.40%	6.41%
Cost of interest-bearing deposits(2)(3)	0.45%	0.43%	0.44%	0.47%	0.83%	1.39%	1.62%

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share information)	2015	2014	2014	2013	2012	2011	2010
Nonperforming assets
Nonaccrual loans	$7,531	$10,001	$10,790	$12,985	$10,247	$4,611	$4,347
Other real estate and repossessed assets	6,741	5,956	4,754	7,332	9,582	3,556	4,042
Troubled debt restructurings	0	0	0	0	1,015	0	0
Loans past due 90 days or more and still accruing	824	50	39	174	48	1	0
Total nonperforming assets	15,096	16,007	15,583	20,491	20,892	8,168	8,389

Asset Quality Ratios
Nonperforming assets / Assets	1.12%	1.35%	1.33%	1.80%	1.76%	1.34%	1.71%
Nonperforming assets / Loans + OREO	1.80%	2.33%	2.13%	3.08%	2.86%	2.44%	2.91%
Net charge-offs (recoveries) to average loans(2)	0.44%	0.13%	0.12%	0.21%	0.37%	0.16%	0.51%
Allowance for loan losses to total loans	0.68%	0.89%	0.82%	0.85%	0.62%	1.31%	1.28%
Allowance for loan losses to nonperforming loans	67.54%	60.71%	55.07%	42.66%	39.53%	94.38%	83.90%

Capital ratios (at period end)
Tier 1 Leverage Ratio	8.44%	10.63%	9.62%	11.59%	12.55%	12.51%	12.61%
Tier 1 Common Capital Ratio	9.47%	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 Risk Based Capital Ratio	11.17%	15.03%	13.16%	17.01%	15.87%	17.60%	17.76%
Total Risk Based Capital Ratio	11.76%	15.80%	13.86%	17.74%	16.47%	18.76%	18.87%
Equity / Assets	9.01%	10.80%	10.02%	12.27%	11.62%	13.25%	14.39%
Tangible common equity to tangible assets	6.47%	6.56%	7.10%	7.89%	7.38%	8.48%	10.36%

Per Share Outstanding Data(4)
Basic earnings per share	$0.79	$0.65	$1.31	$0.93	$0.66	$0.30	$0.33
Diluted earnings per share	0.78	0.64	1.30	0.92	0.65	0.30	0.33
Common shares issued and outstanding at period end	6,270,727	6,064,943	6,067,511	7,385,603	7,431,513	4,550,206	4,550,206
Weighted average diluted shares	6,287,810	6,555,256	6,373,149	7,492,020	5,863,543	4,550,206	2,845,829
Book value per share	$16.81	$15.77	$16.71	$14.62	$14.30	$14.17	$13.71
Tangible book value per share	13.76	12.57	13.54	11.97	11.60	11.11	10.91

Composition of Loans Held for Investment
Commercial real estate	$363,171	330,354	$363,467	$340,177	$366,251	$185,837	$160,181
Commercial and industrial	242,578	161,119	183,100	139,365	126,771	92,117	72,763
Residential real estate	186,150	143,848	134,455	125,395	170,726	40,399	36,702
Agricultural real estate	18,280	17,938	17,083	22,092	27,155	2,658	3,161
Consumer	9,522	7,835	7,875	7,961	11,361	2,733	3,799
Agricultural	14,415	21,249	19,267	23,969	19,814	7,332	7,569

Deposit Composition
Demand	$34,187	47,705	$49,312	$47,682	$57,965	$23,610	$15,188
Savings, NOW and money market	596,895	545,221	589,494	536,252	535,160	228,778	192,637
Time deposits less than $100,000	127,035	151,416	122,436	140,395	164,623	93,022	83,852
Time deposits greater than or equal to $100,000	245,684	222,189	219,724	222,815	235,380	134,000	82,389

(1)	Excludes securities gains (losses).
(2)	Interim period calculations annualized.
(3)	The value for 2010 was calculated using a simple average.
(4)	Share and per share data includes Class A and Class B common stock issued and outstanding.
(5)	All periods disclosed were calculated using a simple average of tangible common equity.

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible common equity, return on average tangible common equity, efficiency ratio, tangible book value per share, and tangible common equity to tangible assets. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance.

•	“Tangible common equity” is total stockholders’ equity less goodwill, other intangible assets and preferred stock.

•	“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” is defined as the ratio of stockholders’ equity less goodwill, other intangible assets and preferred stock, divided by total assets less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period-to-period in equity and total assets, each exclusive of changes in intangible assets.

•	“Average tangible common equity” is defined as the average of our tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common stockholders divided by average tangible common equity.

•	“Efficiency ratio” is defined as noninterest expense not including loss on extinguishment of debt, divided by our operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities. This measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. However, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures.

	Six Months Ended
	June 30,		Years Ended December 31,
(Dollars in thousands, except per share information)	2015	2014	2014	2013	2012	2011	2010
Total stockholders’ equity	$121,748	$127,543	$117,729	$139,873	$138,169	$80,816	$70,783
Less: Preferred equity	16,363	31,896	16,359	31,892	31,884	16,337	8,400
Less: intangible assets	19,116	19,423	19,237	19,600	20,087	13,920	12,732

Tangible common equity	$86,269	$76,224	$82,133	$88,381	$86,198	$50,559	$49,651
Common shares issued and outstanding at year or period end(1)	6,270,727	6,064,943	6,067,511	7,385,603	7,431,513	4,550,206	4,550,206
Tangible book value per share	$13.76	$12.57	$13.54	$11.97	$11.60	$11.11	$10.91

Total assets at end of period	$1,351,479	$1,181,413	$1,175,323	$1,140,074	$1,188,850	$609,998	$491,909
Less: intangible assets	19,116	19,423	19,237	19,600	20,087	13,920	12,732

Total tangible assets at end of period	1,332,363	1,161,990	1,156,086	1,120,474	1,168,763	596,078	479,177
Tangible common equity to tangible assets	6.47%	6.56%	7.10%	7.89%	7.38%	8.48%	10.36%

Total average stockholders’ equity(2)	$119,614	$130,623	$123,174	$137,913	$102,032	$75,253	$60,122
Less: average intangible assets and preferred stock	(35,413)	(48,320)	(37,917)	(50,623)	(33,653)	(25,148)	(21,380)

Average tangible common equity(1)(5)	$84,201	$82,303	$85,257	$87,290	$68,379	$50,105	$38,742
Amortization of core deposit intangible	121	178	363	487	192	182	237
Net income allocable to common stockholders(1)	4,924	4,210	8,279	6,895	3,814	1,371	951
Return on average tangible common equity (ROATCE)(3)(4)	11.98%	10.60%	9.99%	8.27%	5.76%	2.98%	2.86%

Efficiency ratio:
Net interest income	$22,344	$20,483	$40,978	$40,765	$25,570	$17,890	$15,782
Total non-interest income	4,782	4,223	9,479	8,856	4,826	2,252	2,960
Less: gain (loss) on sale of securities	370	94	986	500	3	425	206

Operating revenue	$26,756	$24,612	$49,471	$49,121	$30,393	$19,717	$18,536

Expenses:
Total non-interest expenses	$18,227	$16,950	$36,067	$35,631	$22,900	$15,918	$15,354
Less: loss on debt extinguishment	316	-	-	-	-	-	-

Non-interest expense excluding loss on debt extinguishment	$17,911	$16,950	$36,067	$35,631	$22,900	$15,918	$15,354

Efficiency ratio	66.94%	68.87%	72.91%	72.54%	75.35%	80.73%	82.83%

(1)	Share and per share data includes Class A and Class B common stock issued and outstanding.
(2)	The value for 2010 was calculated using a simple average.
(3)	(Annualized net income allocable to common stockholders plus after tax effect of intangible amortization) divided by average tangible common equity.
(4)	Tax rates used in this calculation were 35% for 2015 and 2014 and 34% for 2013, 2012, 2011 and 2010.
(5)	All periods disclosed were calculated using a simple average of tangible common equity.

RISK FACTORS

Investment in our Class A common stock involves risks. In addition to the other information contained in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following factors before deciding to invest in shares of our Class A common stock. The occurrence of any of these risks could have a material adverse effect on our business, prospects, results of operations or financial condition, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.

Risks Related to Our Business

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate.

Our commercial banking operations are primarily concentrated in Kansas and Missouri. As of June 30, 2015, approximately 85% of our total loans were to borrowers located in Kansas and Missouri. As a result, our financial condition and results of operations and cash flows are affected by changes in the economic conditions of our markets. Our success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in these markets. Although our customers’ business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying loans, impact our ability to attract deposits, and generally affect our financial conditions and results of operations. Because of our geographic concentration, we may be less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could have an adverse effect on our results of operations.

Economic recession or other economic problems, including those affecting our markets and regions, but also those affecting the U.S. or world economies, could have a material adverse impact on the demand for our products and services. Since the conclusion of the last recession, economic growth has been slow and uneven, and unemployment levels remain high. If economic conditions deteriorate, or if there are negative developments affecting the domestic and international credit markets, the value of our loans and investments may be harmed, which in turn would have an adverse effect on our financial performance, and our financial condition may be adversely affected. In addition, although deteriorating market conditions could adversely affect our financial condition, results of operations, and cash flows, we may not benefit from any market growth or favorable economic conditions, either in our primary market areas or nationally, even if they do occur.

Difficult conditions in the market for financial products and services may materially and adversely affect our business and results of operations.

Dramatic declines in the housing market during the previous recessionary period, along with increased foreclosures and unemployment, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and, in some cases, to fail. This market turmoil and tightening of credit led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. Although conditions have improved, a return of these trends could have a material adverse effect on our business and operations. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. These conditions would have adverse effects on us and others in the financial services industry.

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.

Our ability to grow our loan portfolio may be limited by, among other things, economic conditions, competition within our market areas, the timing of loan repayments and seasonality.

Our ability to continue to improve our operating results is dependent upon, among other things, growing our loan portfolio. While we believe that our strategy to grow our loan portfolio is sound and our growth targets are achievable over an extended period of time, competition within our market areas is significant, particularly for borrowers whose businesses have been less negatively impacted by the challenging economic conditions of the last few years. We compete with both large regional and national financial institutions, who are sometimes able to offer more attractive interest rates and other financial terms than we choose to offer, as well as other community-based banks who seek to offer a similar level of service to that which we offer. This competition can make loan growth challenging, particularly if we are unwilling to price loans at levels that would cause unacceptable levels of compression of our net interest margin or if we are unwilling to structure a loan in a manner that we believe results in a level of risk to us that we are not willing to accept. Moreover, loan growth throughout the year can fluctuate due in part to seasonality of the businesses of our borrowers and potential borrowers and the timing on loan repayments, particularly those of our borrowers with significant relationships with us, resulting from, among other things, excess levels of liquidity. To the extent that we are unable to increase loans, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our current growth strategy is to grow organically and supplement that growth with select acquisitions. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.

We may not be able to identify and acquire other financial institutions, which could hinder our ability to continue to grow.

A substantial part of our historical growth has been a result of acquisitions of other financial institutions. We intend to continue our strategy of evaluating and selectively acquiring other financial institutions that serve customers or markets we find desirable. However, the market for acquisitions remains highly competitive, and we may be unable to find satisfactory acquisition candidates in the future that fit our acquisition strategy. To the extent that we are unable to find suitable acquisition candidates, an important component of our strategy may be lost. If we are able to identify attractive acquisition opportunities, we must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which have become substantially more difficult, time-consuming and unpredictable as a result of the recent financial crisis. Additionally, any future acquisition may not produce the revenue, earnings or synergies that we anticipated.

Our strategy of pursuing acquisitions exposes us to financial, execution, compliance and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth within acceptable risk tolerances;

•	maintaining asset quality;

•	retaining customers and key personnel, including bankers;

•	obtaining necessary regulatory approvals, which we may have difficulty obtaining or be unable to obtain;

•	conducting adequate due diligence and managing known and unknown risks and uncertainties;

•	integrating acquired businesses; and

•	maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. We face significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our Class A common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized.

Acquisitions of financial institutions also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire or to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities we acquire into our existing operations in a timely manner may increase our operating costs significantly and adversely affect our business, financial condition and results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods.

If we continue to grow, we will face risks arising from our increased size. If we do not manage such growth effectively, we may be unable to realize the benefit from the investments in technology, infrastructure and personnel that we have made to support our expansion. In addition, we may incur higher costs and realize less revenue growth than we expect, which would reduce our earnings and diminish our future prospects, and we may not be able to continue to implement our business strategy and successfully conduct our operations. Risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, information technology systems, determining adequate allowances for loan losses and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

Acquisitions may disrupt our business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than we expect.

Our pursuit of acquisitions may disrupt our business, and any equity that we issue as merger consideration may have the effect of diluting the value of your investment. In addition, we may fail to realize some or all of the anticipated benefits of completed acquisitions. We anticipate that the integration of First Independence and other businesses that we may acquire in the future will be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.

In addition, our acquisition activities, including our acquisition of First Independence, could be material to our business and involve a number of significant risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that we seek to acquire;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than we do;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•	incurring time and expense required to integrate the operations and personnel of the combined businesses;

•	inconsistencies in standards, procedures, and policies that would adversely affect our ability to maintain relationships with customers and employees;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into our financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of impairment to goodwill.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause us to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that we acquire could have an adverse effect on our profitability, return on equity, return on assets, or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition, and results of operation.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

As of June 30, 2015, our ten largest loan relationships totaled over $142.6 million in loan exposure, or 17.1% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Several of our large depositors have relationships with each other, which creates a higher risk that one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force us to fund our business through more expensive and less stable sources.

As of June 30, 2015, our ten largest non-brokered depositors accounted for $174.7 million in deposits, or approximately 17.4% of our total deposits. Further, our non-brokered deposit account balance was $989.9 million, or approximately 98.6% of our total deposits, as of June 30, 2015. Several of our large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Our ability to retain bankers and recruit additional successful bankers is critical to the success of our business strategy, and any failure to do so could adversely affect our business, financial condition, results of operations and growth prospects.

Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services.

Our growth strategy also relies on our ability to attract and retain additional profitable bankers. We may face difficulties in recruiting and retaining bankers of our desired caliber, including as a result of competition from other financial institutions. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new banker will be profitable or effective. If we are unable to attract and retain successful bankers, or if our bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy and our business, financial condition, results of operations and growth prospects may be adversely affected.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing strategic plan, we may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, we may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

Our small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our financial condition and results of operations.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact our markets generally, and small to medium-sized businesses are adversely affected, our financial condition and results of operations may be negatively affected.

In our business, we must effectively manage our credit risk.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant loan losses, which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of our loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of our loan portfolio through our internal loan review process and other relevant factors.

We maintain an allowance for credit losses, which is an allowance established through a provision for loan losses charged to expense that represents management’s best estimate of probable incurred losses in our loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the amount of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance could materially decrease our net income.

In addition, banking regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further charge-offs, based on judgments different than those of our management. Any increase in our allowance for credit losses or charge-offs as required by these regulatory agencies could have a material negative effect on our operating results, financial condition and liquidity.

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, which could adversely affect our profitability.

As a part of the products and services that we offer, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition, and results of operations.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System, or the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. The primary impact of inflation on our operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in our investment portfolio) and the interest paid for liabilities (such as interest paid on savings and money market accounts and time deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which we have no control, and such changes may have an adverse effect on our net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in nonperforming assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect us by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance their loans more quickly or frequently than they otherwise would. The primary tool that management uses to measure interest rate risk is a simulation model that evaluates the impact of varying levels of prevailing interest rates and the impact on net interest income and the economic value of equity. As of June 30, 2015, this simulation analysis indicated that if prevailing interest rates immediately decreased by 100 basis points, we would expect net interest income to decrease by approximately $1.7 million, or 3.7%, over the next 12 months, and a decline in the economic value of equity of $6.7 million, or 3.0%. Conversely, if prevailing interest rates immediately increased by 300 basis points, we would expect net interest income to decrease by approximately $5.5 million, or 12.0%, over the next 12 months, and an increase in the economic value of equity of $63.3 million, or 24.0%. However, fluctuations in interest rates affect different classes of income-earning assets differently, and there can be no assurance as to the actual effect on our results of operations should such an increase or decrease occur.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect our financial condition and results of operations. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Sensitivity and Market Risk,” for a discussion of interest rate risk modeling and the inherent risks in modeling assumptions.

Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income.

We attempt to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition in order to obtain the maximum spread between interest income and interest expense. However, there can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates. Depending on our portfolio of loans and investments, our financial condition and results of operations may be adversely affected by changes in interest rates.

We could suffer losses from a decline in the credit quality of the assets that we hold.

We could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies that we believe are appropriate to minimize this risk, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our financial condition and results of operations. In particular, we face credit quality risks presented by past, current, and potential economic and real estate market conditions.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge-offs, which could depress our net income and growth.

Our loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and, a slowdown in housing. If we see negative economic conditions develop in the United States as a whole or our Kansas and Missouri markets, we could experience higher delinquencies and loan charge-offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

The value of real estate collateral may fluctuate significantly resulting in an under-collateralized loan portfolio.

The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, we may not be able to realize the amount of collateral that we anticipated at the time of originating the loan. This could have a material adverse effect on our provision for loan losses and our operating results and financial condition.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact our business.

A significant portion of our loan portfolio is secured by either residential or commercial real estate. As of June 30, 2015, we had approximately $363.2 million in commercial real estate loans outstanding and $186.2 million in residential real estate loans outstanding, representing approximately 43.5% and 22.3%, respectively, of our total loans outstanding on that date.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case we might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower’s obligation to us. In that event, there could be a material adverse effect on our financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge-offs, which in turn could have a material adverse effect on our financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in a local economy in one of our markets or in occupancy rates where a property is located could increase the likelihood of default.

The foregoing risks are enhanced as a result of the limited geographic scope of our principal markets. Most of the real estate securing our loans is located in our Kansas and Missouri markets. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in our markets could cause a decline in the value of the collateral securing a significant portion of our loan portfolio. Further, the concentration of real estate collateral in these two markets limits our ability to diversify the risk of such occurrences.

A large portion of our loan portfolio is comprised of commercial and industrial loans, which are secured by accounts receivable, inventory, equipment or other asset-based collateral, and deterioration in the value of such collateral could increase our exposure to future losses.

As of June 30, 2015, we had approximately $242.6 million, or approximately 29.1% of our total loan portfolio, of commercial and industrial loans that were collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment. These commercial and industrial loans are typically larger in amount than loans to individuals, and therefore, have the potential for larger losses on a single loan basis. Additionally, asset-based borrowers are often highly leveraged and have inconsistent historical earnings and cash flows. Historically, losses in our commercial and industrial credits have been higher than losses in other segments of our loan portfolio. Significant adverse changes in our borrowers’ industries and businesses could cause rapid declines in values of, and collectability associated with, those business assets, which could result in inadequate collateral coverage for our commercial and industrial loans and expose us to future losses. An increase in specific reserves and charge-offs related to our commercial and industrial loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

A portion of our loan portfolio is comprised of participation and syndicated transaction interests, which could have an adverse effect on our ability to monitor the lending relationships and lead to an increased risk of loss.

We participate in loans originated by other institutions and in syndicated transactions (including shared national credits) in which other lenders serve as the agent bank. As of June 30, 2015, $74.8 million, or approximately 9.0% of our total loans, consisted of participations or syndicated transactions in which we were not the lead bank. Our reduced control over the monitoring and management of these relationships, particularly participations in large bank groups, could lead to increased risk of loss, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of Topeka. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

As a bank holding company, the sources of funds available to us are limited.

Any future constraints on liquidity at the holding company level could impair our ability to declare and pay dividends on our Class A common stock. In some instances, notice to, or approval from, the Federal Reserve may be required prior to our declaration or payment of dividends. Further, our operations are primarily conducted by our subsidiary, Equity Bank, which is subject to significant regulation. Federal and state banking laws restrict the payment of dividends by banks to their holding companies, and Equity Bank will be subject to these restrictions in paying dividends to us. Because our ability to receive dividends or loans from Equity Bank is restricted, our ability to pay dividends to our stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim.

We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease our growth or profits.

Consumer and commercial banking are highly competitive industries. Our market areas contain not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technology has lowered barriers to entry and made it possible for banks to compete in our market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance, and pricing of products and services that we offer to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition, and results of operations.

As a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy.

As a community banking institution, we have lower lending limits and different lending risks than certain of our larger, more diversified competitors.

We are a community banking institution that provides banking services to the local communities in the market areas in which we operate. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small to medium-sized businesses, which may expose us to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, our legally mandated lending limits are lower than those of certain of our competitors that have more capital than we do. These lower lending limits may discourage borrowers with lending needs that exceed our limits from doing business with us. We may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Our business plans and financial projections are based upon numerous assumptions about future events, and our actual financial performance may differ materially from our anticipated performance if our assumptions are inaccurate.

If the communities in which we operate do not grow, or if the prevailing economic conditions locally or nationally are less favorable than we have assumed, then our ability to reduce our nonperforming loans and other real estate owned portfolios and to implement our business strategies may be adversely affected, and our actual financial performance may be materially different from our projections.

Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas even if they do occur. If our senior management team is unable to provide the effective leadership necessary to implement our strategic plan, our actual financial performance may be materially adversely different from our projections. Additionally, to the extent that any component of our strategic plan requires regulatory approval, if we are unable to obtain necessary approval, we will be unable to completely implement our strategy, which may adversely affect our actual financial results. Our inability to successfully implement our strategic plan could adversely affect the price of our Class A common stock.

Volatility in commodity prices may adversely affect our financial condition and results of operations.

In addition to the geographic concentration of our markets, certain industry-specific economic factors also affect us. For example, while we do not have a concentration in energy lending, the industry is cyclical and recently has experienced a significant drop in crude oil and natural gas prices. In addition, we make loans to customers involved in the agricultural industry, many of whom are also impacted by fluctuations in commodity prices. Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with us, and as a result, a severe and prolonged decline in commodity prices may adversely affect our financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond our control.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting, and reputation could be negatively affected if we rely on materially misleading, false, inaccurate, or fraudulent information.

We are subject to environmental risk in our lending activities.

Because a significant portion of our loan portfolio is secured by real property, we may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, we could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require us to incur substantial expenses, materially reduce the property’s value, or limit our ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change and may have fewer resources than our competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of our competitors have greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending, or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our or our customers’ confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. We are under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Therefore, the secure processing, transmission, and storage of information in connection with our online banking services are critical elements of our operations. However, our network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, our customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond our control systems in order to access our products and services. Our technologies, systems and networks, and our customers’ devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers’ confidential, proprietary, and other information, or otherwise disrupt our or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that our activities or the activities of our customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose us to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and ability to generate deposits. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to our competitive position, and the disruption of our operations, all of which could adversely affect our financial condition or results of operations.

We are dependent upon outside third parties for the processing and handling of our records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio accounting. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or incur damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on our business.

We are subject to losses due to the errors or fraudulent behavior of employees or third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical record-keeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. When we originate loans, we rely upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of us to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact our business, financial condition and results of operations.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

Adverse weather or manmade events could negatively affect our markets or disrupt our operations, which could have an adverse effect upon our business and results of operations.

A significant portion of our business is generated in our Kansas and Missouri markets, which have been, and may continue to be, susceptible to natural disasters, such as droughts, tornadoes, floods and other severe weather events. These natural disasters could negatively impact regional economic conditions, cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures, or loss on loans originated by us, damage our banking facilities and offices, and negatively impact our growth strategy. Such weather events could disrupt operations, result in damage to properties, and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather or manmade events will affect our operations or the economies in our current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing our loans, and an increase in delinquencies, foreclosures, or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of natural or manmade disasters. Further, severe weather, natural disasters, acts of war or terrorism, and other external events could adversely affect us in a number of ways, including an increase in delinquencies, bankruptcies, or defaults that could result in a higher level of non-

performing assets, net charge-offs, and provision for loan losses. Such risks could also impair the value of collateral securing loans and hurt our deposit base.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities (and in some cases from the activities of companies that we have acquired), including, but not limited to, consumer residential real estate mortgages. In addition, from time to time, we are, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the Consumer Financial Protection Bureau, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

We are subject to claims and litigation pertaining to intellectual property.

We rely on technology companies to provide information technology products and services necessary to support our day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to us by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in litigation that could be expensive, time-consuming, disruptive to our operations, and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would adversely affect on our business, financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

Our goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared to its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of June 30, 2015, our goodwill totaled $18.1 million. While we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of our existing goodwill or goodwill we may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect our business, financial condition and results of operations.

We have pledged all of the stock of Equity Bank as collateral for a loan and if the lender forecloses, you could lose your investment.

We have pledged all of the stock of Equity Bank as collateral for a third-party loan, which had a balance of $14.4 million as of June 30, 2015. If we were to default on this indebtedness, the lender of such loan could foreclose on Equity Bank’s stock and we would lose our principal asset. In that event, if the value of Equity Bank’s stock is less than the amount of the indebtedness, you could lose the entire amount of your investment.

The dividend rate on our Series C preferred stock fluctuates based on the changes in our “qualified small business lending” and other factors and may increase, which could have a material adverse effect on our income to common stockholders.

We issued $16.4 million in Series C preferred stock to the U.S. Department of Treasury, or the U.S. Treasury, in August 2011 in connection with the Small Business Lending Fund program. The dividend rate of such preferred stock is subject to adjustment over the second through tenth quarterly dividend periods and could be as high as 5.0% per annum if our “qualified small business lending” decreases below certain levels or we fail to comply with certain other terms of our Series C preferred stock. From the eleventh quarterly dividend period through four and one-half years from our issuance of the Series C preferred stock, the annual dividend rate will be fixed at a rate between 1.0% and 7.0%, based upon the level of our “qualified small business lending” at the end of the ninth dividend period. In addition, if our “qualified small business lending” at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a lending incentive fee of 2.0% per annum, payable quarterly, calculated based on the liquidation value of our Series C preferred stock, beginning with dividend payment dates on or after January 1, 2014 and ending on January 1, 2016. The dividend rate is currently fixed at 1% but increases to a fixed rate of 9.0% after December 2015. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of Series C preferred stock as promptly as practicable following the completion of this offering, the redemption is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such shares, if at all. Since issuance, we have maintained our “qualified small business lending” at levels that would enable us to qualify for the lowest dividend rate. If we are unable to maintain our “qualified small business lending” at certain levels, if we fail to comply with certain other terms of our Series preferred stock, or if we are unable to redeem our Series C preferred stock by December 2015, the dividend rate on our Series C preferred stock could result in materially greater dividend payments, which in turn could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Failure to pay dividends on our Series C preferred stock may have adverse consequences, including external involvement on our board of directors.

If dividends on the shares of Series C preferred stock that we issued to the U.S. Treasury in August 2011 are not paid in full for six quarterly dividend periods, whether or not consecutive and if the aggregate liquidation preference amount of the then-outstanding shares of Series C preferred stock is at least $25.0 million, the total number of positions on our board of directors will automatically increase by two and the holders of the Series C preferred stock, acting as a single class, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid full dividends for at least four consecutive quarterly dividend periods. If full dividends have not been paid on the Series C preferred stock for five or more quarterly dividend periods, whether or not consecutive, we must invite a representative selected by the holders of a majority of the outstanding shares of Series C preferred stock, voting as a single class, to attend all meetings of our board of directors in a nonvoting observer capacity. Any such representative would not be obligated to attend any board meeting to which he or she is invited and this right will end when we have paid full dividends for at least four consecutive dividend periods.

We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm liquidity, results of operations and financial condition.

When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including government-sponsored enterprises, about the mortgage loans and the manner in which they were originated. We may be required to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. With respect to loans that are originated through Equity Bank or correspondent channels, the remedies available against the originating broker or correspondent, if any, may not be as broad as the remedies available to purchasers, guarantors and insurers of mortgage loans against us. We face further risk that the originating broker or correspondent, if any, may not have financial capacity to perform remedies that otherwise may be available. Therefore, if a purchaser, guarantor or insurer enforces its remedies against us, we may not be able to recover losses from the originating broker or correspondent. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

Risks Related to the Regulation of Our Industry

We are subject to extensive regulation in the conduct of our business, which imposes additional costs on us and adversely affects our profitability.

As a bank holding company, we are subject to federal regulation under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the examination and reporting requirements of the Federal Reserve. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit our operations significantly and control the methods by which we conduct business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which we may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

We also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations, particularly as a result of regulations adopted under the Dodd-Frank Act. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our financial condition and results of operations.

Changes in laws, government regulation, and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. New proposals for legislation continue to be introduced in the United States Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect us in substantial and unpredictable ways. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products that we may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on our business, financial condition, and results of operations.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

We are subject to supervision and regulation by federal and state banking agencies that periodically conduct examinations of our business, including compliance with laws and regulations – specifically, our subsidiary, Equity Bank, is subject to examination by the Federal Reserve and the Office of the State Bank Commissioner of Kansas, or the OSBC, and we are subject to examination by the Federal Reserve. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of our operations had become unsatisfactory, or that we or our management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers, or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such a regulatory action, it could have a material adverse effect on our business, financial condition, and results of operations.

Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

As a member institution of the FDIC, our subsidiary, Equity Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, Equity Bank could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.

We are subject to certain capital requirements by regulators.

Applicable regulations require us to maintain specific capital standards in relation to the respective credit risks of our assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. We maintain a “well capitalized” status under the current regulatory framework. Our failure to maintain a “well capitalized” status could affect our customers’ confidence in us, which could adversely affect our ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by our regulators on our growth and other activities. Any such effect on customers or restrictions by our regulators could have a material adverse effect on our financial condition and results of operations.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published the final Basel III rules (as defined in “Supervision and Regulation”) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The final Basel III rules apply to all bank holding companies with $1.0 billion or more in consolidated assets and all banks regardless of size.

As a result of the enactment of the Basel III rules, we will become subject to increased required capital levels. The Basel III rules became effective as applied to us on January 1, 2015, with a phase-in period that generally extends from January 1, 2015 through January 1, 2019. The application of more stringent capital requirements on us could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions such as the inability to pay dividends or repurchase shares if we were to be unable to comply with such requirements.

We may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

We are required by federal and state regulatory authorities to maintain adequate capital levels to support our operations. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of “Tier 1 capital,” which consists generally of stockholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support our operations and comply with regulatory standards, we may need to raise capital in the future. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If we cannot raise additional capital when needed, our financial condition and results of operations may be adversely affected, and our banking regulators may subject us to regulatory enforcement action, including receivership. Furthermore, our issuance of additional shares of our Class A common stock could dilute the economic ownership interest of our Class A stockholders.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

We are subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by us with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, or the Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the U.S. Treasury, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and Internal Revenue Service, or the IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the U.S. Treasury regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If our policies, procedures, and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

The Federal Reserve may require us to commit capital resources to support our subsidiary, Equity Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to our subsidiary, Equity Bank, if it experiences financial distress.

Such a capital injection may be required at a time when our resources are limited and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Stockholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

We are a bank holding company regulated by the Federal Reserve. Any entity (including a “group” composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended. In addition, (i) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (ii) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any stockholder that is deemed to “control” the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of “control” of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Shares of our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each stockholder obtaining control that is a “company” would be required to register as a bank holding company. “Acting in concert” generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the stockholders are commonly controlled or managed; (ii) the stockholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the stockholders are immediate family members; or (iv) both a stockholder and a controlling stockholder, partner, trustee or management official of such stockholder own equity in the bank or bank holding company.

Risks Related to Our Class A Common Stock and This Offering

An active, liquid market for our Class A common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares at or above the initial public offering price.

Before this offering, there has been no public market for our Class A common stock. We intend to apply to have our Class A common stock approved for listing on the NASDAQ Global Select Market, but we cannot provide any assurance that such listing will be approved or that an active, liquid trading market for our Class A common stock will develop. If an active trading market does not develop, you may not be able to sell your shares at the volume, prices and times desired. The initial public offering price of shares of our Class A common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The initial public offering price does not necessarily bear any relationship to our book value, assets, or financial condition or any other established criteria of value and may not be indicative of the market price for our Class A common stock after this offering. The price at which shares of our Class A common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price of our Class A common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.

The trading price of our Class A common stock may be volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our Class A common stock, including:

•	actual or anticipated fluctuations in our operating results, financial condition, or asset quality;

•	market conditions in the broader stock market in general, or in our industry in particular;

•	publication of research reports about us, our competitors, or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	future issuances of our Class A common stock or other securities;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving our competitors or us;

•	additions or departures of key personnel;

•	trades of large blocks of our Class A common stock;

•	economic and political conditions or events;

•	regulatory developments; and

•	other news, announcements, or disclosures (whether by us or others) related to us, our competitors, our core markets, or the bank and non-bank financial services industries.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our Class A common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our Class A common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. We expect to incur significant incremental costs related to operating as a public company, particularly when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the

NASDAQ Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	maintain an enhanced internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with the NASDAQ Global Select Market listing standards; and

•	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives

Our management will have broad discretion as to the use of proceeds from this offering, and you may not agree with the manner in which we use the proceeds.

We intend to use approximately $16.4 million of the net proceeds of this offering to redeem, as promptly as practicable following the completion of this offering, our outstanding Series C preferred stock. We intend to use the remaining net proceeds (which will be approximately $         million) to support our organic growth and for other general corporate purposes, including potential future acquisitions of bank and non-bank financial services companies, although at present we do not have any current plans, arrangements, or understandings to make any such acquisitions (other than our previously disclosed agreement to acquire First Independence), and to maintain our capital and liquidity at acceptable levels. We have not formally designated the amount of net proceeds that we will contribute to our subsidiary, Equity Bank, or that we will use for any particular purpose (other than the redemption of our Series C preferred stock). Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value, and we cannot predict whether the proceeds will be invested to yield a favorable return.

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in the foreseeable future is if the price of our Class A common stock appreciates.

The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. Our board of directors has not declared a dividend on our common stock since our inception. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through our subsidiary, Equity Bank. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by Equity Bank to us. The ability of Equity Bank to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after the offering. Based on the initial public offering price of $         per share, which is the midpoint of the prince range set forth on the cover page of this prospectus, and our net tangible book value as of June 30, 2015, if you purchase our Class A common stock in this offering, you will pay more for your shares than the amounts paid by many of our existing stockholders for their shares, and you will suffer immediate dilution of approximately $         per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Upon completion of this offering, we will have             shares of Class A common stock outstanding, or             shares if the underwriters exercise in full their option to purchase additional shares. Our directors, executive officers and certain additional other holders of our Class A common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and the holding periods have elapsed,             additional shares will be eligible for sale in the public market. In addition, the underwriters may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities and could result in a decline in the value of the shares of our Class A common stock purchased in this offering.

Securities analysts may not initiate or continue coverage on our Class A common stock, which could adversely affect the market for our Class A common stock.

The trading market for our Class A common stock may depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts and they may not cover our Class A common stock. If securities analysts do not cover our Class A common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts and our Class A common stock is the subject of an unfavorable report, the price of our Class A common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Class A common stock to decline.

A future issuance of stock could dilute the value of our Class A common stock.

We may sell additional shares of Class A common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be             shares of our Class A common stock issued and outstanding. Those shares outstanding do not include the potential issuance, as of August 1, 2015, of 430,271 shares of our Class A common stock subject to issuance upon exercise of outstanding stock options under our 2013 Stock Incentive Plan or 294,729 additional shares of our Class A common stock that were reserved for issuance under our 2013 Stock Incentive Plan at August 1, 2015. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of Class A common stock. We cannot predict the size of future issuances of our Class A common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

We have significant institutional investors whose interests may differ from yours.

A significant portion of our outstanding equity is currently held by various investment funds that beneficially owned approximately 40% of our outstanding Class A common stock and 100% of our nonvoting Class B common stock, as of August 1, 2015. Following the closing of this offering, we expect these funds to beneficially own approximately     % of our outstanding Class A common stock. These funds could have a significant level of influence because of their level of ownership and representation on our board of directors, including an ability to influence the election of directors and the potential outcome of other matters submitted to a vote of our stockholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters and affect the votes of our board of directors. These funds also have certain rights, such as access rights and registration rights that our other stockholders do not have. The interests of these funds could conflict with the interests of our other stockholders, including you, and any future transfer by these funds of their shares of Class A common stock to other investors who have different business objectives could have a material adverse effect on our business, financial condition, results of operations and future prospects, and the market value of our Class A common stock.

Our directors and executive officers beneficially own a significant portion of our Class A common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned approximately 36% of our outstanding Class A common stock as of August 1, 2015. As a result of this level of ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

Shares of our Class A common stock are not insured deposits and may lose value.

Shares of our Class A common stock are not savings or deposit accounts and are not insured by the FDIC’s DIF, or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

The laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s DIF and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

We have the ability to incur debt and pledge our assets, including our stock in Equity Bank, to secure that debt and holders of any such debt obligations will generally have priority over holders of our Class A common stock with respect to certain payment obligations.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of Class A common stock. For example, interest must be paid to the lender before dividends can be paid to stockholders, and loans must be paid off before any assets can be distributed to stockholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis.

We are an emerging growth company under the JOBS Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company under the JOBS Act, and we therefore are permitted to, and we intend to, take advantage of exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated filer,” as defined under the federal securities laws. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, our stockholders may not have access to certain information that they may deem important. Although we intend to rely on certain of the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies.

We cannot predict whether investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our Class A common stock less attractive as a result of these choices, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Ensuring that we have adequate disclosure controls and procedures, including internal control over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. Our management may conclude that our internal control over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting are effective. In the future, our independent registered public accounting firm may not be satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject us to adverse regulatory consequences. If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our Articles of Incorporation and our Bylaws, and applicable corporate and federal banking laws, could make it more difficult for a third party to acquire control of us or conduct a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us, among others:

•	empower our board of directors, without stockholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•	only permit stockholder action to be taken at an annual or special meeting of stockholders and not by written consent in lieu of such a meeting;

•	provide for a classified board of directors, so that only approximately one-third of or directors are elected each year;

•	prohibit us from engaging in certain business combinations with “interested stockholders” (generally defined as a holder of 15% or more of the corporation’s outstanding voting stock);

•	require at least 120 days’ advance notice of nominations for the election of directors and the presentation of stockholder proposals at meetings of stockholders; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our Class A common stockholders.

Our authorized capital stock includes 10,000,000 shares of preferred stock of which 16,372 are issued and outstanding (which we plan to redeem, as promptly as practicable following the completion of this offering, with a portion of the net proceeds of this offering). Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our Articles of Incorporation, our board of directors is empowered to determine:

•	the designation of, and the number of, shares constituting each series of preferred stock;

•	the dividend rate for each series;

•	the terms and conditions of any voting, conversion and exchange rights for each series;

•	the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;

•	the provisions of any sinking fund for the redemption or purchase of shares of any series; and

•	the preferences and the relative rights among the series of preferred stock.

We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our Class A common stock and with preferences over our Class A common stock with respect to dividends and in liquidation.

The return on your investment in our Class A common stock is uncertain.

We cannot provide any assurance that an investor in our Class A common stock will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	an economic downturn, especially one affecting our core market areas;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of our loan portfolio is secured by real estate;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	interest rate fluctuations, which could have an adverse effect on our profitability;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on our financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	losses resulting from a decline in the credit quality of the assets that we hold;

•	inadequacies in our allowance for loan losses, which could require us to take a charge to earnings and thereby adversely affect our financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that we originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	the failure to receive the regulatory approval necessary to redeem our outstanding Series C preferred stock, or a delay in receiving such approval;

•	the costs of integrating the businesses we acquire, including our pending acquisition of First Independence, which may be greater than expected;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity resulting from decreased loan repayment rates, lower deposit balances, or other factors;

•	restraints on the ability of Equity Bank to pay dividends to us, which could limit our liquidity;

•	the loss of our largest loan and depositor relationships;

•	limitations on our ability to lend and to mitigate the risks associated with our lending activities as a result of our size and capital position;

•	additional regulatory requirements and restrictions on our business, which could impose additional costs on us;

•	increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

•	a failure in the internal controls we have implemented to address the risks inherent to the business of banking;

•	inaccuracies in our assumptions about future events, which could result in material differences between our financial projections and actual financial performance;

•	the departure of key members of our management personnel or our inability to hire qualified management personnel;

•	disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems;

•	unauthorized access to nonpublic personal information of our customers, which could expose us to litigation or reputational harm;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	the occurrence of adverse weather or manmade events, which could negatively affect our core markets or disrupt our operations;

•	an increase in FDIC deposit insurance assessments, which could adversely affect our earnings;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; and

•	other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $         million (or $         million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million (or $         million if the underwriters exercise their over-allotment option in full), assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use approximately $16.4 million of the net proceeds to redeem, as promptly as practicable following the completion of this offering, the outstanding 16,372 shares of Series C preferred stock that we issued to the U.S. Department of Treasury in August 2011 in connection with the Small Business Lending Fund Program. We intend to use the remaining net proceeds (which will be approximately $         million) to support our organic growth and for other general corporate purposes, including to fund potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy and to maintain our capital and liquidity ratios at acceptable levels, including following acquisitions or as a result of organic growth. Although we may, from time to time, evaluate potential acquisitions, we do not have any definitive agreements in place to make any such acquisitions at this current time, except for our previously disclosed agreement to acquire First Independence.

We have not specifically allocated the amount of net proceeds to us that will be used for these purposes (other than the redemption of our Series C preferred stock), and our management will have broad discretion over how these proceeds are used. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

DIVIDEND POLICY

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including:

•	our historical and projected financial condition, liquidity and results of operations;

•	our capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

•	our business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may examine;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock.

As a Kansas corporation, we are subject to certain restrictions on dividends under the Kansas General Corporation Code. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Supervision and Regulation – Bank Regulation – Standards for Safety and Soundness.”

Since we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

If Equity Bank is “significantly undercapitalized” under the applicable federal bank capital standards, or if Equity Bank is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the FDIC may choose to require Equity Bank to receive prior approval for any capital distribution from the Federal Reserve. In addition, Equity Bank generally is prohibited from making a capital distribution if such a distribution would cause Equity Bank to be “undercapitalized” under applicable federal bank capital standards. For more information, see “Supervision and Regulation – Bank Regulation – Standards for Safety and Soundness.”

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2015:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale by us of shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of our Class A common stock to cover over-allotments, if any), and the receipt and application, including our intended redemption of our Series C preferred stock, of the net proceeds from the sale of these shares at an initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2015
(Dollars in thousands, except share and per share information)	Actual	Pro Forma
Indebtedness:
Bank stock loan(1)	$14,375
Subordinated debentures(2)	9,096
Stockholders’ Equity:
Preferred Stock; 10,000,000 shares authorized and 16,372 shares issued and outstanding (actual) and no shares issued and outstanding (pro forma)	$16,363	—
Class A common stock, par value $0.01 per share; 45,000,000 shares authorized, 4,936,017 shares issued and outstanding (actual) and shares issued and outstanding (pro forma)	60
Class B non-voting common stock, par value $0.01 per share; 5,000,000 shares authorized, 1,334,710 shares issued and outstanding (actual) and shares issued and outstanding (pro forma)	18
Additional paid-in capital	98,836
Retained earnings	29,756
Accumulated other comprehensive loss	(2,415)
Treasury stock, 1,271,043 shares of Class A common stock and 234,903 shares of Class B common stock, carried at cost	(19,655)
Employee stock loans(3)	(1,215)

Total stockholders’ equity	$121,748

Book Value and Tangible Book Value per Share:
Book value per share	$16.81
Tangible book value per share	13.76

Capital Ratios (Basel III Guidelines):
Tier 1 Leverage Ratio	8.44%
Tier 1 Common Capital Ratio	9.47%
Tier 1 Risk-Based Capital Ratio	11.17%
Total Risk-Based Capital Ratio	11.76%
Tangible Common Equity to Tangible Assets(4)	6.47%

(1)	Consists of senior debt secured by our stock in Equity Bank.

(2)	Consists of debt issued in connection with our trust preferred securities.

(3)	Consists of loans made to employees of the Company for income tax withholding obligations associated with the termination of the Restricted Stock Unit Plan. All of these loans made to executive officers will be repaid in full prior to the date this registration statement is declared effective by the SEC.

(4)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total stockholders’ equity, excluding preferred stock, less intangible assets. Tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure see “Selected Historical Consolidated Financial and Other Data—Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Class A common stock exceeds the net tangible book value per share of our common stock immediately following this offering. Net tangible book value per share of Class A common stock is equal to our total stockholders’ equity, less intangible assets, divided by the number of shares of common stock outstanding. As of June 30, 2015, the net tangible book value of our common stock was $         million, or $         per share.

After giving effect to our sale of              shares of Class A common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of our Class A common stock to cover over-allotments, if any) at an assumed initial public offering price of $         per share (which is the midpoint of the price range on the cover page of this prospectus) and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, the pro forma net tangible book value of our common stock as of June 30, 2015 would have been approximately $         million, or $         per share. Therefore, this offering will result in an immediate increase of approximately $         in the net tangible book value per share of our common stock of existing stockholders and an immediate dilution of approximately $         in the net tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately     % of the assumed public offering price of $         per share (which is the midpoint of the price range on the cover page of this prospectus).

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our Class A common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$
Net tangible book value per share of Class A common stock as of June 30, 2015	$
Increase in net tangible book value per share of Class A common stock attributable to new investors in this offering	$

Pro forma net tangible book value per share of Class A common stock upon completion of this offering		$

Dilution per share of Class A common stock to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock would increase (decrease) our net tangible book value as of June 30, 2015 by approximately $         million, or $         per share, and the pro forma dilution per share to new investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2015, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors in this offering, at an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders as of June 30, 2015			%	$		%	$
New investors in this offering			%	$		%	$

Total			%	$		%	$

If the underwriters exercise their over-allotment in full, then our pro forma net tangible book value per share of our common stock as of June 30, 2015, would be approximately $         million, or $         per share, representing an immediate increase in net tangible book value to our existing stockholders of approximately $         per share and immediate dilution in net tangible book value to investors purchasing shares in this offering of approximately $         per share.

The table above excludes (i) 430,271 shares of Class A common stock issuable upon the exercise of outstanding stock options at June 30, 2015 at a weighted average exercise price of $13.61 per share, and (ii) 294,729 shares of Class A common stock reserved at June 30, 2015 for issuance in connection with options that remain available for issuance under our 2013 Stock Incentive Plan. In connection with the exercise of any of these stock options or if other equity awards are issued under our 2013 Stock Incentive Plan, investors purchasing in this offering will experience further dilution.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although shares of our common stock may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our Class A common stock in an active market. As of August 1, 2015, there were 267 holders of record of our Class A common stock.

We anticipate that this offering and the listing of our Class A common stock on the NASDAQ Global Select Market will result in a more active trading market for our Class A common stock. However, we cannot assure you that a liquid trading market for our Class A common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our Class A common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our audited and unaudited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company headquartered in Wichita, Kansas. Our wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 25 full service branches located in Kansas and Missouri. As of June 30, 2015, we had consolidated total assets of $1.4 billion, total loans of $828.5 million (net of allowances), total deposits of $1.0 billion and total stockholders’ equity of $121.7 million. During the six-month periods ended June 30, 2015 and 2014, net income was $5.0 million and $4.8 million. Net income for the year ended December 31, 2014 was $9.0 million compared to $7.9 million for the prior year ended December 31, 2013, an increase of $1.1 million, or 14.1%.

History and Background

Since 2003, we have completed a series of eight acquisitions with aggregate total assets of approximately $760 million and total deposits of approximately $828 million as well as two charter consolidations. We have sought to integrate the banks we acquire into our existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. In October 2012, we completed our largest acquisition to date when we acquired First Community Bancshares, Inc., or First Community, in Overland Park, Kansas, which increased our deposits by approximately $515 million. At the time of acquisition, First Community had total assets of approximately $595 million, which significantly increased our total asset size and provided us with ten additional branches in Western Missouri and five additional branches in Kansas City. We integrated fifteen of First Community’s branches and recognized the opportunity to consolidate two branches. Following the acquisition, we also endeavored to reposition and improve First Community’s loan portfolio and deposit mix. We focused on identifying and disposing of First Community’s problematic loans and replacing them with higher quality loans generated organically. In addition, we have grown our commercial loan portfolio, which we believe generally offers higher return opportunities than our consumer loans, primarily by hiring additional talented bankers, particularly in our metropolitan markets, and incentivizing our bankers to expand their commercial banking relationships. We also increased our most attractive deposit accounts, which we refer to as our “Signature Deposits,” primarily by growing deposits in our community markets and cross-selling our depository products to our loan customers. Our Signature Deposits consist of our non-time deposits, including our non-interest bearing checking, interest checking, savings and money market deposit accounts.

Our principal objective is to continue to increase stockholder value and generate consistent earnings growth by expanding our commercial banking franchise both organically and through strategic acquisitions. We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. We are also focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial customer base and increase our current market share. We believe our geographic footprint, which is strategically split between growing metropolitan markets, such as Kansas City and

Wichita, and stable community markets within Western Kansas, Western Missouri and Topeka, provides us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth in our metropolitan markets. We strive to provide an enhanced banking experience for our customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based customer service of a community bank.

Highlights

Year Ended December 31, 2014

•	During the first quarter of 2014, we completed a stock repurchase offer to our stockholders, which resulted in our repurchase of 1,320,660 shares for $17.2 million.

•	In July 2014, we borrowed $15.5 million secured by our stock in Equity Bank from an unaffiliated financial institution in order to redeem, at liquidation value of $15.5 million, the TARP preferred shares we assumed in connection with the First Community acquisition.

•	In November 2014, we sold two branches located in Spring Hill and De Soto, Kansas.

•	By December 31, 2014, we had repositioned the acquired First Community loan portfolio with pay downs, amortization, charge-offs and sales of a combined $243.3 million since the acquisition in October 2012. During the same period as this First Community loan portfolio reduction, total loan growth was $211.2 million with $75.7 million in commercial and industrial loan growth and $91.4 million in commercial real estate loan growth. This organic growth was primarily the result of our efforts to hire, develop and retain seasoned loan officers who can grow commercial loans and cultivate new relationships. These repositioning activities and business development efforts allowed us to grow our commercial and industrial loan portfolio $43.7 million during the year ended December 31, 2014 and our entire loan portfolio grew $66.3 million during this time.

Six Months Ended June 30, 2015

•	We had record net income to common stockholders of $4.9 million, or diluted earnings per share of $0.78, for the six months ended June 30, 2015.

•	We had total loan growth of $108.9 million for the six months ended June 30, 2015.

•	Our efficiency ratio improved to 66.94% for the six months ended June 30, 2015 from 68.87% for the same period in 2014 and 72.91% for the year ended December 31, 2014.

Subsequent Events

•	We entered into a definitive agreement to acquire First Independence Corporation, the registered savings and loan holding company for First Federal Savings & Loan of Independence, based in Independence, Kansas. First Independence operates four full service branches in Southeastern Kansas, which will represent a new market for us, as well as a loan origination office in Lawrence, Kansas. As of June 30, 2015, First Independence had consolidated total assets of $133.7 million, total deposits of $89.1 million and total loans of $87.4 million (net of allowances). We expect to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence’s stockholders. See “Summary—Recent Developments—Expansion Activities” for more information.

Results of Operations

We generate most of our revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees and mortgage banking income. We incur interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and occupancy expenses.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Kansas and Missouri, as well as developments affecting the consumer, commercial and real estate sectors within these markets.

Net Income

Six months ended June 30, 2015 compared with six months ended June 30, 2014: Net income allocable to common stockholders was $4.9 million for the six months ended June 30, 2015, compared to $4.2 million for the six months ended June 30, 2014, an increase of $714 thousand, or 17.0%. During the six-month period ended June 30, 2015, net income was $5.0 million as compared to net income of $4.8 million during the six-month period ended June 30, 2014. In July 2014, we redeemed $15.5 million of preferred stock which reduced dividends on preferred stock by $479 thousand in the first six months of 2015 as compared to the same period in 2014. This redemption replaced preferred stock that had a 9.0% dividend rate with the bank stock loan carrying a 4.0% interest rate, or an after tax rate of approximately 2.6%. During the first six months of 2015, increases in net interest income of $1.9 million and non-interest income of $559 thousand were offset by $430 thousand in additional provision for loan losses and $1.3 million in higher non-interest expenses when compared to the first six months of 2014. The changes in the components of net income are discussed in more detail in the following sections of Results of Operations.

Year ended December 31, 2014 compared with year ended December 31, 2013: Net income allocable to common stockholders was $8.3 million for the year ended December 31, 2014, compared to $6.9 million for the year ended December 31, 2013. Net income for the year ended December 31, 2014 was $9.0 million compared to $7.9 million for the prior year ended December 31, 2013, an increase of $1.1 million. Dividends on preferred stock were $269 thousand less for the year ended December 31, 2014 as compared to the year of 2013. The benefit to 2014 net income allocable to common stockholders of the July 2014 redemption of $15.5 million in preferred stock was partially offset by the May 2014 increase, from 5% to 9%, in the dividend rate on $14.8 million of preferred stock prior to its redemption. During 2014, increases in net interest income of $213 thousand and non-interest income of $623 thousand were offset by $1.1 million in higher non-interest expenses and the provision for income taxes when compared to the year of 2013. The provision for loan losses for the year ended December 31, 2014 was $1.2 million compared with $2.6 million for the prior year. The decrease in the provision for loan losses was, in the opinion of management, the result of improvement in the credit quality of the loan portfolio. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change,” and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “yield/rate change.”

Six months ended June 30, 2015 compared with six months ended June 30, 2014: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on earning assets and average costs of liabilities for the six month periods ended June 30, 2015 and 2014. The yields and costs are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Six Months Ended June 30,
	2015			2014
(dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)
Interest-earning assets:
Loans(1)	$754,513	$20,994	5.61%	$651,772	$18,506	5.73%
Taxable securities	308,983	3,529	2.30%	327,493	3,892	2.40%
Nontaxable securities	40,278	455	2.28%	36,408	414	2.29%
Federal funds sold and other	27,849	266	1.93%	24,137	156	1.30%

Total interest-earning assets	1,131,623	$25,244	4.50%	1,039,810	$22,968	4.45%

Other real estate owned, net	5,403			6,881
Premises and equipment, net	37,718			37,564
Bank owned life insurance	28,928			27,998
Goodwill and core deposit intangible, net	19,173			19,499
Other non-interest-earning assets	12,295			15,080

Total assets	$1,235,140			$1,146,832

Interest-bearing liabilities:
Savings, NOW and money market	$610,595	$713	0.24%	$552,502	$568	0.21%
Certificates of deposit	339,155	1,412	0.84%	374,327	1,392	0.75%

Total interest-bearing deposits	949,750	2,125	0.45%	926,829	1,960	0.43%
FHLB term & line of credit advances	78,519	126	0.32%	15,642	172	2.22%
Bank stock loan	14,694	300	4.11%	-	-	0.00%
Subordinated borrowings	9,024	318	7.11%	8,715	318	7.36%
Other borrowings	25,721	31	0.24%	27,520	35	0.26%

Total interest-bearing liabilities	1,077,708	$2,900	0.54%	978,706	$2,485	0.51%

Non-interest-bearing checking accounts	30,902			29,511
Non-interest-bearing liabilities	6,916			7,992
Stockholders’ equity	119,614			130,623

Total liabilities and equity	$1,235,140			$1,146,832

Net interest income		$22,344			$20,483

Interest rate spread			3.96%			3.94%

Net interest margin(2)			3.98%			3.97%

Total cost of deposits, including non-interest bearing deposits	$980,652	$2,125	0.44%	$956,340	$1,960	0.41%

Average interest-earning assets to interest-bearing liabilities			105.00%			106.24%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earning assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.
(4)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the six months ended June 30, 2015 and June 30, 2014.

Analysis of Changes in Net Interest Income

For the Six Months Ended June 30, 2015 and June 30, 2014

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$2,865	$(377)	$2,488
Taxable securities	(215)	(148)	(363)
Nontaxable securities	44	(3)	41
Federal funds sold and other	27	83	110

Total interest-earning assets	$2,721	$(445)	$2,276

Interest-bearing liabilities:
Savings, NOW and money market	$63	$83	$146
Certificates of deposit	(138)	157	19

Total interest-bearing deposits	(75)	240	165
FHLB term & line of credit advances	204	(250)	(46)
Bank stock loan	300	-	300
Subordinated borrowings	11	(11)	-
Other borrowings	(2)	(2)	(4)

Total interest-bearing liabilities	$438	$(23)	$415

Net Interest Income	$2,283	$(422)	$1,861

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the six months ended June 30, 2015 was $22.3 million compared with $20.5 million for the six months ended June 30, 2014, an increase of $1.9 million, or 9.1%. Interest income for the six months ended June 30, 2015 was $25.2 million, an increase of $2.3 million, or 9.9%, from $23.0 million for the six months ended June 30, 2014. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in commercial loan balances in the period. Interest expense for the six months ended June 30, 2015 was $2.9 million, an increase of $415 thousand, or 16.7%, from $2.5 million for the six months ended June 30, 2014. The increase in interest expense was primarily due to an increase average volume of interest-bearing liabilities used to fund loan growth.

Interest income was $25.2 million for the six months ended June 30, 2015, an increase of $2.3 million over the six months ended June 30, 2014. Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $21.0 million for the first six months of 2015, an increase of $2.5 million, or 13.4%, compared with the first six months of 2014. This increase was due to an increase in average loans, partially offset by a decrease in the average yield on the loan portfolio. The increase in average loan volume was primarily from increases of $58.7 million in commercial and industrial loans, $3.9 million in commercial real estate loans, $40.2 million in mortgage loans, $3.0 million in real estate construction loans and $4.2 million in home equity lines of credit loans, which were partially offset by a decrease of $8.1 million in average loan volume of agricultural loans. The average yield on loans was 5.61% for the first six months of 2015 and 5.73% for the first six months of 2014. The average yield on loans excluding loan fees was 5.03% for the first six months of 2015 and 5.36% for the first six months of 2014. The decrease in yield excluding loan fees was primarily due to decreases in average yields on commercial loans, mortgage loans and agricultural loans. The decrease in yield on commercial loans was the result of loan originations of approximately $84 million and loan renewals in a lower interest rate environment and the payoff of approximately $25 million of higher-rate, higher-credit risk loans. The decrease in the yield on mortgage loans is due to the pay down of approximately $12 million of older loans that had higher interest rates and loan originations of approximately $73 million in the current low interest rate environment. The decrease in yield on agricultural loans was the result of approximately $8 million of pay downs of higher-rate, higher-credit risk loans. Interest income on all securities was $4.0 million during the first six months of 2015, a decrease of $322 thousand when compared to the first six months of 2014. This decrease was due to the decrease of $14.6 million in average total securities and a nine basis point decrease in the average yield on the securities portfolio. The decrease in the average volume of securities was due to the sales and pay downs on securities that were used to fund loan portfolio growth and the Federal Home Loan Bank, or FHLB, debt retirement. The decrease in average yield was due to decreased average yields on mortgage backed securities. Interest income on federal funds sold and other was $266 thousand, an increase of $110 thousand, or 70.5%. This increase is due to the increased stock ownership in the FHLB, which has increased due to our current level of borrowings, resulting in higher dividends earned.

Interest expense was $2.9 million for the six months ended June 30, 2015, an increase of $415 thousand over interest expense for the first six months of 2014. The change in interest expense was due to $300 thousand of interest expense on the bank stock loan, an increase in interest expense on total deposits of $165 thousand and a decrease in interest expense on FHLB advances of $46 thousand. In July 2014, we borrowed $15.5 million to redeem a like amount of preferred stock and this loan was not outstanding at June 30, 2014. Average savings, NOW and money market deposits increased $58.1 million for the first six months of 2015 compared to the first six months of 2014, and the average rate on interest-bearing demand deposits increased from 0.21% to 0.24% for the same period. The average balance increase in interest-bearing deposits is the result of actively managing deposits as a funding vehicle and expansion of our customer base. The increase in rate on interest-bearing deposits is the result of actively managing the rates on this funding source in specific targeted markets with undersized branches. Average certificates of deposit decreased $35.2 million for the first six months of 2015 compared to the first six months of 2014, and the average rate increased from 0.75% to 0.84% for the same period. The increase in interest expense on certificates of deposit was primarily due to the increase in longer term higher rate certificates of deposits. In February 2015, we prepaid older higher cost FHLB term advances and began using the FHLB line of credit advance option that resulted in a lower funding cost and is pre-payable without a fee. We funded the advance repayments by selling available for sale, or AFS, investment securities resulting in gains of $368 thousand. Total cost of funds increased three basis points to 0.54% for the first six months of 2015 from 0.51% for the first six months of 2014.

Net interest margin, defined as net interest income divided by average interest-earning assets, for the first six months of 2015 was 3.98%, an increase of one basis point compared with 3.97% for the first six months of 2014. As discussed in more detail above, net interest margin was positively impacted by increased loan volume, increased loan fee income and decreased investment securities volume, offset by the impact of our bank stock loan that was made in July 2014. These changes for the six months ended June 30, 2015 resulted in an increase in net interest income of $1.9 million, an increase in average interest-earning assets of $91.8 million and an increase in net interest margin.

Year ended December 31, 2014 compared with year ended December 31, 2013: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on earning assets and average costs of liabilities for the years ended December 31, 2014 and 2013. The yields and costs are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Years Ended December 31,
	2014			2013
(dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)
Interest-earning assets:
Loans(1)	$681,547	$38,023	5.58%	$697,910	$38,926	5.58%
Taxable securities	310,936	7,204	2.32%	297,247	6,294	2.12%
Nontaxable securities	36,900	839	2.27%	36,981	828	2.24%
Federal funds sold and other	23,770	345	1.45%	31,983	327	1.02%

Total interest-earning assets	1,053,153	$46,411	4.41%	1,064,121	$46,375	4.36%

Other real estate owned, net	6,054			9,971
Premises and equipment, net	37,948			37,528
Bank owned life insurance	28,225			26,366
Goodwill and core deposit intangible, net	19,423			18,816
Other non-interest-earning assets	14,251			17,696

Total assets	$1,159,054			$1,174,498

Interest-bearing liabilities:
Savings, NOW and money market	$561,629	$1,196	0.21%	$540,550	$1,200	0.22%
Certificates of deposit	366,168	2,888	0.79%	386,459	3,182	0.82%

Total interest-bearing deposits	927,797	4,084	0.44%	927,009	4,382	0.47%
FHLB term and line of credit advances	22,790	345	1.51%	29,710	494	1.66%
Bank stock loan	7,097	295	4.16%	-	-	-%
Subordinated borrowings	8,793	634	7.22%	8,484	642	7.56%
Other borrowings	28,517	75	0.26%	31,608	92	0.29%

Total interest-bearing liabilities	994,994	$5,433	0.55%	996,811	$5,610	0.56%

Non-interest-bearing checking accounts	32,456			32,151
Non-interest-bearing liabilities	8,430			7,623
Stockholders’ equity	123,174			137,913

Total liabilities and equity	$1,159,054			$1,174,498

Net interest income		$40,978			$40,765

Interest rate spread			3.86%			3.80%

Net interest margin(2)			3.89%			3.83%

Total cost of deposits, including non-interest bearing deposits	$960,253	$4,084	0.43%	$959,160	$4,382	0.46%

Average interest-earning assets to interest-bearing liabilities			105.85%			106.75%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing net interest income by average interest-earning assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.
(4)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the twelve months ended December 31, 2014 and December 31, 2013.

Analysis of Changes in Net Interest Income

For the Year Ended December 31, 2014 and December 31, 2013

	Increase (Decrease) Due to:		Total Increase (Decrease)
(dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$(913)	$10	$(903)
Taxable securities	299	611	910
Nontaxable securities	(2)	13	11
Federal funds sold and other	(97)	115	18

Total interest-earning assets	$(713)	$749	$36

Interest-bearing liabilities:
Savings, NOW and money market	$46	$(50)	$(4)
Certificates of deposit	(163)	(131)	(294)

Total interest-bearing deposits	(117)	(181)	(298)
FHLB term and line of credit advances	(108)	(41)	(149)
Bank stock loan	295	-	295
Subordinated borrowings	23	(31)	(8)
Other borrowings	(8)	(9)	(17)

Total interest-bearing liabilities	$85	$(262)	$(177)

Net Interest Income	$(798)	$1,011	$213

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the year ended December 31, 2014 was $41.0 million compared with $40.8 million for the prior year, an increase of $213 thousand, or 0.5%. The increase in net interest income is primarily due to a $177 thousand decrease in interest expense. The decrease in interest expense is due to lower average balances and rates paid on certificates of deposit and lower average balances and rates paid on FHLB term and line of credit advances, partially offset by interest expense incurred in the last six months of 2014 on the $15.5 million bank stock loan. The $36 thousand increase in interest income is due to increased average balances and yields on the securities portfolio, partially offset by the $16.4 million decrease in average loan balances associated with our efforts to improve the loan portfolio’s credit quality following the merger with First Community.

Interest income was $46.4 million in each of 2014 and 2013. Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $38.0 million for 2014, a decrease of $903 thousand, or 2.3%, compared with 2013. The decrease in loan interest income was driven by the decrease in average loan volume; however, the yield on the loan portfolio remained unchanged at 5.58%. One of the factors that caused the yield on loans to remain unchanged was the increase in loan fees included in interest income. Loan fees for the year ended December 31, 2014 were $2.4 million compared to $1.9 million for the year ended December 31, 2013. The increase in loan fees was primarily due to increases in fees on mortgage loans and agricultural loans. Interest income on securities was $8.0 million during 2014, an increase of $921 thousand over 2013 due to an 18 basis point increase in the average yield on the total securities portfolio and an increase in the average total securities portfolio of $13.6 million. The increases in the average yield and average volume of investment securities were primarily due to additional average volume of mortgage-backed securities of $8.0 million with an average yield of 2.20% for the year ended December 31, 2014 compared to the average yield of 2.00% for the year ended December 31, 2013. We purchased additional mortgage-backed securities because this investment option provided us with a competitive yield.

Interest expense was $5.4 million for 2014, a decrease of $177 thousand from the $5.6 million expensed in 2013. Interest expense on savings, NOW and money market deposits was $1.2 million for both 2014 and 2013. Average certificates of deposit decreased $20.3 million for 2014 compared to 2013 and the average rate decreased from 0.82% to 0.79% for the same time period resulting in a decrease in related interest expense of $294 thousand. Average balances of borrowings from the FHLB decreased by $6.9 million, or 23.3%, from an average balance of $29.7 million in 2013 to an average balance of $22.8 million in 2014, resulting in a decrease in interest expense of $149 thousand. In July 2014, we borrowed $15.5 million secured by our stock in Equity Bank. The purpose of this bank stock loan was to redeem a like amount of preferred stock, which carried a 9.0% after-tax divided rate. Interest expense on the bank stock loan for the year of 2014 was $295 thousand. Total cost of interest-bearing liabilities decreased one basis point to 0.55% for the year ended December 31, 2014 from 0.56% for the year ended December 31, 2013.

Net interest margin, for 2014 was 3.89%, an increase of six basis points compared with 3.83% for 2013. The increase in net interest margin is largely the result of changes in mix and yield of interest-earning assets and cost of interest-bearing liabilities. As discussed in more detail above, net interest margin was positively impacted by the increase in loan fee income that is reflected in interest income, decreases in the rate paid on deposits, and FHLB advances, and was negatively impacted by the decrease in the average loan volume for the twelve months ended December 31, 2014. These changes for the twelve months ended December 31, 2014 resulted in an increase in net interest income of $213 thousand, a decrease in average interest-earning assets of $11.0 million and an increase in net interest margin.

Provision for Loan Losses

We maintain an allowance for loan losses for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, discounted cash flows, economic conditions, and other factors including regulatory guidance. As these factors change, the amount of the loan loss provision changes.

Six months ended June 30, 2015 compared with six months ended June 30, 2014: The provision for loan losses for the six months ended June 30, 2015 was $1.3 million compared with $900 thousand for the six months ended June 30, 2014. The increase of $430 thousand was primarily related to increased reserves on impaired loans. Net charge-offs for the six months ended June 30, 2015 were $1.7 million compared to net charge-offs of $412 thousand for the six months ended June 30, 2014. For the first six months of 2015, gross charge-offs were $1.7 million offset by gross recoveries of $89 thousand. Annualized net losses as a percentage of average loans increased to 0.44% for the six months ended June 30, 2015 as compared to 0.13% for the six months ended June 30, 2014. While net charge-offs have increased in 2015, $1.0 million of the gross charge-offs had been previously identified and reserved for in the allowance for loan losses. Losses as a percentage of average loans decreased to 0.12% for the year ended December 31, 2014 as compared to 0.21% for the year ended December 31, 2013. In comparison, gross charge-offs were $730 thousand for the six months ended June 30, 2014 offset by gross recoveries of $318 thousand.

Year ended December 31, 2014 compared with year ended December 31, 2013: The provision for loan losses for the year ended December 31, 2014 was $1.2 million compared with $2.6 million for the year ended December 31, 2013. The decrease in the provision for loan losses was due to management’s assessment as to the improved credit quality of the loan portfolio. Net charge-offs for the years ended December 31, 2014 and 2013 were $851 thousand and $1.4 million. The decrease of $589 thousand reflected decreases in both gross charge-offs and gross recoveries when comparing the years of 2014 and 2013. Loans charged-off in 2014 totaled $1.3 million offset by $483 thousand of recoveries, compared to $2.0 million of gross charge-offs and $545 thousand of recoveries in 2013.

Non-interest Income

The primary sources of non-interest income are service charges and fees, debit card income, mortgage banking income, increases in the value of bank owned life insurance, the recovery of zero-basis purchased loans, investment referral income and net gains on the sale of available for sale securities. Non-interest income does not include loan origination or other loan fees which are recognized as an adjustment to yield using the interest method.

Six months ended June 30, 2015 compared with six months ended June 30, 2014: The following table provides a comparison of the major components of non-interest income for the six months ended June 30, 2015 and 2014:

Non-Interest Income

For the Six Months Ended June 30,

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Service charges and fees	$1,302	$1,467	$(165)	(11.2)%
Debit card income	981	716	265	37.0%
Mortgage banking	578	368	210	57.1%
Increase in value of bank owned life insurance	466	474	(8)	(1.7)%
Recovery on zero-basis purchased loans	356	206	150	72.8%
Investment referral income	293	213	80	37.6%
Other	436	685	(249)	(36.4)%

Sub-Total	4,412	4,129	283	6.9%
Net gain on sale of available for sale securities	370	94	276	293.6%

Total non-interest income	$4,782	$4,223	$559	13.2%

For the six months ended June 30, 2015, non-interest income totaled $4.8 million, an increase of $559 thousand, or 13.2%, compared with the six months ended June 30, 2014. This increase was primarily due to increases in mortgage banking income, debit card income, the recovery on zero-basis purchased loans and gains on the sale of available for sale securities. In connection with the First Community acquisition, we received the rights to certain loans that were previously charged off by First Community. At acquisition, there was no expectation of future cash flows from these previously charged-off loans and thus they were assigned a zero basis. Subsequent to the acquisition, we have received cash payments on several of these loans. No interest has been accrued as cash flow payments have not been expected prior to receipt. During the six-month period ended June 30, 2015 cash payments were $356 thousand compared to $206 thousand received during the six-month period ended June 30, 2014. Service charges and fees declined $165 thousand from $1.5 million at June 30, 2014 to $1.3 million at June 30, 2015, and debit card income increased $265 thousand for the same period from $716 thousand at June 30, 2014 to $981 thousand at June 30, 2015. Our principal source of service charges and fees is non-sufficient funds charges, which are cyclical in nature and generally fluctuate with the change in volume of transaction deposit accounts and economic conditions impacting our customers, and represents a significant portion of the decrease in our service charges and fees. In our experience, favorable customer economic conditions are inversely related to non-sufficient funds charges. As economic conditions improve, non-sufficient funds charges generally decrease because customers typically have more disposable income; however, this decrease is typically offset by fees generated from the increased debit card transaction volume associated with favorable economic conditions.

Year ended December 31, 2014 compared with year ended December 31, 2013: The following table provides a comparison of the major components of non-interest income for the years ended December 31, 2014 and 2013:

Non-Interest Income

For the Year Ended December 31,

			2014 vs. 2013
(Dollars in thousands)	2014	2013	Change	%
Service charges and fees	$3,040	$3,432	$(392)	(11.4)%
Debit card income	1,462	1,336	126	9.4%
Mortgage banking	894	701	193	27.5%
Increase in value of bank owned life insurance	960	953	7	0.7%
Income from other real estate owned	40	126	(86)	(68.3)%
Recovery on zero-basis purchased loans	500	382	118	30.9%
Investment referral income	475	472	3	0.6%
Other	1,122	954	168	17.6%

Sub-Total	8,493	8,356	137	1.6%
Net gain on sale of available for sale securities	986	500	486	97.2%

Total non-interest income	$9,479	$8,856	$623	7.0%

For the year ended December 31, 2014, non-interest income totaled $9.5 million, an increase of $623 thousand, or 7.0%, from $8.9 million in 2013. The increase was primarily due to increases in debit card income, mortgage banking income, the recovery of zero-basis purchased loans, and net gains on the sale of available for sale securities, partially offset by a decrease in service charges and fees. Service charges and fees are primarily impacted by non-sufficient fund charges, which are cyclical in nature and generally fluctuate with the change in volume of transactional deposit accounts and economic conditions impacting our customers. Service charges and fees declined $392 thousand from $3,432 thousand at December 31, 2013 to $3,040 thousand at December 31, 2014, and debit card income and mortgage banking increased $126 thousand and $193 thousand for the same period. Our principal source of service charges and fees is non-sufficient funds charges, which are cyclical in nature and generally fluctuate with the change in volume of transaction deposit accounts and economic conditions impacting our customers and represents a significant portion of the decrease in our service charges and fees. In our experience, favorable customer economic conditions are inversely related to non-sufficient fund charges. As economic conditions improve, non-sufficient charges generally decrease because customers typically have more disposable income; however, this decrease is typically offset by fees generated from the increased debit card transaction volume associated with favorable economic conditions. Our mortgage banking fees increased due to greater mortgage loan originations during 2014 compared to 2013.

Non-interest Expense

Six months ended June 30, 2015 compared with six months ended June 30, 2014: For the six months ended June 30, 2015, non-interest expense totaled $18.2 million, an increase of $1.3 million, or 7.5%, compared with the six months ended June 30, 2014. This increase was primarily due to the prepayment penalty of $316 thousand associated with the retirement of our FHLB term debt in February 2015, an increase of $631 thousand in salaries and employee benefits, an increase of $139 thousand in expenses and losses, net of gains, on other real estate owned, an increase of $175 thousand of data processing expense, and an increase of $281 thousand in other non-interest expenses. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the six-month periods ended June 30, 2015 and 2014.

Non-Interest Expense

For the Six Months Ended June 30,

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Salaries and employee benefits	$9,584	$8,953	$631	7.0%
Net occupancy and equipment	2,238	2,375	(137)	(5.8)%
Data processing	1,381	1,206	175	14.5%
Professional fees	912	1,035	(123)	(11.9)%
Advertising and business development	568	522	46	8.8%
Telecommunications	379	381	(2)	(0.5)%
FDIC insurance	351	366	(15)	(4.1)%
Courier and postage	263	274	(11)	(4.0)%
Amortization of core deposit intangible	121	178	(57)	(32.0)%
Loan expense	178	144	34	23.6%
Other real estate owned	136	(3)	139	4,633.3%
Other	1,800	1,519	281	18.5%

Sub-Total	17,911	16,950	961	5.7%
Loss on extinguishment of debt	316	-	316	100.0%

Total non-interest expense	$18,227	$16,950	$1,277	7.5%

Salaries and employee benefits: Salaries and benefits were $9.6 million for the six months ended June 30, 2015, compared to $9.0 million for the six months ended June 30, 2014. Included in salaries and employee benefits is stock based compensation expense of $82 thousand in 2015 and $292 thousand in 2014. The decrease of $210 thousand in stock based compensation is attributable to the 2014 termination of the restricted stock unit plan, or RSUP. There was no expense associated with the RSUP for the six months ended June 30, 2015, compared to $212 thousand for the six months ended June 30, 2014. The efficiency ratio, discussed below, would have been 66.9% and 68.0% for the six months ended June 30, 2015 and June 30, 2014 if the expense associated with the RSUP were removed. The $631 thousand increase in total salaries and benefits expense when comparing the six-month periods of 2015 and 2014 reflects increases in salaries, commissions, incentives, bonuses and benefits totaling $881 thousand, partially offset by the $210 thousand reduction in stock based compensation and $40 thousand reduction in contract labor costs. The $214 thousand increase in salaries and the $508 thousand increase in commissions, incentives and bonuses reflect cost-of-living raises, increased loan production and the achievement of performance targets.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities. Occupancy expenses were $2.2 million for the six months ended June 30, 2015, compared to $2.4 million for the six months ended June 30, 2014. The majority of the decrease is due to the purchase of the corporate headquarters building in April 2015 and the construction of a new branch building in Wichita that replaced a rented space and was completed in November 2014, resulting in decreases in building rent that was partially offset by an increase in depreciation expense.

Data processing: Data processing expenses were $1.4 million and $1.2 million for the six months ended June 30, 2015 and 2014. The increase of $175 thousand was due to debit card processing costs as usage increased.

Professional fees: Professional fees, including regulatory assessments were $912 thousand for the six months ended June 30, 2015 and $1.0 million for the six months ended June 30, 2014. The decrease of $123 thousand, or 11.9%, is due to a decrease in legal fees of $297 thousand, offset by an increase in accounting fees of $60 thousand, an increase in consulting fees of $50 thousand and the addition of investment advisory fees totaling $58 thousand that began in January 2015. The decrease in legal fees was primarily due to the settlement of the lawsuit with U.S. Bank in June 2015, as discussed in the June 30, 2015 Notes to Interim Consolidated Financial Statements, Note 11 – Legal Matters.

Loss on extinguishment of debt: We chose to incur a $316 thousand loss on extinguishment of debt in February 2015 due to the prepayment of all our FHLB term advances. The weighted average rate of the FHLB term advances was 3.82%. To the extent that additional funding is needed our FHLB line of credit has a lower cost of funds, 0.26% at June 30, 2015.

Other: Other non-interest expenses, which consist of subscriptions, memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; customer program expenses; losses net of gains on the sale of fixed assets; and other operating expenses such as settlement of claims, were $1.8 million for the six months ended June 30, 2015 and $1.5 million for the six months ended June 30, 2014. During the six months ended June 30, 2015, the increase is due to the settlement of the U.S. Bank lawsuit, as discussed in the June 30, 2015 Notes to Interim Consolidated Financial Statements, Note 11 – Legal Matters.

Year ended December 31, 2014 compared with year ended December 31, 2013: For the year ended December 31, 2014, non-interest expense totaled $36.1 million, an increase of $436 thousand, or 1.2%, compared with 2013. This increase was primarily due to an increase of $1.8 million in salaries and employee benefits, and an increase of $468 thousand in professional fees, partially offset by a decrease of $1.2 million in expenses and losses, net of gains, related to other real estate owned. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the years ended December 31, 2014 and 2013.

Non-Interest Expense

For the Twelve Months Ended December 31,

			2014 vs. 2013
(Dollars in thousands)	2014	2013	Change	%
Salaries and employee benefits	$19,621	$17,776	$1,845	10.4%
Net occupancy and equipment	4,761	4,804	(43)	(0.9)%
Data processing	2,530	2,437	93	3.8%
Professional fees	2,279	1,811	468	25.8%
Advertising and business development	1,057	952	105	11.0%
Telecommunications	755	793	(38)	(4.8)%
FDIC insurance	727	922	(195)	(21.1)%
Courier and postage	562	551	11	2.0%
Amortization of core deposit intangible	363	487	(124)	(25.5)%
Loan expense	327	366	(39)	(10.7)%
Other real estate owned	61	1,251	(1,190)	(95.1)%
Loss on sale of buildings held for sale	-	197	(197)	(100.0)%
Other	3,024	3,284	(260)	(7.9)%

Total non-interest expense	$36,067	$35,631	$436	1.2%

Salaries and employee benefits: Salaries and benefits were $19.6 million for the year ended December 31, 2014, an increase of $1.8 million compared to the year ended December 31, 2013. Included in salaries and employee benefits are stock based compensation expense of $1.8 million for 2014 and $401 for 2013. The increase of $1.4 million in stock based compensation is principally attributable to the May 2014 termination of the RSUP. Upon termination of the RSUP the vesting of the RSU’s outstanding was accelerated, the service period was shortened, and the remaining unrecognized compensation was expensed. The expense associated with the RSUP was $1.5 million for the year ended December 31, 2014 compared to $303 thousand for the year ended December 31, 2013. The efficiency ratio, discussed below, would have been 69.8% and 71.9% if the expense associated with the RSUP were removed for the years ended December 31, 2014 and 2013. Incentives and bonuses of $1.1 million for 2014 were up $393 thousand over the $747 thousand in incentives and bonuses expense for 2013, accounting for the remaining increase in salaries and employee benefit expense.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities. Occupancy expenses were $4.8 million during each of the years ended December 31, 2014 and 2013. The 2013 closure of a branch in Topeka, Kansas reduced building rent expense by $96 thousand in 2014 as compared to 2013. This reduction in rent expense was partially offset by a $27 thousand increase in building rent expense associated with the 2014 lease of additional space in the Wichita corporate headquarters building.

Data processing: Data processing expenses were $2.5 million for 2014. An increase of $93 thousand, or 3.82%, from 2013 was due to technology enhancements during 2014.

Professional fees: Professional fees, including regulatory assessments were $2.3 million and $1.8 million for the years ended December 31, 2014 and 2013. The increase of $468 thousand, or 25.8%, is related to legal matters discussed in Note 22 of the December 31, 2014 audited financial statements and additional consulting/accounting services related to SEC registration.

Other real estate owned: For the year ended December 31, 2014 other real estate owned expenses were $436 thousand offset by gains on the sale of other real estate owned of $375 thousand. For the year ended December 31, 2013 other real estate owned expenses were $775 thousand and losses were $476 thousand. The decrease of $1.2 million from 2013 includes a $339 thousand decrease in other real estate owned expenses such as maintenance, repairs, insurance and taxes.

Other: Other non-interest expenses, which consist of subscriptions; memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; customer program expenses; losses net of gains on the sale of fixed assets, losses net of gains on the sale of repossessed assets other than real estate; and other operating expenses such as settlement of claims, were $3.0 million and $3.3 million for the years ended December 31, 2014 and 2013.

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of our performance and is not defined under GAAP. Our efficiency ratio is computed by dividing non-interest expense, excluding loss on debt extinguishment by the sum of net interest income and non-interest income, excluding net gains on available for sale securities. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

Our efficiency ratio was 66.9% for the six months ended June 30, 2015, compared with 68.9% for the six months ended June 30, 2014. The decrease was primarily due to increased net interest income and non-interest income as discussed in “Results of Operations – Net Interest Income and Net Interest Margin Analysis” and “Results of Operations – Non-interest Income” as well as decreases in salaries and employee benefits associated with the RSUP termination in 2014.

Our efficiency ratio was 72.9% for the year ended December 31, 2014, compared with 72.5% for the year ended December 31, 2013. This increase was due to increased non-interest expenses, primarily stock-based compensation associated with the RSUP termination in 2014, as discussed in “Results of Operation – Non-interest Expense.”

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses and available tax credits.

Six months ended June 30, 2015 compared with six months ended June 30, 2014: For the six months ended June 30, 2015, income tax expense was $2.6 million compared with $2.1 million for the six months ended June 30, 2014. The increase was primarily attributable to higher taxable income and a higher effective income tax rate for the six months ended June 30, 2015. The effective income tax rate for the six months ended June 30, 2015 was 33.8% and for the six months ended June 30, 2014 was 30.4%, as compared to U.S. statutory rate of 35.0% for both periods. The effective income tax rate differed from the U.S. statutory rate primarily due to non-taxable income, non-deductible expenses and tax credits.

Year ended December 31, 2014 compared with year ended December 31, 2013: For the year ended December 31, 2014, income tax expense was $4.2 million compared with $3.5 million for the year ended December 31, 2013. The effective income tax rates for the years ended December 31, 2014 and 2013 were 31.9% and 31.0%, as compared to U.S. statutory rates of 35.0% and 34.0%. The effective income tax rate differed from the U.S. statutory rate primarily due to non-taxable income, non-deductible expenses and tax credits. Beginning in 2014, our federal taxable income exceeded $10.0 million resulting in a higher U.S. statutory rate.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Overview

Our total assets increased $176.2 million, or 15.0%, from $1.18 billion at December 31, 2014, to $1.35 billion at June 30, 2015. Net loans increased by $109.2 million, or 15.2%, over the same period. Total investment securities at June 30, 2015 were $378.2 million, an increase of $64.2 million when compared to December 31, 2014. Cash and cash equivalents decreased by $12.1 million for the six-months ended June 30, 2015 as we invested excess liquidity into other earning assets. During the first quarter of 2015, we prepaid all FHLB term advances to decrease future funding cost, resulting in a $316 thousand loss on extinguishment of debt. Deposits at June 30, 2015 totaled $1.0 billion, an increase of $22.8 million as compared to December 31, 2014. Our deposits increased during the first six months of 2015 due to successful business development efforts.

Our total assets at December 31, 2014 were $1.18 billion, an increase of $35.2 million, or 3.1%, from $1.14 billion at December 31, 2013. The increase was primarily the result of loan growth of $65.9 million. During

2014, we increased loans through both organic growth and loan acquisition. Cash along with increased deposits and increased borrowings were used to fund loan growth. Total deposits at December 31, 2014 totaled $981.0 million, an increase of $33.8 million as compared to December 31, 2013. Our deposits increased during 2014 due to successful business development efforts, as well as benefiting from excess liquidity in the financial markets. Our borrowings at December 31, 2014 were $70.4 million, an increase of $27.0 million from $43.4 million at December 31, 2013. The increase is primarily from increases in FHLB advances and the bank stock loan. In July 2014, we borrowed $15.5 million from an unaffiliated financial institution to redeem a like amount of preferred stock.

Loan Portfolio

Loans are our largest category of earning assets and typically provide higher yields than other types of earning assets. At June 30, 2015, our gross loans held for portfolio totaled $834.1 million, an increase of $108.9 million, or 15.0%, compared with December 31, 2014. This overall growth consisted of $59.5 million or 54.6% from commercial and industrial, including $15.6 million or 14.3% in broadly syndicated shared national credits; $27.1 million or 24.9% in mortgage finance loans; $51.7 million or 47.5% from residential real estate; $4.3 million or 3.9% from real estate construction; $1.6 million or 1.5% from consumer; and $1.2 million or 1.1% from agricultural real estate, partially offset by decreases of $4.9 million or 4.4% from agricultural and $4.6 million or 4.2% from commercial real estate. We also had loans classified as held for sale totaling $2.3 million at June 30, 2015, compared to $897 thousand at December 31, 2014.

Our loan portfolio consists of various types of loans, most of which are made to borrowers located in the Wichita and Kansas City MSAs, as well as various community markets throughout Kansas and Missouri. From time to time, we invest in syndicated shared national credits or pools of residential real estate loans where the borrowers are not located within our general market area. Although included in the loan portfolio, we invest in these interest-earning assets as alternatives to investments in corporate bonds or additional residential mortgage-backed securities within our securities portfolio. At June 30, 2015, shared national credits included in our commercial and industrial loan portfolio totaled $18.6 million. Our residential real estate loan portfolio included $32.7 million of out-of-market purchased residential real estate loans at June 30, 2015. Although the portfolio is diversified and generally secured by various types of collateral, the majority of our loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of our borrowers’ ability to honor their obligations is dependent on local economic conditions in Kansas and Missouri. As of June 30, 2015, there was no concentration of loans to any one type of industry exceeding 10% of total loans.

At December 31, 2014, our gross loans held for investment portfolio totaled $725.2 million, an increase of $66.3 million, or 10.1%, compared with $659.0 million at December 31, 2013. This overall growth consisted of $43.7 million or 66.0% from commercial and industrial; $14.2 million or 21.4% from commercial real estate; $9.1 million or 13.7% from real estate construction; and $9.1 million or 13.7% from residential real estate. Growth in our gross loans held portfolio was partially offset by decreases of $5.0 million or 7.6% from agricultural real estate; $4.7 million or 7.1% from agricultural; and $86 thousand or 0.1% from consumer. Our loans classified as held for sale totaled $897 thousand at December 31, 2014.

At June 30, 2015, total loans were 83.1% of deposits and 61.7% of total assets. At December 31, 2014, total loans were 73.9% of deposits and 61.7% of total assets. At December 31, 2013, total loans were 69.6% of deposits and 57.8% of total assets.

The organic, or non-acquired, growth in our loan portfolio is attributable to our ability to attract new customers from other financial institutions and overall growth in our markets. Our lending staff has been successful in building banking relationships with new customers. Several new lenders have been hired in our markets, and these employees have been successful in transitioning their former clients and attracting new clients. Lending activities originate from the efforts of our lenders, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Wichita and Kansas City MSAs, as well as community markets in both Kansas and Missouri.

We provide commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, agricultural and agricultural real estate loans, letters of credit and other loan products to national and regional companies, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans we make to consumers include residential real estate loans, home equity loans, home equity lines of credit, or HELOC, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	June 30, 2015		December 31, 2014		December 31, 2013
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and industrial	$242,578	29.1%	$183,100	25.2%	$139,365	21.1%
Real estate loans:
Commercial real estate	318,494	38.2%	323,047	44.5%	308,830	46.9%
Real estate construction	44,677	5.4%	40,420	5.6%	31,347	4.8%
Residential real estate	186,150	22.3%	134,455	18.5%	125,395	19.0%
Agricultural real estate	18,280	2.2%	17,083	2.4%	22,092	3.4%

Total real estate loans	567,601	68.1%	515,005	71.0%	487,664	74.1%
Consumer	9,522	1.1%	7,875	1.1%	7,961	1.2%
Agricultural	14,415	1.7%	19,267	2.7%	23,969	3.6%

Total loans held for investment	$834,116	100.0%	$725,247	100.0%	$658,959	100.0%

Total loans held for sale	$2,251	100.0%	$897	100.0%	$347	100.0%

Total commercial loans(1)	$619,863	74.8%	$559,046	77.7%	$497,561	76.2%
Total residential real estate and other	208,610	25.2%	160,238	22.3%	155,784	23.8%

Total loans (net of allowance)	$828,473	100.0%	$719,284	100.0%	$653,345	100.0%

(1)	Total commercial loans include commercial and industrial, commercial real estate, commercial real estate construction and agricultural real estate.

Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital, or meet other financing needs of the business. Our commercial and industrial portfolio totaled $242.6 million at June 30, 2015, an increase of $59.5 million, or 32.5%, compared to December 31, 2014. Of this growth, $15.6 million, or 26.3%, was a result of broadly syndicated shared national credit originations and $27.1 million, or 45.5%, was a result of mortgage finance loan participations. The remainder was a combination of loan originations within our target markets, principal repayment, and changes in the balances of revolving lines of credit. Our commercial and industrial portfolio increased $43.7 million, or 31.4%, to total $183.1 million at December 31, 2014 from $139.4 million at December 31, 2013. Of this growth, $3.0 million, or 6.8%, was a result of broadly syndicated shared national credit originations. The remainder was a combination of loan originations within our target markets, principal repayment, and changes in the balances of revolving lines of credit.

Commercial real estate: Commercial real estate loans include all loans secured by nonfarm, nonresidential properties and by multifamily residential properties, as well as 1-4 family investment-purpose real estate loans. Our commercial real estate loans were $318.5 million at June 30, 2015 a decrease of $4.6 million, or 1.4%, compared to December 31, 2014. The decrease was primarily due to principal repayment and changes in the balances of revolving lines of credit. Our commercial real estate loans increased $14.2 million, or 4.6%, to $323.0 million at December 31, 2014 from $308.8 million at December 31, 2013.

Real estate construction: Real estate construction loans include loans made for the purpose of acquisition, development, or construction of real property, both commercial and consumer. Our real estate construction portfolio totaled $44.7 million at June 30, 2015, an increase of $4.3 million, or 10.5%, compared to December 31, 2014. Our real estate construction portfolio increased $9.1 million, or 28.9%, at December 31, 2014 from $31.3 million at December 31, 2013.

Residential real estate: Residential real estate loans include loans secured by primary or secondary personal residences. Our residential real estate portfolio totaled $186.2 million at June 30, 2015, an increase of $51.7 million, or 38.4%, compared to December 31, 2014. During 2015 we purchased two pools of mortgage loans that represent $57.4 million of the increase that was partially offset by net payment activity in the existing residential real estate loans. These pools of mortgages were purchased to expand our loan portfolio and provide additional loan spread.

Agricultural real estate, Agricultural, Consumer and other: Agricultural real estate loans are loans related to farmland. Agricultural loans are primarily operating lines subject to annual farming revenues including productivity and yield of the farm products. Consumer loans are generally secured by consumer assets, but may be unsecured. These three loan pools form an immaterial portion of our overall loan portfolio.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of June 30, 2015
	One year or Less	After one year through five years	After five Years	Total
Commercial and industrial	$126,516	$80,737	$35,325	$242,578

Real estate loans:
Commercial real estate	66,935	175,162	76,397	318,494
Real estate construction	16,529	20,692	7,456	44,677
Residential real estate	6,418	8,156	171,576	186,150
Agricultural real estate	4,333	7,251	6,696	18,280

Total real estate loans	94,215	211,261	262,125	567,601
Consumer	2,007	5,849	1,666	9,522
Agricultural	8,576	3,779	2,060	14,415

Total	$231,314	$301,626	$301,176	$834,116

Loans with a predetermined fixed interest rate	$123,644	$191,806	$56,798	$372,248
Loans with an adjustable/floating interest rate	107,670	109,820	244,378	461,868

Total	$231,314	$301,626	$301,176	$834,116

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2014 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2014
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$96,751	$61,268	$25,081	$183,100

Real Estate
Commercial real estate	52,425	187,757	82,865	323,047
Real estate construction	14,224	18,660	7,536	40,420
Residential real estate	10,282	12,705	111,468	134,455
Agricultural real estate	3,616	6,399	7,068	17,083

Total real estate	80,547	225,521	208,937	515,005

Consumer	2,080	4,733	1,062	7,875
Agricultural	12,924	4,343	2,000	19,267

Total	$192,302	$295,865	$237,080	$725,247

Loans with a predetermined fixed interest rate	104,142	197,142	37,518	338,802
Loans with an adjustable/floating interest rate	88,160	98,723	199,562	386,445

Total	$192,302	$295,865	$237,080	$725,247

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

(Dollars in thousands)	June 30, 2015	December 31, 2014	December 31, 2013
Nonaccrual loans	$7,531	$10,525	$12,720
Accruing loans 90 or more days past due	824	39	174
Restructured loans-nonaccrual	-	265	265
Restructured loans-accruing	-	-	-
OREO acquired through foreclosure, net	6,741	4,754	7,332

Total nonperforming assets	$15,096	$15,583	$20,491

Ratios:
Nonperforming assets to total assets	1.12%	1.33%	1.80%

Nonperforming assets to total loans plus OREO	1.80%	2.13%	3.08%

Nonperforming assets (“NPAs”) include loans on nonaccrual status, accruing loans 90 or more days past due, restructured loans, and other real estate acquired through foreclosure. Impaired loans do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination (“purchased credit impaired loans” or “PCI loans”). See the “Critical Accounting Policies” section for information regarding the review of loans for determining the allowance for loan loss and impairment.

We had $8.4 million in nonperforming loans at June 30, 2015, compared with $10.8 million and $13.2 million at December 31, 2014 and 2013. The nonperforming loans at June 30, 2015 consisted of 52 separate credits and 40 separate borrowers. We had two nonperforming loan relationships with outstanding balances exceeding $1.0 million as of June 30, 2015.

There are several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by lenders, and also monitor delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Potential Problem Loans

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are analyzed individually and classified based on credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. We use the following definitions for risk ratings:

Pass: Loans classified as pass do not have any noted weaknesses and repayment of the loan is expected.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of our credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of June 30, 2015:

Risk Category of Loans by Class

	As of June 30, 2015
	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Doubtful	% of Total	Total
	(Dollars in thousands)
Commercial and industrial	$239,154		$-		$2,522		$902		$242,578

Real estate loans:
Commercial real estate	304,544		-		13,950		-		318,494
Real estate construction	42,577		-		2,100		-		44,677
Residential real estate	184,432		-		1,718		-		186,150
Agricultural real estate	17,663		-		617		-		18,280

Total real estate loans	549,216		-		18,385		-		567,601
Consumer	9,485		-		37		-		9,522
Agricultural	14,296		-		119		-		14,415

Total	$812,151	97.4%	$-	0%	$21,063	2.5%	$902	0.1%	$834,116

The risk category of loans by class of loans is as follows as of December 31, 2014:

Risk Category of Loans by Class

	As of December 31, 2014
	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Doubtful	% of Total	Total
	(Dollars in thousands)
Commercial and industrial	$181,272		$-		$1,828		$-		$183,100

Real estate
Commercial real estate	301,882		147		21,018		-		323,047
Real estate construction	38,342		-		2,078		-		40,420
Residential real estate	132,285		-		2,170		-		134,455
Agricultural real estate	16,708		-		375		-		17,083

Total real estate	489,217		147		25,641		-		515,005

Consumer	7,846		-		29		-		7,875
Agricultural	15,432		-		3,835		-		19,267

Total	$693,767	95.7%	$147	0%	$31,333	4.3%	$-	0%	$725,247

At June 30, 2015 loans considered pass rated credits increased to 97.4% of total loans from 95.7% of total loans at December 31, 2014. Classified loans were $22.0 million at June 30, 2015, a decrease of $9.5 million, or 30.2%, from $31.5 million at December 31, 2014. The increase primarily resulted from our continued focus on resolving classified loans in a timely manner as well as economic improvement in our principal markets.

Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms, unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower’s credit capacity.

With respect to potential problem loans, all monitored and under-performing loans are reviewed and evaluated to determine if they are impaired. If we determine that a loan is impaired, then we evaluate the borrower’s overall financial condition to determine the need, if any for possible write downs or appropriate additions to the allowance for loan losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

Allowance for loan losses

Please see “Critical Accounting Policies – Allowance for Loan Losses” for additional discussion of our allowance policy.

In connection with our review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. Some of the risk elements include:

•

Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. We evaluate the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. We evaluate the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. We evaluate the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primarily operating lines subject to annual farming revenues including productivity and yield of the farm products and market pricing at the time of sale.

Purchased credit impaired loans: As part of previous acquisitions, we acquired certain loans for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Purchased credit impaired loans are accounted for individually. We estimate the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

The table below shows the contractually required principal loan payments and the associated purchase discount on our purchased credit impaired portfolio.

Recorded Investment in Purchased Credit Impaired Loans

	June 30, 2015	December 31, 2014	December 31, 2013
Contractually required payments	$6,447	$7,278	$9,063
Discount	(1,396)	(2,167)	(2,536)

Recorded Investment	$5,051	$5,111	$6,527

Analysis of Allowance for loan losses: At June 30, 2015, the allowance for loan losses totaled $5.6 million, or 0.68% of total loans. At December 31, 2014 and 2013 the allowance for loan losses aggregated $6.0 million and $5.6 million, or 0.82% and 0.85% of total loans.

The allowance for loan losses on loans collectively evaluated for impairment totaled $4.3 million, or 0.52% of the $826.7 million in loans collectively evaluated for impairment at June 30, 2015, compared to an allowance for loan losses of $4.3 million, or 0.60%, of the $714.6 million in loans collectively evaluated for impairment at December 31, 2014, and $4.5 million, or 0.70%, of the $646.4 million in loans collectively evaluated for impairment at December 31, 2013. The decrease was primarily related to a change in applied loss factors which are based in part on historical loss experience as well as changes in the composition and quality of our loan portfolio collectively evaluated for impairment. The changes in composition included purchases of broadly syndicated loans, mortgage finance loans, and residential real estate mortgage pools which have different credit characteristics than our loan portfolio at December 31, 2014.

Annualized net losses as a percentage of average loans increased to 0.44% for the six months ended June 30, 2015 as compared to 0.13% for the six months ended June 30, 2014. While net charge-offs have increased in 2015, $1.0 million of the gross charge-offs had been previously identified and reserved for in the allowance for loan losses. Losses as a percentage of average loans decreased to 0.12% for the year ended December 31, 2014 as compared to 0.21% for the year ended December 31, 2013.

There have been no material changes to our accounting policies related to our allowance for loan loss methodology during the first six months of 2015 and the years ended December 31, 2014 and 2013.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013
Average loans outstanding(1)	$754,513	$651,772	$681,547	$697,910

Gross loans outstanding at end of period(1)	$834,116	$682,343	$725,247	$658,959

Allowance for loan losses at beginning of the period	$5,963	$5,614	$5,614	$4,471
Provision for loan losses	1,330	900	1,200	2,583
Charge-offs:
Commercial and industrial	(8)	(46)	(46)	(126)
Real estate:
Commercial real estate	(1,456)	-	(241)	(920)
Real estate construction	-	-	-	(6)
Residential real estate	(156)	(563)	(668)	(522)
Agricultural real estate	-	-	-	-
Consumer	(119)	(120)	(360)	(374)
Agricultural	-	(1)	(19)	(37)

Total charge-offs	(1,739)	(730)	(1,334)	(1,985)

Recoveries:
Commercial and industrial	7	31	36	39
Real estate:
Commercial real estate	40	52	72	29
Real estate construction	2	13	16	30
Residential real estate	8	122	139	292
Agricultural real estate	-	-	-	-
Consumer	32	99	218	154
Agricultural	-	1	2	1

Total recoveries	89	318	483	545

Net charge-offs	(1,650)	(412)	(851)	(1,440)

Allowance for loan losses at end of the period	$5,643	$6,102	$5,963	$5,614

Ratio of ALLL to end of period loans	0.68%	0.89%	0.82%	0.85%

Annualized ratio of net charge-offs (recoveries) to average loans	0.44%	0.13%	0.12%	0.21%

(1)	Excluding loans held for sale.

The following table shows the allocation of the allowance for loan losses among our loan categories and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	June 30, 2015		December 31, 2014		December 31, 2013
	Amount	% of Total Allowance	Amount	% of Total Allowance	Amount	% of Total Allowance
Balance of allowance for loan losses applicable to:
Commercial and industrial	$2,228	39.5%	$1,559	26.1%	$990	17.6%

Real estate loans:
Commercial real estate	1,623	28.8%	2,298	38.5%	2,378	42.4%
Real estate construction	290	5.1%	599	10.0%	488	8.7%
Residential real estate	1,345	23.8%	1,190	20.0%	1,360	24.2%
Agricultural real estate	25	0.4%	148	2.5%	217	3.9%
Consumer	90	1.6%	81	1.4%	63	1.1%
Agricultural	42	0.8%	88	1.5%	118	2.1%

Total allowance for loan losses	$5,643	100.0%	$5,963	100.0%	$5,614	100.0%

Management believes that the allowance for loan losses at June 30, 2015 was adequate to cover probable incurred losses in the loan portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 2015.

Securities

We use our securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At June 30, 2015, the carrying amount of investment securities totaled $378.2 million, an increase of $64.2 million, or 20.4%, compared with December 31, 2014. We generally attempt to maintain a range of investment securities to loans due to the benefits previously discussed, and with the exception of December 31, 2014 and December 31, 2012 this ratio has ranged from 46% to 60% for the periods from June 30, 2015 to December 31, 2010. During 2014, as interest rates continued to fall, we sold a portion of our AFS investments at a gain. In 2015, we began to purchase investment securities to bring the ratio of investment securities to loans back within a range desired by management. At December 31, 2014, the carrying amount of investment securities was $314.0 million, a decrease of $35.9 million, or 10.2%, compared with $349.9 million at December 31, 2013. At June 30, 2015, securities represented 28.0% of total assets compared with 26.7% and 30.7% at December 31, 2014 and 2013.

At the date of purchase, debt and equity securities are classified into one of two categories, held-to-maturity or available for sale. We do not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on stock investments in the Federal Reserve Bank of Kansas City and the Federal Home Loan Bank of Topeka. These stock investments are stated at cost.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown:

Available-for-Sale Securities

	June 30, 2015		December 31, 2014		December 31, 2013
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government-sponsored entities	$17,064	$17,054	$10,546	$10,400	$16,684	$16,842
Residential mortgage-backed securities (issued by government-sponsored entities)	50,799	50,696	35,867	36,529	39,492	40,162
Corporate	3,000	3,026	3,000	3,011	7,509	7,561
Small Business Administration loan pools	304	325	332	356	371	401
State and political subdivisions	506	508	2,169	2,193	-	-
Equity securities	500	494	500	496	500	484

Total available-for-sale securities	$72,173	$72,103	$52,414	$52,985	$64,556	$65,450

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-to-Maturity Securities

	June 30, 2015		December 31, 2014		December 31, 2013
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government-sponsored entities	$2,735	$2,712	$2,800	$2,809	$-	$-
Residential mortgage-backed securities (issued by government-sponsored entities)	230,229	229,807	195,458	198,171	217,627	213,416
Corporate	12,979	12,815	12,976	12,779	19,138	18,290
Small Business Administration loan pools	3,046	3,038	3,220	3,224	3,450	3,316
State and political subdivisions	57,111	57,970	46,563	48,206	44,192	44,726

Total held-to-maturity securities	$306,100	$306,342	$261,017	$265,189	$284,407	$279,748

At June 30, 2015 and December 31, 2014 and 2013, we did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored entities) for which aggregate adjusted cost exceeded 10% of the consolidated stockholders’ equity at the reporting dates noted.

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of June 30, 2015, December 31, 2014 and December 31, 2013. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	June 30, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
Available-for-sale securities
U.S. government-sponsored entities	$-	0.00%	$12,342	1.47%	$4,712	1.79%	$-	0.00%	$17,054	1.56%
Residential mortgage-backed securities (issued by government-sponsored entities)	-	0.00%	3,828	1.89%	569	1.99%	46,299	2.37%	50,696	2.33%
Corporate	-	0.00%	-	0.00%	3,026	1.29%	-	0.00%	3,026	1.29%
Small Business Administration loan pools	-	0.00%	-	0.00%	-	0.00%	325	4.87%	325	4.87%
State and political subdivisions	-	0.00%	508	1.50%	-	0.00%	-	0.00%	508	1.50%

Total available-for-sale securities	-	0.00%	16,678	1.57%	8,307	1.62%	46,624	2.39%	71,609	2.11%

Held-to-maturity Securities
U.S. government-sponsored entities	-	0.00%	2,735	2.46%	-	0.00%	-	0.00%	2,735	2.46%
Residential mortgage-backed securities (issued by government-sponsored entities)	-	0.00%	4,382	2.05%	8,914	2.57%	216,933	2.38%	230,229	2.38%
Corporate	-	0.00%	-	0.00%	5,402	2.74%	7,577	1.99%	12,979	2.30%
Small Business Administration loan pools	-	0.00%	-	0.00%	-	0.00%	3,046	2.58%	3,046	2.58%
State and political subdivisions	4,301	2.08%	11,882	2.31%	22,953	2.86%	17,975	3.10%	57,111	2.76%

Total held-to-maturity securities	4,301	2.08%	18,999	2.27%	37,269	2.77%	245,531	2.42%	306,100	2.45%

Total debt securities	$4,301	2.08%	$35,677	1.94%	$45,576	2.56%	$292,155	2.42%	$377,709	2.39%

	December 31, 2014
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
Available-for-sale securities:
U.S. government-sponsored entities	$85	1.83%	$2,354	1.82%	$7,961	2.07%	$-	-%	$10,400	2.01%
Residential mortgage-backed securities (issued by government-sponsored entities)	-	-%	4,200	1.93%	6,634	2.52%	25,695	2.63%	36,529	2.53%
Corporate	-	-%	-	-%	3,011	1.24%	-	-%	3,011	1.24%
Small Business Administration loan pools	-	-%	-	-%	-	-%	356	4.49%	356	4.49%
State and political subdivisions	-	-%	567	1.33%	1,626	1.74%	-	-%	2,193	1.64%

Total available-for-sale securities	$85	1.83%	$7,121	1.85%	$19,232	2.07%	$26,051	2.65%	$52,489	2.33%

Held-to-maturity securities:
U.S. government-sponsored entities	$-	-%	$2,800	2.47%	$-	-%	$-	-%	$2,800	2.47%
Residential mortgage-backed securities (issued by government-sponsored entities)	-	-%	4,431	2.01%	13,651	2.51%	177,376	2.58%	195,458	2.56%
Corporate	-	-%	-	-%	5,433	2.72%	7,543	1.92%	12,976	2.26%
Small Business Administration loan pools	-	-%	-	-%	-	-%	3,220	2.49%	3,220	2.49%
State and political subdivisions	4,426	1.83%	12,147	2.52%	23,677	2.85%	6,313	3.53%	46,563	2.76%

Total held-to-maturity securities	$4,426	1.83%	$19,378	2.39%	$42,761	2.73%	$194,452	2.58%	$261,017	2.58%

Total debt securities	$4,511	1.83%	$26,499	2.25%	$61,993	2.52%	$220,503	2.59%	$313,506	2.54%

	December 31, 2013
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
Available for sale securities:
U.S. government-sponsored entities	$6,166	1.77%	$6,099	2.08%	$4,577	1.74%	$-	-%	$16,842	1.87%
Residential mortgage-backed securities (issued by government-sponsored entities)	-	-%	1,267	3.52%	10,085	2.36%	28,810	2.97%	40,162	2.83%
Corporate	-	-%	4,578	2.22%	2,983	1.24%	-	-%	7,561	1.83%
Small Business Administration loan pools	-	-%	-	-%	-	-%	401	4.44%	401	4.44%

Total available-for-sale securities	$6,166	1.77%	$11,944	2.28%	$17,645	2.01%	$29,211	2.99%	$64,966	2.48%

Held-to-maturity securities:
Residential mortgage-backed securities (issued by government-sponsored entities)	$-	-%	$-	-%	$18,704	2.39%	$198,923	2.59%	$217,627	2.57%
Corporate	-	-%	-	-%	5,502	2.72%	13,636	3.02%	19,138	2.93%
Small Business Administration loan pools	-	-%	-	-%	-	-%	3,450	2.56%	3,450	2.56%
State and political subdivisions	4,943	2.22%	14,313	2.23%	15,042	3.20%	9,894	3.32%	44,192	2.80%

Total held-to-maturity securities	$4,943	2.22%	$14,313	2.23%	$39,248	2.75%	$225,903	2.65%	$284,407	2.63%

Total debt securities	$11,109	1.97%	$26,257	2.25%	$56,893	2.52%	$255,114	2.69%	$349,373	2.60%

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association (“Ginnie Mae”), Fannie Mae and Freddie Mac. Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be much different than their stated lives. At June 30, 2015, December 31, 2014 and December 31, 2013, 93.7%, 87.5% and 88.2% of the mortgage-backed securities held by us had contractual final maturities of more than ten years with a weighted average life of 5.3 years, 4.6 years and 6.7 years and a modified duration of 4.7 years, 4.2 years and 5.7 years, respectively.

Deposits

Our lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. We rely primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits.

Composition of Deposits

	June 30,		December 31,
	2015		2014		2013
(Dollars in thousands, except percentages)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Non-interest-bearing demand	$34,187	3.4%	$49,312	5.0%	$47,682	5.0%
Interest-bearing demand, NOW accounts	36,998	3.7%	51,987	5.3%	42,879	4.6%
Savings and money market	559,897	55.8%	537,507	54.8%	493,373	52.1%
Time	372,719	37.1%	342,160	34.9%	363,210	38.3%

Total deposits	$1,003,801	100.0%	$980,966	100.0%	$947,144	100.0%

Average Deposit Balances and Average Rate Paid

	June 30,		December 31,
	2015		2014		2013
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing demand	$30,902	0.00%	$32,456	0.00%	$32,151	0.00%
Interest-bearing demand, NOW accounts	365,834	0.19%	321,208	0.17%	300,101	0.19%
Savings and money market	244,761	0.30%	240,422	0.27%	240,449	0.26%
Time	339,155	0.84%	366,168	0.79%	386,459	0.82%

Total deposits	$980,652		$960,254		$959,160

Total deposits at June 30, 2015 were $1.0 billion, an increase of $22.8 million, or 2.3%, compared to December 31, 2014, primarily due to an increase in time deposits of $30.6, or 8.9%. Non-interest-bearing demand deposits were $34.2 million at June 30, 2015, a decrease of $15.1 million, or 30.7%, compared to December 31, 2014. Savings, NOW and money market deposits were $596.9 million at June 30, 2015, an increase of $7.4 million, or 1.3%, compared to December 31, 2014. Time deposits increased $30.6 million, or 8.9%, from $342.2 million at December 31, 2014 to $372.7 million at June 30, 2015.

Total deposits at December 31, 2014 were $981.0 million, an increase of $33.8 million, or 3.6%, compared to December 31, 2013. The increase is primarily due to an increase in savings, NOW and money market deposits of $53.2 million, or 9.9%, from $536.3 million at December 31, 2013 to $589.5 million at December 31, 2014. Time deposits decreased by $21.1 million, or 5.8%, from $363.2 million at December 31, 2013 to $342.2 million at December 31, 2014. Brokered certificates of deposit of $13.6 million matured during 2014 and were not replaced. Non-interest bearing deposits were $49.3 million at December 31, 2014, an increase of $1.6 million, or 3.4%, compared to $47.7 million at December 31, 2013.

Included in the savings, NOW and money market deposits are brokered deposit balances of $7.6 million as of June 30, 2015 and $7.8 million and $5.9 million as of December 31, 2014 and 2013. These balances represent customer funds placed in the Insured Cash Sweep (“ICS”) service that allows Equity Bank to break large deposits into smaller amounts and place them in a network of other ICS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the ICS service are Equity Bank’s customer relationships that management views as core funding. Brokered certificates of deposit as of June 30, 2015 were $6.4 million, all of which represented customer funds placed in the Certificate of Deposit Account Registry Service (“CDARS”) program. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Equity Bank’s customer relationships that management views as core funding. The brokered certificates of deposit balances acquired through acquisitions were $12.9 million and $36.9 million as of December 31, 2014 and 2013. Of those balances, $5.8 million and $16.3 million as of December 31, 2014 and 2013 were balances in CDARS deposits. Our practice has been not to accept national brokered deposits.

The following table provides information on the maturity distribution of time deposits of $100,000 or more as of June 30, 2015 and December 31, 2014:

(Dollars in thousands)	June 30, 2015	December 31, 2014
3 months or less	$35,080	$57,152
Over 3 through 6 months	30,635	27,943
Over 6 through 12 months	64,907	47,896
Over 12 months	115,062	86,733

Total Certificates	$245,684	$219,724

Other Borrowed Funds

We utilize borrowings to supplement deposits to fund our lending and investment activities. Short-term borrowing and long-term borrowings consist of funds from the FHLB, federal funds purchased and retail repurchase agreements, a bank stock loan, and subordinated debentures.

The following table presents our short-term borrowings at the dates indicated:

(Dollars in thousands)	Federal funds purchased and retail repurchase agreements	FHLB Line of Credit
June 30, 2015
Amount outstanding at period-end	$24,239	$166,856
Weighted average interest rate at period-end	0.24%	0.26%
Maximum month-end balance during first six months	$27,951	$166,856
Average balance outstanding during the first six months	$25,721	$77,202
Weighted average interest rate during the first six months	0.24%	0.26%

December 31, 2014
Amount outstanding at year-end	$25,301	$16,544
Weighted average interest rate at year-end	0.25%	0.25%
Maximum month-end balance during the year	$30,964	$43,150
Average balance outstanding during the year	$28,058	$14,841
Weighted average interest rate during the year	0.26%	0.24%

December 31, 2013
Amount outstanding at year-end	$25,450	$-
Weighted average interest rate at year-end	0.26%	0.19%
Maximum month-end balance during the year	$41,155	$34,124
Average balance outstanding during the year	$31,201	$13,178
Weighted average interest rate during the year	0.29%	0.20%

Federal funds purchased and retail repurchase agreements: We have available federal funds lines of credit with our correspondent banks. As of June 30, 2015, December 31, 2014 and 2013, there were no federal funds purchased. At June 30, 2015, December 31, 2014 and 2013, we had retail repurchase agreements with banking customers of $24.2 million, $25.3 million and $25.5 million. Retail repurchase agreements outstanding represent the purchase of interest in securities by banking customers. Retail repurchase agreements are stated at the amount of cash received in connection with the transaction. We do not account for any of our repurchase agreements as sales for accounting purposes in our financial statements. Repurchase agreements with banking customers are settled on the following business day. Retail repurchase agreements were secured by investment securities held by us with a fair value of $26.3 million, $33.0 million and $34.7 million at June 30, 2015, December 31, 2014 and 2013.

FHLB advances: FHLB advances include both draws against our line of credit and fixed rate term advances. Each term advance is payable in full at its maturity date and contains provision for prepayment penalties. At June 30, 2015, we had no term advances with the FHLB. All term advances were paid in full during the first quarter of 2015 and we incurred $316 thousand in prepayment penalties in order to decrease future costs of funds. At June 30, 2015, we had undisbursed advance commitments (letters of credit) with the FHLB of $378 thousand. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. The advances and letters of credit were collateralized by certain qualifying loans totaling $195.8 million at June 30, 2015. Based on this collateral and our holdings of FHLB stock, we were eligible to borrow an additional $28.6 million at June 30, 2015. At December 31, 2014 and 2013, we had undisbursed advance commitments (letters of credit) with FHLB of $32.4 million and $685 thousand. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. The advances and letters of credit were collateralized by certain qualifying loans totaling $199.6 million and $197.4 million at December 31, 2014 and 2013. Based on such collateral and our holdings of FHLB stock, we were eligible to borrow an additional $146.3 million and $187.4 million at December 31, 2014 and 2013.

Bank stock loan: In July 2014, we borrowed $15.5 million from an unaffiliated financial institution, secured by our stock in Equity Bank. The purpose of the loan was to redeem the Series A and Series B preferred stock. The loan bears interest at a fixed rate of 4.00% until July 2019, at which time the interest rate adjusts to Prime Rate, as designated as such in the “Money Rates” section of The Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments are due quarterly on the first day of January, April, July and October, with one final payment of unpaid principal and interest due in July 2021. The terms of the loan require the Company and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be pre-paid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due. The bank stock loan balance was $14.4 million, $15.2 million and $0 as of June 30, 2015 and December 31, 2014 and 2013.

Subordinated debentures: In conjunction with the 2012 acquisition of First Community, we assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by us, FCB Capital Trust II and FCB Capital Trust III, (“CTII” and “CTIII,” respectively). The trust preferred securities issued by CTII accrue and pay distributions quarterly at three-month LIBOR plus 2.00% (2.25% at June 30, 2015; 2.23% at December 31, 2014; and 2.24% at December 31, 2013) on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035 or upon earlier redemption. The trust preferred securities issued by CTIII accrue and pay distributions quarterly at three-month LIBOR plus 1.89% (2.18% at June 30, 2015 and 2.13% at December 31, 2014 and 2013) on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037 or upon earlier redemption. As a part of the acquisition of First Community, we recorded the debentures at an estimated fair value of $8.3 million. The initial fair value adjustment will be amortized against earnings on a prospective basis. At June 30, 2015 and December 31, 2014 and 2013, the contractual balance and the unamortized fair value adjustment were as follows:

(Dollars in thousands)	June 30, 2015	December 31, 2014	December 31, 2013
Contractual balance	$15,465	$15,465	$15,465
Unamortized fair value adjustment	(6,369)	(6,524)	(6,834)

Net book value	$9,096	$8,941	$8,631

The total interest cost of the subordinated debentures is a function of their variable rates and the amortization of the fair value adjustment recognized upon acquisition.

Liquidity and Capital Resources

Liquidity

Market and public confidence in our financial strength and financial institutions in general will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet its needs.

During the six-month periods ended June 30, 2015 and 2014 and the years ended December 31, 2014 and 2013, our liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Our largest source of funds is deposits and largest uses of funds are loans and securities. Average loans were $754.5 million for the six months ended June 30, 2015, an increase of 10.7% over December 31, 2014 average balance. Our average loans decreased 2.3% for the year ended December 31, 2014 compared with the year ended December 31, 2013. Excess deposits are primarily invested in our interest-bearing deposit account with the Kansas City Federal Reserve Bank, securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Our securities portfolio has a weighted average life of 5.3 years and a modified duration of 4.8 years at June 30, 2015.

Cash Flows Overview

As of June 30, 2015, we had cash and cash equivalents of $19.6 million, a decrease of $12.1 million compared with December 31, 2014. This $12.1 million decrease in cash and cash equivalents during the six months ended June 30, 2015 was due to net cash used in investing activities of $184.5 million, partially offset by $7.0 million cash provided by operating activities and $165.4 million provided by financing activities. The net cash used in investing activities was principally related to loan portfolio growth and the purchase of investment securities in excess of the cash flows generated by maturities, pay-downs, calls and sales of securities. These investing activities were principally funded with cash flows provided by net borrowings of $150.3 million on the FHLB line of credit and an increase in deposits.

During the first six months of 2014, cash and cash equivalents increased $2.0 million due to net cash provided by operating activities of $4.4 million and net cash of $37.9 million provided by financing activities, partially offset by cash of $40.3 million used in investing activities, loan growth and the purchase of investment securities in excess of the cash provided by the investment portfolio were principally funded by a net increase in deposits, federal funds purchased and retail repurchase agreements, and net borrowings on the FHLB line of credit. However, cash and cash equivalents provided by these funding activities were also used for the first quarter 2014 purchase of 1,320,660 shares of common stock for a total cost of $17.2 million.

Cash and cash equivalents were $31.7 million at December 31, 2014, an increase of $11.1 million from the $20.6 million cash and cash equivalents at December 31, 2013. The net cash provided by operating activities of $13.6 million plus the net cash provided by financing activities of $44.7 million were partially used in investing activities, with the remainder resulting in the increase in cash and cash equivalents. During 2014, proceeds of $15.5 million from the bank stock loan were used to redeem a like amount of Series A and Series B preferred stock. Other funding activities, including the increase in deposits of $51.8 million and the increase in FHLB advances of $11.7 million were used for the firstquarter-2014 purchase of treasury shares and to provide funds for investing activities. Net cash used in investing activities was principally for loan portfolio growth and the purchase of investment securities in excess of the cash provided by the investment portfolio. However, an additional use of funds was the November 2014 transfer of $13.8 million to an unaffiliated financial institution in connection with the sale of two Kansas branches.

During 2013 cash and cash equivalents decreased $79.8 million from $100.4 million at December 31, 2012 to $20.6 million at December 31, 2013. This decrease was principally the result of repositioning both assets and liabilities following the October 2012 acquisition of First Community. This repositioning included the use of $45.5 million in investing activities and the use of $50.3 million in financing activities partially offset by the $16.0 million net cash provided by operations. During 2013, we invested $101.9 million in investment securities in excess of the net cash provided by the investment securities portfolios from maturities, pay-downs, calls and sales. This use of cash was partially funded by a $57.4 million decrease in the loan portfolio as we identified and disposed of First Community’s problem loans. Cash was also used for repositioning liabilities, including the decrease in deposits of $43.0 million and the decrease in FHLB advances of $8.6 million.

Anticipated Liquidity Obligations

We believe that our daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, our core deposit base and FHLB advances and other borrowing relationships. We anticipate using additional borrowings on the bank stock loan to fund our anticipated acquisition of First Independence for aggregate cash consideration of approximately $14.7 million (subject to adjustment). In addition, we intend to use approximately $16.4 million of the net proceeds of this offering to redeem, subject to regulatory approval, all of the outstanding shares of our Series C preferred stock. The Series C preferred stock, which was issued in connection with our participation in the U.S. Treasury’s Small Business Lending Fund Program, is currently paying a dividend rate of 1.0%, however, in the first quarter of 2016, the dividend rate on this preferred stock is scheduled to increase to 9.0%.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of June 30, 2015 (other than securities sold under repurchase agreements). These obligations consist of our future cash payments associated with contractual obligations pursuant to FHLB advances, time deposit contracts, borrowed funds, and non-cancelable future operating leases. Payments related to leases are based on actual payments specified in underlying contracts.

Other contractual obligations represent commitments made by us to make capital investments in limited partnerships formed for the purpose of investing in low-income residential rental properties. Payments on these obligations are made as requested by the general partner.

Contractual Obligations

As of June 30, 2015

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
Certificates and other time deposits	$191,217	$138,281	$40,519	$2,702	$372,719
Bank stock loan	1,554	3,108	3,108	6,605	14,375
Subordinated debentures	-	-	-	15,465	15,465
FHLB advances	166,856	-	-	-	166,856
Other contractual obligation commitments	-	31	-	2,979	3,010
Noncancelable future operating leases	478	701	237	307	1,723

Total	$360,105	$142,121	$43,864	$28,058	$574,148

Interest Rate Sensitivity and Market Risk

Our asset-liability policy provides guidelines to management for effective funds management, and management has established a measurement system for monitoring net interest rate sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic gains or losses due to future interest rate changes. These changes can be reflected in future net interest income and/or fair market values. The objective is to measure the effect on net interest income (NII) and economic value of equity (EVE) and to adjust the balance sheet to minimize the inherent risk, while at the same time maximizing income.

We manage exposure to interest rates by structuring the balance sheet in the ordinary course of business. We have the ability to enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk, however currently we do not have a material exposure to these instruments. We also have the ability to enter into interest rate swaps as an accommodation to our customers in connection with an interest rate swap program. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset Liability Committee (“ALCO”), which is composed of certain members of senior management, in accordance with policies approved by the Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets monthly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, securities purchase and sale activities, commitments to originate loans and the maturities of investment securities and borrowings. Additionally, the ALCO reviews liquidity, projected cash flows, maturities of deposits and consumer and commercial deposit activity.

ALCO uses a simulation analysis to monitor and manage the pricing and maturity of assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The simulation tests the sensitivity of NII and EVE. Contractual maturities and repricing opportunities of loans are incorporated in the simulation model as are prepayment assumptions, maturity data and call options within the investment securities portfolio. Assumptions based on past experience are incorporated into the model for non-maturity deposit accounts. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the future NII and EVE. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Management utilizes static balance sheet rate shocks to estimate the potential impact on various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated immediate change in net interest income for twelve months as of the dates indicated:

Market Risk

	Impact on Net Interest Income
	As of June 30,		As of December 31,
Change in prevailing interest rates	2015	2014	2014	2013
+300 basis points	-12.0%	-0.2%	-4.3%	4.2%
+200 basis points	-7.7%	-0.9%	-3.0%	1.9%
+100 basis points	-3.8%	-0.7%	-1.5%	0.6%
0 basis points	0.0%	0.0%	0.0%	0.0%
-100 basis points	-3.7%	-4.8%	-2.7%	-5.0%

	Impact on Economic Value of Equity
	As of June 30,		As of December 31,
Change in prevailing interest rates	2015	2014	2014	2013
+300 basis points	-24.0%	-13.4%	-12.1%	-8.2%
+200 basis points	-12.9%	-10.4%	-9.1%	-6.9%
+100 basis points	-5.0%	-5.9%	-5.2%	-4.0%
0 basis points	0.0%	0.0%	0.0%	0.0%
-100 basis points	-3.0%	+3.7%	-0.4%	+3.3%

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Our commitments associated with outstanding standby and performance letters of credit and commitments to extend credit expiring by period as of June 30, 2015 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extension Commitments

As of June 30, 2015

Dollars in thousands	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
Standby and performance letters of credit	$2,288	$1,200	$30	$-	$3,518
Commitments to extend credit	80,993	28,875	30,638	24,242	164,748

Total	$83,281	$30,075	$30,668	$24,242	$168,266

Standby and Performance Letters of Credit: Standby letters of credit are irrevocable commitments issued by us to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to Extend Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that we plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

Capital Resources

Capital management consists of providing equity to support our current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a state-chartered-Fed-member bank, the Company and Equity Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2015 and December 31, 2014, the Company and Equity Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of June 30, 2015, the most recent notifications from the federal regulatory agencies categorized Equity Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

Total stockholders’ equity was $121.7 million at June 30, 2015, an increase of $4.0 million, or 3.4%, compared with December 31, 2014. The increase was principally attributable to retained earnings of $4.9 million for the six-month period and stock based compensation of $440 thousand, but was partially offset by decreases in the value of the securities portfolio recognized in other accumulated comprehensive earnings of $134 thousand and recognizing employee stock loans of $1.2 million. The employee stock loans are loans receivable from participants in the Restricted Stock Unit Plan (“RSUP”) for the employees’ income tax withholding obligation associated with the termination of the RSUP and the May 2015 issuance of shares of Class A common stock, as discussed in the December 31, 2014 Notes to Consolidated Financial Statements, Note 18. These loans receivable do not meet the requirements to be reported in assets and have been netted against stockholders’ equity. The entire outstanding principal balance and all unpaid accrued interest on the loans is due and payable in a single payment upon the earlier of an acceleration event (which includes, among other events, the filing of a registration statement with the SEC) or December 31, 2015. To the extent such loans were made to our executive officers, the executive officers will repay the Company all owed amounts in full prior to the date this registration statement is declared effective. Total stockholders’ equity was $117.7 million at December 31, 2014, compared with $139.9 million at December 31, 2013, a decrease of $22.1 million, or 15.8%. This decrease was primarily the result of the redemption of preferred stock assumed in the 2012 merger with First Community and the purchase of common stock for treasury, offset by net income of $9.0 million and stock-based compensation of $2.0 million.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to the Company and Equity Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. See “Supervision and Regulation – Bank Holding Company Regulation – Rules on Regulatory Capital.” The following table provides a comparison of the Company’s and Equity Bank’s leverage and risk-weighted capital ratios as of June 30, 2015 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of June 30, 2015

(Dollars in thousands)

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
The Company(1)
Total capital (to risk weighted assets)	$112,759	11.76%	$76,695	8.00%	$	N/A	N/A
Tier 1 capital (to risk weighted assets)	107,116	11.17%	57,521	6.00%		N/A	N/A
Common equity tier 1 capital (to risk weighted assets)	90,753	9.47%	43,141	4.50%		N/A	N/A
Tier 1 leverage capital (to average assets)	107,116	8.44%	50,748	4.00%		N/A	N/A

Equity Bank(2)
Total capital (to risk weighted assets)	$125,895	13.11%	$76,850	8.00%		$96,063	10.00%
Tier 1 capital (to risk weighted assets)	120,252	12.52%	57,638	6.00%		76,850	8.00%
Common equity tier 1 capital (to risk weighted assets)	120,252	12.52%	43,228	4.50%		62,441	6.50%
Tier 1 leverage capital (to average assets)	120,252	9.46%	50,828	4.00%		63,535	5.00%

(1)	The Federal Reserve may require the Company to maintain capital ratios above the required minimums.
(2)	The FDIC may require Equity Bank to maintain capital ratios above the required minimums.

Critical Accounting Policies

Our significant accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note 1 to the consolidated financial statements included elsewhere is this prospectus. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of previous charge-offs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Purchased Credit Impaired Loans: As part of previous acquisitions, we acquired certain loans for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchased credit impaired loans are accounted for individually. We estimate the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Nonaccrual Loans: Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans: A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. All loans are individually evaluated for impairment. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or on the value of the underlying collateral if the loan is collateral dependent. We evaluate the collectability of both principal and interest when assessing the need for a loss accrual.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled Debt Restructurings: In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is not in doubt, and the borrower has a period of satisfactory repayment performance.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. A loan review process, independent of the loan approval process, is utilized by management to verify loans are being made and administered in accordance with Company policy, to review loan risk grades and potential losses, to verify that potential problem loans are receiving adequate and timely corrective measures to avoid or reduce losses, and to assist in the verification of the adequacy of the loan loss reserve. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance for loan losses covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by us. This actual loss experience is then adjusted by comparing current conditions to the conditions that existed during the loss history. We consider the changes related to (i) lending policies, (ii) economic conditions, (iii) nature and volume of the loan segments, (iv) lending staff, (v) volume and severity of past due, non-accrual, and risk graded loans, (vi) loan review system, (vii) value of underlying collateral for collateral dependent loans, (viii) concentration levels and (ix) effects of other external factors.

There have been no material changes to our accounting policies related to the allowance for loan loss methodology during the first six months of 2015 and the years 2014 and 2013.

Goodwill: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.

Core deposit intangibles: Core deposit intangibles are acquired customer relationships arising from whole bank and branch acquisitions. Core deposit intangibles are initially measured at fair value and then are amortized over their estimated useful lives using an accelerated method. The useful lives of the core deposits are estimated to generally be between seven and ten years.

Goodwill and core deposit intangibles are assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. We have selected December 31 as the date to perform our annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life.

Emerging Growth Company: Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the public company adoption period.

Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as it qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. ASU 2014-09, as originally issued, is effective for annual reporting periods beginning after December 15, 2016, and early application is not permitted. In April 2015, the FASB issued a proposed ASU that would defer the effective date of this revenue recognition standard by one year to annual reporting periods beginning after December 15, 2017. This proposal also would permit early adoption. We are currently evaluating the impact of this new accounting standard on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of our financial instruments, see “Interest Rate Sensitivity and Market Risk.” Our principal market risk exposure is to changes in interest rates.

Non-GAAP Financial Measures

We identify certain financial measures discussed in this prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share and Tangible Book Value Per Diluted Common Share: Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total stockholders’ equity less preferred stock and goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding; and tangible book value per common share as tangible common equity (as described in clause (a)) divided by diluted shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value.

Management believes that these measures are important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	June 30,		December 31,
	2015	2014	2014	2013
Total stockholders’ equity	$121,748	$127,543	$117,729	$139,873
Less: preferred stock	16,363	31,896	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	986	1,293	1,107	1,470

Tangible common equity	$86,269	$76,224	$82,133	$88,381

Common shares outstanding	6,270,727	6,064,943	6,067,511	7,385,603

Diluted common shares outstanding	6,289,407	6,161,004	6,285,628	7,464,074

Book value per common share	$16.81	$15.77	$16.71	$14.62

Tangible book value per common share	$13.76	$12.57	$13.54	$11.97

Diluted tangible book value per common share	$13.72	$12.37	$13.07	$11.84

Tangible Common Equity to Tangible Assets: Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total stockholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total stockholders’ equity to total assets.

Management believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	June 30,		December 31,
	2015	2014	2014	2013
Total stockholders’ equity	$121,748	$127,543	$117,729	$139,873
Less: preferred stock	16,363	31,896	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	986	1,293	1,107	1,470

Tangible common equity	$86,269	$76,224	$82,133	$88,381

Total assets	$1,351,479	$1,181,413	$1,175,323	$1,140,074
Less: goodwill	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	986	1,293	1,107	1,470

Tangible assets	$1,332,363	$1,161,990	$1,156,086	$1,120,474

Tangible Common Equity to Tangible Assets	6.47%	6.56%	7.10%	7.89%

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing non-interest expense, excluding loss on debt extinguishment by the sum of net interest income and non-interest income, excluding net gains on the sale of available for sale securities. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income.

In management’s judgment, the adjustments made to non-interest expense and non-interest income allow investors and analysts to better assess operating expenses in relation to operating revenue by removing loss on debt extinguishment and net gains on the sale of available for sale securities.

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	June 30,		December 31,
	2015	2014	2014	2013
Non-interest expense	$18,227	$16,950	$36,067	$35,631
Less: Loss on debt extinguishment	316	-	-	-

Non-interest expense, excluding Loss on debt extinguishment	$17,911	$16,950	$36,067	$35,631

Net interest income	$22,344	$20,483	$40,978	$40,765

Non-interest income	$4,782	$4,223	$9,479	$8,856
Less: Net gains on security sales	370	94	986	500

Non-interest income, excluding Net gains on security sales	$4,412	$4,129	$8,493	$8,356

Efficiency Ratio	66.9%	68.9%	72.9%	72.5%

BUSINESS

Our Company

We are a bank holding company headquartered in Wichita, Kansas. Our wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 25 full service branches located in Kansas and Missouri. As of June 30, 2015, we had, on a consolidated basis, total assets of $1.4 billion, total deposits of $1.0 billion, total loans of $828.5 million (net of allowances) and total stockholders’ equity of $121.7 million. We have been profitable nine out of the last ten years and each of the last five years.

Our principal objective is to increase stockholder value and generate consistent earnings growth by expanding our commercial banking franchise both organically and through strategic acquisitions. We strive to provide an enhanced banking experience for our customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based customer service of a community bank.

Our History and Growth

We were founded in November 2002 by our Chairman and CEO, Brad S. Elliott. Mr. Elliott believed that, as a result of in-market consolidation, there existed an opportunity to build an attractive commercial banking franchise and create long-term value for our stockholders. Following thirteen years’ experience as a finance executive, including serving as a Regional President for a Kansas bank with over $1.0 billion in assets, Mr. Elliott implemented his banking vision of developing a strategic consolidator of community banks and a destination for seasoned bankers and business persons who share our entrepreneurial spirit. In 2003, we raised capital from 23 local investors to finance the acquisition of National Bank of Andover in Andover, Kansas. At the time of our acquisition, National Bank of Andover had $32 million in assets and was subject to a regulatory enforcement agreement with the Office of the Comptroller of the Currency, or the OCC. Subsequent to our acquisition of National Bank of Andover, we changed its name to Equity Bank and instilled in its commercial and retail staff our entrepreneurial spirit and disciplined credit culture. Within eight months of the acquisition, the enforcement action with the OCC was terminated.

We believe we have a successful track record of selectively acquiring, integrating and consolidating community banks and branch networks. Since 2003, we have completed a series of eight acquisitions with aggregate total assets of approximately $760 million and total deposits of approximately $828 million and two charter consolidations. Our acquisition activity includes the following:

•	June 2003 – Acquired National Bank of Andover in Andover, Kansas for $3 million. At the time of our acquisition, National Bank of Andover had $32 million in total assets.

•	February 2005 – Acquired two branches of Hillcrest Bank, N.A. in Wichita, Kansas, which increased our deposits by $66 million. In conjunction with this acquisition, we relocated our headquarters to our current principal executive offices in Wichita.

•	June 2006 – Acquired the Mortgage Centre of Wichita and integrated it into our Bank as a department to expand our mortgage loan platform.

•	October 2006 – Acquired a Missouri charter from First National Bank in Sarcoxie, Missouri, which allowed us to subsequently open a full service branch in Lee’s Summit, Missouri in 2007.

•	November 2007 – Acquired Signature Bancshares, Inc. in Spring Hill, Kansas, which provided us entry into the Overland Park, Kansas market.

•	August 2008 – Acquired Ellis State Bank with locations in Ellis and Hays, Kansas.

•	December 2011 – Acquired four branches of Citizens Bank and Trust in Topeka, Kansas, which increased our deposits by $110 million.

•	October 2012 – Acquired First Community Bancshares, Inc. in Overland Park, Kansas, which increased our deposits by approximately $515 million. At the time of acquisition, First Community had total assets of approximately $595 million, which significantly increased our total asset size and provided us with ten additional branches in Western Missouri and five additional branches in Kansas City.

•	July 2015 – Entered into a definitive agreement to acquire First Independence Corporation of Independence, the registered savings and loan holding company for First Federal Savings & Loan of Independence, based in Independence, Kansas. First Independence operates four full service branches in Southeastern Kansas, which will represent a new market for us, as well as a loan origination office in Lawrence, Kansas. As of June 30, 2015, First Independence had consolidated total assets of $133.7 million, total deposits of $89.1 million and total loans of $87.4 million (net of allowances). We expect to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence’s stockholders. See “— Recent Developments — Expansion Activities” for more information.

In conjunction with our strategic acquisition growth, we strive to reposition and improve the loan portfolio and deposit mix of the banks we acquire. Following our acquisitions, we focus on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. These efforts have helped reduce our ratio of nonperforming assets to total assets from 1.76% at December 31, 2012 to 1.12% at June 30, 2015. In addition, we have grown our commercial loan portfolio, which we believe generally offers higher return opportunities than our consumer loan portfolio, primarily by hiring additional talented bankers, particularly in our metropolitan markets, and incentivizing our bankers to expand their commercial banking relationships. From December 31, 2012 to June 30, 2015, we increased our commercial loan portfolio (net of allowances) from 72.0% to 74.8% of our loan portfolio. Within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% were commercial and industrial loans, in each case, as of June 30, 2015. We also seek to increase our most attractive deposit accounts, which we refer to as our “Signature Deposits,” primarily by growing deposits in our community markets and cross-selling our depository products to our loan customers. Our Signature Deposits, which consist of all our non-time deposits, including our non-interest bearing checking, interest checking, savings and money market deposit accounts, increased from 59.7% of our total deposits as of December 31, 2012 to 62.9% of our total deposits as of June 30, 2015. Our efforts to improve our deposit mix as well as the current rate environment helped lower our cost of interest-bearing deposits from 83 basis points at December 31, 2012 to 45 basis points at June 30, 2015.

As a result of these strategic and organic growth efforts, since our inception through June 30, 2015, we have expanded our team of full-time equivalent employees from 19 to 262, and our network of branches from two to 25. We believe that we are well positioned to continue to be a strategic consolidator of community banks, while maintaining our history of attracting experienced and entrepreneurial bankers and organically growing our loans and deposits.

We have periodically raised capital from local and institutional investors in order to finance our strategic and organic growth initiatives. Most recently, in May 2012, we raised $20.3 million from local and institutional investors in connection with our acquisition of First Community. Since our inception, we have raised an aggregate of $62.8 million from investors on seven different occasions, exclusive of acquisitions in which we issued our stock as consideration.

From time to time, we have also opportunistically raised capital through governmental programs in order to capitalize our balance sheet. For example, in 2009, we raised $8.8 million under the U.S. Treasury’s Troubled Asset Relief Program, or TARP. In 2011, we raised $8.8 million under the U.S. Treasury’s Small Business Lending Fund, or SBLF, and used the SBLF proceeds to redeem all of our TARP funding outstanding at that time. In 2014, we repaid all of the TARP funding we assumed in our acquisition of First Community with a loan from a third-party financial institution secured by our stock in Equity Bank, which we refer to as our bank stock loan. In addition, we repurchased $17.2 million of our Class A common shares in March 2014.

Our Historical Performance

Operating Results

Since our first acquisition in 2003 through June 30, 2015, we have achieved significant growth in many of our key financial performance categories. During this period, we have grown our total assets from $32.0 million to $1.4 billion, total loans from $22.0 million to $828.5 million (net of allowances) and total deposits from $27.0 million to $1.0 billion. The charts below illustrate the growth in the dollar balances of our total assets, loans and deposits for the five-year period ended December 31, 2014 as well as for the six months ended June 30, 2015. The growth in these metrics from December 31, 2011 to December 31, 2012 was primarily attributable to our acquisition of First Community, which was completed in October 2012. Our total assets, loans and deposits were relatively flat between December 31, 2012 and December 31, 2014 as we focused our efforts on integrating the First Community acquisition, repositioning our balance sheet, improving our loan portfolio and deposit mix, and enhancing operational efficiency during this time.

During the five-year period ended December 31, 2014, our profitability also significantly increased. The charts below illustrate our net income to common stockholders, earnings per share (“EPS”) and net interest margin (“NIM”) during this period as well as for the six months ended June 30, 2015. We believe our earnings growth between December 31, 2012 and December 31, 2014 was primarily attributable to our repositioning efforts during this time, which improved our commercial loan portfolio, our deposit mix and our efficiency ratio. As a result of our growth initiatives and repositioning efforts, our net interest margin has increased from 3.83% as of December 31, 2013 to 3.98% as of June 30, 2015.

Note:    Net interest margin is calculated by dividing annualized net interest income by average interest-earning assets for the period.

In addition, our operating performance has improved since our inception as well as in the five-year period ended December 31, 2014 and the six months ended June 30, 2015. As illustrated in the charts below, we have more than doubled our return on average assets (“ROAA”) and return on average tangible common equity (“ROATCE”), while significantly improving the efficiency of our operations during this time, as indicated by our improving efficiency ratio.

Note:    ROAA and ROATCE are calculated by dividing annualized net income by average assets and average tangible common equity.

Integration

We believe the successful execution of our acquisition strategy is based on our ability to effectively integrate the banks we have acquired. Following our most recent acquisition of First Community in October 2012, we integrated First Community’s fifteen branches and recognized the opportunity to consolidate two branches, while continuing to offer convenient locations to our customers. We grew our commercial loan originations from approximately $133 million in 2012 to approximately $260 million in 2014. During the six months ended June 30, 2015, our commercial loan originations were approximately $209 million. Our repositioning of our loan portfolio, after taking into account sales of loans and credit marks related to acquisition accounting, reflects total loan growth of approximately $210 million since the closing of the First Community acquisition through December 31, 2014, and approximately $125 million from December 31, 2014 to June 30, 2015. In addition, our Signature Deposits increased from $593.1 million as of December 31, 2012 to $638.8 million as of December 31, 2014. Our operating performance during this time also coincided with a significant improvement in our asset quality ratios and were $631.1 million at June 30, 2015. Following the acquisition of $20.9 million of nonperforming assets of First Community, we were able to decrease our nonperforming assets from $31.7 million as of November 30, 2012, or 2.7% of total assets, to $15.6 million as of December 31, 2014, or 1.33% of total assets, and our nonperforming assets were $15.1 million as of June 30, 2015, or 1.12% of total assets. Most importantly, we believe the successful integration of First Community delivered increased value to our stockholders and our diluted EPS increased from $0.65 at December 31, 2012 to $1.30 at December 31, 2014, representing a compounded annualized growth rate, or CAGR, of 41%. Our diluted EPS for the six months ended June 30, 2015 was $0.78.

As we have grown, we have been able to effectively manage our capital while strengthening our asset quality and driving growth in our tangible book value per share. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our Tier 1 leverage ratio was 8.44%. We have maintained a strong balance sheet and, as of June 30, 2015, we were above regulatory definitions of “well capitalized” even after we repurchased 1.3 million shares of our common stock in March 2014 for $17.2 million. Our tangible book value per share has increased from $10.91 at December 31, 2010 to $13.76 at June 30, 2015. As of June 30, 2015, we had $121.7 million in total stockholders’ equity.

Loan and Deposit Portfolio

As illustrated in the chart and table below, we have grown our loan portfolio from $280.5 million as of December 31, 2010 to $828.5 million as of June 30, 2015 (net of allowances). Our loan portfolio composition was 74.8% commercial and 25.2% 1-4 family and other as of June 30, 2015 and within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% of such loans were commercial and industrial loans. Our repositioning efforts following the acquisition of First Community helped expand our commercial loan portfolio (net of allowances) from 72.0% of our loan portfolio as of December 31, 2012 to 74.8% of our loan portfolio as of June 30, 2015.

In addition, as illustrated in the chart and table below, we have grown our deposits from $374.1 million at December 31, 2010 to $1.0 billion at June 30, 2015. Our repositioning efforts following the acquisition of First Community helped improve our deposit mix by increasing our Signature Deposits from 59.7% of our total deposits as of December 31, 2012 to 62.9% of our total deposits as of June 30, 2015. The improvement in our deposit mix as well as the current rate environment have helped lower our cost of interest-bearing deposits from 83 basis points at December 31, 2012 to 45 basis points at June 30, 2014.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more comprehensive discussion of our operating and financial performance.

Our Strategies

We believe we are a leading provider of commercial and personal banking services to businesses and business owners as well as individuals in our targeted Midwestern markets. Our strategy is to continue strategically consolidating community banks within such markets and maintaining our organic growth, while preserving our asset quality through disciplined lending practices.

•	Strategic Consolidation of Community Banks. We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. The following map illustrates the headquarters of potential acquisition opportunities broken out by asset size between $50.0 million and $1.5 billion within our target footprint.

Source: SNL Financial as of June 30, 2015.

We believe many of these banks will continue to be burdened by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

Despite the significant number of opportunities, we intend to continue to employ a disciplined approach to our acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding and compelling noninterest income-generating businesses. We believe consolidation will lead to organic growth opportunities for us following the integration of businesses we acquire. We also expect to continue to manage our branch network in order to ensure effective coverage for customers while minimizing any geographic overlap and driving corporate efficiency.

•	Enhance the Performance of the Banks We Acquire. We strive to successfully integrate the banks we acquire into our existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. As a result of our acquisition history, we believe we have developed an experienced approach to integration that seeks to identify and execute on such synergies, particularly in the areas of technology, data processing, compliance and human resources, while generating earnings growth. For example, following our most recent acquisition of First Community in 2012, we increased our diluted EPS from $0.65 at December 31, 2012 to $1.30 at December 31, 2014, representing a CAGR of 41%. We believe that our experience and reputation as a successful integrator and acquiror will allow us to continue to capitalize on additional opportunities within our markets in the future.

•	Focus on Lending Growth in Our Metropolitan Markets While Increasing Deposits in Our Community Markets. We are focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial customer base and increase our current market share. We believe our branch network is strategically split between growing metropolitan markets, such as Kansas City and Wichita, and stable community markets within Western Kansas, Western Missouri and Topeka. We believe this diverse geographic footprint provides us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth in our metropolitan markets. The following table shows our total deposits and loans (net of allowances) in our community markets and our metropolitan markets as of June 30, 2015, which we believe illustrates our execution of this strategy.

	Deposits		Loans
	Amount(1)	Overall %	Amount(1)	Overall %
Metropolitan markets	$395,395(2)	39%	$640,928	77%
Community markets	$608,406(3)	61%	$187,545	23%

(1)	Amounts in thousands.
(2)	Represents 10 branches located in the Wichita and Kansas City metropolitan statistical areas, or MSAs.
(3)	Represents 15 branches located outside of the Wichita and Kansas City MSAs.

Our team of seasoned bankers represents an important driver of our organic growth by expanding banking relationships with current and potential customers. We expect to continue to make opportunistic hires of talented and entrepreneurial bankers, particularly in our metropolitan markets, to further augment our growth. Our bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. We also seek to cross-sell our various banking products, including our deposit and treasury wealth management products, to our commercial loan customers, which we believe provides a basis for expanding our banking relationships as well as a stable, low-cost deposit base. We believe we have built a scalable platform that will support this continued organic growth.

•	Preserve Our Asset Quality Through Disciplined Lending Practices. Our approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. We believe we are a competitive and effective commercial and industrial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by our bankers. This approach has allowed us to maintain loan growth with a diversified portfolio of high quality assets. We believe our credit culture supports accountable bankers, who maintain an ability to expand our customer base as well as make sound decisions for our Company. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our ratio of nonperforming loans to total loans was 1.00%. We believe our success in managing asset quality is illustrated by our aggregate net charge-off history. In the twelve years since our inception, we have cumulatively charged off $10.8 million, inclusive of both the recent recession and repositioning effort after the acquisition of First Community.

Our Competitive Strengths

Our management team has identified the following competitive strengths that we believe will allow us to continue to achieve our principal objective of increasing stockholder value and generating consistent earnings growth through the organic and strategic expansion of our commercial banking franchise:

•	Experienced Leadership and Management Team. Our seasoned and experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver stockholder value by consistently growing profitably while expanding our commercial banking franchise through acquisition and integration. The members of our executive management team have, on average, more than twenty years’ experience working for large, billion-dollar-plus financial institutions in our markets during various economic cycles and have significant mergers and acquisitions experience in the financial services industry. Our executive management team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation, and problem solving. Over 85% of the members of our senior executive management team, which consists of our executive vice presidents, chief financial officer and chief executive officer, have invested their own capital in the equity of our Company, providing close alignment of their interests with those of our other stockholders.

•	Focus on Commercial Banking. We are primarily a commercial bank. As measured by outstanding balances as of June 30, 2015, commercial loans composed over 74% of our loan portfolio, and within our commercial loan portfolio, 61.2% of such loans were commercial real estate loans and 38.8% were commercial and industrial loans. We believe we have developed strong commercial relationships in our markets across a diversified range of sectors, including key areas supporting regional and local economic activity and growth, such as manufacturing, freight/transportation, consumer services, franchising and commercial real estate. We believe we have also been successful in attracting customers from larger competitors because of our flexible and responsive approach in providing banking solutions tailored to meet our customers’ needs while maintaining disciplined underwriting standards. Our relationship-based approach seeks to grow lending relationships with our customers as they expand their businesses, including geographically and through cross-selling our various other banking products, such as our deposit and treasury management products. We have a growing presence in attractive commercial banking markets, such as Wichita and Kansas City, which we believe present significant opportunities to continue to increase our business banking activities.

•	Our Ability to Consolidate. Our branches are strategically located within metropolitan markets, such as Kansas City and Wichita, that are experiencing business growth and household expansion, as well as stable community markets that present opportunities to expand our market share. As illustrated by the map above on page 107, our executive management team has identified significant acquisition and consolidation opportunities, ranging from small to large community banking institutions. We believe our track record of strategic acquisitions and effective integrations, combined with our expertise in our markets and scalable platform, will allow us to capitalize on these growth opportunities.

•	Disciplined Acquisition Approach. Our disciplined approach to acquisitions, consolidations and integrations, includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that we perceive with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate and holding our management accountable for achieving such estimates; (iv) executing definitive acquisition agreements that we believe provide adequate protections to us; (v) installing our credit procedures, audit and risk management policies and procedures and compliance standards upon consummation of the acquisition; (vi) collaborating with the target’s management team to execute on synergies and cost saving opportunities related to the acquisition; (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions; and (viii) scheduling the acquisition closing date to occur simultaneously with the platform conversion date. We believe this approach allows us to realize the benefits of the acquisition and create stockholder value, while appropriately managing risk.

•	Efficient and Scalable Platform with Capacity to Support Our Growth. Through significant investments in technology and staff, our management team has built an efficient and scalable corporate infrastructure within our commercial banking franchise, including in the areas of banking processes, technology, data processing, underwriting and risk management, which we believe will support our continued growth. For example, during 2013 and 2014, we undertook several initiatives designed to strengthen our operations and risk culture, including implementing controls and procedures designed to comply with the applicable requirements of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA, implementing compliance and disaster relief measures, and establishing risk and product development committees. While expanding our infrastructure, several departmental functions have been outsourced to gain the experience of outside professionals while at the same time achieving more favorable economics and cost-effective solutions. Such outsourced areas include the internal audit function, investment securities management, and select loan review. This outsourcing strategy has proven to control costs while adding enhanced controls and/or service levels. We believe that this scalable infrastructure will continue to allow us to efficiently and effectively manage our anticipated growth.

•	Culture Committed to Talent Development, Transparency and Accountability. We have invested in professional talent since our inception by building a team of “business persons first and bankers second” and economically aligned them with our stockholders, primarily through our stock purchase opportunities. In our efforts to become a destination for seasoned bankers with an entrepreneurial spirit, we have developed numerous leadership development programs. For example, “Equity University” is a year-long program we designed for our promising company-wide leaders. In addition, in 2014 Equity Bank was named one of the “Best Places to Work” by the Wichita Business Journal, and in 2015, the Wichita Business Journal named Equity Bank a “Best in Business” winner. We believe our well-trained and motivated professionals work most effectively in a corporate environment that emphasizes transparency, respect, innovation and accountability. Our culture provides our professionals with the empowerment to better serve our clients and our communities.

•	Sophisticated and Customized Banking Products with High-Quality Customer Service. We strive to offer our customers the sophisticated commercial banking products of large financial institutions with the personalized service of a community bank. Our management team’s significant banking and lending experience in our markets has provided us with an understanding of the commercial banking needs of our customers, which allows us to tailor our products and services to meet our customers’ needs. In addition to offering a diverse array of banking products and services, we offer our customers the high-touch, relationship-based customer service experience of a community bank. For example, we utilize Flight, a customized customer relationship management system, to assign relationship officers to enhance our relationships with our customers and to identify and meet their particular needs.

•	Strong Risk Management Practices. We place significant emphasis on risk management as an integral component of our organizational culture without sacrificing growth. We believe our comprehensive risk management system is designed to make sure that we have sound policies, procedures, and practices for the management of key risks under our risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to our board of directors or audit committee. Our risk management practices are overseen by the Chairmen of our audit and risk committees, who have more than 60 years of combined banking experience, and our Chief Risk Officer, who has more than 20 years of banking experience. We believe that our enterprise risk management philosophy has been important in gaining and maintaining the confidence of our various constituencies and growing our business and footprint within our markets. We also believe our strong risk management practices are manifested in our asset quality statistics. As of June 30, 2015, our ratio of nonperforming assets to total assets was 1.12% and our ratio of nonperforming loans to total loans was 1.00%.

Recent Developments

Expansion Activities

On July 27, 2015, we entered into a definitive agreement to acquire First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas, for aggregate cash consideration of approximately $14.7 million (subject to adjustment). First Independence operates four full service branches in Southeastern Kansas, which will represent a new market for us, including offices in Independence, Coffeyville, Neodesha and Pittsburg, Kansas and a loan origination office in Lawrence, Kansas. As of June 30, 2015, First Independence had consolidated total assets of $133.7 million, total deposits of $89.1 million and total loans of $87.4 million (net of allowances). Upon consummation of the transaction, First Federal Savings & Loan will be merged into Equity Bank. We expect to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence’s stockholders.

There can be no assurance that our acquisition of First Independence will be completed in the anticipated time frame, or at all, or that the anticipated benefits of our acquisition of First Independence will be realized. In addition, the closing of our acquisition of First Independence is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of our acquisition of First Independence. Accordingly, if you decide to purchase Class A common stock in this offering, you should be willing to do so whether or not we complete our acquisition of First Independence.

Our Banking Services

A general description of the range of commercial banking products and other services we offer follows.

Lending Activities

We offer a variety of loans, including commercial and industrial, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, agricultural, SBA loans, letters of credit and other loan products to national and regional companies, restaurant franchisees, hoteliers, real estate developers, manufacturing and industrial companies, agribusiness companies and other businesses. We also offer various consumer loans to individuals and professionals including residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the relationships and efforts of our bankers, with an emphasis on providing banking solutions tailored to meet our customers’ needs while maintaining our underwriting standards.

At June 30, 2015, we had total loans of $828.5 million (net of allowances), representing 61.3% of our total assets. Our loan portfolio consisted of the following loans as of June 30, 2015:

	Amount of Loans	Percentage
	(Dollars in thousands)
Commercial and industrial	$240,350	29.0%
Real estate
• Commercial real estate	316,871	38.3%
• Real estate construction	44,387	5.4%
• 1 – 4 family residential	184,805	22.3%
• Agriculture real estate	18,255	2.2%
Agricultural	14,373	1.7%
Consumer	9,432	1.1%
Total loans (net of allowances)	$828,473	100.0%
Total commercial loans(1)	$619,863	74.8%
Total residential real estate and other(2)	$208,610	25.2%

(1)	Includes commercial and industrial loans, commercial real estate loans, real estate construction loans and agricultural real estate loans.
(2)	Includes residential real estate loans, agricultural loans and consumer loans.

For additional information concerning our loan portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loan Portfolio.”

Concentrations of Credit Risk. Most of our lending activity is conducted with businesses and individuals in metropolitan Kansas City and Wichita. Our loan portfolio consists primarily of commercial and industrial loans, which were $240.4 million and constituted 29.0% of our total loans net of allowances as of June 30, 2015, and commercial real estate loans, which were $361.3 million and constituted 43.7% of our total loans net of allowances as of June 30, 2015. Our commercial real estate loans are generally secured by first liens on real property. The remaining commercial and industrial loans are typically secured by general business assets, accounts receivable inventory and/or the corporate guaranty of the borrower and personal guaranty of its principals. The geographic concentration subjects the loan portfolio to the general economic conditions within Kansas and Missouri. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover incurred losses in our loan portfolio as of June 30, 2015.

Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program. Concentrations of commercial real estate exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes it has implemented these practices in order to monitor concentrations in commercial real estate in our loan portfolio.

Large Credit Relationships. As of June 30, 2015, the aggregate amount of loans to our 10 and 25 largest borrowers (including related entities) amounted to approximately $142.6 million, or 17.1% of total loans, and $267.6 million, or 32.1% of total loans, respectively. See “Risk Factors – Risks Related to Our Business – Our largest loan relationships currently make up a material percentage of our total loan portfolio.”

Loan Underwriting and Approval. Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates loan authority up to board-approved hold limits collectively to our Directors’ credit committee, which is comprised of members of our board of directors. Our board of directors also delegates limited lending authority to our internal loan committee, which is comprised of members of our executive management team. In addition, our board of directors also delegates more limited lending authority to our Chief Executive Officer, Chief Credit Officer, credit risk personnel, and, on a further limited basis, to selected lending managers in each of our target markets. Lending officers and relationship managers, including our bankers, have further limited individual loan authority. When the total relationship exceeds an individual’s loan authority, a higher authority or credit committee approval is required. The objective of our approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

•	maintaining close relationships among our customers and their designated banker to ensure ongoing credit monitoring and loan servicing;

•	granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

•	ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Managing credit risk is an enterprise-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our Chief Credit Officer provides Company-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third-party loan review is performed to assist in the identification of problem assets and to confirm our internal risk rating of loans. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower’s income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

In addition, our loan policies provide guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level. The dollar amounts of the Bank’s lending limit increases or decreases as the Bank’s capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

The Bank’s legal lending limit as of June 30, 2015 on loans to a single borrower was $31.7 million, which we expect to increase following the consummation of this offering. However, we typically maintain an in-house limit of $15.0 million for loans to a single borrower. We have strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations follow limits established by applicable law.

Loan Types. We provide a variety of loans to meet our customers’ needs. The section below discusses our general loan categories.

Commercial and Industrial Loans. We make commercial and industrial loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, restaurant franchisees, hoteliers, SBA loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower’s ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, with three-to-five year maturities, or include periodic interest rate resets. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee is obtained. As of June 30, 2015, we had $35.3 million of commercial and industrial loans due after five years, comprised of loans with SBA guarantees and a small number of syndicated loans and corporate borrowers. These loans had a weighted average maturity of approximately 7 years.

We also participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. In particular, we frequently work with a large regional financial institution, which is often the lead lender with respect to these loans. We have grown this portfolio to diversify our balance sheet, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these credits. Although our large financial institution partner is the lead lender on these loans, our credit department does its own independent review of these loans and the approval process of these loans is consistent with our underwriting of loans and our lending policies. At June 30, 2015, we had $18.6 million in syndicated loans representing 2.2% of our total loans. Each of these syndicated loans were also categorized as shared national credits. At June 30, 2015, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. We expect to continue our syndicated lending program for the foreseeable future.

In 2015, we began a participatory relationship with another institution in mortgage finance loans. These mortgage finance loans consist of ownership interests purchased in single family residential mortgages funded through the originator’s mortgage finance group. These loans are typically on our balance sheet for 10 to 20 days. The originator has agreements with mortgage lenders and purchase interests in individual loans they originate. We have grown this portfolio with the intent to diversify our balance sheet, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines we use when evaluating these loans, our credit department does its own independent review of these loans and the approval process of these loans is consistent with our underwriting of loans and our lending policies. As of June 30, 2015, we had balances of $27.1 million in mortgage finance loans representing 3.2% of our total loans. At June 30, 2015, all of the loans in the mortgage finance loan portfolio were performing in accordance with their contractual terms. We expect to continue our mortgage finance lending program for the foreseeable future.

In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

Commercial Real Estate Loans. We make commercial mortgage loans collateralized by real estate, which may be owner occupied or non-owner occupied real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guarantee from responsible parties. Our commercial mortgage loans generally are collateralized by first liens on real estate, have variable or fixed interest rates and amortize over a 10-to-20 year period with balloon payments or rate adjustments due at the end of three to seven years.

Payments on loans secured by such properties are often dependent on the successful operation (in the case of owner occupied real estate) or management (in the case of non-owner occupied real estate) of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. In underwriting commercial real estate loans, we seek to minimize these risks in a variety of ways, including giving careful consideration to the property’s age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower’s liquidity and leverage, management experience of the owners or principals, economic condition and industry trends.

Real Estate Construction Loans. We make loans to finance the construction of residential and non-residential properties. Construction loans generally are collateralized by first liens on real estate and have floating interest rates. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above also are used in our construction lending activities. Our construction loans generally have terms that typically range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period. Loans are underwritten to either mature at the completion of construction, or transition to a traditional amortizing commercial real estate facility at the completion of construction, in line with all other commercial real estate loans held at the bank.

Construction loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws.

1 – 4 Family Residential Mortgages. We make residential real estate loans collateralized by owner occupied properties located in our market areas. We offer a variety of mortgage loan products with amortization periods up to 30 years including traditional 30-year fixed loans and various adjustable rate mortgages. Typically, loans with a fixed interest rate of greater than 10 years are held for sale and sold on the secondary market, and adjustable rate mortgages are held for investment. Loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. We retain a valid lien on real estate, obtain a title insurance policy that insures that the property is free from encumbrances and require hazard insurance.

From time to time we have purchased pools of residential mortgages originated by other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio, and increase our yield.

These loans purchased typically have an adjustable rate with a fixed period of no more than 10-years, and are collateralized by one-to-four family residential real estate. We have a defined set of credit guidelines that we use when evaluating these credits. Although these loans were originated and underwritten by another institution, our mortgage and credit departments do their own independent review of these loans and each loan pool is approved for funding through our risk committee. As of June 30, 2015, we had balances of $78.9 million in purchased residential real estate mortgage pools representing 9.5% of our total loans. At June 30, 2015, all of the loan in the purchased residential real estate mortgage pools were performing in accordance with their contractual terms.

Agricultural Loans. We offer both fixed-rate and adjustable-rate agricultural real estate loans to our customers. We also make loans finance the purchase of machinery, equipment and breeding stock, seasonal crop operating loans used to fund the borrower’s crop production operating expenses, livestock operating and revolving loans used to purchase livestock for resale and related livestock production expense.

Generally, our agricultural real estate loans amortize over periods not in excess of 20 years and have a loan-to-value ratio of 80%. We also originate agricultural real estate loans directly and through programs sponsored by the Farmers Home Administration, an agency of the United States Department of Agriculture (“FHA”), which provides a partial guarantee on loans underwritten to FHA standards. Agricultural real estate loans generally carry higher interest rates and have shorter terms than 1-4 family residential real estate loans. Agricultural real estate loans, however, entail additional credit risks compared to one- to four-family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers We generally require farmers to obtain multi-peril crop insurance coverage through a program partially subsidized by the Federal government to help mitigate the risk of crop failures.

Agricultural operating loans are generally originated at an adjustable- or fixed-rate of interest and generally for a term of up to 7 years. In the case of agricultural operating loans secured by breeding livestock and/or farm equipment, such loans are originated at fixed rates of interest for a term of up to 5 years. We typically originate agricultural operating loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s agricultural business. As a result, the availability of funds for the repayment of agricultural operating loans may be substantially dependent on the success of the business itself and the general economic environment. A significant number of agricultural borrowers with these types of loans may qualify for relief under a chapter of the U.S. Bankruptcy Code that is designed specifically for the reorganization of financial obligations of family farmers and which provides certain preferential procedures to agricultural borrowers compared to traditional bankruptcy proceedings pursuant to other chapters of the U.S. Bankruptcy Code.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Deposit Products

Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts with a wide range of interest rates and terms including demand, savings, money market and time deposits with the goal of attracting a wide variety of customers, including small to medium-sized businesses. We employ customer acquisition strategies to generate new account and deposit growth, such as customer referral incentives, search engine optimization, targeted direct mail and email campaigns, in addition to conventional marketing initiatives and advertising. Our goal is to emphasize our Signature Deposits and cross-sell our deposit products to our loan customers.

We design our consumer deposit products specifically for the lifestyles of clients in the communities we serve. Some accounts emphasize and reward debit card usage, while others appeal to higher deposit customers. We also utilize Flight, which is our customer relationship management system, to assist our personnel in deepening and expanding current relationships by providing timely identification of potential needs. It also serves as a methodical tool to track customer onboarding and retention actions by account officers. While we do not actively solicit wholesale deposits for funding purposes and do not partner with deposit brokers, we do participate in the CDARS service via Promontory Interfinancial Network an as option for our customers to place funds.

We also from time to time bid for, and accept, deposits from public entities in our markets.

Other Products and Services

We offer banking products and services that are competitively priced with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions for iPhone and Android phones, including remote check deposit with mobile bill pay. We offer extended drive-through hours, ATMs and banking by telephone, mail and personal appointment. We offer debit cards with no ATM surcharges or foreign ATM fees for checking customers, plus night depository, direct deposit, cashier’s and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house (“ACH”) services.

We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury Management Services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts including loan sweep.

Our Markets

We currently conduct banking operations through our 25 full service branches located in Kansas and Missouri. We believe that an important factor contributing to our historical performance and our ability to execute our strategy is the attractiveness and specific characteristics of our existing and target markets. In particular, we believe our markets provide us with access to low cost, stable core deposits in smaller community markets that we can use to fund commercial loan growth in metropolitan areas.

We believe our existing and target markets are among some of the most attractive in the Midwestern United States. Our markets are home to thousands of manufacturing and trade jobs, and have experienced recent growth in the healthcare, consumer services and technology sectors. For example, in our two largest markets, Kansas City and Wichita, during 2013 approximately 44% of the real gross domestic product (“GDP”) is related to a range of industries including manufacturing, trade, transportation and professional and business services, according to the Bureau of Economic Analysis. We believe the central geographic footprint of our markets provides numerous industrial plants, facilities and manufacturing businesses with a central shipping location from which they can distribute their products. In addition, many of the jobs within these industries in our market are highly specialized, and as a result, employees receive a premium in wages. For example, according to the Bureau of Labor Statistics, during 2014 manufacturing employees in Kansas City, one of our largest markets, received an annual average salary that was 10% higher than the annual average salary received by aerospace engineers in the United States. Our markets also serve as the corporate headquarters for Koch Industries Inc.,

Hallmark Cards, Inc., H&R Block, Inc., Sprint Corporation, Cerner Corporation, AMC Entertainment Holdings, Inc., Garmin International, Inc., Cessna Aircraft Company, Seaboard Corporation, Cargill Meat Solutions and The Coleman Company and host a major presence for companies across a variety of industries, including Spirit AeroSystems, Inc., Bombardier Learjet, Collective Brands, Inc., Hills Pet Nutrition, Inc., Beechcraft Corporation, Bayer Corporation and Dean & Deluca, Inc. We understand the community banking needs of the businesses and individuals within our markets and have focused on developing a commercial and personal banking platform to service such needs.

The markets in which we operate have generally experienced stable population growth over the past five years, with modest population growth expected over the next five years. Wichita is the largest MSA in Kansas with a population of over 640,000, and Kansas City is the 29th largest MSA in the U.S. with a population of more than 2 million. In addition, over the next five years our markets are projected to experience moderate compounded annual growth in consumer and commercial deposits. Our markets are stable and have weathered various economic cycles relatively well. According to the FDIC, the aggregate noncurrent loans as a percentage of loans for all reporting institutions in both Kansas and Missouri were less than those of the United States during pre-recession periods (2005-2007), the most recent recession years (2008-2011) and post-recession years (2012-2014). More specifically, reporting banks nationwide posted average quarterly figures of 0.85%, 4.12% and 3.02% in the respective aforementioned time periods, while Kansas posted average quarterly figures of 0.78%, 2.76%, 1.53%, respectively, and Missouri posted average quarterly figures of 0.70%, 2.86%, and 1.77%, respectively.

The economies of our markets have also demonstrated steady growth. According to the Bureau of Economic Analysis, real GDP in Kansas City and Wichita has grown at a compounded rate of 3.0% and 4.2%, respectively, per year between 2010 and 2013. In addition, during periods of nationwide financial stress, from 2007 to 2011, Kansas City and Wichita outperformed the United States, as measured by real GDP growth rates and unemployment rates. United States real GDP grew at a 1.6% compounded rate between 2007 and 2011, and the United States experienced a 7.7% average monthly unemployment rate, whereas Kansas City and Wichita together realized compounded real GDP growth of 1.7% and experienced average unemployment rates of 7.4% and 6.6%, respectively, according to the Bureau of Labor Statistics, the Bureau of Economic Analysis and St. Louis Federal Reserve. These relatively stable markets have allowed for us to achieve steady growth since our inception without the challenging, volatile credit experiences that are sometimes present in rapidly expanding demographic and economic markets.

We compete for loans, deposits and financial services in our markets against many other bank and nonbank institutions, including community banks, regional banks, national banks, Internet-based banks, money market and mutual funds, brokerage houses, mortgage companies and insurance companies. We believe that our comprehensive suite of sophisticated banking products provides us with a competitive advantage over smaller community banks within our markets while our high-quality, relationship-based customer service will allow us to take market share from larger regional and national banks. In addition, our markets present significant acquisition, integration and consolidation opportunities, and we expect to continue to pursue strategic acquisitions in our markets. We believe that many small to mid-sized banking organizations that currently serve our markets are acquisition opportunities for us, either because of scale and operational challenges, regulatory pressures, management succession issues or stockholder liquidity needs. We think we offer an attractive solution for such banks because we retain the community banking feel and services upon which their customers expect and rely.

Investments

The primary objectives of our investment policy are to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements.

As of June 30, 2015, the book value of our investment portfolio totaled $378.2 million, with an average yield of 2.4% and an estimated duration of approximately 4.8 years.

We employ a professional investment advisory firm to assist in the management of our investment portfolio to enhance our yield and facilitate use of modeling and administration. While our investment management function is supervised by a professional advisor, our Bank’s board of directors and Asset/Liability Management Committee remain responsible for the regular review of our investment activities, the review and approval of our investment policy and ensuring compliance with our investment policy. Our investment manager may not trade any securities without the approval of our senior management in accordance with the terms of our investment policy.

Our investment policy outlines investment type limitations, security mix parameters, authorization guidelines and risk management guidelines. The policy authorizes us to invest in a variety of investment securities, subject to various limitations. Our current investment portfolio consists of obligations of the U.S. Treasury and other U.S. government agencies or sponsored entities, including mortgage-backed securities, collateralized mortgage obligations and municipal securities.

Information Technology Systems

We have made and continue to make significant investments in our information technology systems and staff for our banking and lending operations and treasury management activities. We believe this investment will support our continued growth and enable us to enhance our capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. We utilize a nationally recognized software vendor, and their support allows us to operate our data processing and core systems in-house. Our internal network and e-mail systems are maintained in-house and we recently enhanced our back-up site at our Topeka location. This back-up site provides for redundancy and disaster recovery capabilities.

The majority of our other systems including our electronic funds transfer, transaction processing and our online banking services are hosted by third-party service providers. The scalability of this infrastructure will support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster.

Competition

The financial services industry is highly competitive. We compete for loans, deposits, and financial services in all of our principal markets. We compete directly with other bank and nonbank institutions located within our markets, Internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve our markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of our competitors have been in business for a long time and have an established customer base and name recognition. We believe that our competitive pricing, personalized service, and community involvement enable us to effectively compete in the communities in which we operate.

Employees

As of June 30, 2015, we had approximately 262 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement.

Properties

Our principal executive offices are located at 7701 East Kellogg Drive, Wichita, Kansas 67207. Including our principal executive offices, as of August 1, 2015, we operated a total of 25 branches, consisting of four branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, three branches in Topeka, Kansas, ten branches in Western Missouri and two branches in Western Kansas. Most of Equity Bank’s branches are equipped with automated teller machines and drive-through facilities. We believe all of our facilities are suitable for our operational needs. The following table summarizes pertinent details of our principal executive offices and branches, as of August 1, 2015:

Address	Owned/Leased
Principal Executive Office and Wichita Branch:
7701 East Kellogg Drive Wichita, Kansas 67207	Owned

Other Wichita Branches:
225 West Central Andover, Kansas 67002	Leased

1555 North Webb Road Wichita, Kansas 67206	Owned

10222 West Central Wichita, Kansas 67212	Owned

Kansas City Branches:
6200 Northwest 63rd Terrace Kansas City, Missouri 64151	Owned

8880 West 151st Street Overland Park, Kansas 66221	Owned

4551 West 107th Street, Suite 210 Overland Park, Kansas 66207	Leased

909 Northeast Rice Road Lee’s Summit, Missouri 64086	Leased

301 Southeast Main Street Lee’s Summit, Missouri 64063	Owned

1251 Southwest Oldham Parkway Lee’s Summit, Missouri 64081	Owned
Western Missouri Branches:
1919 Highway 13 Higginsville, Missouri 64037	Owned

300 South Miller Street Sweet Springs, Missouri 65351	Owned

612 North Maguire Warrensburg, Missouri 64093	Owned

1110 South Mitchell Street Warrensburg, Missouri 64093	Leased

Address	Owned/Leased

200 North State Street Knob Noster, Missouri 65336	Owned

920 Thompson Boulevard Sedalia, Missouri 65301	Owned

504 West Benton Street Windsor, Missouri 65360	Owned

615 East Ohio Street Clinton, Missouri 64735	Owned

100 East Main Street Warsaw, Missouri 65355	Owned

1601 Commercial Street Warsaw, Missouri 65355	Owned

Topeka Branches:
701 South Kansas Avenue Topeka, Kansas 66603	Owned

507 West 8th Street Topeka, Kansas 66603	Owned

3825 Southwest 29th Street Topeka, Kansas 66614	Leased

Western Kansas Branches:
2428 Vine Street Hays, Kansas 67601	Owned

916 Washington Street Ellis, Kansas 67637	Owned

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. In management’s opinion, the outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our financial condition or results of operation. For more information regarding our legal proceedings, see “Note 22 – Legal Matters” and “Note 11 – Legal Matters” located in the notes to our consolidated financial statements for December 31, 2014 and June 30, 2015, respectively.

SUPERVISION AND REGULATION

Banking is a complex, highly regulated industry. Consequently, our growth and earnings performance can be affected, not only by management decisions and general and local economic conditions, but also by the statutes administered by and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency (“OCC”), the Kansas Office of State Bank Commissioner (“OSBC”), the Consumer Financial Protection Bureau (“CFPB”), the IRS, and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created numerous regulatory agencies and enacted numerous laws, such as the Dodd-Frank Act, that govern banks and the banking industry. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC’s deposit insurance funds, our depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. The federal banking agencies have issued a number of significant new regulations as a result of the Dodd-Frank Act and a number of additional regulations are pending or may be proposed. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which of our businesses may be affected by any new regulation or statute.

The following is an attempt to summarize some of the relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Bank Holding Company Regulation

We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and are subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are so closely related to banking as to be a proper incident thereto. If a bank holding company has become a financial holding company, or an FHC, it may engage in a broader set of activities, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. We have not elected to be an FHC at this time. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be “well managed” and “well capitalized.” Additionally, all subsidiary depository institutions must have received at least a “Satisfactory” rating on its most recent CRA examination. Failure to meet these requirements may result in limitations on activities and acquisitions.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles. Regulation Y also requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth.

Consistent with the Dodd-Frank Act codification of the Federal Reserve’s policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions and the prospective rate of earnings retention appears consistent with a bank holding company’s capital needs, asset quality and overall financial condition.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Limitations on Equity Bank’s ability to pay dividends could, in turn, affect our ability to pay dividends to our stockholders. For more information concerning Equity Bank’s ability to pay dividends, see “– Bank Regulation” below.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, provides that the Board of Governors of the Federal Reserve can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

We are required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such an examination. We are also subject to reporting and disclosure requirements under state and federal securities laws.

Rules on Regulatory Capital

Regulatory capital rules released in July 2013 pursuant to the Basel III requirements, or the Basel III rules, implement higher minimum capital requirements for bank holding companies and banks. The Basel III rules include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required, on a fully phased-in basis, to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The Basel III rules require banks and bank holding companies to maintain a minimum common equity Tier 1, or CET1, capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Once fully phased in, bank holding companies will also be required to hold a capital conservation buffer of CET1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. Under the Basel III rules, bank holding companies must maintain a total risk-based capital ratio of 10% and a total Tier 1 risk-based capital ratio of 6% to be considered “well capitalized” for purposes of certain rules and requirements.

The Basel III rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a “capital conservation buffer” of 2.5%. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffer amount.

The Basel III rules attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the Basel III rules require that most regulatory capital deductions be made from CET1 capital.

Under the Basel III rules, to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to risk-weighted assets.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well capitalized standards and future regulatory change could impose higher capital standards as a routine matter. Our regulatory capital ratios and those of Equity Bank are in excess of the levels established for well capitalized institutions under the Basel III rules.

The Basel III rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based ratios. Under the Basel III rules, higher or more sensitive risk weights would be assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the Basel III rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the Basel III rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks were also permitted to make a one-time election in their March 31, 2015 quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income, or AOCI, components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the Basel III rules, we made the one-time, permanent election to continue to exclude AOCI from capital.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991, or the FDICIA, required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages.

Pursuant to the FDICIA, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of June 30, 2015, Equity Bank exceeded the capital levels required to be deemed well capitalized.

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. In the event an institution becomes undercapitalized, it must submit a capital restoration plan.

Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan until it becomes adequately capitalized. We have control of Equity Bank for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act, or the CBCA, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as ourselves, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

In addition, the CBCA prohibits any entity from acquiring 25% (the BHC Act has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company’s or bank’s voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve. On September 22, 2008, the Board of Managers of the Federal Reserve issued a policy statement on equity investments in bank holding companies and banks, which states the Federal Reserve generally will not consider an entity’s investment to be “controlling” if the entity owns or controls less than 25% of the voting shares and less than 33% total equity of the bank holding company or bank and has limited business relationships, director representation or other indicia of control. Depending on the nature of the overall investment and the capital structure of the banking organization, the Federal Reserve will permit, based on the policy statement, noncontrolling investments in the form of voting and nonvoting shares that represent in the aggregate (i) less than one-third of the total equity of the banking organization (and less than one-third of any class of voting securities, assuming conversion of all convertible nonvoting securities held by the entity) and (ii) less than 15% of any class of voting securities of the banking organization.

Interstate Branching

The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a branch in any state if the law of the state in which the branch is located would permit the establishment of the branch if the bank were a bank chartered in that state.

Anti-Tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

Equity Bank operates under a Kansas state bank charter and is subject to regulation by the OSBC and the Federal Reserve. The OSBC and the Federal Reserve regulate or monitor all areas of Equity Bank’s operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, loans, investments, borrowings, record keeping, establishment of branches, acquisitions, mergers, information technology and employee responsibility and conduct. The OSBC places limitations on activities of Equity Bank, including the issuance of capital notes or debentures and the holding of real estate and personal property, and requires Equity Bank to maintain a certain ratio of reserves against deposits. The OSBC requires Equity Bank to file a report annually, in addition to any periodic report requested.

The Federal Reserve and the OSBC regularly examine Equity Bank and its records. The FDIC may also periodically examine and evaluate insured banks.

Standards for Safety and Soundness

As part of FDICIA’s efforts to promote the safety and soundness of depository institutions and their holding companies, appropriate federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The ability of Equity Bank, as a Kansas state bank, to pay dividends is restricted under the Kansas Banking Code. Pursuant to the Kansas Banking Code, a Kansas state bank may declare and pay a dividend out of undivided profits after deducting losses to the holders of record of the stock outstanding on the date the dividend is declared. However, prior to the declaration of any dividend, a Kansas state bank must transfer 25% of its net profits since the last preceding dividend to its surplus fund until the surplus fund is equal to its total capital stock. In addition, no dividend may be declared without the approval of the OSBC, if such dividend would reduce the surplus fund to an amount less than 30% of the resulting total capital of the bank.

Equity Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The present and future dividend policy of Equity Bank is subject to the discretion of its boards of directors. In determining whether to pay dividends to us and, if made, the amount of the dividends, the board of directors of Equity Bank considers many of the same factors discussed above. Equity Bank cannot guarantee that it will have the financial ability to pay dividends to us, or if dividends are paid, that they will be sufficient for us to make distributions to our stockholders. Equity Bank is not obligated to pay dividends.

Insider Transactions

A bank is subject to certain restrictions on extensions of credit to insiders of the bank or of any affiliate. Insiders include executive officers, directors, certain principal shareholders, and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider must:

•	Be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

•	Involve no more than the normal risk of repayment or present other unfavorable features.

For loans above certain threshold amounts, board approval is required, and the interested insider may not be involved. In addition, a bank may purchase an asset from or sell an asset to an insider only if the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the majority of disinterested directors.

Additional and more stringent limits apply to a bank’s transactions with its own executive officers and certain directors. These limits do not apply to transactions with all directors nor to insiders of the bank’s affiliates.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for any such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of a holding company. Section 23B of the Federal Reserve Act requires that certain transactions between Equity Bank and its affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between Equity Bank and its affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose, a bank is placed in one of the following five categories based on the bank’s capital (as of the new capital rules discussed above):

•	well capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital and 6% total risk-based capital); and

•	critically undercapitalized (less than 2% tangible capital).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The regulators have the discretion to downgrade a bank from one category to a lower category. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is “critically undercapitalized.” An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its appropriate federal banking agency.

Failure to meet capital guidelines could subject Equity Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

As of June 30, 2015, Equity Bank exceeded the capital levels required to be deemed well capitalized.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the Deposit Insurance Fund (“DIF”), and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act permanently raised the standard maximum deposit insurance amount to $250,000. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In connection with the Dodd Frank Act’s requirement that insurance assessments be based on assets, the FDIC has redefined its deposit insurance premium assessment base to be an institution’s average consolidated total assets minus average tangible equity. The FDIC also has revised its deposit insurance assessment rate schedule in light of this change to the assessment base. The revised rate schedule and other revisions to the assessment rules became effective April 1, 2011.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Equity Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to DIF. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as Equity Bank, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but such banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The CFPB has opened inquiries into whether additional rule-making would be appropriate for overdraft protection programs.

The CFPB has issued a number of regulations related to the origination of mortgages, foreclosure and overdrafts as well as many other consumer issues. Additionally, the CFPB has proposed, or will be proposing, additional regulations on issues that directly relate to our business. Although it is difficult to predict at this time the extent to which the CFPB’s final rules impact the operations and financial condition of Equity Bank, such rules may have a material impact on Equity Bank’s compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Recent cyber attacks against bank and other institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking agencies to issue extensive guidance on cyber security. The regulatory agencies may devote more resources to this part of their safety and soundness examination than they may have in the past.

Like other lending institutions, our subsidiary bank uses credit bureau data in its underwriting activities. Use of that data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis. The act and its implementing regulation, Regulation V, cover credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 allows states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the act.

The Patriot Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The Patriot Act and the International Money Laundering and Financial Anti-Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury has issued a number of implementing regulations that apply various requirements of the Patriot Act to financial institutions, such as Equity Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, Equity Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of Equity Bank’s compliance with the Bank Secrecy Act on an ongoing basis.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within its jurisdiction, the federal and the state banking regulators, as applicable, evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on us. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Other Regulations

Interest and other charges that Equity Bank collects or contracts for are subject to state usury laws and federal laws concerning interest rates. Equity Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, Equity Bank’s deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement such act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and increasing capital requirements.

All of the above laws and regulations add significantly to the cost of operating us and Equity Bank and thus have a negative impact on profitability. We would also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as us and Equity Bank. These institutions, because they are not so highly regulated, have a competitive advantage over us and Equity Bank and may continue to draw large amounts of funds away from banking institutions, with a continuing adverse effect on the banking industry in general.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on the future business and our earnings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth names, ages and titles of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Brad S. Elliott	49	Chairman and Chief Executive Officer
Gregory H. Kossover	52	Director, Executive Vice President and Chief Financial Officer
Patrick J. Harbert	41	Executive Vice President and Community Markets President
Julie A. Huber	45	Executive Vice President and Chief Credit Officer
Jennifer A. Johnson	52	Executive Vice President, Chief Operations Officer and Chief Information Officer
Rolando Mayans	65	Executive Vice President and Chief Risk Officer
Elizabeth A. Money	46	Executive Vice President and Retail Director
Sam S. Pepper, Jr.	54	Executive Vice President and Commercial Banking President
Gary C. Allerheiligen	67	Director
James L. Berglund	80	Director
Jeff A. Bloomer	58	Director
Roger A. Buller	67	Director
Michael R. Downing	52	Director
P. John Eck	67	Director
Gregory L. Gaeddert	54	Director
Wayne K. Goldstein	52	Director
Michael B. High	66	Director
Randee R. Koger	54	Director
David B. Moore	47	Director
Shawn D. Penner	45	Director
Harvey R. Sorensen	67	Director

The following is a brief discussion of the business and banking background and experience of our directors and executive officers. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Our Executive Officers

Brad S. Elliott is our founder, Chairman and Chief Executive Officer. He also serves as Chairman, President and Chief Executive Officer of Equity Bank. Before founding the Company in 2002, Mr. Elliott served as Director of Marketing at Koch Industries, Inc., a privately-held multinational corporation. Prior to joining Koch Industries, Inc., he served as a Regional President at Sunflower Bank, a community bank with locations throughout Kansas, Colorado and Missouri. Prior to joining Sunflower Bank, Mr. Elliott was employed in various capacities by Home State Bank and Trust for six years following graduation from McPherson College with a Bachelor of Science degree in Finance and Management. Mr. Elliott is also a graduate of the Stonier Graduate School of Banking. He has served on the board of directors for the Wichita Area Chamber of Commerce, the Wichita State University Shocker Athletic Scholarship Organization, PCS Advisory Board, Via Christi Health, and the Kansas Bankers Association. Mr. Elliott adds financial services experience, especially lending and asset liability management to the board of directors, as well as a deep understanding of the Company’s business and operations. Mr. Elliott also brings risk and operations management and strategic planning expertise to the board of directors, skills that are important as we continue to implement our business strategy and acquire and integrate growth opportunities.

Gregory H. Kossover has served as Executive Vice President and Chief Financial Officer and as Executive Vice President of Equity Bank since October 2013. He has served as a member of our board of directors since December 2011. Prior to joining the Company, Mr. Kossover served as President of Physicians Development Group, a builder and manager of senior living facilities in the Wichita, Kansas metropolitan area, from 2012 to 2013. From 2004 to 2011 he served as Chief Executive Officer of Value Place, LLC, one of the largest economy extended stay lodging franchises in the United States. Mr. Kossover previously served as Treasurer of Western Financial Corporation, a publicly-held thrift holding company. Mr. Kossover graduated from Emporia State University with a Bachelor of Science degree in Accounting and has successfully completed the Uniform Certified Public Accountants exam. Mr. Kossover’s leadership and financial experience provide important oversight of our financial reporting and enterprise and operational risk management to the board of directors.

Sam S. Pepper, Jr. has served as Executive Vice President and Commercial Banking President of Equity Bank since 2013. From 2011 to 2013, Mr. Pepper served as Chief Operating Officer and Regional President for Enterprise Bank. Prior to joining Enterprise Bank, he was employed in various capacities by M&I Bank and BMO Harris Bank for seven years, including most recently as Executive Vice President and Regional Manager for BMO Harris Bank’s commercial banking group in Kansas City. Mr. Pepper is a graduate of Western New England College in Springfield, Massachusetts and earned a Master of Business Administration from Long Island University in Brookville, New York.

Patrick J. Harbert has served as Executive Vice President and Community Markets President of Equity Bank since 2003. Prior to joining the Company, he was the Dodge City Market President for Sunflower Bank from June 1998 to August 2003. He graduated from Friends University with a Bachelor of Arts degree in Business and he is also a graduate of the Graduate School of Banking at Colorado and the Bank Leaders of Kansas, which is sponsored by the Kansas Bankers Association. Harbert was elected to the Kansas Bankers Association Board of Directors in 2014 to serve a three year term.

Julie A. Huber serves as Executive Vice President and Chief Credit Officer of Equity Bank. Ms. Huber joined Equity Bank in 2003 and has served in a variety of leadership roles for Equity Bank over a period of twelve years, including overseeing our operations, human resources, compliance functions, and sales and training, and has managed the integration process for each community bank we have acquired. Ms. Huber served as President of Signature Bank following our acquisition of Signature Bank in 2007. Prior to joining the Company, Ms. Huber most recently served as the executive of Sunflower Bank responsible for the retail, operational, compliance and security functions. Ms. Huber graduated from McPherson College with a Bachelor of Science degree in Business Administration and History, received her MBA from Baker University in 2014 and is a graduate of the Stonier Graduate School of Banking and the Bank Leaders of Kansas. Ms. Huber currently serves as President of the Andover Advantage Foundation in Andover, Kansas and is a Business Plan Advisor with Youth Entrepreneurs.

Jennifer A. Johnson has served as Executive Vice President, Chief Operations Officer and Chief Information Officer of Equity Bank since January 2012. Ms. Johnson previously served as the Executive Vice President, Chief Operations Officer and Chief Information Officer of Sunflower Bank where she was employed for 27 years. She graduated from Benedictine College with a Bachelor of Arts degree in Business and earned a Master of Business Administration degree from Kansas Wesleyan University. Ms. Johnson was honored as the 2007 Women of Achievement in Business and Industry and Kansas State University Alumni Fellow for the College of Technology. Ms. Johnson is a graduate of the Stonier Graduate School of Banking.

Rolando Mayans has served as Executive Vice President and Chief Risk Officer of Equity Bank since 2013. From 2009 to 2013, Mr. Mayans served as Chief Lending Officer for First National Bank of Hutchinson in Hutchinson, Kansas. He previously served as Chief Credit Officer of Equity Bank from 2006 to 2009. Mr. Mayans previously served as Chief Auditor for Fourth Financial Corporation and Bank IV and was instrumental in leading their due diligence efforts in connection with acquisitions. Mr. Mayans earned a Bachelor of Arts and a Masters in Accounting from Wichita State University. He is also a certified public accountant.

Elizabeth A. Money has served as Executive Vice President and Retail Director of Equity Bank since 2010. Prior to joining the Bank, Ms. Money served as a consultant to the FDIC for SolomonEdwards Group, a privately held, national professional services firm focused on strategy execution. Before joining SolomonEdwards Group, Ms. Money was Vice President, District Manager for U.S. Bank in Kansas City, where she oversaw 16 U.S. Bank locations in the Kansas City metropolitan area and over 150 employees for nearly 10 years. She was also employed by U.S. Bank for nine years in various retail banking roles in the Columbus, Ohio metropolitan area. She is a 2014 graduate of Banking Leadership Missouri, a program of the Missouri Banker’s Association. Ms. Money graduated from Bowling Green State University in Ohio with a Bachelor of Science in Business Administration.

Our Board of Directors

Gary C. Allerheiligen has served as a member of our board since 2014. Mr. Allerheiligen was a partner at Grant Thornton LLP from 1987 to his retirement in 2010, where he most recently served as a managing partner. Mr. Allerheiligen is a certified public accountant and is the past Chairman of the Board of the Kansas Society of Certified Public Accountants (“KSPCA”) and has served as the KSPCA’s elected member to the governing council of the American Institute of Certified Public Accountants. He also serves on the Board of Directors for the Orpheum Center for the Performing Arts and Forward Wichita, Inc. He is a former member of the School of Business Advisory Board at Emporia State University. Mr. Allerheiligen holds a Bachelor of Science in Business from Emporia State University. Mr. Allerheiligen’s experience and qualifications provide sound leadership to the board of Directors. In addition, as a certified public accountant, Mr. Allerheiligen brings extensive accounting, management, strategic planning and financial skills important to the oversight of our financial reporting, enterprise and operational risk management.

James L. Berglund has served as a member of our board since 2007. He worked for Sunflower Bank for 35 years, serving as President and Chief Executive Officer for twenty of those years. Since his retirement from Sunflower Bank in 2005, Mr. Berglund has served as lending consultant and on the board of directors of the State Bank of Osborne, Kansas. Mr. Berglund holds a Bachelor of Science in Business and a Juris Doctor from the University of Kansas. Mr. Berglund’s extensive banking experience and knowledge of the Kansas banking industry qualify him to serve on our board of directors.

Jeff A. Bloomer has served as a member of our board since 2014. Since 2008, Mr. Bloomer has worked for Sunrise Oilfield Supply and is currently its President and Chief Operating Officer. Prior to 2008, Mr. Bloomer was Chief Operating Officer of Leslie Rudd Investment Company. Before joining Leslie Rudd Investment Company, he was Chief Executive Officer of IFR Systems, Inc., a NASDAQ listed company. Mr. Bloomer serves on the boards of Dunn Plastics, the Kansas Independent Oil and Gas Association and as a trustee of the Sedgwick County Zoo. He graduated from Emporia State University with a Bachelor of Science degree in mathematics. Mr. Bloomer’s leadership experience of a NASDAQ listed company and diversified business experience qualifies him to serve on our board of directors.

Roger A. Buller has served as a member of our board since 2006. Mr. Buller has served as a Senior Vice President and Regional Manager of Benjamin F. Edwards & Co., a financial advisory firm, since 2010. Prior to 2010, Mr. Buller served as Senior Vice President of A.G. Edwards and after the firm was acquired, Wachovia Securities and Wells Fargo Advisors. He also served on the board of A.G. Edwards’ brokerage subsidiary. Mr. Buller is a graduate of Wichita State University and holds a Bachelor of Business Administration degree. Mr. Buller provides excellent wealth management experience and enterprise and operational risk management skills to our board of directors.

Michael R. Downing has served as a member of our board since 2008. Mr. Downing was the President, Chief Executive Officer and a director of Ellis State Bank from 1989 until the Company’s acquisition of Ellis State Bank in 2008. From 2008 until his retirement in 2012, he served as Western Kansas Market President for the Equity Bank. He is currently involved in real estate sales, development and investment projects. At the appointment of the Governor of Kansas, he served two terms on the board of the Office of the State Bank

Commissioner of Kansas. Prior to joining Ellis State Bank, Mr. Downing was a Field Examiner for the Office of the State Bank Commissioner from 1985 to 1989. Mr. Downing graduated from Fort Hays State University with a Bachelor of Science degree in Finance. Mr. Downing adds significant financial services industry expertise relevant to our community banking and commercial lending businesses. His leadership experience with a financial services company is important to the oversight of our business model.

P. John Eck has served as a member of our board since 2003. Mr. Eck is currently the owner of AGV Corp., an upstream oil and gas company, and Eck Agency, Inc., a property and casualty insurance company. Mr. Eck is also an owner of Auto Finance Corp. and an investor in numerous other entrepreneurial enterprises. He has served on the School Board, City Council, and Hospital Board in Attica, Kansas. He graduated from Fort Hays State University with a Bachelor of Science degree in Business. His experience and qualifications provide sound leadership to the board of directors. In addition, Mr. Eck brings strong accounting, oil and gas expertise, insurance and financial skills important to the oversight of our financial reporting, enterprise and operational risk management.

Gregory L. Gaeddert has served as a member of our board since 2007. Mr. Gaeddert has served as Managing Partner of B12 Capital Partners, LLC since 2006. Prior to co-founding B12 Capital Partners, LLC in 2006, Mr. Gaeddert was employed in various capacities by Commerce Bancshares, Inc. and its affiliates, including serving as Kansas City officer manager for its private equity arm, Capital For Business, Inc. He also served in various management roles for Commerce Bank in Wichita and Kansas City, including serving as Executive Vice President and Commercial Group Manager, Executive Committee and Senior Loan Committee member for the Wichita Bank. Mr. Gaeddert currently serves on the board of directors of Great Plains Ventures, Inc., IBT Industrial Solutions and several of B12 Capital Partners’ portfolio companies. Mr. Gaeddert graduated from Bethel College with a degree in Economics and Business Administration and he earned a Master of Business Administration degree from the University of Kansas. His experience and qualifications provide sound leadership to the board of directors. In addition, Mr. Gaeddert brings strong investment, accounting and financial skills important to the oversight of our financial reporting, enterprise and operational risk management.

Wayne K. Goldstein has served as a member of our board since 2015. Mr. Goldstein is a Principal of The Endicott Group, which he co-founded in 1996. Prior to founding The Endicott Group, from 1988 to January 1996, he was a Managing Director at Sandler O’Neill & Partners, L.P. He previously held prior positions in equity research at L.F. Rothschild Holdings, Inc. and corporate lending at Irving Trust Company. Mr. Goldstein received a Master of Business Administration in finance from New York University and a Bachelor of Arts degree in economics from Brandeis University. Mr. Goldstein is currently a member of the board of directors of First Capital Holdings, Inc., Columbia Lake Partners, and American Chartered Bancorp. Mr. Goldstein’s experience analyzing, advising and investing in domestic banking companies provides skills that are important as we continue to implement our business strategy and acquire and integrate growth opportunities.

Michael B. High has served as a member of our board since 2011. Mr. High has served as a Partner of Patriot Financial Partners, L.P., a private equity firm focused on investing in community banks, thrifts and financial service related companies throughout the United States, since 2009. Prior to joining Patriot Financial Partners L.P., he served as Executive Vice President and Chief Operating Officer for Harleysville National Corporation from 2005 through 2008 and as its Chief Financial Officer during 2004. He began his career in the Philadelphia office of PricewaterhouseCoopers (formerly Coopers & Lybrand). Mr. High graduated from the Smeal College of Business Administration at Pennsylvania State University with a Bachelor of Science degree in Accounting. In addition, he is a certified public accountant (currently inactive). Mr. High’s service as a banking executive and investment, accounting and financial skills adds administration and operational management experiences, as well as corporate governance expertise to the board of directors.

Randee R. Koger has served as a member of our board since 2003. Ms. Koger is currently a partner with the law firm of Wise & Reber, L.C. where she has practiced since 1991. Ms. Koger is a certified public accountant (currently inactive) and is a graduate of Oklahoma State University and the University of Tulsa College of Law. She has served on numerous civic and charitable boards and is the past president of the Tax Section of the

Kansas Bar Association, the McPherson Chamber of Commerce and United Way of McPherson County. Ms. Koger brings legal, accounting and tax experience to the board of directors, providing oversight to our financial reporting, enterprise and operational risk management.

David B. Moore has served as a member of our board since 2012. Since 2005, Mr. Moore has served as Managing Principal of Marathon Capital Holdings, Inc., a private investment company focused on merchant banking that also provides advisory and financial consulting services. Prior to founding Marathon Capital Holdings, Inc., he was a Vice President with Castle Creek Capital, LLC, a San Diego-based private equity and merchant banking firm specializing in the community banking sector. Mr. Moore is a Chartered Financial Analyst and is a graduate of the Saïd Business School at Oxford University, the Graduate School of Business at the College of William and Mary, and the Stonier National Graduate School of Banking at Georgetown University. Mr. Moore’s investment and financial skills add administration and operational management oversight, as well as corporate governance expertise, to the board of directors.

Shawn D. Penner has served as a member of our board since 2003. Mr. Penner is the owner of Shamrock Development, LLC, a real estate development firm, which he founded in 1997. He also serves as a director of First Federal of Olathe Bancorp, Inc., First Federal Savings and Loan Bank, and GPV, Inc. From 1993 to 1994, Mr. Penner worked as a national bank examiner for the Office of the Comptroller of the Currency. Mr. Penner graduated from Wichita State University with a Bachelors of Business Administration and a Master of Business Administration degrees. He currently serves as a member of the Executive Board of the Wichita State University Alumni Association. Mr. Penner brings experience as an executive and local knowledge of our markets as well as bank regulatory and investment experience to the board of directors.

Harvey R. Sorensen has served as a member of our board since 2003. Mr. Sorensen has been a partner of Foulston Siefkin LLP, Kansas’s largest law firm, since 1978. His practice focuses on mergers and acquisitions, private equity transactions, venture capital investments and tax matters. Mr. Sorensen is a graduate of the Northwestern University School of Law, the Boston University Graduate School of Management and Beloit College. He is active in a variety of civic and charitable organizations and currently serves as Chairman of The Orpheum Theater Board of Directors. Mr. Sorensen provides the board of directors with mergers and acquisitions and corporate governance experience in addition to his active involvement in many professional, civil and charitable organizations.

Election and Classification of Directors

In accordance with the terms of our Articles of Incorporation, our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, and is divided as follows:

•	The Class I directors are James L. Berglund, Roger A. Buller, Michael R. Downing, David B. Moore and Shawn D. Penner. Their term will expire at the annual meeting of stockholders expected to be held in 2016;

•	The Class II directors are Brad S. Elliott, Wayne K. Goldstein, Randee R. Koger, Gregory H. Kossover and Harvey R. Sorensen. Their term will expire at the annual meeting of stockholders expected to be held in 2018; and

•	The Class III directors are Gary C. Allerheiligen, Jeff A. Bloomer, P. John Eck, Gregory L. Gaeddert and Michael B. High. Their term will expire at the annual meeting of stockholders expected to be held in 2017.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our Articles of Incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist, as nearly as possible, of one-third of the directors.

Director Independence

Under the rules of the NASDAQ Global Select Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members and our director nominee based upon the rules of the NASDAQ Global Select Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Brad S. Elliott, Gregory H. Kossover and Randee R. Koger, each of our directors is an independent director, as defined under the applicable rules.

Leadership Structure

Our board of directors meets at least eight times a year, and the board of directors of the Equity Bank also meets at least eight times a year. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board, as the board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of the board. The board has determined that having our Chief Executive Officer serve as Chairman of the Board is in the best interests of our stockholders at this time. This structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. The board views this arrangement as also providing an efficient nexus between our organization and the board, enabling the board to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before the board in a timely manner.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, no members of our compensation committee are or have been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors. The full text of our code of business conduct and ethics will be available on our corporate website.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the audit committee, compensation committee, corporate governance and nominating committee, credit committee and risk management committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Gary C. Allerheiligen, James L. Berglund, Gregory L. Gaeddert and Michael B. High, with Mr. Berglund serving as chair of the audit committee. Our audit committee has responsibility for, among other things:

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable NASDAQ Global Select Market rules require our audit committee to be composed entirely of independent directors upon the effective date of our registration statement. Our board of directors has affirmatively determined that each of the members of our audit committee meet the definition of “independent directors” under the rules of the NASDAQ Global Select Market and for purposes of serving on an audit committee under applicable SEC rules. Our board of directors also has determined that Gary C. Allerheiligen qualifies as an “audit committee financial expert” as defined by the SEC.

Our board of directors has adopted a written charter for our audit committee, which will be available on our corporate website.

Compensation Committee

Our compensation committee consists of Gary C. Allerheiligen, Jeff A. Bloomer, and David B. Moore, with Mr. Allerheiligen serving as chair of the committee. The compensation committee is responsible for, among other things:

•	reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

•	evaluating the compensation of our directors;

•	reviewing and discussing annually with management our executive compensation disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each of the members of our compensation committee is an “independent director” under the NASDAQ Global Select Market standards. The members of the compensation committee also satisfy the independence requirements and additional independence criteria under Rule 10C-1 under the Exchange Act, qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Code.

Our board of directors has adopted a written charter for our compensation committee, which will be available on our corporate website.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of P. John Eck, Brad S. Elliott, Shawn D. Penner and Harvey R. Sorensen, with Mr. Sorensen serving as chair of the committee. The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing periodically the corporate governance principles adopted by the board of directors and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors; and

•	recommending members for each board committee of our board of directors.

Our board of directors has evaluated the independence of the members of our corporate governance and nominating committee and has determined that each of the members of our corporate governance and nominating committee, other than Brad S. Elliott, is “independent” under the NASDAQ Global Select Market standards.

Our board of directors has adopted a written charter for our corporate governance and nominating committee, which will be available on our corporate website.

Credit Committee

Our credit committee consists of James L. Berglund, Brad S. Elliott, Gregory H. Kossover and Shawn D. Penner. The credit committee is responsible for, among other things:

•	assisting the board of directors in fulfilling its oversight responsibilities;

•	reviewing and approving credits above board-specified dollar limits;

•	monitoring the performance and quality of Equity Bank’s credit portfolio;

•	overseeing the administration and effectiveness of, and compliance with, Equity Bank’s credit policies; and

•	reviewing and assessing the adequacy of the allowance for loan losses.

Risk Management Committee

Our risk management committee consists of Roger A. Buller, Michael R. Downing, Brad S. Elliott, Gregory L. Gaeddert, Wayne K. Goldstein, Gregory H. Kossover and Harvey R. Sorensen, with Mr. Gaeddert serving as chair of the committee. The risk management committee is responsible for, among other things:

•	overseeing the Company’s risk management framework, including policies and practices relating to the identification, measurement, monitoring and controlling the Company’s principal business risks;

•	ensuring that the Company’s risk management framework is commensurate with its structure, risk profile, complexity, activities and size; and

•	providing an open forum for communications between management, third parties and our board of directors to discuss risk and risk management.

EXECUTIVE COMPENSATION AND OTHER MATTERS

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. Our named executive officers for 2014, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Brad S. Elliott, Chief Executive Officer and Chairman of the Board;

•	Gregory H. Kossover, Executive Vice President, Chief Financial Officer and Director; and

•	Sam S. Pepper, Jr., Executive Vice President and Commercial Banking President.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for the year ended December 31, 2014. Except as set forth in the notes to the table, all cash compensation for Messrs. Elliott, Pepper and Kossover was paid by Equity Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Brad S. Elliott	2014	367,500	134,602	-		226,401	-		-	52,398	(4)	780,901
Chief Executive Officer and Chairman of the Board
Gregory H. Kossover	2014	225,000	15,000	-		33,745	-		-	51,075	(5)	324,820
Executive Vice President, Chief Financial Officer and Director
Sam S. Pepper, Jr.	2014	229,500	5,000	5,005	(2)	19,850	54,972	(3)	-	29,067	(6)	343,394
Executive Vice President and Commercial Banking President

(1)	These amounts represent the aggregate grant date fair value of stock option awards, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures during the applicable vesting periods. See Note 18 to the consolidated financial statements for the year ended December 31, 2014 for a discussion of the associated assumptions used in the valuation of stock-based compensation awards.
(2)	Represents the aggregate grant date fair value of the grant of 385 restricted stock units computed in accordance with FASB ASC Topic 718 based on a per share price of $13.00.
(3)	This amount represents the cash bonus earned by Mr. Pepper in 2014 pursuant to the Market President Incentive Plan for 2014. See “— Market President Incentive Plan.”
(4)	This amount includes (i) club dues of $9,600, (ii) the value of the use of a company owned vehicle of $19,198, (iii) life insurance premiums of $13,200 and (iv) Company 401(k) contributions of $10,400.
(5)	This amount includes (i) club dues of $9,600, (ii) fees for services as a director of the Company of $39,600 and (iii) Company 401(k) contributions of $1,875. Mr. Kossover elected to receive 11,964 stock options in lieu of cash payments for his service as a director of the Company.
(6)	This amount includes (i) a temporary housing allowance of $10,500 and (ii) the value of the use of a company owned vehicle of $18,567.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table sets forth information relating to the unexercised options held by the named executive officers as of December 31, 2014:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brad S. Elliott	24,000		-		-	17.00	12/31/2017	50,000	712,500	-	-
	60,000		90,000	(1)	-	12.00	12/31/2021			-	-
	30,000		-		-	13.00	8/25/2024			-	-
Gregory H. Kossover	9,750		-		-	13.00	12/31/2023	20,000	285,000	-	-
	11,964	(2)	-		-	14.25	12/31/2024			-	-
	-		8,500	(3)	-	14.25	12/31/2024			-	-
Sam S. Pepper, Jr.	-		5,000	(3)	-	14.25	12/31/2024	13,885	197,861	-	-

(1)	Represents time-based options granted on January 1, 2012. One-fifth of the options vest on each anniversary of the grant date. Of the remaining options, 30,000 will vest on each of January 1, 2015, 2016 and 2017, subject to continued employment of Mr. Elliott.
(2)	Mr. Kossover elected to receive fully-vested stock options in lieu of cash payment of director fees.
(3)	Represents time-based options granted on December 31, 2014. One-fifth of the options will vest on each anniversary of the grant date subject to the continued employment of the executive.
(4)	On May 31, 2014, the Company’s restricted stock units were terminated subject to a one-year waiting period before payment in Class A common stock. On May 31, 2015, the Company issued an equivalent number of shares of the Company’s Class A common stock in payment of the terminated restricted stock units.
(5)	Calculated using a market value of $14.25 per share based on a valuation as of December 31, 2014.

As of December 31, 2014, Mr. Elliott held outstanding options under the Equity Bancshares 2006 Non-Qualified Stock Option Plan (the “2006 Plan”). The 2006 Plan is frozen to new grants and all of the outstanding options held by Mr. Elliott under the 2006 Plan were vested as of December 31, 2014.

2013 Stock Incentive Plan

In 2013, we adopted the Equity Bancshares, Inc. 2013 Stock Incentive Plan, or the 2013 Stock Incentive Plan, to provide equity incentives to employees, non-employee directors and key consultants and contractors with the goal of promoting the long-term growth and financial success of the Company. Under the 2013 Stock Incentive Plan, as amended, the maximum number of shares of our common stock that may be issued is 725,000 shares, subject to adjustment to reflect stock splits and certain similar transactions as determined by the compensation committee. Such shares may be awarded in the form of nonqualified stock options, restricted stock, restricted stock units or unrestricted stock awards. During 2014, we awarded 69,250 time-vested stock options to employees and our directors elected to receive 43,717 stock options. Options granted to our directors are in lieu of cash payment of board fees and were fully vested and immediately exercisable as of the grant date. As of the date of this prospectus, 430,271 stock options to purchase shares of our common stock under the 2013 Stock Incentive Plan are outstanding. We have granted options under the 2013 Stock Incentive Plan to our named executive officers, as described in greater detail below in “—Awards to Named Executive Officers.”

A summary of the material terms of the 2013 Stock Incentive Plan are described below:

Plan Administration. The 2013 Stock Incentive Plan is administered by the compensation committee; provided, however that the board of directors has the sole authority to grant and administer equity incentives awarded to non-employee directors. The compensation committee has the authority to determine the participants, time of grant, vesting schedule, type, number and all other terms and conditions of any equity award granted under the 2013 Stock Incentive Plan.

Eligibility. The 2013 Stock Incentive Plan permits the grant of equity incentives to any employee of the Company or its subsidiaries, non-employee director or key consultant or contractor selected by the compensation committee. The compensation committee may consider the function and responsibilities, present and potential contributions to the success of the Company, the value of an individual’s service to the Company and other factors the compensation committee deems relevant when selecting individuals to receive equity incentive awards and the form and amount of such awards.

Non-Qualified Stock Options. We may grant non-qualified stock options under the 2013 Stock Incentive Plan. An award agreement sets forth the terms relating to vesting, repurchase rights, rights of first refusal and transfer restrictions for any non-qualified stock option granted under the 2013 Stock Incentive Plan. The duration of any options granted under the 2013 Stock Incentive Plan must not be more than ten years from the date of grant. Subject to limited exceptions, holders of options must be a current employee or non-employee director to exercise options. Options granted under the 2013 Stock Incentive Plan are required to be granted at a price not less than 100 percent of the fair market value of the Company’s common stock at the date of grant.

Restricted Stock. The terms and conditions of any award of restricted stock issued under the 2013 Stock Incentive Plan are subject to the terms of an award agreement, stock certificate transfer legend, and/or stop transfer instructions to the Company’s stock transfer agent, specifying the terms and conditions of the award of the restricted stock. Restricted stock granted under the 2013 Stock Incentive Plan consist of shares of common stock of the Company that are restricted as to transfer, subject to forfeiture and to such other terms and conditions as the compensation committee may specify. The terms and conditions may provide, in the discretion of the compensation committee, for the lapse of transfer restrictions or forfeiture provisions to be accelerated or contingent upon the achievement of one or more specified performance goals.

Restricted Stock Units. The terms and conditions of any award of restricted stock units issued under the 2013 Stock Incentive Plan are evidenced by an award agreement that specifies the terms and conditions of the issuance of such shares of common stock of the Company, which may include, among other things, the achievement of one or more specified performance goals.

Unrestricted Stock. We may grant shares of common stock of the Company in lieu of cash compensation pursuant to a stock award program or otherwise, without imposing any minimum vesting or holding period on such shares of common stock.

Change in Control. Except as may be set forth in an award agreement or as determined by the compensation committee in connection with certain transaction, all outstanding stock options, restricted stock and restricted stock units held by individuals who are employed by the Company or a subsidiary of the Company at the time of a “change in control” (as defined in the 2013 Stock Incentive Plan) will become fully vested and exercisable.

Agreements. The terms of each grant or award of non-qualified stock options, restricted stock or restricted stock units, including terms relating to vesting, repurchase rights, rights of first refusal and transfer restrictions, are set forth in an award agreement. The awards of non-qualified stock options generally vest incrementally over a five-year period with twenty percent of the award vesting on each anniversary of the grant.

Amendment and Termination. The board of directors of the Company may suspend, terminate or amend the 2013 Stock Incentive Plan or any portion thereof at any time; provided, however, that no such amendment, suspension or termination may materially adversely alter or impair any outstanding award without the consent of the holder of such equity award, except in the case of any amendment necessary to comply with Section 409A of the Internal Revenue Code.

Transfer Restrictions. Under the 2013 Stock Incentive Plan, the compensation committee may in its discretion prescribe restrictions on equity awards under the plan. The award agreements for equity incentives generally contain restrictions on the transfer of shares acquired pursuant to an option and limit the transfer of options and other equity awards under the plan.

Right of Recapture. If at any time within one year after the date on which a holder of stock option under the 2013 Stock Incentive Plan exercises a stock option, the compensation committee determines in its discretion that the Company has been materially harmed by such holder, whether such harm (a) results in the holders termination of employment for cause or (b) results from any activity of the holder determined by the compensation committee to be in competition with any activity of the Company, or otherwise prejudicial, contrary or harmful to the interests of the Company, then any gain realized by such holder from the exercise of such option will be paid by the holder to the Company upon notice from the Company. Such gain will be determined as of the date of the option exercise, without regard to any subsequent change in the fair market value of the common stock of the Company.

Awards to Named Executive Officers

We have granted time-based options to each of our named executive officers. The time-based options held by each of Messrs. Elliott, Kossover and Pepper vest annually in 20% increments on each of the anniversaries from the grant date over a five-year period.

Each of the stock option agreements for the 2014 option awards to our named executive officers provides the Company with a repurchase right, right of first refusal and imposes certain restrictions on transfer. Upon the termination of employment, we have a right to purchase any shares of common stock of the Company acquired pursuant to a stock option granted under the 2013 Stock Incentive Plan at fair market value from such former employee. We also have right of first refusal on any shares of our common stock acquired pursuant to the exercise of a stock option; however, our right of first refusal does not apply to shares listed on any nationally recognized exchange or quoted on the NASDAQ Stock Market or other over-the-counter market. Shares of our common stock acquired pursuant to an option exercise may not be transferred to any person or entity without the prior written consent of the Company.

Options (whether or not vested) granted to our named executive officers will be forfeited if such individual is terminated for cause. Additionally, options granted to our named executive officers are subject to a clawback provision, which is triggered based upon certain materially inaccuracies in the financial statements of the Company or violations of the confidentiality or non-solicitation provisions contained in the stock option agreement.

In addition to the terms described above, the stock option agreements provide the specific terms for the options granted, including the number of shares granted, the price per share, the initial vesting date, the vesting schedule and the expiration date of the grant.

Market President Incentive Plan

Mr. Pepper participates in Equity Bank’s Market President Incentive Plan. Each year, Equity Bank sets quarterly goals to be achieved under the plan in the following general categories: undiluted earnings per share of the Company, market production, market fee income and market deposit production during each calendar quarter. Incentive compensation is computed quarterly and may be reduced for certain asset quality factors. For 2014, awards of incentive compensation under the Market President Incentive Plan were paid entirely in cash with 25% of the award paid within 45 days following the production quarter and the remaining amount paid ratably over the next seven quarters; provided, that awards under the plan are not earned until actually paid. The plan also includes a discretionary component. Under the plan, the target annual incentive is 25% of the executive’s base salary. If 100-124% of the goal is achieved the executive will be paid 100% of the incentive. If 95-99% of the goal is achieved, 50% of the incentive will be paid and if less than 95% of the goal is satisfied, no payment will be made to the executive. If 125% of the goal or greater is achieved, the executive will receive 125% of the annual target incentive. For 2015, payments under the Market President Incentive Plan will be paid 50% in cash and 50% in stock options to acquire Class A common stock of the Company.

Employment Agreements

We have employment agreements with each of our named executive officers and certain other officers of the Company. Each of the named executive officer’s employment agreements provides he will paid an annual base salary, which will be reviewed at least annually and that may be increased, but not reduced.

Mr. Elliott’s employment agreement provides that he will serve as Chief Executive Officer and Chairman of the Board of Directors of the Company. In addition to his base salary, Mr. Elliott’s employment agreement provides that he will receive a bonus equal to 2% of the net income before taxes of the Company on a consolidated basis; provided, that the Company maintains certain regulatory ratings. In 2014, Mr. Elliott’s employment agreement provided that his bonus was to be paid 50% in cash and 50% in stock options to acquire shares of Class A common stock of the Company. For each year after 2014, Mr. Elliott’s bonus is to be paid 50% in cash and 50%, at his election, in cash, stock options or a combination thereof, as elected at the beginning of the fiscal year in which the bonus may be earned. All options granted under Mr. Elliott’s employment agreement are to be fully vested at grant. Under his employment agreement, if Mr. Elliott is terminated (i) by the Company without cause, (ii) by the executive with good reason or (iii) by the Company or Mr. Elliott if such employment agreement is not renewed, he will be entitled to receive his base salary for a period of twelve months following such termination, subject to compliance with the terms of the employment agreement and execution of a general release in favor of the Company.

The employment agreements of Messrs. Kossover and Pepper generally provide that upon the termination of such executive’s employment (i) by the Company due to the executive’s failure to perform his duties to the satisfaction of his supervisor or the Chief Executive Officer, (ii) by the Company without cause, (iii) by the executive with good reason or (iv) by the Company or Executive if such employment agreement is not renewed, the executive will be entitled to receive his base salary for a period of twelve months following such termination, subject to compliance with the terms of the employment agreement and execution of a general release in favor of the Company.

For purposes of the employment agreements, “good reason” includes the change in executive’s status, title position or responsibilities that is materially inconsistent with executive’s existing duties, a material breach of the employment agreement or in the case of Messrs. Elliott’s and Kossover’s employment agreements, he is required to be based any place outside of a thirty-mile radius of Wichita, Kansas.

Messrs. Elliott’s, Kossover’s and Pepper’s employment agreements each contains a change in control provision that provides for a payment to the executive if (i) his employment is terminated within twelve months after a change in control for any reason other than death, permanent incapacity or cause or (ii) he resigns for any reason within twelve months after the change in control. Upon a qualifying change in control and termination of his employment, Messrs. Elliott and Kossover would each be entitled to a payment equal to 2.99 times the sum of (i) his prior year’s base salary and (ii) all additional cash compensation paid to him and received during such year and Mr. Pepper would be entitled to a payment equal to 1.5 times the sum of (x) his prior year’s base salary, (y) twelve months of health insurance continuation coverage costs and (z) all additional cash compensation paid to him and during such year. Any payments pursuant to the change in control provision are subject to compliance with restrictions imposed by the Internal Revenue Code.

Additionally, each of Messrs. Elliott, Kossover and Pepper are bound by the restrictive covenants set forth in their respective employment agreements, which include confidentiality, non-solicitation and non-competition restrictions.

Director Compensation

Fees

During 2014, we paid each of our non-employee directors a monthly retainer of $1,300. In addition, we paid the members of our audit, compensation, corporate governance and nominating committee and risk management committees $300 for each committee meeting attended. The chairman of each of these committees received $550 for each committee meeting attended. We paid our non-employee directors that serve on our credit committee a monthly fee of $2,000. Members of our credit committee do not receive per meeting fees. Pursuant to our director compensation policy, our directors may elect to receive their compensation in cash, stock or stock options or a combination of cash and stock or stock options. Directors who elect to receive stock options or stock receive them on December 31 of the fiscal year earned. We also reimburse all non-employee directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of our board of directors or any committees of the board of directors.

All of our directors also serve as directors of Equity Bank. During 2014, our directors received no additional compensation for service on the board of Equity Bank other than any meeting fees which may have been earned. Mr. Kossover receives director remuneration for serving as a director in accordance with the terms of our director compensation policy. Mr. Elliott does not receive any additional compensation for service on our board of directors and Equity Bank’s board of directors.

The following table sets forth the compensation paid to each non-employee director who served on our board of directors in 2014:

Name	Fees Earned or Paid in Cash ($)(3)(4)	Total ($)
Gary C. Allerheiligen	$7,950	$7,950
James L. Berglund	42,900	42,900
Jeff A. Bloomer(1)	1,900	1,900
Roger A. Buller	17,400	17,400
Michael R. Downing	15,900	15,900
P. John Eck	17,700	17,700
Gregory L. Gaeddert	19,200	19,200
Michael B. High	17,700	17,700
Randee R. Koger	17,400	17,400
John McCarthy(2)	18,900	18,900
David B. Moore	17,400	17,400
Shawn D. Penner	41,400	41,400
Harvey R. Sorensen	19,750	19,750

(1)	Mr. Bloomer was appointed to our board of directors on October 23, 2014.
(2)	Effective April 23, 2015, John McCarthy resigned as a member of our board of directors and was replaced by Wayne K. Goldstein.
(3)	Pursuant to our director compensation policy, our directors may elect to receive the compensation payable to them for service as a director of the Company in cash, stock options, stock or a combination thereof. Accordingly, in lieu of a cash payment in the amount set forth in the table above, our directors elected to receive the compensation payable to them as follows:

•	Mr. Allerheiligen, Mr. Buller, Ms. Koger, Mr. Moore and Mr. Sorensen elected to receive their director compensation entirely in stock options of the Company for which Mr. Allerheiligen received 2,402 options, Mr. Buller received 5,257 options, Ms. Koger received 5,257 options, Mr. Moore received 5,257 options and Mr. Sorensen received 5,967 options;

•	Messrs. Berglund and Gaeddert each elected to receive a portion of their director compensation in cash and stock options of the Company. Mr. Berglund received 4,713 options and $27,300 in cash. Mr. Gaeddert received 2,900 options and $9,600 in cash;
•	Messrs. Bloomer, Downing, High and Penner each received their director compensation entirely in cash; and
•	Messrs. Eck and McCarthy each elected to receive his director compensation entirely in stock of the Company and they received 1,242 and 1,326 shares, respectively.

(4)	With the exception of stock options granted to directors who elected to receive payment in stock options in lieu of cash payments of their fees, no options were granted to our directors in 2014. Directors that elected to receive stock options received fully vested options that are exercisable at any time; however, subject to limited exceptions, the stock options may only be exercised by the director. As of December 31, 2014, Mr. Allerheiligen held 2,402 stock options, Mr. Berglund held 10,369 stock options, Mr. Buller held 11,382 stock options, Mr. Eck held 6,219 stock options, Mr. Gaeddert held 7,416 stock options, Ms. Koger held 11,663 stock options, Mr. McCarthy held 4,688 stock options, Mr. Moore held 9,570 stock options, Mr. Penner held 2,000 stock options and Mr. Sorensen held 10,483 stock options. Messrs. Bloomer, High and Downing held no stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Some of our officers, directors and principal stockholders and their affiliates are customers of Equity Bank. Such officers, directors and principal stockholders and their affiliates have had transactions in the ordinary course of business with us, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectability or other unfavorable features. We expect to continue to have such transactions on similar terms and conditions with such officers, directors and stockholders and their affiliates in the future.

In addition to the above-described relationships and the director and executive officer compensation arrangements discussed above under “Executive Compensation and Other Matters,” the following is a description of transactions since January 1, 2012, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5.0% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Belfer Investment Partners, L.P. and LIME Partners LLC

We sold 125,830 shares of our Class A common to Belfer Investment Partners, L.P. (“Belfer”) and 83,890 shares of our Class A common stock to LIME Partners LLC (“Lime”), each at a price of $10.00 per share, in our fall 2010 private placement offering. Belfer and Lime (collectively, “Belfer Lime”) are affiliated and purchased shares pursuant to the same stock purchase agreement. In connection with Belfer Lime’s 2010 investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Belfer Lime with the rights discussed below.

In our May 2012 private placement offering, we sold 12,000 shares of our Class A common stock and 125,567 shares of our Class B common stock to Belfer and 8,000 shares of our Class A Common Stock and 83,712 shares of our Class B common stock to Lime, each at a price of $12.00 per share. In general, the rights of Belfer Lime under the Registration Rights Agreement and Management Rights Agreement that were entered into with Belfer Lime in connection with its 2010 investment in the Company also apply to the Class A and Class B common stock purchased in 2012. Under the 2010 and 2012 stock purchase agreements between Belfer Lime and the Company, Belfer Lime received preemptive rights and the right to exchange certain of its Class B common stock for Class A common stock. Belfer Lime’s preemptive rights provided under the 2012 stock purchase agreement supersede its preemptive rights under the 2010 stock purchase agreement. The preemptive rights under the 2012 stock purchase agreement generally provide that in the event the Company issues shares of common stock or preferred stock (or securities convertible into common stock), with the exception of stock issued under certain benefit plans, in connection with certain acquisitions, as the result of stock dividends or splits or in connection with certain regulatory requirements or programs, Belfer Lime generally has the right to purchase its pro rata portion of the additional shares of Class A and Class B common stock offered. This preemptive right expires upon the Company’s completion of an underwritten initial public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of at least $25,000,000. We currently anticipate that Belfer Lime will waive their preemptive rights in connection with this offering.

Additionally, Belfer Lime has the right to exchange shares of its Class B common stock for shares of Class A common stock in connection with a transfer by Belfer Lime to an unaffiliated party in the following limited circumstances: (i) a transfer to the Company or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of the Company; or (iv) to a transferee that would control more than fifty percent of the voting securities of the Company without any transfer from Belfer Lime, in each case subject to the terms of the stock purchase agreement. Belfer Lime’s right to exchange Class B common stock for Class A common stock survives indefinitely. Belfer Lime is also restricted from transferring its Class B common stock except in a transaction in which it would be eligible to exchange Class B common stock for Class A common stock or to an affiliate of Belfer Lime.

In each of the 2010 and 2012 offerings, we also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Belfer Lime in connection with such representations and warranties under the stock purchase agreements with Belfer Lime.

Compass Island Investment Opportunity Fund A, L.P. and Compass Island Investment Opportunity Fund C, L.P.

In connection with our May 2012 private placement offering, we sold 134,857 shares of our Class A common stock and 8,000 shares of our Class B Common Stock to Compass Island Investment Opportunity Fund A, L.P. (“Fund A”) and 337,143 shares of our Class A common stock and 20,000 shares of our Class B common stock to Compass Island Investment Opportunity Fund C, L.P. (“Fund C”), each at a price of $12.00 per share. Fund A and Fund C (collectively, “Compass Island”) are affiliated and purchased shares pursuant to the same stock purchase agreement. Under the stock purchase agreement between the Company and the Compass Island entities, Compass Island received preemptive rights and the right to exchange certain of its Class B common stock to Class A common stock. The stock purchase agreement also had an equity line feature, which has expired as of the date of this offering. In the event the Company issues shares of common stock or preferred stock (or securities convertible into common stock), with the exception of stock issued under certain benefit plans, in connection with certain acquisitions, as the result of stock dividends or splits or in connection with certain regulatory requirements or programs, Compass Island generally has the right to purchase its pro rata portion of the additional shares of Class A and Class B common stock offered. This preemptive right expires upon the Company’s completion of an underwritten initial public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of at least $25,000,000. We currently anticipate that Compass Island will waive their preemptive rights in connection with this offering.

Additionally, Compass Island has the right to exchange shares of its Class B common stock for shares of Class A common stock in connection with a transfer by Compass Island to an unaffiliated party in the following limited circumstances: (i) a transfer to the Company or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of the Company; or (iv) to a transferee that would control more than fifty percent of the voting securities of the Company without any transfer from Compass Island, in each case subject to the terms of the stock purchase agreement. Compass Island’s right to exchange Class B common stock for Class A common stock survives indefinitely.

In connection with the investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Compass Island with the rights discussed below. We also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Compass Island in connection with the representations and warranties under the stock purchase agreement with Compass Island.

Endicott Opportunity Partners III, L.P.

We sold 415,253 shares of our Class A common stock and 29,555 shares of our Class B common stock each at a price of $10.00 per share to Endicott Opportunity Partners III, L.P. (“Endicott”), in our fall 2010 private placement offering. In connection with Endicott’s 2010 investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Endicott with the rights discussed below.

In our May 2012 private placement offering, we sold 56,747 shares of our Class A common stock and 397,233 shares of our Class B Common Stock at a price of $12.00 per share to Endicott. In general, the rights of Endicott under the Registration Rights Agreement and Management Rights Agreement that were entered into with Endicott in connection with its 2010 investment in the Company also apply to the Class A and Class B common stock purchased in 2012. Under the 2010 and 2012 stock purchase agreements between Endicott and the Company, Endicott received preemptive rights and the right to exchange certain of its Class B common stock for Class A common stock. Endicott’s preemptive rights provided under the 2012 stock purchase agreement supersede its preemptive rights under the 2010 stock purchase agreement. The preemptive rights under the 2012 stock purchase agreement generally provide that in the event the Company issues shares of common stock or preferred stock (or securities convertible into common stock), with the exception of stock issued under certain benefit plans, in connection with certain acquisitions, as the result of stock dividends or splits or in connection with certain regulatory requirements or programs, Endicott generally has the right to purchase its pro rata portion of the additional shares of Class A and Class B common stock offered. This preemptive right expires upon the Company’s completion of an underwritten initial public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of at least $25,000,000. We currently anticipate that Endicott will waive their preemptive rights in connection with this offering.

Additionally, Endicott has the right to exchange shares of its Class B common stock for shares of Class A common stock in connection with a transfer by Endicott to an unaffiliated party in the following limited circumstances: (i) a transfer to the Company or Equity Bank (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of the Company; or (iv) to a transferee that would control more than fifty percent of the voting securities of the Company without any transfer from Endicott, in each case subject to the terms of the stock purchase agreement. Endicott’s right to exchange Class B common stock for Class A common stock survives indefinitely. Endicott is also restricted from transferring its Class B common stock except in a transaction in which it would be eligible to exchange Class B common stock for Class A common stock or to an affiliate of Endicott.

In each of the 2010 and 2012 offerings, we also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Endicott in connection with such representations and warranties under the stock purchase agreements with Endicott.

GEMS Fund, L.P. and GC Partners International, LTD

In connection with our fall 2010 private placement offering, we sold 200,671 shares of our Class A common and 14,283 shares of our Class B common stock to GEMS Fund, L.P. (“GEMS”) and 6,956 shares of our Class A common stock and 495 shares of our Class B common stock to GC Partners International, LTD (“GC”), each at a price of $10.00 per share. GC subsequently transferred its shares to GEMS. GEMS and GC (collectively, “Golub”) are affiliated and purchased shares pursuant to the same stock purchase agreement. Golub received preemptive rights and the right to exchange certain of its Class B common stock to Class A common stock under its stock purchase agreement with the Company. In the event the Company issues shares of common stock or preferred stock (or securities convertible into common stock), with the exception of stock issued under certain benefit plans, in connection with certain acquisitions or as the result of stock dividends or splits, Golub has the right to purchase additional shares of Class A and Class B common stock to maintain its aggregate ownership percentage of Class A and Class B common stock. This preemptive right generally expires upon the earlier to occur of (i) Golub no longer beneficially owns, in the aggregate, 4.25% of the common stock of the Company or (ii) passage of five years subsequent to the closing date of the private placement (which will occur on or about October 13, 2015). We currently anticipate that Golub will waive their preemptive rights in connection with this offering. Additionally, Golub has the right to exchange shares of its Class B common stock for shares of Class A common stock in connection with a transfer by Golub to an unaffiliated party in the following limited circumstances: (i) a transfer to the Company or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of the Company; or

(iv) to a transferee that would control more than fifty percent of the voting securities of the Company without any transfer from Golub, in each case subject to the terms of the stock purchase agreement. Golub’s right to exchange Class B common stock for Class A common stock survives indefinitely.

In connection with the investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Golub with the rights discussed below. We also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Golub in connection with the representations and warranties under the stock purchase agreement with Golub.

Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.

We sold 354,085 shares of our Class A common and 216,761 shares of our Class B common stock to Patriot Financial Partners, L.P. (“Patriot Financial”) and 61,168 shares of our Class A common stock and 37,445 shares of our Class B common stock to Patriot Financial Partners Parallel, L.P. (“Patriot Parallel”), each at a price of $10.00 per share, in our fall 2010 private placement offering. Patriot Financial and Patriot Parallel (collectively, “Patriot”) are affiliated and purchased shares pursuant to the same stock purchase agreement. In connection with Patriot’s 2010 investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Patriot with the rights discussed below.

In our May 2012 private placement offering, we sold 48,388 shares of our Class A common stock and 338,721 shares of our Class B common stock to Patriot Financial and 8,359 shares of our Class A Common Stock and 58,512 shares of our Class B common stock to Patriot Parallel, each at a price of $12.00 per share. In general, the rights of Patriot under the Registration Rights Agreement and Management Rights Agreement that were entered into with Patriot in connection with its 2010 investment in the Company also apply to the Class A and Class B common stock purchased in 2012. Under the 2010 and 2012 stock purchase agreements between Patriot Financial, Patriot Parallel and the Company, Patriot received preemptive rights and the right to exchange certain of its Class B common stock for Class A common stock. Patriot’s preemptive rights provided under the 2012 stock purchase agreement supersede its preemptive rights under the 2010 stock purchase agreement. The preemptive rights under the 2012 stock purchase agreement generally provide that in the event the Company issues shares of common stock or preferred stock (or securities convertible into common stock), with the exception of stock issued under certain benefit plans, in connection with certain acquisitions, as the result of stock dividends or splits or in connection with certain regulatory requirements or programs, Patriot generally has the right to purchase its pro rata portion of the additional shares of Class A and Class B common stock offered. This preemptive right expires upon the Company’s completion of an underwritten initial public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of at least $25,000,000. We currently anticipate that Patriot will waive their preemptive rights in connection with this offering.

Additionally, Patriot has the right to exchange shares of its Class B common stock for shares of Class A common stock in connection with a transfer by Patriot to an unaffiliated party in the following limited circumstances: (i) a transfer to the Company or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of the Company; or (iv) to a transferee that would control more than fifty percent of the voting securities of the Company without any transfer from Patriot, in each case subject to the terms of the stock purchase agreement. Patriot’s right to exchange Class B common stock for Class A common stock survives indefinitely. Patriot is also restricted from transferring its Class B common stock except in a transaction in which it would be eligible to exchange Class B common stock for Class A common stock or to an affiliate of Patriot.

In each of the 2010 and 2012 offerings, we also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Patriot in connection with such representations and warranties under the stock purchase agreements with Patriot.

Wolverine Trading Fund A, LLC

In connection with our fall 2010 private placement offering, we sold 100,000 shares of our Class A common stock at a price of $10.00 per share to Wolverine Trading Fund A, LLC (“Wolverine”). The stock purchase agreement under which Wolverine purchased shares did not provide it with preemptive rights.

In connection with the investment, we entered into a Registration Rights Agreement and Management Rights Agreement, which provide Wolverine with the rights discussed below. We also made certain representations and warranties and covenants regarding Equity Bank and us and agreed to provide limited indemnification rights to Wolverine in connection with the representations and warranties under the stock purchase agreement with Wolverine.

Private Placement Offerings

We have engaged in several private offerings of our common stock in which certain of our executive officers, directors and principal stockholders participated.

Registration Exemption

The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) or its successor Section 4(a)(2) of the Securities Act, and Rule 506 thereunder, as transactions not constituting a public offering of securities because the shares were issued privately without general solicitation. There were no underwriting discounts or commissions on these sales.

Registration Rights Agreements

In connection with our private placement offerings, we entered into Registration Rights Agreements with Belfer Lime, Compass Island, Endicott, Golub, Patriot and Wolverine. Under those Registration Rights Agreements we granted certain piggyback registration rights with respect to the shares of common stock acquired by those entities in our private placement offerings. Subject to certain limitations, in the event that we register any of our securities under the Securities Act, we must give notice to these entities of our intention to effect such a registration and subject to certain limitations, must include in the registration statement all registrable securities of these entities for which we have received a written request for inclusion. The required notice regarding these registration rights was provided on                     , 2015. In addition, if we are advised in writing in good faith by any managing underwriter of our securities being offered in a public offering that the amount to be sold by selling stockholders (other than the Company) is greater than the amount which can be offered without adversely affecting the offering, the Company may reduce the amount offered for the accounts of selling stockholders in accordance with the procedures of the Registration Rights Agreements. We have agreed to pay certain fees and expenses associated with these piggyback registrations, other than any underwriting discounts, commissions or fees attributable to the sale of such securities and the legal fees and expenses incurred by such entities in connection therewith (subject, in certain instances, to reimbursement by the Company for such legal fees and expenses in an amount not to exceed $25,000 per registration).

Management Rights Agreements

In connection with our private placement offerings, we entered into Management Rights Agreements with Belfer Lime, Endicott, Golub, Patriot and Wolverine.

Under the Management Rights Agreements with Endicott and Patriot, each of those parties have the right to nominate one representative who will be elected or appointed to our board of directors and Equity Bank’s board of directors. For any period during which such parties do not exercise their right to appoint a director, such parties have information rights and board observation rights for our board and Equity bank’s board of directors.

The Management Rights Agreement with Endicott and Patriot terminate if such parties in the aggregate cease to own at least 4.9% of the issued and outstanding Class A Common Stock of the Company. Wayne K. Goldstein and Michael B. High currently serve as the respective representatives of Endicott and Patriot on our board of directors.

Compass Island also received the right to nominate one representative who will be elected or appointed to our board of directors and Equity Bank’s board of directors pursuant to the Stock Purchase Agreement, between the Company and certain affiliate funds of Compass Island, dated May 15, 2012 (the “Compass Island SPA”). Under the Compass Island SPA, Compass Island also has certain board observation rights and information rights if it does not exercise its right to appoint a director. These rights terminate if Compass Island sells 75% or more of the securities acquired under the Compass Island SPA. David B. Moore currently serves as the representative of Compass Island on our board of directors.

Under the Management Rights Agreements with Belfer Lime and Golub we agreed to grant board observation rights for our board of directors and Equity Bank’s board of directors, which entitle Belfer Lime and Golub to designate a representative to attend each meeting of the Company’s and Equity Bank’s board of directors. These agreements also provide Belfer Lime and Golub with information rights, which entitle them to receive all information distributed to members of our board of directors or Equity Bank’s board of directors and their respective committees, subject to limited restrictions and to inspect the Company’s and Equity Bank’s properties, book and records. Belfer Lime and Golub also have the right to consult with our management concerning the operation of our business. The Management Rights Agreement with Belfer Lime and Golub terminate if such parties in the aggregate cease to own at least 4.9% and 4.25%, respectively, of the issued and outstanding Class A Common Stock of the Company.

The Management Rights Agreement with Wolverine provides Wolverine with information rights which entitle Wolverine to receive all information distributed to members of our board of directors or Equity Bank’s board of directors and their respective committees, subject to limited restrictions and to inspect the Company’s and Equity Bank’s properties, book and records. Additionally, Wolverine has the right to consult with our management concerning the operation of our business. Management Rights Agreement with Wolverine terminates upon its sale of any of its securities purchased pursuant to the Stock Purchase Agreement, dated September 28, 2010, between Wolverine and the Company.

Legal Fees Paid to Wise & Reber, L.C.

Ms. Koger, a member of our board of directors, is a partner at Wise & Reber, L.C. We have used this law firm for various legal matters and we paid legal fees of approximately $99,649, $151,285 and $108,564 to Wise & Reber, L.C. for the years ended December 31, 2012, 2013 and 2014, respectively.

Stockholders Agreement

Each of our stockholders is a party to our Stockholders Agreement. This agreement contains certain restrictions on the transfer of our common stock. Our Stockholders Agreement will terminate upon completion of this offering.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock being offered by this prospectus to our directors, officers, employees and other individuals associated with us and their family members who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of shares through the directed share program.

Employee Stock Loans

In connection with the termination of our Restricted Stock Unit Plan (“RSUP”) in May 2015, we made loans to certain employees, including certain executive officers, for the employees’ income tax withholding obligations associated with the termination of the RSUP and the issuance of shares of Class A common stock to such employees. The loans bear interest at the federal rate on the date the loans were issued, which was 0.43%. The entire outstanding principal balance and all unpaid accrued interest on the loans is due and payable in a single payment upon the earlier of an acceleration event (which includes, among other events, the filing of a registration statement with the SEC) or December 31, 2015. To the extent such loans were made to our executive officers, the executive officers will repay the Company all owed amounts in full prior to the date this registration statement is declared effective. We made loans to Brad Elliott, Greg Kossover and Julie Huber in the aggregate principal amounts of $329,238, $131,121 and $144,576, respectively, and as of August 1, 2015, the aggregate principal amounts outstanding were the same amounts. No other loans were made under this program in excess of $120,000.

Review and Approval of Transactions with Related Persons

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal stockholders). See “Supervision and Regulation – Affiliate Transactions.” We have adopted policies to comply with these regulatory requirements and restrictions. In addition, each of the private equity funds that has invested in the Company provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of the private equity funds to conduct transactions with us or our affiliates. These passivity commitments also include the agreement of each of the private equity funds not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our board of directors or permit any representative to serve as the chairman of our board of directors or any committee thereof.

We have adopted a related person transaction policy in order to comply with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the related party’s relationship to the Company, the nature of the proposed transaction, the nature of the related party’s direct or indirect interest in the transaction, and the related party’s relationship to or ownership interest in any other party to, or which has an interest in the transaction. A copy of this policy and our audit committee charter will be available on our corporate website.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our Class A common stock immediately prior to and immediately after the completion of this offering by:

•	each person known by us to be the beneficial owner of 5% or more of our outstanding Class A common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering and are based on 4,936,017 shares of our Class A common stock outstanding as of August 1, 2015 and              shares of our Class A common stock outstanding after the completion of this offering. The percentages assume the underwriters do not exercise their option to purchase any additional shares. Each share of Class A common stock is entitled to one vote on matters on which holders of Class A common stock are eligible to vote. The Company also has Class B common stock, which has no voting rights. As of August 1, 2015, 1,334,710 shares of our Class B common stock were outstanding. Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207.

	Shares of Class A Common Stock Beneficially Owned Prior to the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(20)
Name of Beneficial Owner(1)	Number	Percentage(21)	Number	Percentage
5% Stockholders:

Entities affiliated with Patriot Financial Partners, L.P.(2)	472,000	9.6%
Endicott Opportunity Partners III, L.P.(3)	472,000	9.6%
Entities affiliated with Compass Island Investment Opportunities Fund A, L.P.(4)	472,000	9.6%

Directors and Named Executive Officers(1):

Brad S. Elliott(5)	389,221	7.6%
Gregory H. Kossover(6)	107,214	2.2%
Sam S. Pepper, Jr.(7)	13,885	*
Gary C. Allerheiligen(8)	7,922	*
James L. Berglund(9)	26,369	*
Jeff A. Bloomer(10)	7,400	*
Roger A. Buller(11)	135,399	2.7%
Michael R. Downing	78,023	1.6%
P. John Eck(12)	216,336	4.4%
Gregory L. Gaeddert(13)	31,416	*
Wayne K. Goldstein(14)	472,000	9.6%
Michael B. High	200	*
Randee R. Koger(15)	56,748	1.1%
David B. Moore(16)	9,570	*
Shawn D. Penner(17)	130,895	2.7%
Harvey R. Sorensen(18)	51,140	1.0%
All Directors and Executive Officers as a Group (21 Persons)(19)	1,903,961	36.4%

*	Indicates less than 1%

(1)	Unless otherwise noted, all references are to shares of Class A common stock.

(2)

Includes 402,473 and 69,527 shares of Class A common stock held of record by Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., respectively. Because (i) W. Kirk Wycoff, Ira Lubert and James Lynch serve as general partners of Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (together, the “Patriot Funds”) and Patriot Financial Partners, GP, L.P. (“Patriot GP”) and as members of Patriot Financial Partners, GP, LLC (“Patriot LLC”), (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to have beneficial ownership of, and share voting and dispositive power over, securities held directly by the Patriot Funds. This figure excludes 555,482 and 95,957 shares of Class B common stock, which is non-voting, held of record by Patriot Financial Partners,

L.P. and Patriot Financial Partners Parallel, L.P., respectively. The address for the entities affiliated with Patriot Financial Partners, L.P. is 2929 Arch St., 27th Floor, Philadelphia, Pennsylvania 19104.

(3)	Endicott Management Company (“EMC”) is the investment manager to Endicott Opportunity Partners III, L.P. (“EOP III”), and consequently has the authority to vote and to dispose of the securities held by EOP III. W.R. Endicott III, L.L.C. (“WRE III”), is the general partner of EOP III and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by EOP III. Robert I. Usdan and Wayne K. Goldstein are the Co-Presidents and sole shareholders of EMC and the managing members of WRE III and may be deemed to have beneficial ownership of, and share voting and dispositive power over, securities held directly by EOP III. Excludes 426,788 shares of Class B common stock, which is non-voting, held by Endicott Opportunity Partners III, L.P. The address for Endicott Opportunity Partners III, L.P. is 570 Lexington Avenue, 37th Floor, New York, New York 10022.

(4)	Includes 134,857 and 337,143 shares of Class A common stock held of record by Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (together, the “Compass Island Funds”), respectively. Excludes 8,000 and 20,000 shares of Class B common stock, which is non-voting, held by Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P., respectively. The address for the entities affiliated with the Compass Island Funds is 712 Fifth Avenue, 12th Floor, New York, New York 10019.

(5)	Includes (i) 191,441 shares held of record by Mr. Elliott, (ii) 3,500 shares held in Mr. Elliott’s individual retirement account, (iii) 9,615 shares held of record by Equity Holdings, LLC of which Mr. Elliott is the managing member and (iv) 184,665 shares issuable upon the exercise of options exercisable within 60 days. Mr. Elliott has pledged 120,432 shares of his Class A common stock as security for certain obligations.

(6)	Consists of (i) 20,000 shares held of record by Mr. Kossover, (ii) 65,500 shares held of record by the Gregory H. Kossover Revocable Trust of which Mr. Kossover serves as the trustee and (iii) 21,714 shares issuable upon the exercise of options exercisable within 60 days. Mr. Kossover has pledged 20,000 shares of his Class A common stock as security for certain obligations.

(7)	Includes 13,885 shares held of record by Mr. Pepper. Mr. Pepper has pledged 13,885 shares of his Class A common stock as security for certain obligations.

(8)	Includes (i) 5,520 shares held of record by the Gary C. Allerheiligen Living Trust DTD 1-5-2006 of which Mr. Allerheiligen serves as trustee (the “GCA Trust”) and (ii) 2,402 shares issuable upon the exercise of options exercisable within 60 days. The GCA Trust has pledged 5,520 shares as security for certain obligations.

(9)	Includes (i) 8,000 shares held of record by the James L. Berglund Revocable Trust of which Mr. Berglund serves as the trustee, (ii) 8,000 shares held of record by the Deana K. Berglund Revocable Trust of which Mr. Berglund’s spouse serves as the trustee and (iii) 10,369 shares issuable upon the exercise of options exercisable within 60 days.

(10)	Includes (i) 3,700 shares held of record by Mr. Bloomer and (ii) 3,700 shares held of record in the Sharon S. Bloomer Trust DTD 11-12-02 of which Mr. Bloomer’s father serves as the trustee.

(11)	Includes (i) 85,000 shares held of record by Buller Revocable Family Trust of which Mr. Buller serves as trustee, (ii) 34,017 shares held of record in Mr. Buller’s individual retirement account, (iii) 5,000 shares held of record in Mr. Buller’s spouse’s individual retirement account and (iv) 11,382 shares issuable upon the exercise of options exercisable within 60 days.

(12)	Includes (i) 102,500 shares held of record by Mr. Eck, (ii) 92,617 shares held of record by the Eck 90 Trust of which Mr. Eck serves as trustee, (iii) 15,000 shares held in Mr. Eck’s individual retirement account and (iv) 6,219 shares issuable upon the exercise of options exercisable within 60 days.

(13)	Includes (i) 6,000 shares held of record by Mr. Gaeddert, (ii) 18,000 shares held of record by D&G Investments, LLC of which Mr. Gaeddert is the managing member and (iii) 7,416 shares issuable upon the exercise of options within 60 days.

(14)	Mr. Goldstein serves as Co-President of EMC, which is the investment manager to EOP III, and as managing member of WRE III, the general partner of EOP III. As a result, Mr. Goldstein may be deemed to have beneficial ownership of the 472,000 shares held of record by EOP III. Mr. Goldstein disclaims beneficial ownership of such shares. Excludes 426,788 shares of Class B common stock, which is non-voting, held of record by EOP III.

(15)	Includes (i) 45,085 shares of stock held of record by Ms. Koger and (ii) 11,663 shares issuable upon the exercise of options within 60 days.

(16)	Includes 9,570 shares issuable upon the exercise of options within 60 days.

(17)	Includes (i) 128,895 shares jointly held of record by Mr. Penner and his spouse and (ii) 2,000 shares issuable upon the exercise of options within 60 days. Mr. Penner has pledged 124,469 shares as security for certain obligations.

(18)	Includes (i) 34,018 shares held of record by Blau Investment Co., LLC of which Mr. Sorensen’s spouse serves as President, (ii) 3,320 shares held of record in Mr. Sorensen’s individual retirement account, (iii) 3,319 shares held of record in Mr. Sorensen’s spouse’s individual retirement account and (iv) 10,483 shares issuable upon the exercise of options exercisable within 60 days. Blau Investment Co., LLC has pledged 34,018 shares as security for certain obligations.

(19)	Includes 272,271 shares issuable upon the exercise of options exercisable within 60 days by such group. Individuals in this group have separately pledged a total of 420,239 shares as security for certain obligations of such individuals.

(20)	The table does not reflect any shares of Class A common stock that may be purchased in this offering through the directed share program, as described under “Underwriting.”

(21)	Based on 4,936,017 shares of Class A common stock outstanding as of August 1, 2015, plus the number of shares issuable to such individual (or group of individuals) upon the exercise of stock options within 60 days.

DESCRIPTION OF CAPITAL STOCK

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

The following discussion summarizes some of the important rights of our stockholders. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Kansas General Corporation Code and our Articles of Incorporation, as amended, and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, of which 45,000,000 are designated as Class A Voting Common Stock (the “Class A common stock”) and 5,000,000 are designated as Class B Non-Voting Common Stock (the “Class B common stock”), and 10,000,000 shares of preferred stock, of which 16,372 shares have been designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C preferred stock”).

As of August 1, 2015, there were 4,936,017 shares of our Class A common stock issued and outstanding, 1,334,710 shares of our Class B common stock issued and outstanding, and 16,372 shares of our Series C preferred stock issued and outstanding. All issued and outstanding shares at that date were, and the shares of Class A common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of this offering, we will have              shares of Class A common stock outstanding (assuming the underwriters do not exercise their option to purchase any additional shares), 1,334,710 shares of Class B common stock outstanding and 16,372 shares of Series C preferred stock issued and outstanding (which we plan to redeem, as promptly as practicable following the completion of this offering, with a portion of the net proceeds of this offering). Also, as of August 1, 2015, options to purchase 430,271 shares of our Class A common stock held by our employees, officers and directors under our 2013 Stock Incentive Plan were outstanding.

Class A Common Stock

Voting Rights. Each holder of our Class A common stock is entitled to one vote for each share of Class A common stock held on all matters to be voted on by our stockholders. Holders of our Class A common stock elect the Company’s board of directors and act on other matters as are required to be presented to them under Kansas law or as are otherwise presented to them by the board of directors. Each holder of Class A common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of our preferred stock may also possess voting rights. When a quorum is present at any meeting, the vote of the holders of a majority of our Class A common stock present in person or by proxy will decide any matter before such meeting, unless the matter is one requiring a different vote by applicable law or our Articles of Incorporation.

Dividends. To the extent permitted under the Kansas General Corporation Code and subject to the rights of holders of any outstanding shares of our preferred stock, holders of our Class A common stock are entitled to participate ratably on a per share basis with holders of our Class B common stock in the payment of dividends, when, as and if declared thereon by our board of directors. For a discussion of our dividend policy and dividend history, see “Dividend Policy.” If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of our common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of our debts and other liabilities, the holders of our Class A common stock are entitled to participate ratably on a per share basis in all distributions to the holders of our common stock in any liquidation, dissolution or winding up of the Company.

Preemptive Rights; Other. Holders of our Class A common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class A common stock is not entitled to the benefits of any redemption or sinking fund provision.

Class B Non-Voting Common Stock

Voting Rights. The holders of Class B non-voting common stock have no voting rights except as may be provided for under Kansas law.

Dividends. To the extent permitted under the Kansas General Corporation Code and subject to the rights of holders of any outstanding shares of our preferred stock, holders of our Class B common stock are entitled to participate ratably on a per share basis with holders of our Class A common stock in the payment of dividends, when, as and if declared thereon by our board of directors. For a discussion of our dividend policy and dividend history, see “Dividend Policy.” If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of our common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of our debts and other liabilities, the holders of our Class B common stock are entitled to participate ratably on a per share basis in all distributions to the holders of our common stock in any liquidation, dissolution or winding up of the Company.

Preemptive Rights; Other. Holders of our Class B common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class B common stock is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and subject to the provisions of any outstanding series of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others, any:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been or may be designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, our common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over our then market price.

Series C Preferred Stock

In August 2011, we issued 16,372 shares of our Series C preferred stock, $1,000 liquidation value per share, in connection with our participation in the U.S. Treasury’s SBLF program, all of which are currently outstanding. We intend to use approximately $16.4 million of the net proceeds to redeem, as promptly as practicable following the completion of this offering, the outstanding 16,372 shares of Series C preferred stock. Although we intend to use a portion of the net proceeds of this offering to redeem all outstanding shares of Series C preferred stock as promptly as practicable following the completion of this offering, the redemption is subject to regulatory approval, and accordingly, no assurance can be given as to when we will be able to redeem such shares, if at all.

Voting Rights. The holders of the Series C preferred stock do not have voting rights other than with respect to certain matters relating to the rights of holders of Series C preferred stock, on certain corporate transactions and, if applicable, the election of additional directors as described below.

Dividends. The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The Series C preferred stock pays a contractual dividend rate of between 1.0% and 9.0% depending on the amount of qualified small business lending Equity Bank engages in and the amount of time the Series C preferred stock remains outstanding. As of the date hereof, the Series preferred stock is paying a dividend rate of 1.0%. In the first quarter of 2016, regardless of the levels of small business lending at Equity Bank, the dividend rate will increase to 9.0% until such time as the Series C preferred stock is redeemed.

Dividends on the Series C preferred stock are non-cumulative. If for any reason our board of directors does not declare a dividend on the Series C preferred stock for a particular dividend period, then the holders of the Series C preferred stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. In addition, (i) our failure to pay dividends on the Series C preferred stock for five or more dividend periods, whether consecutive or not, will give the holders of the Series C preferred stock the right to appoint a non-voting observer on our board of directors, and (ii) our failure to pay dividends on the Series C preferred stock for six or more dividend periods, whether consecutive or not, and if the aggregate liquidation preference of the Series C preferred stock then outstanding is of $25,000,000 or more, will give the holders of the Series C preferred stock the right to elect two directors. However, given that the liquidation preference for the Series C preferred stock is less than $25,000,000, it is unlikely that the foregoing provision described in clause (ii) of the prior sentence would be applicable.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series C preferred stock will be entitled to receive for each share of Series C preferred stock, out of our assets or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock payment of an amount equal to the sum of (1) the $1,000 liquidation preference amount per share of Series C preferred stock and (2) the amount of any accrued and unpaid dividends on each such share of the Series C preferred stock.

Redemption. The Series C preferred stock may be redeemed at any time at our option, at a redemption price of 100% of the liquidation preference amount plus accrued but unpaid dividends to the date of redemption and the pro rata portion of any lending incentive fee for the current period, regardless of whether such dividends have been declared for that period, all subject to the approval of the federal banking regulator.

Registration Rights. As part of the terms of our participation in the U.S. Treasury’s SBLF program, we agreed to provide the holders of our Series C preferred stock with the right to demand that we file a registration statement on Form S-3 or request that their shares be covered by a registration statement that we are otherwise filing. However, because this is our initial public offering and we are not eligible to file a registration statement on Form S-3, neither the demand registration rights nor the “piggyback” registration rights granted to the U.S. Treasury will apply at the time of this offering. Following our initial public offering, to the extent our Series C preferred stock remains outstanding, the U.S. Treasury may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Other. The Series C preferred stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Anti-Takeover Effects of Certain Provisions of Kansas Law and our Articles of Incorporation and Bylaws

Kansas law and certain provisions of our Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, prevent, discourage or make more difficult unsolicited tender offers or takeover attempts that a stockholder may consider to be in the stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal. These provisions include:

•	No stockholder action by written consent. Our Articles of Incorporation and Bylaws provide that stockholder action can only be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

•	Authorized but unissued capital stock. We have authorized but unissued shares of preferred stock and common stock and, subject to the provisions of any outstanding series of preferred stock, our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

•	Classified board of directors. Our Articles of Incorporation divide our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. In addition, our Articles of Incorporation also provide for noncumulative voting with respect to the election for directors. These provisions may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

•

Business combinations with certain persons. We are subject to Section 17-12,101 of the Kansas General Corporation Code, which provides that, subject to certain exceptions, a Kansas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, who is an “interested stockholder” (generally defined as the holder of 15% or more of the corporation’s outstanding voting stock) for a period of three years following the date such person became an interested stockholder, unless (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. This law may have the effect of prohibiting a business combination involving us, even if such event would be beneficial to our stockholders.

•	Control share acquisition statute. We are also subject to Sections 17-1286 et seq. of the Kansas General Corporation Code, which provides that, subject to certain exceptions, any person or group must obtain stockholder approval before acquiring any shares of stock of a Kansas corporation such as us if, after the acquisition, that person would trigger a specified level of voting power, beginning at 20%, as set forth in the statute. If the acquiring person fails to obtain such stockholder approval, the acquired shares lose their voting rights. These voting rights may be retained or restored only if the statutory disclosure requirements are met and upon the approval by both a majority of the outstanding voting stock and a majority of the outstanding voting stock excluding “interested shares” (generally defined as all shares owned by the acquiring person or group, the corporation’s directors who are also its employees, and the corporation’s officers).

•	Board vacancies. Subject to the limitations in our Articles of Incorporation and the provisions of any outstanding series of preferred stock, our Articles of Incorporation and Bylaws enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office.

•	Bylaw amendments. Subject to the power of our stockholders to make, amend, alter or repeal certain bylaws, our Articles of Incorporation allow our board of directors to make, amend, alter or repeal our bylaws.

•	Charter amendments. Our Articles of Incorporation provide that the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the shares of our outstanding voting stock is required to amend or repeal or adopt any provisions inconsistent with certain provisions of our Articles of Incorporation.

•	Advance notice requirements. Our Articles of Incorporation establish advance notice procedures with regard to stockholder proposals to nominate directors or bring business at annual meetings of stockholders. Generally, these procedures provide that notice of a stockholder proposal or director nomination must be received by our secretary no less than 120 days prior to the day corresponding to the date on which we released our proxy statement in connection with the previous year’s annual meeting. The notice must also meet certain form and content requirements specified in our Articles of Incorporation. These requirements and procedures may preclude stockholders from nominating directors or bringing business at annual meetings.

•	Removal of directors. Subject to the provisions of any outstanding series of preferred stock, directors may only be removed from office (i) by the affirmative vote of the holders of outstanding shares representing at least 66 2/3% of the voting power of all shares of our capital stock entitled to vote in the election of directors, or (ii) to the extent permitted by law, by the affirmative vote of a majority of our entire board of directors for “cause.”

•	Limitation on right to call a special meeting of stockholders. Our Articles of Incorporation provide that a special meeting of stockholders may be called only by our president, our board of directors or upon the written request of the holders of not less than 20% of all of the outstanding shares of our capital stock entitled to vote at such special meeting.

Limitation on Liability and Indemnification Matters

As permitted by Section 17-6002(b)(8) of the Kansas General Corporation Code, our Articles of Incorporation eliminate a director’s liability to us and our stockholders for monetary damages for breach of a fiduciary duty as a director, except for (a) any breach of the director’s duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) certain transactions under Section 17-6424 of the Kansas General Corporation Code (relating to liability for unauthorized acquisitions or redemptions of, or payment of dividends on, capital stock), or (d) for any transaction from which the director derived an improper personal benefit.

Our Articles of Incorporation and Bylaws also provide that we will indemnify each of our officers and directors to the fullest extent permitted by Kansas law and that any modification or repeal of our Articles of Incorporation or Bylaws will not adversely affect this indemnification right of our officers and directors with respect to any act or omission occurring prior to such modification or repeal. Our Bylaws further provide that any expenses (including attorneys’ fees) actually and reasonably incurred by our officers and directors in connection with their defense of any indemnifiable proceeding or the enforcement of their indemnification rights will be paid by us in advance of the disposition of such action upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that they were not entitled to be indemnified.

Our Bylaws also provide that the indemnification rights set forth in the Bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in our Articles of Incorporation or Bylaws, agreement, vote of stockholders or disinterested directors, policy of insurance or otherwise. In this regard, we will enter into indemnification agreements with each of our current and future directors and officers that will provide these individuals with a contractual right to indemnification from us to the fullest extent permitted under Kansas law against any liability that may arise by reason of their service to us, and to the advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified. Our Bylaws further authorize us to purchase and maintain insurance on behalf of our officers and directors and we have obtained insurance to cover such individuals for certain liabilities. We believe that the limitation of liability provisions in our Articles of Incorporation and Bylaws, the indemnification agreements and the insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as our officers and directors.

Listing and Trading

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on the NASDAQ Global Select Market under the symbol “EQBK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is expected to be                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock (             shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, the              shares of common stock to be sold in this offering (             shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act.

Sales of Restricted Shares

Upon completion of this offering, there will be              shares held by our “affiliates” as such term is defined in Rule 144 under the Securities Act or subject to a lock-up agreement. In addition,              shares of our Class A common stock are issuable upon the transfer and conversion of our Class B common stock and              shares of our Class A common stock are issuable upon the exercise of outstanding stock options. Following this offering, we expect that              shares will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NASDAQ Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up Agreements

We, all of our directors and executive officers, and certain other stockholders, who will own in the aggregate approximately              shares of our Class A common stock, have agreed not to sell any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register Class A common stock issuable under our 2013 Stock Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to non-U.S. holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) or (2) has made a valid election under applicable U.S. Treasury Regulations to continue to be treated as a United States person.

Distributions

In the event we make distributions on our Class A common stock, such distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital (on a share-for-share basis) and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “– Sale or Other Taxable Disposition.”

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our Class A common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in, or an exemption from, withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our Class A common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld under these rules by timely filing an appropriate claim for refund with the IRS. If our Class A common stock is sold through a non-U.S. intermediary, such intermediary will also be required to comply with additional certification requirements under applicable U.S. Treasury regulations.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment maintained by the corporate non-U.S. holder in the United States), as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, although there can be no assurance, we believe that we are not currently, and do not expect to become, a USRPHC for U.S. federal income tax purposes. Moreover, if we become a USRPHC, so long as our Class A common stock is “regularly traded on an established securities market,” a non-U.S. holder will be subject to U.S. federal net income tax on a disposition of our Class A common stock only if the non-U.S. holder actually or constructively holds or held (at any time during the shorter of the 5-year period preceding the date of disposition or the holder’s holding period) more than 5% of our Class A common stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

A non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our Class A common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S.

status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our Class A common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our Class A common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our Class A common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or the FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. A 30% withholding tax will be imposed on dividends in respect of, and after December 31, 2016, gross proceeds from the sale or other disposition of, our Class A common stock held by or through certain “foreign financial institutions” or a “non-financial foreign entities” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. We will not pay any additional amounts to stockholders in respect of any amounts withheld.

Effective January 1, 2015, Form W-8BEN-E must be provided by a non-U.S. entity who is certifying it is the non-U.S. beneficial owner of a payment of income for current withholding tax purposes as well as to provide its FATCA status as either payee or account holder of a foreign financial institution. Forms W-8ECI, W-8IMY, and W-8EXP still apply for businesses that have effectively connected income in the United States, are foreign partnerships or simple/grantor trusts, or are foreign governments or tax-exempt organizations. The Form W-8BEN must be continued to be used by individuals.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We are offering the shares of our Class A common stock described in this prospectus through several underwriters for whom Keefe, Bruyette & Woods, Inc. and Stephens Inc. are acting as representatives. We have entered into an underwriting agreement dated                     , 2015, with Keefe, Bruyette & Woods, Inc. and Stephens Inc., as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
Stephens Inc.

Total

Our Class A common stock is offered subject to a number of conditions, including receipt and acceptance of the Class A common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. If all of the shares of Class A common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses. The amounts shown assume either no exercise or full exercise by the underwriters of their overallotment option to purchase an additional              shares:

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discount
Proceeds to us, before expenses

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $         and are payable by us. This amount includes the amount we have agreed to reimburse the underwriters for certain fees and expenses incurred in connection with this offering, including fees of counsel to the underwriters and fees and expenses incurred by the underwriters in connection with road-show presentations and FINRA’s review of the terms of the offering, not to exceed $          in total.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to              additional shares of our Class A common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our Class A common stock from us proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements

We, our executive officers and directors and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, on behalf on the underwriters, subject to limited exceptions,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no established public trading market for our Class A common stock. The initial public offering price will be negotiated among us and the representatives of the underwriters. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the Class A common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.

We intend to apply to have our Class A common stock approved for listing on The NASDAQ Global Select Market under the symbol “EQBK.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These transactions may also include making short sales of our Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our Class A common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Class A common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares of Class A common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Wise & Reber, L.C., McPherson, Kansas. Certain legal matters in connection with this offering will be passed upon for us by Norton Rose Fulbright US LLP, Dallas, Texas and for the underwriters by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Equity Bancshares, Inc. and its subsidiaries as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014, included in this prospectus, have been so included in reliance on the report of Crowe Chizek LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm.

EQUITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2015 and December 31, 2014

(Dollar amounts in thousands, except per share data)

	(Unaudited)
	June 30,	December 31,
	2015	2014
ASSETS
Cash and due from banks	$19,109	$31,193
Federal funds sold	517	514

Cash and cash equivalents	19,626	31,707

Interest-bearing time deposits in other banks	5,745	5,995
Available-for-sale securities	72,103	52,985
Held-to-maturity securities, fair value of $306,342 and $265,189	306,100	261,017
Loans held for sale	2,251	897
Loans, net of allowance for loan losses of $5,643 and $5,963	828,473	719,284
Other real estate owned, net	6,741	4,754
Premises and equipment, net	40,666	36,434
Bank owned life insurance	29,195	28,729
Federal Reserve Bank and Federal Home Loan Bank stock	10,963	4,312
Interest receivable	3,977	3,589
Goodwill	18,130	18,130
Core deposit intangible, net	986	1,107
Other	6,523	6,383

Total assets	$1,351,479	$1,175,323

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$34,187	$49,312
Savings, NOW, and money market	596,895	589,494
Time	372,719	342,160

Total deposits	1,003,801	980,966

Federal funds purchased and retail repurchase agreements	24,239	25,301
Federal Home Loan Bank advances	166,856	20,976
Bank stock loan	14,375	15,152
Subordinated debentures	9,096	8,941
Contractual obligations	3,010	3,146
Interest payable and other liabilities	8,354	3,112

Total liabilities	1,229,731	1,057,594

Commitments and contingent liabilities, see Notes 10 and 11

Stockholders’ equity, see Note 6
Preferred stock, Series C (liquidation preference of $16,372)	16,363	16,359
Common stock	78	76
Additional paid-in capital	98,836	98,398
Retained earnings	29,756	24,832
Accumulated other comprehensive loss	(2,415)	(2,281)
Employee stock loans	(1,215)	-
Treasury stock	(19,655)	(19,655)

Total stockholders’ equity	121,748	117,729

Total liabilities and stockholders’ equity	$1,351,479	$1,175,323

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Six Months ended June 30, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	(Unaudited)
	June 30,
	2015	2014
Interest and dividend income
Loans, including fees	$20,994	$18,506
Securities, taxable	3,529	3,892
Securities, nontaxable	455	414
Federal funds sold and other	266	156

Total interest and dividend income	25,244	22,968
Interest expense
Deposits	2,125	1,960
Federal funds purchased and retail repurchase agreements	31	35
Federal Home Loan Bank advances	126	172
Bank stock loan	300	-
Subordinated debentures	318	318

Total interest expense	2,900	2,485

Net interest income	22,344	20,483
Provision for loan losses	1,330	900

Net interest income after provision for loan losses	21,014	19,583
Non-interest income
Service charges and fees	1,302	1,467
Debit card income	981	716
Mortgage banking	578	368
Increase in value of bank owned life insurance	466	474
Net gain on sale of available-for-sale securities	370	94
Other	1,085	1,104

Total non-interest income	4,782	4,223
Non-interest expense
Salaries and employee benefits	9,584	8,953
Net occupancy and equipment	2,238	2,375
Data processing	1,381	1,206
Professional fees	912	1,035
Advertising and business development	568	522
Telecommunications	379	381
FDIC insurance	351	366
Courier and postage	263	274
Amortization of core deposit intangible	121	178
Loan expense	178	144
Other real estate owned	136	(3)
Loss on debt extinguishment	316	-
Other	1,800	1,519

Total non-interest expense	18,227	16,950

Income before income tax	7,569	6,856
Provision for income taxes	2,559	2,081

Net income	5,010	4,775
Dividends and discount accretion on preferred stock	(86)	(565)

Net income allocable to common stockholders	$4,924	$4,210

Basic earnings per share	$0.79	$0.65

Diluted earnings per share	$0.78	$0.64

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six Months ended June 30, 2015 and 2014

(Dollar amounts in thousands)

	(Unaudited)
	June 30,
	2015	2014
Net income	$5,010	$4,775
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period on available-for-sale securities	(271)	336
Amortization of unrealized losses on held-to-maturity securities	423	343
Reclassification adjustment for net gains included in net income	(370)	(94)

Total other comprehensive income (loss)	(218)	585
Tax effect	84	(200)

Other comprehensive income (loss), net of tax	(134)	385

Comprehensive income	$4,876	$5,160

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months ended June 30, 2015 and 2014

(Unaudited)

(Dollar amounts in thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Stockholders’ Equity
	Series A & B	Series C	Shares Outstanding	Amount
Balance at January 1, 2014	$15,540	$16,352	7,385,603	$76	$96,392	$16,553	$(2,606)	$(2,434)	$139,873
Net income	-	-	-	-	-	4,775	-	-	4,775
Other comprehensive income, net of tax effects	-	-	-	-	-	-	385	-	385
Accretion of discount on preferred stock	-	4	-	-	-	(4)	-	-	-
Stock based compensation	-	-	-	-	292	-	-	-	292
Purchases of common stock for treasury	-	-	(1,320,660)	-	-	-	-	(17,221)	(17,221)
Cash dividends declared and accrued on preferred stock	-	-	-	-	-	(561)	-	-	(561)

Balance at June 30, 2014	$15,540	$16,356	6,064,943	$76	$96,684	$20,763	$(2,221)	$(19,655)	$127,543

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months ended June 30, 2015 and 2014

(Unaudited)

(Dollar amounts in thousands, except per share data)

	Preferred Stock	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Employee Stock Loans	Total Stockholders’ Equity
	Series C	Shares Outstanding	Amount
Balance at January 1, 2015	$16,359	6,067,511	$76	$98,398	$24,832	$(2,281)	$(19,655)	$-	$117,729
Net income	-	-	-	-	5,010	-	-	-	5,010
Other comprehensive income net of tax effects	-	-	-	-	-	(134)	-	-	(134)
Accretion of discount on preferred stock	4	-	-	-	(4)	-	-	-	-
Stock based compensation	-	-	-	216	-	-	-	-	216
Common stock issued upon termination of restricted stock unit plan	-	203,216	2	222	-	-	-	(1,215)	(991)
Cash dividends declared and accrued on preferred stock	-	-	-	-	(82)	-	-	-	(82)

Balance at June 30, 2015	$16,363	6,270,727	$78	$98,836	$29,756	$(2,415)	$(19,655)	$(1,215)	$121,748

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months ended June 30, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	(Unaudited)
	June 30,
	2015	2014
Cash flows from operating activities
Net income	$5,010	$4,775
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	82	292
Depreciation	878	782
Provision for loan losses	1,330	900
Net accretion of purchase valuation adjustments	350	575
Amortization of premiums and on securities	1,326	1,093
Amortization of core deposits intangible	121	178
FHLB stock dividends	(96)	(9)
Loss (gain) on sales and valuation adjustments on other real estate owned	18	(227)
Net gain on sales of securities	(370)	(94)
Gain on sales of buildings held for sale	-	(101)
Gain on sales of premises and equipment	(9)	(14)
Gain on sales of loans	(491)	(272)
Originations of loans held for sale	(22,866)	(14,756)
Proceeds from the sale of loans held for sale	22,003	12,339
Increase in the value of bank owned life insurance	(466)	(474)
Loss on change in fair value of derivatives recognized in earnings	16	26
Net change in:
Interest receivable	(388)	2
Other assets	(64)	1,554
Interest payable and other liabilities	577	(2,123)

Net cash provided by operating activities	6,961	4,446
Cash flows to investing activities
Purchases of available-for-sale securities	(56,975)	(31,253)
Purchases of held-to-maturity securities	(69,064)	(12,524)
Proceeds from sales, calls, pay-downs, and maturities of available-for-sale securities	37,246	10,169
Proceeds from calls, pay-downs and maturities of held-to-maturity securities	23,419	17,700
Net change in interest-bearing time deposits in other banks	250	-
Net change in loans	(108,241)	(25,264)
Purchase of premises and equipment	(5,117)	(1,431)
Proceeds from sale of premises and equipment	15	14
Proceeds from sale of buildings held for sale	-	675
Net purchases of FHLB and FRB stock	(6,555)	(1,055)
Proceeds from sale of other real estate owned	538	2,652

Net cash used in investing activities	(184,484)	(40,317)
Cash flows from financing activities
Net increase in deposits	$22,835	$19,386
Net change in federal funds purchased and retail repurchase agreements	(1,063)	1,981
Net borrowings on Federal Home Loan Bank line of credit	150,312	34,468
Principal payments on Federal Home Loan Bank term advances	(4,432)	(87)
Principal payments on bank stock loan	(777)	-
Purchase of treasury stock	-	(17,221)
Issuance of employee stock loans	(1,215)	-
Net change in contractual obligations	(136)	(97)
Dividends paid on preferred stock	(82)	(561)

Net cash provided by financing activities	165,442	37,869

Net change in cash and cash equivalents	(12,081)	1,998
Cash and cash equivalents, beginning of period	31,707	20,620

Ending cash and cash equivalents	$19,626	$22,618

Supplemental cash flow information:
Interest paid	$2,877	$2,607
Income taxes paid, net of refunds	2,090	400
Supplemental noncash disclosures:
Other real estate owned acquired in settlement of loans	$2,543	$1,048
Preferred stock dividends payable at period end	41	220
Loans purchased but not settled	5,000	-
Accrued compensation elected to be received as options, recognized as an increase in additional paid-in capital	134	-
Excess tax benefits as a result of the distribution of common stock in termination of the restricted stock unit plan recognized as an increase in additional paid-in capital	224	-

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 1 – BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Equity Bancshares, Inc., its wholly owned subsidiary, Equity Bank (“Equity Bank”) and Equity Bank’s wholly owned subsidiary, SA Holdings, Inc. These entities are collectively referred to as the “Company”. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. In the opinion of management, the interim statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis and all such adjustments are of a normal recurring nature. These financial statements and the accompanying notes should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2014 and 2013. Operating results for six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other period.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. ASU 2014-09 as originally issued is effective for annual reporting periods beginning after December 15, 2016 and early application is not permitted. In July 2015 the FASB deferred the effective date of this revenue recognition standard by one year to annual reporting periods beginning after December 15, 2017, and amended the ASU to permit early adoption. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES

The amortized cost and fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2015
Available-for-sale securities
U.S. government-sponsored entities	$17,064	$29	$(39)	$17,054
Residential mortgage-backed securities (issued by government-sponsored entities)	50,799	255	(358)	50,696
Corporate	3,000	26	-	3,026
Small Business Administration loan pools	304	21	-	325
State and political subdivisions	506	2	-	508
Equity securities	500	-	(6)	494

	$72,173	$333	$(403)	$72,103

December 31, 2014
Available-for-sale securities
U.S. government-sponsored entities	$10,546	$16	$(162)	$10,400
Residential mortgage-backed securities (issued by government-sponsored entities)	35,867	680	(18)	36,529
Corporate	3,000	11	-	3,011
Small Business Administration loan pools	332	24	-	356
State and political subdivisions	2,169	24	-	2,193
Equity securities	500	-	(4)	496

	$52,414	$755	$(184)	$52,985

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (Continued)

The amortized cost and fair value of held-to-maturity securities and the related gross unrecognized gains and losses were as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
June 30, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,735	$-	$(23)	$2,712
Residential mortgage-backed (issued by government sponsored entities)	230,229	630	(1,052)	229,807
Corporate	12,979	69	(233)	12,815
Small Business Administration loan pools	3,046	4	(12)	3,038
State and political subdivisions	57,111	1,275	(416)	57,970

	$306,100	$1,978	$(1,736)	$306,342

December 31, 2014
Held-to-maturity securities
U.S. Government-sponsored entities	$2,800	$9	$-	$2,809
Residential mortgage-backed (issued by government sponsored entities)	195,458	2,795	(82)	198,171
Corporate	12,976	73	(270)	12,779
Small Business Administration loan pools	3,220	14	(10)	3,224
State and political subdivisions	46,563	1,663	(20)	48,206

	$261,017	$4,554	$(382)	$265,189

The table above presents unrealized losses on held-to-maturity securities since the date of designation.

The fair value and amortized cost of debt securities at June 30, 2015, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$-	$-	$4,301	$4,333
One to five years	12,866	12,850	14,617	14,872
Five to ten years	7,704	7,738	28,355	29,148
After ten years	304	325	28,598	28,182
Mortgage-backed securities	50,799	50,696	230,229	229,807

Total debt securities	$71,673	$71,609	$306,100	$306,342

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (Continued)

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was approximately $273,484 at June 30, 2015 and $250,114 at December 31, 2014.

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2015 and December 31, 2014:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
June 30, 2015
Available-for-sale securities
U.S. Government-sponsored entities	$4,960	$(39)	$-	$-	$4,960	$(39)
Residential mortgage-backed (issued by government-sponsored entities)	38,046	(358)	-	-	38,046	(358)
Corporate	-	-	-	-	-	-
Small Business Administration loan pools	-	-	-	-	-	-
State and political subdivisions	-	-	-	-	-	-
Equity securities	-	-	494	(6)	494	(6)

Total temporarily impaired securities	$43,006	$(397)	$494	$(6)	$43,500	$(403)

December 31, 2014
Available-for-sale securities
U.S. Government-sponsored entities	$6,777	$(162)	$-	$-	$6,777	$(162)
Residential mortgage-backed (issued by government-sponsored entities)	2,499	(18)	-	-	2,499	(18)
Corporate	-	-	-	-	-	-
Small Business Administration loan pools	-	-	-	-	-	-
State and political subdivisions	-	-	-	-	-	-
Equity securities	-	-	496	(4)	496	(4)

Total temporarily impaired securities	$9,276	$(180)	$496	$(4)	$9,772	$(184)

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
June 30, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,712	$(23)	$-	$-	$2,712	$(23)
Residential mortgage-backed (issued by government-sponsored entities)	$104,302	$(1,431)	$101,561	$(2,382)	$205,863	$(3,813)
Corporate	9,812	(208)	3,003	(117)	12,815	(325)
Small Business Administration loan pools	1,413	(12)	1,626	(59)	3,039	(71)
State and political subdivisions	22,692	(544)	8,532	(338)	31,224	(882)

Total temporarily impaired securities	$140,931	$(2,218)	$114,722	$(2,896)	$255,653	$(5,114)

December 31, 2014
Held–to-maturity securities
Residential mortgage-backed (issued by government-sponsored entities)	$18,093	$(30)	$121,617	$(1,480)	$139,710	$(1,510)
Corporate	4,296	(141)	8,483	(231)	12,779	(372)
Small Business Administration loan pools	-	-	1,720	(58)	1,720	(58)
State and political subdivisions	1,930	(11)	15,160	(351)	17,090	(362)

Total temporarily impaired securities	$24,319	$(182)	$146,980	$(2,120)	$171,299	$(2,302)

As of June 30, 2015, the Company held 10 available-for-sale securities, and 153 held-to-maturity securities in an unrealized loss position. The table above presents unrealized losses on held-to-maturity securities since the date of securities purchase, independent of the impact associated with changes in cost basis upon transfer from available-for-sale to held-to-maturity.

Unrealized losses on securities have not been recognized into income because the security issuers are of high credit quality, management does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

The proceeds from sales and the associated gains and losses reclassified from other comprehensive income to income are listed below:

	June 30,
	2015	2014
Proceeds	$29,807	$2,774
Gross gains	370	94
Gross losses	-	-
Income tax expense on net realized gains	142	36

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at June 30, 2015 and December 31, 2014 include:

	June 30, 2015	December 31, 2014
Commercial real estate	$363,171	$363,467
Commercial and industrial	242,578	183,100
Residential real estate	186,150	134,455
Agricultural real estate	18,280	17,083
Consumer	9,522	7,875
Agricultural	14,415	19,267

Total loans	834,116	725,247
Allowance for loan losses	(5,643)	(5,963)

Net loans	$828,473	$719,284

In 2015, the Company began a participatory relationship with another institution in mortgage finance loans. These mortgage finance loans consist of ownership interests purchased in single family residential mortgages funded through the originator’s mortgage finance group. These loans are typically on the Company’s balance sheet for 10 to 20 days. The originator has mortgage lenders and purchase interests in individual loans they originate. As of June 30, 2015, the Company had balances of $27.1 million in mortgage finance loans classified as commercial and industrial.

Over-draft deposit accounts are reclassified and included in consumer loans above. These accounts totaled $273 at June 30, 2015 and $224 at December 31, 2014.

The following tables present the activity in the allowance for loan losses by portfolio segment and class for the six months ended June 30, 2015 and 2014:

June 30, 2015	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,897	$1,559	$1,190	$148	$81	$88	$5,963
Provision for loan losses	430	670	303	(123)	96	(46)	1,330
Loans charged-off	(1,456)	(8)	(156)	-	(119)	-	(1,739)
Recoveries	42	7	8	-	32		89

Total ending allowance balance	$1,913	$2,228	$1,345	$25	$90	$42	$5,643

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

June 30, 2014	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,866	$990	$1,360	$217	$63	$118	$5,614
Provision for loan losses	78	503	378	(64)	9	(4)	900
Loans charged-off	-	(46)	(563)	-	(120)	(1)	(730)
Recoveries	65	31	122	-	99	1	318

Total ending allowance balance	$3,009	$1,478	$1,297	$153	$51	$114	$6,102

The following tables present the recorded investment in loans and the balance in the allowance for loan losses by portfolio segment and class based on impairment method as of June 30, 2015 and December 31, 2014:

	Loan Balance			Allowance for Loan Losses
June 30, 2015	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$2,791	$360,380	$363,171	$240	$1,673	$1,913
Commercial and industrial	3,355	239,223	242,578	1,035	1,193	2,228
Residential real estate	1,256	184,894	186,150	55	1,290	1,345
Agricultural real estate	22	18,258	18,280	3	22	25
Consumer	37	9,485	9,522	4	86	90
Agricultural	-	14,415	14,415	-	42	42

Total	$7,461	$826,655	$834,116	$1,337	$4,306	$5,643

	Loan Balance			Allowance for Loan Losses
December 31, 2014	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$7,267	$356,200	$363,467	$1,044	$1,853	$2,897
Commercial and industrial	1,710	181,390	183,100	523	1,036	1,559
Residential real estate	1,419	133,036	134,455	95	1,095	1,190
Agricultural real estate	259	16,824	17,083	16	132	148
Consumer	29	7,846	7,875	3	78	81
Agricultural	-	19,267	19,267	-	88	88

Total	$10,684	$714,563	$725,247	$1,681	$4,282	$5,963

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present information related to impaired loans by segment and class of loans as of and for the six months ended June 30, 2015 and the year ended December 31, 2014:

June 30, 2015	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$417	$365	$-	$1,091	$8
Commercial and industrial	802	771	-	536	7
Residential real estate	1,019	704	-	627	-
Agricultural real estate	-	-	-	95	-
Consumer	-	-	-	4	-
Agricultural	-	-	-	-	-

Subtotal	2,238	1,840	-	2,353	15

With an allowance recorded:
Commercial real estate	3,191	2,426	240	4,441	5
Commercial and industrial	2,590	2,584	1,035	1,514	26
Residential real estate	606	552	55	719	2
Agricultural real estate	27	22	3	111	-
Consumer	39	37	4	30	-
Agricultural	-	-	-	-	-

Subtotal	6,453	5,621	1,337	6,815	33

Total	$8,691	$7,461	$1,337	$9,168	$48

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2014	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$2,496	$1,837	$-	$1,159	$64
Commercial and industrial	553	524	-	906	-
Residential real estate	778	523	-	1,055	-
Agricultural real estate	114	111	-	112	-
Consumer	-	-	-	5	-
Agricultural	-	-	-	-	-

Subtotal	3,941	2,995	-	3,237	64

With an allowance recorded:
Commercial real estate	5,717	5,430	1,044	5,504	21
Commercial and industrial	1,225	1,186	523	284	36
Residential real estate	988	896	95	1,526	14
Agricultural real estate	154	148	16	35	8
Consumer	30	29	3	11	2
Agricultural	-	-	-	12	-

Subtotal	8,114	7,689	1,681	7,372	81

Total	$12,055	$10,684	$1,681	$10,609	$145

The above table presents interest income for the twelve months ended December 31, 2014. Interest income recognized for the six months ended June 30, 2014 was not material. Interest income recognized in the above tables was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the aging of the recorded investment in past due loans as of June 30, 2015 and December 31, 2014, by segment and class of loans:

June 30, 2015	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$911	$1,471	$713	$2,822	$357,254	$363,171
Commercial and industrial	364	4	-	3,355	238,855	242,578
Residential real estate	300	359	-	1,295	184,196	186,150
Agricultural real estate	57	-	111	22	18,090	18,280
Consumer	6	-	-	37	9,479	9,522
Agricultural	-	-	-	-	14,415	14,415

Total	$1,638	$1,834	$824	$7,531	$822,289	$834,116

December 31, 2014	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$1,010	$1,958	$-	$7,294	$353,205	$363,467
Commercial and industrial	83	165	39	1,710	181,103	183,100
Residential real estate	765	497	-	1,499	131,694	134,455
Agricultural real estate	-	-	-	258	16,825	17,083
Consumer	22	-	-	29	7,824	7,875
Agricultural	-	44	-	-	19,223	19,267

Total	$1,880	$2,664	$39	$10,790	$709,874	$725,247

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. The Company uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of June 30, 2015 and December 31, 2014:

June 30, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$347,121	$-	$16,050	$-	$363,171
Commercial and industrial	239,154	-	2,522	902	242,578
Residential real estate	184,432	-	1,718	-	186,150
Agricultural real estate	17,663	-	617	-	18,280
Consumer	9,485	-	37	-	9,522
Agricultural	14,296	-	119	-	14,415

Total	$812,151	$-	$21,063	$902	$834,116

December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$340,224	$147	$23,096	$-	$363,467
Commercial and industrial	181,272	-	1,828	-	183,100
Residential real estate	132,285	-	2,170	-	134,455
Agricultural real estate	16,708	-	375	-	17,083
Consumer	7,846	-	29	-	7,875
Agricultural	15,432	-	3,835	-	19,267

Total	$693,767	$147	$31,333	$-	$725,247

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Purchased Credit Impaired Loans

As part of previous acquisitions, the Company has acquired certain loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investments in purchase credit impaired loans as of June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015	December 31, 2014
Contractually required principal payments	$6,447	$7,278
Discount	(1,396)	(2,167)

Recorded investment	$5,051	$5,111

For the six-month periods ended June 30, 2015 and 2014, no provision for loan losses was recorded for these loans. The accretable yield associated with these loans and interest income recognized as of and for the six-month period ended June 30, 2015 was $1,036 and $626. For the six-month period ended June 30, 2014 the accretable yield associated with these loans and interest income recognized was immaterial.

Troubled Debt Restructurings

The company had no material loans modified under troubled debt restructurings as of June 30, 2015 and December 31, 2014.

NOTE 4 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to interest-rate risk primarily from the effect of interest rate changes on its interest-earning assets and its sources of funding these assets. The Company will periodically enter into interest rate swaps or interest rate caps/floors to manage certain interest rate risk exposures.

An interest rate swap is an agreement between two entities to exchange cash flows in the future. The agreement sets the dates on which the cash flows will be paid and the manner in which the cash flows will be calculated. Typically, an interest rate swap transaction is used as an exchange of cash flows based on a fixed rate for cash flows based on a variable rate.

In an interest rate cap agreement, a cash flow is generated if the price or interest rate of an underlying variable rises above a certain threshold price or interest rate. In an interest rate floor agreement, a cash flow is generated if the price or interest rate of an underlying variable falls below a certain threshold price or interest rate. Caps and floors are designed as protection against the interest rate on a variable rate asset or liability rising above or falling below a certain level.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 4 – DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair value changes. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged unless the derivative meets the criteria to be a financing derivative. All derivatives are recognized in the consolidated balance sheet at their fair values and are reported as either derivative assets or derivative liabilities net of accrued net settlements and collateral, if any. The individual derivative amounts are netted by counterparty when the netting requirements have been met. If these netted values are positive, they are classified as an asset and, if negative, they are classified as a liability.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis (at least quarterly), whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that are accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will effect earnings.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 4 – DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Interest Rate Swaps Designated as Fair Value Hedges:

The Company periodically enters into interest rate swaps to hedge the fair value of certain commercial real estate loans. These transactions are designated as fair value hedges. In this type of transaction, the Company typically receives from the counterparty a variable-rate cash flow based on the one-month London Interbank Offered Rate (LIBOR) plus a spread to this index and pays a fixed-rate cash flow equal to the customer loan rate. At June 30, 2015, the portfolio of interest rate swaps have a weighted average maturity of 9.9 years, a weighted average pay rate of 4.45% and a weighted average rate received of 2.46%. No interest rate swaps were outstanding at December 31, 2014.

Stand-Alone Derivatives:

In 2009, the Company purchased an interest rate cap derivative to assist with interest rate risk management. This derivative is not designated as a hedging instrument but rather as a stand-alone derivative. At June 30, 2015, the interest rate cap had a remaining term of 4.4 years and a cap rate of 4.50%. At December 31, 2014, the interest rate cap had a remaining term of 4.9 years and a cap rate of 4.50%

Reconciliation of Derivative Fair Values and Gains/(Losses):

The notional amount of a derivative contract is a factor in determining periodic interest payments or cash flows received or paid. The notional amount of derivatives serves as a level of involvement in various types of derivatives. The notional amount does not represent the Company’s overall exposure to credit or market risk, generally, the exposure is significantly smaller.

The following table shows the notional balances and fair values (including net accrued interest) of the derivatives outstanding by derivative type at June 30, 2015 and December 31, 2014:

	June 30, 2015			December 31, 2014
	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:
Interest rate swaps	$7,229	$-	$26	$-	$-	$-

Total derivatives designated as hedging relationships	7,229	-	26	-	-	-

Derivatives not designated as hedging instruments:
Interest rate caps/floors	3,270	5	-	3,399	11	-

Total derivatives not designated as hedging instruments	3,270	5	-	3,399	11	-

Total	$10,499	$5	$26	$3,399	$11	$-

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 4 – DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

For the six months ended June 30, 2015 and 2014, the Company recorded net losses on derivatives and hedging activities:

	2015	2014
Derivatives designated as hedging instruments:
Interest rate swaps	$-	$-

Total net gain (loss) related to fair value hedge ineffectiveness	-	-

Derivatives not designated as hedging instruments:
Economic hedges:
Interest rate caps/floors	(6)	(26)

Total net gains (losses) related to derivatives not designated as hedging instruments	(6)	(26)

Net gains (losses) on derivatives and hedging activities	$(6)	$(26)

The following table shows the recorded net gains (losses) on derivatives and the related hedged items in fair value hedging relationships and the impact of those derivatives on the Company’s net interest income for the six months ended June 30, 2015. No hedging relationships were outstanding during 2014.

	June 30, 2015
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(15)	$15	$-	$(10)

Total	$(15)	$15	$-	$(10)

NOTE 5 – BORROWINGS

Federal funds purchased and retail repurchase agreements

Federal funds purchased and retail repurchase agreements as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014
Federal funds purchased	$-	$-
Retail repurchase agreements	24,239	25,301

The Company has available federal funds lines of credit with its correspondent banks. As of June 30, 2015 and December 31, 2014, there were no federal funds purchased outstanding.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 5 – BORROWINGS (Continued)

Securities sold under agreements to repurchase (retail repurchase agreements) consist of obligations of the Company to other parties. The obligations are secured by residential mortgage-backed securities held by the Company with a fair value of $26,319 and $32,983 at June 30, 2015 and December 31, 2014. The agreements are on a day-to-day basis and can be terminated on demand.

	June 30, 2015	December 31, 2014
Average daily balance during the period	$25,721	$28,058
Average interest rate during the period	0.24%	0.26%
Maximum month-end balance during the period	27,951	30,964
Weighted average interest rate at period-end	0.24%	0.25%

Federal Home Loan Bank advances

Federal Home Loan Bank advances include both draws against the Company’s line of credit and fixed rate term advances.

	June 30, 2015	December 31, 2014
Federal Home Loan Bank line of credit advances	$166,856	$16,544
Federal Home Loan Bank fixed rate term advances	-	4,432

Total Federal Home Loan Bank advances	$166,856	$20,976

At June 30, 2015, the Company had $166,856 drawn against its line of credit at a weighted average rate of 0.26%. At December 31, 2014, the $16,544 drawn against the Federal Home Loan Bank line of credit was at a weighted average rate of 0.25%.

In February 2015, all of the Company’s Federal Home Loan Bank term advances were prepaid. The Company recorded a loss on debt extinguishment of $316 for the six months ended June 30, 2015 in connection with the prepayment of the Federal Home Loan Bank term advances.

At June 30, 2015 and December 31, 2014, the Company had undisbursed advance commitments (letters of credit) with the Federal Home Loan Bank of $378 and $32,378. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. The letter of credit outstanding at June 30, 2015 matures October 23, 2015.

The advances and letters of credit were collateralized by certain qualifying loans totaling $195,816 and $199,610 at June 30, 2015 and December 31, 2014. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow an additional $28,582 and $146,256 at June 30, 2015 and December 31, 2014.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 5 – BORROWINGS (Continued)

Bank stock loan:

In July 2014, the Company borrowed $15,540 from an unaffiliated financial institution, secured by the Company’s stock in Equity Bank. The loan bears interest at a fixed rate of 4.00% (computed on the basis of a 360-day year and the actual number of days elapsed) until July 2019, at which time the interest rate adjusts to Prime Rate, as designated as such in the “Money Rates” section of The Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments are due quarterly on the first day of January, April, July and October, with one final payment of unpaid principal and interest due in July 2021. The terms of the loan require the Company and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be pre-paid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due. The outstanding balance of the bank stock loan was $14,375 as of June 30, 2015 and $15,152 as of December 31, 2014.

Future principal repayments of the June 30, 2015 outstanding balance are as follows:

Due in one year or less	$1,554
Due after one year through two years	1,554
Due after two years through three years	1,554
Due after three years through four years	1,554
Due after four years through five years	1,554
Thereafter	6,605

Total	$14,375

The Company believes it is in compliance with the terms of the loan and has not been otherwise notified of noncompliance.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s articles of incorporation provide for the issuance of 10,000,000 shares of preferred stock. At June 30, 2015 and December 31, 2014 the Company had 16,372 shares of Series C, senior non-cumulative perpetual preferred stock with a par value $0.01 per share issued and outstanding.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 6 – STOCKHOLDERS’ EQUITY (Continued)

Common stock

The Company’s articles of incorporation provide for the issuance of 45,000,000 shares of Class A voting common stock (“Common Class A”) and 5,000,000 shares of Class B non-voting (“Common Class B”), both of which have a par value of $0.01. At June 30, 2015 and December 31, 2014, the following shares were issued and held in treasury or were outstanding:

	June 30, 2015	December 31, 2014
Common Class A – issued	6,207,060	6,003,844
Common Class A – held in treasury	(1,271,043)	(1,271,043)

Common Class A – outstanding	4,936,017	4,732,801

Common Class B – issued	1,569,613	1,569,613
Common Class B – held in treasury	(234,903)	(234,903)

Common Class B – outstanding	1,334,710	1,334,710

Certain owners of common stock have been granted a preemptive right which provides that, in the event that the Company issues additional shares of common or preferred stock (or other securities convertible to common or preferred stock), the owners have the right to purchase from the Company their pro rata portion of additional shares of common or preferred stock. The number of Common Class A shares available to be purchased under this preemptive right is limited to such amount that the purchaser would not own, in aggregate, in excess of 9.9% of the pro forma outstanding Common Class A shares of the Company. If this ownership limit is exceeded, the purchaser may purchase additional Common Class B shares equal to the number of disallowed Common Class A shares. The preemptive right excludes certain types of stock issuances such as shares issued in conjunction with an acquisition transaction and as a stock dividend. The preemptive right expires upon the completion of an initial public offering of the Company’s common stock which results in aggregate gross proceeds to the Company of at least $25,000.

Agreements with certain owners of Common Class B shares require the Company to issue Common Class A shares to replace an equal number of Common Class B shares in the event of a future transfer from the owner to an unaffiliated party. The Common Class B owner may require this exchange in certain stipulated transactions including the transfer of Common Class B shares to: (1) the Company or its bank subsidiary, (2) in a widespread public distribution, (3) a transfer in which no transferee receives two percent or more of any class of the Company’s voting securities, or (4) to a transferee that would control more than fifty percent of the Company’s voting securities without any transfer from the purchaser.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 6 – STOCKHOLDERS’ EQUITY (Continued)

Restricted Stock Unit Plan Termination Loans

In connection with the termination of the Company’s restricted stock unit plan (“RSUP”), 203,216 shares of Class A common stock were issued in May 2015 to employees with vested restricted stock units. Additional Paid-In Capital includes $224 of tax benefits in excess of those previously provided in connection with stock compensation expense. Also in connection with the termination of the RSUP, the Company agreed to loan electing participants an amount equal to each participant’s federal and state income tax withholding obligation associated with the stock issuance. These loans totaling $1,215 at June 30, 2015, are collateralized with the shares received, have an initial maturity date of December 31, 2015 (subject to certain acceleration events, including the filing of a registration statement with the Securities and Exchange Commission) and an interest rate of 0.43%.

Accumulated other comprehensive income (loss)

At June 30, 2015 and December 31, 2014, accumulated other comprehensive income consisted of (i) the after tax effect of unrealized gains (losses) on available-for-sale securities and (ii) the after tax effect of unamortized unrealized losses on securities transferred from the available-for-sale designation to the held-to-maturity designation.

Components of accumulated other comprehensive income as of June 30, 2015 and December 31, 2014 were as follows:

	Available-for-Sale Securities	Held-to-Maturity Securities	Accumulated Other Comprehensive Income (Loss)
June 30, 2015
Net unrealized or unamortized gains (losses)	$(70)	$(3,835)	$(3,905)
Tax effect	23	1,467	1,490

	$(47)	$(2,368)	$(2,415)

December 31, 2014
Net unrealized or unamortized gains (losses)	$571	$(4,258)	$(3,687)
Tax effect	(222)	1,628	1,406

	$349	$(2,630)	$(2,281)

NOTE 7 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2015 and December 31, 2014, the Company and Equity Bank meet all capital adequacy requirements to which they are subject.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 7 – REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required. To be categorized as well capitalized, Equity Bank must maintain minimum total risk-based, Tier 1 risk-based, Common equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. The most recent notification from the regulatory banking agencies categorized Equity Bank as “well capitalized” under the regulatory capital framework for prompt corrective action and there have been no events since that notification that the Company believes have changed Equity Bank’s category.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to the Company and Equity Bank on January 1, 2015. An additional ratio, common equity Tier 1 capital to risk weighted assets, was added by these new rules. The Company’s and Equity Bank’s capital amounts and ratios at June 30, 2015 (under the new rules) and December 31, 2014 (under the previous rules) are presented in the tables below. Ratios provided for Equity Bancshares, Inc. represent the ratios of the Company on a consolidated basis.

	Actual		To Be Adequately Capitalized Under Prompt Corrective Provisions		To Be Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30, 2015
Total capital to risk weighted assets
Equity Bancshares, Inc.	$112,759	11.76%	$76,695	8.0%	$	N/A	N/A
Equity Bank	125,895	13.11%	76,850	8.0%		96,063	10.0%

Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	107,116	11.17%	57,521	6.0%		N/A	N/A
Equity Bank	120,252	12.52%	57,638	6.0%		76,850	8.0%

Common equity Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	90,753	9.47%	43,141	4.5%		N/A	N/A
Equity Bank	120,252	12.52%	43,228	4.5%		62,441	6.5%

Tier 1 leverage to average assets
Equity Bancshares, Inc.	107,116	8.44%	50,748	4.0%		N/A	N/A
Equity Bank	120,252	9.46%	50,828	4.0%		63,535	5.0%

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 7 – REGULATORY MATTERS (Continued)

	Actual		To Be Adequately Capitalized Under Prompt Corrective Provisions		To Be Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2014
Total capital to risk weighted assets
Equity Bancshares, Inc.	$116,882	13.86%	$67,409	8.0%	$	N/A	N/A
Equity Bank	124,513	14.74%	67,573	8.0%		84,466	10.0%

Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	110,859	13.16%	33,704	4.0%		N/A	N/A
Equity Bank	118,550	14.04%	33,786	4.0%		50,680	6.0%

Tier 1 leverage to average assets
Equity Bancshares, Inc.	110,859	9.62%	46,085	4.0%		N/A	N/A
Equity Bank	118,550	10.28%	46,149	4.0%		57,686	5.0%

Equity Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

NOTE 8 – EARNINGS PER SHARE

Earnings per share were computed as follows:

	June 30, 2015	June 30, 2014
Basic:
Net income allocable to common stockholders	$4,924	$4,210

Weighted average common shares outstanding	6,105,684	6,466,073
Weighted average vested restricted stock units	165,043	35,092

Weighted average shares	6,270,727	6,501,165

Basic earnings per common share	$0.79	$0.65

Diluted:
Net income allocable to common stockholders	$4,924	$4,210

Weighted average common shares outstanding for:
Basic earnings per common share	6,270,727	6,501,165
Dilutive effects of the assumed exercise of stock options	17,083	-
Dilutive effects of the assumed redemption of RSU’s	-	54,091

Average shares and dilutive potential common shares	6,287,810	6,555,256

Diluted earnings per common share	$0.78	$0.64

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 8 – EARNINGS PER SHARE (Continued)

Average outstanding stock options of 209,298 and 247,889 for the six month periods ending June 30, 2015 and 2014 were not included in the computation of diluted earnings per share because the options’ exercise price was greater than or equal to the average market price of the common shares.

NOTE 9 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels of inputs that may be used to measure fair values are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Level 1 inputs are considered to be the most transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the implied value of those quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the hierarchy:

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The fair values of securities available for sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

securities are classified as level 1. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities, generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Company’s available-for-sale securities, including U.S. Government sponsored agencies, residential mortgage-backed securities (all of which are issued or guaranteed by government sponsored agencies), corporate securities, Small Business Administration securities, State and Political Subdivision securities, and equity securities are classified as level 2.

The fair values of interest rate swaps and interest rate caps are determined based on valuation pricing models using readily available, observable market parameters such as interest rate yield curves (Level 2 inputs) adjusted for credit risk attributable to the seller of the interest rate derivative.

Assets and Liabilities measured at fair value on a recurring basis are summarized below:

	June 30, 2015
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$-	$17,054	$-
Residential mortgage-backed securities (issued by government-sponsored entities)	-	50,696	-
Corporate	-	3,026	-
Small Business Administration loan pools	-	325	-
State and political subdivisions	-	508	-
Equity securities	-	494	-
Interest rate caps (included in other assets)	-	5	-
Liabilities:
Interest rate swaps (included in other liabilities)	-	26	-
	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$-	$10,400	$-
Residential mortgage-backed securities (issued by government-sponsored entities)	-	36,529	-
Corporate	-	3,011	-
Small Business Administration loan pools	-	356	-
State and political subdivisions	-	2,193	-
Equity securities	-	496	-
Interest rate caps (included in other assets)	-	11	-

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

There were no transfers between levels during the six months ended June 30, 2015 or the year ended December 31, 2014. The Company’s policy is to recognize transfers into or out of a level as of the end of a reporting period.

Fair Value of Assets and Liabilities Measured on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Real estate appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

	June 30, 2015
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$-	$-	$2,186
Commercial and industrial	-	-	1,549
Residential real estate	-	-	497
Other	-	-	52

Other real estate owned:
Commercial real estate	-	-	524
Residential real estate	-	-	708

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$-	$-	$4,386
Commercial and industrial	-	-	663
Residential real estate	-	-	801
Other	-	-	158

Other real estate owned:
Commercial real estate	-	-	524
Residential real estate	-	-	646

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

The Company did not record any liabilities for which the fair value was measured on a non-recurring basis at June 30, 2015 or at December 31, 2014.

Valuations of impaired loans and other real estate owned utilize third party appraisals or broker price opinions, and are classified as Level 3 due to the significant judgment involved. Appraisals may include the utilization of unobservable inputs, subjective factors, and utilize quantitative data to estimate fair market value.

The following table presents additional information about the unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized with Level 3 of the fair value hierarchy:

	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)
June 30, 2015
Impaired loans	$4,284	Sales Comparison Approach	Adjustments for differences between comparable sales	6% - 29% (19%)
December 31, 2014
Impaired loans	$6,008	Sales Comparison Approach	Adjustments for differences between comparable sales	3% - 15% (7%)

Measurable inputs for other real estate owned are not material.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

Carrying amount and estimated fair values of financial instruments at period end were as follows as of the date indicated:

	June 30, 2015
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$19,626	$19,626	$19,626	$-	$-
Interest bearing deposits	5,745	5,745	-	5,745	-
Available-for-sale securities	72,103	72,103	-	72,103	-
Held-to-maturity securities	306,100	306,342	-	306,342	-
Loans held for sale	2,251	2,251	-	2,251	-
Loans, net of allowance for loan losses	828,473	818,360	-	-	818,360
Federal Reserve Bank and
Federal Home Loan Bank stock	10,963	N/A	N/A	N/A	N/A
Interest receivable	3,977	3,977	-	3,977	-
Interest rate cap	5	5	-	5	-

Financial liabilities:
Deposits	$1,003,801	$1,007,996	$-	$1,007,996	$-
Federal funds purchased and retail repurchase agreements	24,239	24,239	-	24,239	-
Federal Home Loan Bank advances	166,856	166,856	-	166,856	-
Bank stock loan	14,375	14,375	-	14,375	-
Subordinated debentures	9,096	9,096	-	9,096	-
Contractual obligations	3,010	3,010	-	3,010	-
Interest payable	626	626	-	626	-
Interest rate swap	26	26	-	26	-

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

	December 31, 2014
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$31,707	$31,707	$31,707	$-	$-
Interest bearing deposits	5,995	5,995	-	5,995	-
Available-for-sale securities	52,985	52,985	-	52,985	-
Held-to-maturity securities	261,017	265,189	-	265,189	-
Loans held for sale	897	897	-	897	-
Loans, net of allowance for loan losses	719,284	717,141	-	-	717,141
Federal Reserve Bank and
Federal Home Loan Bank stock	4,312	N/A	N/A	N/A	N/A
Interest receivable	3,589	3,589	-	3,589	-
Interest rate caps	11	11	-	11	-

Financial liabilities:
Deposits	$980,966	$982,434	$-	$982,434	$-
Federal funds purchased and retail repurchase agreements	25,301	25,301	-	25,301	-
Federal Home Loan Bank advances	20,976	21,207	-	21,207	-
Bank stock loan	15,152	15,152	-	15,152	-
Subordinated debentures	8,941	8,941	-	8,941	-
Contractual obligations	3,146	3,146	-	3,146	-
Interest payable	631	631	-	631	-

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and cash equivalents and interest-bearing deposits: The carrying amounts of cash and short-term instruments approximate fair values.

Held-to-maturity securities: The fair value of held-to-maturity securities are determined in a manner consistent with available-for-sale securities which has been previously discussed.

Loans held-for-sale: The fair values of loans held for sale are based on quoted market prices for loans with similar characteristics.

Loans: Fair values of variable rate loans that reprice frequently and with no significant change in credit risk are based on carrying values. Fair values of other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 9 – FAIR VALUE (Continued)

Federal Reserve Bank and Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Reserve Bank and Federal Home Loan Bank stock due to restrictions placed on its transferability.

Interest receivable and interest payable: The carrying amounts of accrued interest receivable and payable approximate their fair values.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The carrying amount of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered.

Federal funds purchased and retail repurchase agreements: Federal funds purchased and retail repurchase agreements mature daily and may be terminated at any time. The carrying amounts of these financial instruments approximate their fair values.

Federal Home Loan Bank Advances: The carrying amounts of draws against the Company’s line of credit at the Federal Home Loan Bank approximate their fair values. The fair values of fixed rate term advances are determined using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.

Bank stock loan: The fair value of the bank stock loan was estimated using a discounted cash flow analysis based on current borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: Subordinated debentures are carried at the outstanding principal balance less an unamortized fair value adjustment from the date of assumption. The outstanding principal balance, net of this adjustment, approximates their fair value.

Contractual obligations: The carrying value of contractual obligations approximate their fair value.

The fair value of off-balance-sheet items is not considered material.

NOTE 10 – COMMITMENTS AND CREDIT RISK

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and loans to businesses and consumers.

Commitments to Originate Loans and Available Lines of Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 10 – COMMITMENTS AND CREDIT RISK (Continued)

obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

The contractual amounts of commitments to originate loans and available lines of credit as of June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$16,800	$44,157	$9,791	$15,776
Mortgage loans in the process of origination	4,590	1,260	2,175	761
Unused lines of credit	43,597	54,344	32,447	48,290

The fixed rate loan commitments have interest rates ranging from 3.10% to 6.75% and maturities ranging from 6 months to 60 months.

Standby Letters of Credit: Standby letters of credit are irrevocable commitments issued by the Company to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The contractual amounts of standby letters of credit as of June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Standby letters of credit	$2,061	$1,404	$2,093	$616

NOTE 11 – LEGAL MATTERS

The Company is party to various matters of litigation in the ordinary course of business. The Company periodically reviews all outstanding pending or threatened legal proceedings and determines if such matters will have an adverse effect on the business, financial condition or results of operations or cash flows. A loss contingency is recorded when the outcome is probable and reasonably able to be estimated. The following loss contingencies have been identified by the Company as reasonably possible to result in an unfavorable outcome for the Company or the Bank.

(Continued)

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(Dollar amounts in thousands, except per share data)

NOTE 11 – LEGAL MATTERS (Continued)

Equity Bank is a party to a February 3, 2015 lawsuit filed against it by CitiMortgage, Inc. The lawsuit involves an alleged breach of contract related to loan repurchase obligations and damages of $2,700 plus pre-judgment and post-judgment interest. At this early stage of the litigation it is difficult to estimate any potential loss, however Equity Bank believes it has numerous and meritorious defenses to the claims and anticipates contesting the matter vigorously.

Equity Bank and U.S. Bank (“USB”) were parties to lawsuits filed against each other. These lawsuits involved loan-repurchase demands made by USB and allegations by Equity Bank that USB withheld servicing release premiums (profits) on loans sold by Equity Bank to USB, and also that USB had interfered with a 2012 business combination. In June 2015, Equity Bank and USB settled the lawsuits filed against each other.

Except for the above mentioned lawsuit and settlement, there have been no other claims for potential repurchase or indemnification demands regarding mortgage loans originated by Equity Bank and sold to investors. However, the Company believes there is possible risk it may face similar demands based on comparable demands loan aggregators are facing from their investors, including Government Sponsored Entities such as Freddie Mac and Fannie Mae, and or settlement agreements loan aggregators have entered into with those investors. The amount of potential loss and outcome of such possible litigation, if it were commenced, is uncertain and the Company would vigorously contest any claims.

The Company currently does not believe that it is probable that these matters will result in an unfavorable outcome for the Company or Equity Bank. An estimate of the potential losses from these matters cannot be made at this time as the Company intends to vigorously defend these matters and believes it has meritorious defenses to these potential claims.

NOTE 12 – SUBSEQUENT EVENT

On July 27, 2015, the Company entered into a definitive agreement to acquire First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas, for aggregate cash consideration of approximately $14,700 (subject to adjustment). Upon consummation of the transaction, First Federal Savings & Loan of Independence will be merged into Equity Bank. The acquisition is expected to be completed in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence Corporation’s shareholders.

(Continued)

Report of Independent Registered Public Accounting Firm

Board of Directors

Equity Bancshares, Inc.

Wichita, Kansas

We have audited the accompanying consolidated balance sheets of Equity Bancshares, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek LLP

Oak Brook, Illinois

June 30, 2015

EQUITY BANCSHARES, INC

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
ASSETS
Cash and due from banks	$31,193	$20,608
Federal funds sold	514	12

Cash and cash equivalents	31,707	20,620

Interest-bearing time deposits in other banks	5,995	3,995
Available for sale securities	52,985	65,450
Held to maturity securities, fair value of $265,189 and $279,748	261,017	284,407
Loans held for sale	897	347
Loans, net of allowance for loan losses of $5,963 and $5,614	719,284	653,345
Other real estate owned, net	4,754	7,332
Premises and equipment, net	36,434	37,500
Buildings held for sale, net	32	669
Bank owned life insurance	28,729	27,799
Federal Reserve Bank and Federal Home Loan Bank stock	4,312	4,250
Interest receivable	3,589	3,757
Goodwill	18,130	18,130
Core deposit intangible, net	1,107	1,470
Other	6,351	11,003

Total assets	$1,175,323	$1,140,074

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$49,312	$47,682
Savings, NOW, and money market	589,494	536,252
Time	342,160	363,210

Total deposits	980,966	947,144

Federal funds purchased and retail repurchase agreements	25,301	25,450
Federal Home Loan Bank advances	20,976	9,284
Bank stock loan	15,152	-
Subordinated debentures	8,941	8,631
Contractual obligations	3,146	3,353
Interest payable and other liabilities	3,112	6,339

Total liabilities	1,057,594	1,000,201

Commitments and contingent liabilities, see Notes 21 and 22

Stockholders’ equity, see Note 13
Preferred stock, Series A (redeemed)	-	14,800
Preferred stock, Series B (redeemed)	-	740
Preferred stock, Series C (liquidation preference of $16,372)	16,359	16,352
Common stock	76	76
Additional paid-in capital	98,398	96,392
Retained earnings	24,832	16,553
Accumulated other comprehensive loss	(2,281)	(2,606)
Treasury stock	(19,655)	(2,434)

Total stockholders’ equity	117,729	139,873

Total liabilities and stockholders’ equity	$1,175,323	$1,140,074

See accompanying notes to consolidated financial statements

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
Interest and dividend income
Loans, including fees	$38,023	$38,926
Securities, taxable	7,204	6,294
Securities, nontaxable	839	828
Federal funds sold and other	345	327

Total interest and dividend income	46,411	46,375

Interest expense
Deposits	4,084	4,382
Federal funds purchased and retail repurchase agreements	75	92
Federal Home Loan Bank advances	345	494
Bank stock loan	295	-
Subordinated debentures	634	642

Total interest expense	5,433	5,610

Net interest income	40,978	40,765

Provision for loan losses	1,200	2,583

Net interest income after provision for loan losses	39,778	38,182

Non-interest income
Service charges and fees	3,040	3,432
Debit card income	1,462	1,336
Mortgage banking	894	701
Increase in value of bank owned life insurance	960	953
Net gain on sale of available for sale securities	986	500
Income from other real estate owned	40	126
Other	2,097	1,808

Total non-interest income	9,479	8,856

Non-interest expense
Salaries and employee benefits	19,621	17,776
Net occupancy and equipment	4,761	4,804
Data processing	2,530	2,437
Professional fees	2,279	1,811
Advertising and business development	1,057	952
Telecommunications	755	793
FDIC insurance	727	922
Courier and postage	562	551
Amortization of core deposit intangible	363	487
Loan expense	327	366
Other real estate owned	61	1,251
Loss on sale of buildings held for sale	-	197
Other	3,024	3,284

Total non-interest expense	36,067	35,631

Income before income tax	13,190	11,407
Provision for income taxes	4,203	3,534

Net income	8,987	7,873

Dividends and discount accretion on preferred stock	(708)	(978)

Net income allocable to common stockholders	$8,279	$6,895

Basic earnings per share	$1.31	$0.93

Diluted earnings per share	$1.30	$0.92

See accompanying notes to consolidated financial statements

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands)

	2014	2013
Net income	$8,987	$7,873

Other comprehensive income:
Unrealized holding gains (losses) arising during the period on available for sale securities	663	(7,589)
Amortization of unrealized losses on held to maturity securities	703	(68)
Reclassification adjustment for net gains included in net income	(986)	(500)

Total other comprehensive income (loss)	380	(8,157)
Tax effect	(55)	2,993

Other comprehensive income (loss), net of tax	325	(5,164)

Comprehensive income	$9,312	$2,709

See accompanying notes to consolidated financial statements

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
	Series A & B	Series C	Shares Outstanding	Amount
Balance at January 1, 2013	$15,540	$16,344	7,431,513	$76	$95,856	$9,658	$2,558	$(1,863)	$138,169
Net income	-	-	-	-	-	7,873	-	-	7,873
Other comprehensive income, net of tax effects	-	-	-	-	-	-	(5,164)	-	(5,164)
Accretion of discount on preferred stock	-	8	-	-	-	(8)	-	-	-
Stock based compensation, see Note 18	-	-	-	-	536	-	-	-	536
Purchases of common stock for treasury	-	-	(45,910)	-	-	-	-	(571)	(571)
Cash dividends declared and accrued on preferred stock	-	-	-	-	-	(970)	-	-	(970)

Balance at December 31, 2013	$15,540	$16,352	7,385,603	$76	$96,392	$16,553	$(2,606)	$(2,434)	$139,873

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Stockholders’ Equity
	Series A & B	Series C	Shares Outstanding	Amount
Balance at January 1, 2014	$15,540	$16,352	7,385,603	$76	$96,392	$16,553	$(2,606)	$(2,434)	$139,873
Net income	-	-	-	-	-	8,987	-	-	8,987
Other comprehensive income, net of tax effects	-	-	-	-	-	-	325	-	325
Accretion of discount on preferred stock	-	7	-	-	-	(7)	-	-	-
Retirement of preferred stock	(15,540)	-	-	-	-	-	-	-	(15,540)
Stock based compensation, see Note 18	-	-	2,568	-	2,006	-	-	-	2,006
Purchases of common stock for treasury	-	-	(1,320,660)	-	-	-	-	(17,221)	(17,221)
Cash dividends declared and accrued on preferred stock	-	-	-	-	-	(701)	-	-	(701)

Balance at December 31, 2014	$-	$16,359	6,067,511	$76	$98,398	$24,832	$(2,281)	$(19,655)	$117,729

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
Cash flows from operating activities
Net income	$8,987	$7,873
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	2,006	536
Depreciation	1,619	1,532
Valuation allowance on building held for sale	-	269
Provision for loan losses	1,200	2,583
Net accretion of purchase valuation adjustments	(123)	(1,100)
Amortization (accretion) of premiums and discounts on securities	1,268	(1,296)
Amortization of core deposits intangible	363	487
Deferred income taxes	963	2,648
FHLB stock dividends	(43)	(41)
Loss (gain) on sales and valuation adjustments on other real estate owned	(376)	484
Net gain on sales of securities	(986)	(500)
Gain on sales of premises and equipment	(36)	(16)
Loss (gain) on sales of buildings held for sale	(112)	67
Loss on sale of branches	20	-
Gain on sales of loans	(717)	(481)
Originations of loans held for sale	(31,845)	(22,400)
Proceeds from the sale of loans held for sale	32,012	24,786
Increase in the value of bank owned life insurance	(960)	(953)
Change in fair value of derivatives recognized in earnings	33	(22)
Net change in:
Interest receivable	168	460
Other assets	3,324	3,253
Interest payable and other liabilities	(3,131)	(2,139)

Net cash provided by operating activities	13,634	16,030

Cash flows to investing activities
Purchases of available for sale securities	(30,266)	(128,127)
Purchases of held to maturity securities	(15,343)	(44,239)
Proceeds from sales, calls, pay-downs, and maturities of available for sale securities	46,638	35,313
Proceeds from calls, pay-downs and maturities of held to maturity securities	35,208	35,187
Net change in interest-bearing time deposits	(2,000)	(1,250)
Net change in loans	(69,272)	57,385
Purchase of premises and equipment	(4,676)	(1,837)
Proceeds from sale of premises and equipment	1,054	226
Proceeds from sale of buildings held for sale	749	809
Net redemptions (purchases) of FHLB and FRB stock	(19)	343
Proceeds from sale of other real estate owned	4,368	4,487
Purchase of bank owned life insurance	-	(4,000)
Redemption of bank owned life insurance	30	184
Net cash transferred in branch sale	(13,755)	-

Net cash (used in) investing activities	(47,284)	(45,519)

(Continued)

EQUITY BANCSHARES, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2014	2013
Cash flows (to) from financing activities
Net increase (decrease) in deposits	$51,814	$(43,011)
Net change in federal funds purchased and retail repurchase agreements	(149)	3,380
Net change in Federal Home Loan Bank advances	11,692	(8,602)
Proceeds from bank stock loan	15,540	-
Principal payments on bank stock loan	(388)	-
Redemption of Series A and Series B preferred stock	(15,540)	-
Purchase of treasury stock	(17,221)	(571)
Net change in contractual obligations	(207)	(488)
Dividends paid on preferred stock	(804)	(970)

Net cash provided by (used in) financing activities	44,737	(50,262)

Net change in cash and cash equivalents	11,087	(79,751)

Cash and cash equivalents, beginning of year	20,620	100,371

Ending cash and cash equivalents	$31,707	$20,620

Supplemental cash flow information:
Interest paid	$6,294	$9,422
Income taxes paid, net of refunds	1,623	-

Supplemental noncash disclosures:
Other real estate owned acquired in settlement of loans	$1,414	$2,721
Reclassification of assets to held for sale	-	11
Fair value of securities transferred from available for sale to held to maturity	-	239,592
Fair value of securities transferred from held to maturity to available for sale	6,188	-
Investment in tax credits (included in other assets) through issuance of committed funding (included in contractual obligations)	-	2,475
Preferred stock dividends payable at year end	41	144
Deposits transferred in branch sale	17,014	-
Premises and equipment transferred in branch sale	3,085	-

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Equity Bancshares, Inc. is a bank holding company, whose principal activity is the ownership and management of its wholly owned subsidiary, Equity Bank (“Equity Bank”). SA Holdings, Inc. is a wholly owned subsidiary of Equity Bank and was established for the purpose of holding and selling other real estate owned. These entities are collectively referred to as the (“Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (state Fed member bank, jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner).

The Company is primarily engaged in providing a full range of banking, mortgage banking, and financial services to individual and corporate customers in Kansas and Missouri. Equity Bank competes with a variety of other financial institutions including large regional banks, community banks and thrifts as well as credit unions and other non-traditional lenders.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, federal funds purchased, retail repurchase agreements, Federal Home Loan Bank advances, and contractual obligations.

Securities: Securities are classified as held to maturity when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Held to maturity securities are carried at amortized cost while securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for certain securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. All OTTI related to equity securities is recognized through earnings.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights released. Gains or losses on held for sale loans are recognized upon completion of the sale and based on the difference between the net sales proceeds and carrying value of the sold loan.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of previous charge-offs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Purchased Credit Impaired Loans. As part of previous acquisitions, the Company acquired certain loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchase credit impaired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Nonaccrual Loans. Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

loan agreement. All loans are individually evaluated for impairment. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or on the value of the underlying collateral if the loan is collateral dependent. The Company evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled Debt Restructurings. In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is not in doubt, and the borrower has a period of satisfactory repayment performance.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. A loan review process, independent of the loan approval process, is utilized by management to verify loans are being made and administered in accordance with Company policy, to review loan risk grades and potential losses, to verify that potential problem loans are receiving adequate and timely corrective measures to avoid or reduce losses, and to assist in the verification of the adequacy of the loan loss reserve. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The general component of the allowance for loan losses covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company. This actual loss experience is then adjusted by comparing current conditions to the conditions that existed during the loss history. The Company considers the changes related to (i) lending policies, (ii) economic conditions, (iii) nature and volume of the loan segments, (iv) lending staff, (v) volume and severity of past due, non-accrual, and risk graded loans, (vi) loan review system, (vii) value of underlying collateral for collateral dependent loans, (viii) concentration levels, and (ix) effects of other external factors.

The Company considers loan performance and collateral values in assessing risk for each segment in the loan portfolio, as follows:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan.

•	Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. The Company evaluates the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. The Company evaluates the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. The Company evaluates the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primary operating lines subject to annual farming revenues including productivity and yield of the farm products and market pricing at the time of sale.

There have been no material changes to the Company’s accounting policies related to its allowance for loan loss methodology during 2014 and 2013.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank Owned Life Insurance: The Company maintains insurance policies on certain key executives as well as policies from acquired institutions. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. In some cases, the Company has entered into agreements with the insured which would require it to make one-time payments to the insured’s beneficiaries if certain conditions exist at the time of death.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated cost to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is an estimate and is charged to expense using the straight-line method over the estimated useful lives of the respective assets. The useful lives of buildings and related components are estimated to be 39 years. The useful lives of furniture, fixtures and equipment are estimated to be 4 to 7 years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Buildings held for sale are carried at the lower of cost or fair value.

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Federal Reserve Bank and Federal Home Loan Bank Stock: Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) stock are required investments for institutions that are members of the FRB and FHLB systems. FRB and FHLB stock is carried at cost, considered restricted securities, and is periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.

Core deposit intangibles are acquired customer relationships arising from whole bank and branch acquisitions. Core deposit intangibles are initially measured at fair value and then are amortized over their estimated useful lives using an accelerated method. The useful lives of the core deposits are estimated to generally be between seven and ten years.

Goodwill and core deposit intangibles are assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. The Company has selected December 31, 2014 as the date to perform its annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Related Financial Instruments: Credit related financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives: The Company has entered into interest rate cap derivatives to assist with interest rate risk management. These derivatives are not designated as hedging instruments but rather as stand-alone derivatives. The fair values of derivatives are included in other assets and other liabilities. Changes in fair value of free standing derivatives are recorded through earnings as non-interest income.

Additionally, the Company previously entered into interest rate cap agreements with loan customers while at the same time purchasing an offsetting interest rate cap with another financial institution. In connection with each customer transaction, the interest payments on variable rate customer loans are subject to a rate cap. At the same time, the Company receives variable interest payments from the offsetting financial institution to the extent the identified interest rate is in excess of the purchased cap rate. The transaction allows the loan customer to effectively cap interest rate risk and is also part of the Company’s interest rate risk management strategy. Because the Company acts as an intermediary for the customer, changes in the fair value of the underlying derivative contracts generally offset each other and do not materially impact the results of operations. Both the customer and offsetting purchased caps matured in 2014, and are no longer outstanding.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position will be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more likely than not to be realized on examination. The Company does not expect the total amount of unrecognized tax benefits to materially change in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. No such interest or penalties were incurred in 2014 or 2013.

Earnings Per Common Share: Net income, less dividends and discount accretion on preferred stock, equals net income allocable to common stockholders. Basic earnings per common share is net income allocable to common stockholders divided by the weighted average number of common shares and vested restricted stock units outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares of unexercised stock options and unvested restricted stock units.

Share-Based Payments: The Company has share-based payments, which are described more fully in a subsequent note. Compensation expense associated with the stock option plan is based on the fair value of the options at the grant date. This compensation is expensed over the periods during which the options vest. Options vest based on the passage of time or the achievement of performance targets, depending on the structure of the related grant.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensation expense associated with restricted stock units is based on the fair value of the units at the grant date. This compensation expense is recognized ratably over the service period stipulated in the grant agreement.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and the amortization of unrealized gains and losses on securities transferred to held to maturity from available for sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Additional discussion of loss contingencies at December 31, 2014 and 2013 is presented in a subsequent note.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. The regulatory reserve and clearing requirements required at both December 31, 2014 and 2013 was $25.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the wholly owned subsidiaries to the holding company or by the holding company to stockholders.

Fair Value: Fair values of financial instruments, impaired loans, other real estate owned, and buildings held for sale are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, collateral values and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could materially affect the estimates.

Segment Information: As a community-oriented financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these banking operations, which constitute the Company’s only operating segment for financial reporting purposes.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Management determined the items reclassified are immaterial to the consolidated financial statements taken as a whole and did not result in a change in equity or net income at December 31, 2013.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

customer. ASU 2014-09 as originally issued is effective for annual reporting periods beginning after December 15, 2016 and early application is not permitted. In April 2015 the FASB issued a proposed accounting standards update that would defer the effective date of this revenue recognition standard by one year to annual reporting periods beginning after December 15, 2017. This proposal also would permit early adoption. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

NOTE 2 – BRANCH SALES

On November 7, 2014, the Company sold two branches located in Spring Hill, Kansas and De Soto, Kansas to an unaffiliated institution. As a result of the sale of these branches, the Company transferred deposits, including accrued interest, of $17,014. Bank premises and equipment of $3,085 were sold at recorded value. A loss of $20 was recognized on the sale of these branches.

NOTE 3 – SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2014
Available for sale securities
U.S. government-sponsored entities	$10,546	$16	$(162)	$10,400
Residential mortgage-backed securities (issued by government-sponsored entities)	35,867	680	(18)	36,529
Corporate	3,000	11	-	3,011
Small Business Administration loan pools	332	24	-	356
State and political subdivisions	2,169	24	-	2,193
Equity securities	500	-	(4)	496

	$52,414	$755	$(184)	$52,985

2013
Available for sale securities
U.S. government-sponsored entities	$16,684	$224	$(66)	$16,842
Residential mortgage-backed securities (issued by government-sponsored entities)	39,492	689	(19)	40,162
Corporate	7,509	69	(17)	7,561
Small Business Administration loan pools	371	30	-	401
State and political subdivisions	-	-	-	-
Equity securities	500	-	(16)	484

	$64,556	$1,012	$(118)	$65,450

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES (Continued)

The amortized cost and fair value of held to maturity securities and the related gross unrecognized gains and losses were as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2014
Held to maturity securities
U.S. Government-sponsored entities	$2,800	$9	$-	$2,809
Residential mortgage-backed (securities issued by government sponsored entities)	195,458	2,795	(82)	198,171
Corporate	12,976	73	(270)	12,779
Small Business Administration loan pools	3,220	14	(10)	3,224
State and political subdivisions	46,563	1,663	(20)	48,206

	$261,017	$4,554	$(382)	$265,189

2013
Held to maturity securities
U.S. Government-sponsored entities	$-	$-	$-	$-
Residential mortgage-backed (securities issued by government sponsored entities)	217,627	24	(4,235)	213,416
Corporate	19,138	-	(848)	18,290
Small Business Administration loan pools	3,450	-	(134)	3,316
State and political subdivisions	44,192	824	(290)	44,726

	$284,407	$848	$(5,507)	$279,748

The table above presents unrealized losses on held to maturity securities since date of designation.

The fair value and amortized cost of debt securities at December 31, 2014, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$85	$85	$4,426	$4,459
One to five years	2,920	2,921	14,947	15,231
Five to ten years	12,709	12,598	29,110	30,087
After ten years	333	356	17,076	17,241
Mortgage-backed securities	35,867	36,529	195,458	198,171

Total debt securities	$51,914	$52,489	$261,017	$265,189

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES (Continued)

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was approximately $250,114 and $211,344 at December 31, 2014 and 2013.

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2014 and 2013:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2014
Available for sale securities
U.S. Government-sponsored entities	$6,777	$(162)	$-	$-	$6,777	$(162)
Residential mortgage-backed (issued by government-sponsored entities)	2,499	(18)	-	-	2,499	(18)
Corporate	-	-	-	-	-	-
Small Business Administration loan pools	-	-	-	-	-	-
State and political subdivisions	-	-	-	-	-	-
Equity securities	-	-	496	(4)	496	(4)

Total temporarily impaired securities	$9,276	$(180)	$496	$(4)	$9,772	$(184)

2013
Available for sale securities
U.S. Government-sponsored entities	$4,577	$(66)	$-	$-	$4,577	$(66)
Residential mortgage-backed (issued by government-sponsored entities)	6,776	(19)	-	-	6,776	(19)
Corporate	2,983	(17)	-	-	2,983	(17)
Small Business Administration loan pools	-	-	-	-	-	-
State and political subdivisions	-	-	-	-	-	-
Equity securities	484	(16)	-	-	484	(16)

Total temporarily impaired securities	$14,820	$(118)	$-	$-	$14,820	$(118)

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2014
Held to maturity securities
Residential mortgage-backed (issued by government-sponsored entities)	$18,093	$(30)	$121,617	$(1,480)	$139,710	$(1,510)
Corporate	4,296	(141)	8,483	(231)	12,779	(372)
Small Business Administration loan pools	-	-	1,720	(58)	1,720	(58)
State and political subdivisions	1,930	(11)	15,160	(351)	17,090	(362)

Total temporarily impaired securities	$24,319	$(182)	$146,980	$(2,120)	$171,299	$(2,302)

2013
Held to maturity securities
Residential mortgage-backed (issued by government-sponsored entities)	$170,189	$(6,728)	$29,372	$(1,202)	$199,561	$(7,930)
Corporate	18,290	(1,049)	-	-	18,290	(1,049)
Small Business Administration loan pools	3,316	(189)	-	-	3,316	(189)
State and political subdivisions	6,435	(545)	9,744	(762)	16,179	(1,307)

Total temporarily impaired securities	$198,230	$(8,511)	$39,116	$(1,964)	$237,346	$(10,475)

As of December 31, 2014, the Company held 3 available for sale securities, and 94 held to maturity securities in an unrealized loss position. The table above presents unrealized losses on held to maturity securities since the date of securities purchase, independent of the impact associated with changes in cost basis upon transfer from available for sale to held to maturity.

Unrealized losses on securities have not been recognized into income because the security issuers are of high credit quality, management does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

The proceeds from sales and the associated gains and losses reclassified from other comprehensive income to income are listed below:

	2014	2013
Proceeds	$36,627	$14,356
Gross gains	986	504
Gross losses	-	(4)

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES (Continued)

During 2013, the Company reclassified securities with a carrying value of $239,592 from available for sale to held to maturity. The reclassification resulted in a transfer of the related unrealized loss of $4,988 from the available for sale to the held to maturity component of accumulated other comprehensive income. This designation minimizes the future impact on equity with respect to future changes in fair value of the securities for factors other than credit impairment. The amount in accumulated other comprehensive income will be recognized in earnings over the remaining life of the securities as an adjustment of yield in a manner consistent with the amortization of the purchased premium on the same transferred securities, resulting in a net immaterial impact to operations.

During 2014, the Company reclassified securities with a carrying value of $6,188 from held to maturity to available for sale. This reclassification was the result of the Basel III final rules regarding regulatory capital, effective January 1, 2015, which restrict the amount of certain investments the Company may own. Because of the change in the capital treatment under Basel III, the reclassification was allowed without requiring the remainder of the held to maturity portfolio to be carried at market value. At the time the securities were reclassified, they were immediately sold, with a recognized gain on sale of $149.

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, 2014 and 2013 include:

	2014	2013
Commercial real estate	$363,467	$340,177
Commercial and industrial	183,100	139,365
Residential real estate	134,455	125,395
Agricultural real estate	17,083	22,092
Consumer	7,875	7,961
Agricultural	19,267	23,969

Total loans	725,247	658,959
Allowance for loan losses	(5,963)	(5,614)

Net loans	$719,284	$653,345

Over-draft deposit accounts are reclassified and included in consumer loans above. These accounts totaled $224 and $160 at December 31, 2014 and 2013.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the activity in the allowance for loan losses by portfolio segment and class for the years ended December 31, 2014 and 2013:

	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
December 31, 2014
Allowance for loan losses:
Beginning balance	$2,866	$990	$1,360	$217	$63	$118	$5,614
Provision for loan losses	184	579	359	(69)	160	(13)	1,200
Loans charged-off	(241)	(46)	(668)	-	(360)	(19)	(1,334)
Recoveries	88	36	139	-	218	2	483

Total ending allowance balance	$2,897	$1,559	$1,190	$148	$81	$88	$5,963

	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
December 31, 2013
Allowance for loan losses:
Beginning balance	$2,159	$1,448	$745	$2	$57	$60	$4,471
Provision for loan losses	1,574	(371)	845	215	226	94	2,583
Loans charged-off	(926)	(126)	(522)	-	(374)	(37)	(1,985)
Recoveries	59	39	292	-	154	1	545

Total ending allowance balance	$2,866	$990	$1,360	$217	$63	$118	$5,614

The following tables present the recorded investment in loans and the balance in the allowance for loan losses by portfolio segment and class based on impairment method as of December 31, 2014 and 2013:

	Loan Balance			Allowance for Loan Losses
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2014
Commercial real estate	$7,267	$356,200	$363,467	$1,044	$1,853	$2,897
Commercial and industrial	1,710	181,390	183,100	523	1,036	1,559
Residential real estate	1,419	133,036	134,455	95	1,095	1,190
Agricultural real estate	259	16,824	17,083	16	132	148
Consumer	29	7,846	7,875	3	78	81
Agricultural	-	19,267	19,267	-	88	88

Total	$10,684	$714,563	$725,247	$1,681	$4,282	$5,963

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	Loan Balance			Allowance for Loan Losses
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2013
Commercial real estate	$7,248	$332,929	$340,177	$747	$2,119	$2,866
Commercial and industrial	1,296	138,069	139,365	14	976	990
Residential real estate	3,799	121,596	125,395	353	1,007	1,360
Agricultural real estate	145	21,947	22,092	3	214	217
Consumer	24	7,937	7,961	2	61	63
Agricultural	10	23,959	23,969	1	117	118

Total	$12,522	$646,437	$658,959	$1,120	$4,494	$5,614

The following tables present information related to impaired loans by segment and class of loans as of and for the years ended December 31, 2014 and 2013:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
December 31, 2014
With no related allowance recorded:
Commercial real estate	$2,496	$1,837	$-	$1,159	$64
Commercial and industrial	553	524	-	906	-
Residential real estate	778	523	-	1,055	-
Agricultural real estate	114	111	-	112	-
Consumer	-	-	-	5	-
Agricultural	-	-	-	-	-

Subtotal	3,941	2,995	-	3,237	64

With an allowance recorded:
Commercial real estate	5,717	5,430	1,044	5,504	21
Commercial and industrial	1,225	1,186	523	284	36
Residential real estate	988	896	95	1,526	14
Agricultural real estate	154	148	16	35	8
Consumer	30	29	3	11	2
Agricultural	-	-	-	12	-

Subtotal	8,114	7,689	1,681	7,372	81

Total	$12,055	$10,684	$1,681	$10,609	$145

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
December 31, 2013
With no related allowance recorded:
Commercial real estate	$1,901	$1,754	$-	$1,210	$87
Commercial and industrial	1,057	1,042	-	813	-
Residential real estate	1,323	887	-	1,245	26
Agricultural real estate	117	117	-	70	3
Consumer	-	-	-	19	-
Agricultural	-	-	-	12	-

Subtotal	4,398	3,800	-	3,369	116

With an allowance recorded:
Commercial real estate	5,759	5,494	747	5,460	16
Commercial and industrial	282	254	14	485	-
Residential real estate	3,172	2,912	353	989	49
Agricultural real estate	29	28	3	9	1
Consumer	25	24	2	11	-
Agricultural	10	10	1	9	-

Subtotal	9,277	8,722	1,120	6,963	66

Total	$13,675	$12,522	$1,120	$10,332	$182

The recorded investment in loans excludes accrued interest receivable due to immateriality. Interest income recognized in the above tables was substantially recognized on the cash basis.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the aging of the recorded investment in past due loans as of December 31, 2014 and 2013, by segment and class of loans:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
December 31, 2014
Commercial real estate	$1,010	$1,958	$-	$7,294	$353,205	$363,467
Commercial and industrial	83	165	39	1,710	181,103	183,100
Residential real estate	765	497	-	1,499	131,694	134,455
Agricultural real estate	-	-	-	258	16,825	17,083
Consumer	22	-	-	29	7,824	7,875
Agricultural	-	44	-	-	19,223	19,267

Total	$1,880	$2,664	$39	$10,790	$709,874	$725,247

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
December 31, 2013
Commercial real estate	$607	$1,708	$-	$7,323	$330,539	$340,177
Commercial and industrial	79	-	10	1,296	137,980	139,365
Residential real estate	267	123	164	4,186	120,655	125,395
Agricultural real estate	26	-	-	145	21,921	22,092
Consumer	37	4	-	25	7,895	7,961
Agricultural	60	13	-	10	23,886	23,969

Total	$1,076	$1,848	$174	$12,985	$642,876	$658,959

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. The Company uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of December 31, 2014 and 2013:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2014
Commercial real estate	$340,224	$147	$23,096	$-	$363,467
Commercial and industrial	181,272	-	1,828	-	183,100
Residential real estate	132,285	-	2,170	-	134,455
Agricultural real estate	16,708	-	375	-	17,083
Consumer	7,846	-	29	-	7,875
Agricultural	15,432	-	3,835	-	19,267

Total	$693,767	$147	$31,333	$-	$725,247

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2013
Commercial real estate	$312,421	$3,480	$24,276	$-	$340,177
Commercial and industrial	136,624	351	2,390	-	139,365
Residential real estate	119,245	647	5,503	-	125,395
Agricultural real estate	21,725	-	367	-	22,092
Consumer	7,932	-	29	-	7,961
Agricultural	20,093	17	3,859	-	23,969

Total	$618,040	$4,495	$36,424	$-	$658,959

Purchased Credit Impaired Loans

As part of previous acquisitions, the Company has acquired certain loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investments in purchase credit impaired loans as of December 31, 2014 and 2013 were as follows:

	2014	2013
Contractually required principal payments	$7,278	$9,063
Discount	(2,167)	(2,536)

Recorded investment	$5,111	$6,527

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

For the years ended December 31, 2014 and 2013, no provision for loan losses was recorded for these loans. The accretable yield associated with these loans and interest income recognized as of and for the years ending December 31, 2014 and 2013 was immaterial.

Troubled Debt Restructurings

As of December 31, 2014 and 2013, the Company has a recorded investment in troubled debt restructurings of $265 and $265. A specific reserve was not allocated for these loans and the Company did not have outstanding commitments to lend additional funds to these borrowers at December 31, 2014 and 2013.

NOTE 5 – OTHER REAL ESTATE OWNED

Changes in other real estate owned for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Beginning of year	$7,332	$9,582
Transfers in	1,414	2,721
Gain on sales	506	103
Proceeds from sales	(4,368)	(4,487)

	4,884	7,919
Additions to valuation reserve	(130)	(587)

End of year	$4,754	$7,332

NOTE 6 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2014	2013
Land	$7,456	$7,420
Buildings and improvements	31,125	31,714
Furniture, fixtures, and equipment	6,608	6,025

	45,189	45,159
Less: accumulated depreciation	(8,755)	(7,659)

Premises and equipment, net	$36,434	$37,500

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 6 – PREMISES AND EQUIPMENT (Continued)

Operating Leases

The Company leases certain branch properties under operating leases. Rent expense was $882 and $958 for 2014 and 2013. Rent commitments at December 31, 2014, before considering renewal options that generally are present, were as follows:

2015	$824
2016	711
2017	371
2018	250
2019	264
Thereafter	327

Total	$2,747

Buildings Held for Sale

During 2013, the Company sold a facility in Olathe, Kansas which was previously acquired as part of the Ellis State Bank acquisition. The Company recognized a loss on the sale of $196.

A former bank branch location in Overland Park, Kansas which was acquired in the acquisition of First Community Bank was closed during 2012. One suite of the facility was sold during 2013. The Company recognized a loss of $1 on the sale. The remainder of this facility was sold during 2014. The Company recognized a gain of $106 on the sale. The building had a carrying value of approximately $538 at December 31, 2013.

Additionally, the Company has various lots, some of which were former bank branch locations, which were acquired in bank acquisitions. These lots are being actively marketed with the intent to sell. Two of these lots were sold during 2014. The Company recognized a gain of $6 on the sale. These lots had a carrying value of approximately $32 and $131 at December 31, 2014 and 2013.

NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES

The assets and liabilities acquired in business combinations are recorded at their estimated fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets for tax free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions is recorded as goodwill, and is deductible for tax purposes. In 2014, the Company reduced core deposit intangibles associated with branches sold by $46 through accelerating the amortization related to those branches.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES (Continued)

The carrying basis of goodwill and core deposit intangibles as of and for the years ended December 31, 2014 and 2013 were as follows:

	Goodwill	Core Deposits
Balance as of January 1, 2013	18,130	1,957
Amortization	-	(487)

Balance as of December 31, 2013	18,130	1,470
Amortization	-	(363)

Balance as of December 31, 2014	$18,130	$1,107

Estimated amortization expense for each of the following five years and thereafter is:

2015	$243
2016	219
2017	195
2018	172
2019	148
Thereafter	130

$1,107

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

In 2009, the Company entered into two interest rate cap agreements with certain loan customers. The interest rate caps had notional values totaling $2,000 and a cap of 7.50% based on USD-Prime-H.15. The Company also purchased a mirrored interest rate cap with another financial institution. The customer cap agreements and the mirrored purchased interest rate cap all matured November 24, 2014. The Company also purchased a third cap which has a notional amount of $3,399, a maturity date of November 18, 2019, and a cap of 4.50%. The fair value of the purchased and customer caps are included in other assets and other liabilities.

Summary information about interest rate caps are summarized below:

	2014	2013
Purchased Interest Rate Caps (included in other assets)
Notional amounts	$3,399	$5,643
Fair value	11	45
Weighted-average maturity (years)	4.9	4.1
Customer Interest Rate Caps (included in other liabilities)
Notional amounts	$-	$2,000
Fair value	-	1
Weighted-average maturity (years)	-	0.9
Change in fair value recognized in earnings	$33	$21

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 9 – DEPOSITS

Time deposits that met or exceeded the FDIC insurance limit of $250 totaled $111,007 and $75,066 as of December 31, 2014 and 2013.

At December 31, 2014 and 2013, brokered deposits of $12,851 and $36,930 were included in the company’s time deposit balance. Of the $12,851 in brokered deposits at December 31, 2014, $5,840 represented customer funds placed in the Certificate of Deposit Account Registry Service (“CDARS”) program. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Equity Bank’s customer relationships that management views as core funding.

At December 31, 2014, the scheduled maturities of time deposits are as follows:

2015	$206,954
2016	62,430
2017	47,775
2018	13,836
2019	8,054
Thereafter	3,111

$342,160

NOTE 10 – BORROWINGS

Federal funds purchased and retail repurchase agreements

Federal funds purchased and retail repurchase agreements included the following at December 31, 2014 and 2013:

	2014	2013
Federal funds purchased	$-	$-
Retail repurchase agreements	25,301	25,450

Securities sold under agreements to repurchase (retail repurchase agreements) consist of obligations of the Company to other parties. The obligations are secured by investment securities held by the Company totaling $32,567 and $35,301 at December 31, 2014 and 2013. The agreements are on a day-to-day basis and can be terminated on demand.

	2014	2013
Average daily balance during the year	$28,058	$31,201
Average interest rate during the year	0.26%	0.29%
Maximum month-end balance during the year	$30,964	$41,155
Weighted average interest rate year-end	0.25%	0.26%

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 10 – BORROWINGS (Continued)

Federal Home Loan Bank advances

Federal Home Loan Bank advances include both draws against the Company’s line of credit and fixed rate term advances. At December 31, 2014, the Company had $16,544 drawn against its line of credit at a weighted average rate of 0.25%. There were no advances on the Company’s line of credit at December 31, 2013.

At year end, fixed rate term advances from the Federal Home Loan Bank were as follows:

	2014	2013
Amount outstanding	$4,432	$9,284
Weighted average rate	3.82%	2.60%
Interest rate range	1.66-5.00%	1.35-5.00%

Maturities of outstanding balances are as follows at December 31, 2014:

2015	$1,500
2016	1,978
2017	-
2018	365
2019	-
Thereafter	589

Total	$4,432

Each term advance is payable in full at its maturity date and contains provisions for prepayment penalties.

At December 31, 2014 and 2013, the Company had undisbursed advance commitments (letters of credit) with the Federal Home Loan Bank of $32,378 and $685. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. The letters of credit outstanding at December 31, 2014 mature on various dates from February 2, 2015 through October 23, 2015.

The advances and letters of credit were collateralized by certain qualifying loans totaling $199,610 and $197,380 at December 31, 2014 and 2013. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow an additional $146,256 and $187,411 at December 31, 2014 and 2013.

Bank stock loan:

In July 2014, the Company borrowed $15,540 from an unaffiliated financial institution, secured by the Company’s stock in Equity Bank. The purpose of the loan was to redeem the Series A and Series B preferred stock. The loan bears interest at a fixed rate of 4.00% until July 2019, at which time the interest rate adjusts to Prime Rate, as designated as such in the “Money Rates” section of the Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments are due quarterly on the first day

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 10 – BORROWINGS (Continued)

of January, April, July and October, with one final payment of unpaid principal and interest due in July 2021. The terms of the loan require the Company and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be pre-paid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due.

Future principal repayments of the December 31, 2014 outstanding balance are as follows:

2015	$1,554
2016	1,554
2017	1,554
2018	1,554
2019	1,554
Thereafter	7,382

Total	$15,152

The Company believes it is in compliance with the terms of the loan and has not been otherwise notified of noncompliance.

NOTE 11 – SUBORDINATED DEBENTURES

In conjunction with the 2012 acquisition of First Community Bancshares, Inc. (FCB), the Company assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by the Company, FCB Capital Trust II and FCB Capital Trust III, (“CTII” and “CTIII”, respectively).

On March 24, 2005, CTII, an unconsolidated subsidiary of the Company, issued $10,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2014 and 2013. The trust preferred securities issued by CTII accrue and pay distributions quarterly at three-month LIBOR plus 2.00% (2.23% at December 31, 2014 and 2.24% at December 31, 2013) on the stated liquidation amount of the trust preferred securities. As an integral part of the acquisition of FCB, the Company has guaranteed fully and unconditionally all of the obligations of CTII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035 or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part, on or after April 15, 2015 at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $310 in common securities to FCB were used by CTII to purchase $10,310 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

On March 30, 2007, CTIII, an unconsolidated subsidiary of the Company, issued $5,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2014 and 2013. The trust preferred securities issued by CTIII accrue and pay distributions quarterly at three-month LIBOR plus 1.89% (2.13% at December 31, 2014 and 2013) on the stated liquidation amount of the trust preferred securities. As an integral

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 11 – SUBORDINATED DEBENTURES (Continued)

part of the acquisition of FCB, the Company has guaranteed fully and unconditionally all of the obligations of CTIII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037 or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to FCB were used by CTIII to purchase $5,155 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

The common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. The Company has the right to defer the payment of interest on all of its outstanding trust preferred securities. The Company has the right to declare such a deferral for up to 20 consecutive quarterly periods and deferral may only be declared as long as the Company is not then in default under the provisions of the Amended and Restated Trust Agreements. During the deferral period, interest on the indebtedness continues to accrue and the unpaid interest is compounded. As long as the deferral period continues, the Company is prohibited from: (i) declaring or paying any dividend on any of its capital stock, which would include both its common stock and the outstanding preferred stock issued to the Treasury, or (ii) making any payment on any debt security that is ranked equally with or junior to the securities issued by the trust.

As a part of the acquisition of FCB, the Company recorded the debentures at an estimated fair value of $8,270. The initial fair value adjustment will be amortized against earnings on a prospective basis. At December 31, 2014 and 2013, the contractual balance and the unamortized fair value adjustment were as follows:

	2014	2013
Contractual balance	$15,465	$15,465
Unamortized fair value adjustment	(6,524)	(6,834)

Net book value	$8,941	$8,631

Subordinated debentures are included in Tier I capital for purposes of determining the Company’s compliance with regulatory capital requirements.

NOTE 12 – CONTRACTUAL OBLIGATIONS

At December 31, 2014 and 2013, the Company had contractual obligations of $3,146 and $3,353. Contractual obligations represent commitments made by the Company to make capital investments in limited partnerships formed for the purpose of investing in low-income residential rental properties. Payments on these obligations are made as requested by the general partners.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 13 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s articles of incorporation provide for the issuance of 10,000,000 shares of preferred stock. At December 31, 2014 and 2013, the following shares were issued and outstanding:

	2014	2013
Series A, cumulative perpetual preferred stock, no par	-	14,800
Series B, cumulative perpetual preferred stock, no par	-	740
Series C, senior non-cumulative perpetual preferred stock, par value $0.01 per share	16,372	16,372

In conjunction with the 2012 acquisition of First Community Bancshares, Inc. (FCB), the Company issued $15,540 of Series A and Series B preferred stock to the United States Treasury in exchange for the extinguishment of the $15,540 of preferred stock issued by FCB as part of the Troubled Asset Relief Program (TARP). The Series A and Series B preferred shares were redeemed in July 2014 at liquidation preference of $15,540.

On August 11, 2011, as part of the Small Business Lending Fund (“SBLF”), the Company entered into an SBLF Purchase Agreement with the United States Treasury. Under the SBLF Purchase Agreement, the Company issued 16,732 shares of Series C senior non-cumulative perpetual preferred stock (“Series C Preferred”) having a per share liquidation amount of $1,000. The Series C preferred stock qualifies as Tier 1 capital and pays quarterly dividends.

The Series C preferred stock had a dividend rate of 1.0% at December 31, 2014 and 2013. The dividend rate is fixed at 1.0% through December 31, 2015. If the Series C preferred stock has not been repurchased prior to January 1, 2016 the dividend rate will increase to a fixed 9% rate.

Common stock

The Company’s articles of incorporation provide for the issuance of 45,000,000 shares of Class A voting common stock (“Common Class A”) and 5,000,000 shares of Class B non-voting (“Common Class B”), both of which have a par value of $0.01. At December 31, 2014 and 2013, the following shares were issued and held in treasury or outstanding:

	2014	2013
Common Class A – issued	6,003,844	6,005,702
Common Class A – held in treasury	(1,271,043)	(185,286)

Common Class A – outstanding	4,732,801	5,820,416

Common Class B – issued	1,569,613	1,565,187
Common Class B – held in treasury	(234,903)	-

Common Class B – outstanding	1,334,710	1,565,187

Treasury stock is stated at cost, determined by the first-in, first-out method.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 13 – STOCKHOLDERS’ EQUITY (Continued)

Certain owners of common stock have been granted a preemptive right which provides that, in the event that the Company issues additional shares of common or preferred stock (or other securities convertible to common or preferred stock), the owners have the right to purchase from the Company their pro rata portion of additional shares of common or preferred stock. The number of Common Class A shares available to be purchased under this preemptive right is limited to such amount that the purchaser would not own, in aggregate, in excess of 9.9% of the pro forma outstanding Common Class A shares of the Company. If this ownership limit is exceeded, the purchaser may purchase additional Common Class B shares equal to the number of disallowed Common Class A shares. The preemptive right excludes certain types of stock issuances such as shares issued in conjunction with an acquisition transaction and as a stock dividend. The preemptive right expires upon the completion of an initial public offering of the Company’s common stock which results in aggregate gross proceeds to the Company of at least $25,000.

Agreements with certain owners of Common Class B shares require the Company to issue Common Class A shares to replace an equal number of Common Class B shares in the event of a future transfer from the owner to an unaffiliated party. The Common Class B owner may require this exchange in certain stipulated transactions including the transfer of Common Class B shares to: (1) the Company or its bank subsidiary, (2) in a widespread public distribution, (3) a transfer in which no transferee receives two percent or more of any class of the Company’s voting securities, or (4) to a transferee that would control more than fifty percent of the Company’s voting securities without any transfer from the purchaser.

Accumulated other comprehensive income (loss)

For the years ending December 31, 2014 and 2013, accumulated other comprehensive income consisted of (i) the after tax effect of unrealized gains (losses) on available for sale securities and (ii) the after tax effect of unamortized unrealized gains (losses) on securities transferred from the available for sale designation to the held to maturity designation.

Components of accumulated other comprehensive income as of December 31, 2014 and 2013 were as follows:

	Available for Sale Securities	Held to Maturity Securities	Accumulated Other Comprehensive Income
December 31, 2014
Net unrealized or unamortized gains (losses)	$571	$(4,258)	$(3,687)
Tax effect	(222)	1,628	1,406

	$349	$(2,630)	$(2,281)

December 31, 2013
Net unrealized or unamortized gains (losses)	$894	$(4,961)	$(4,067)
Tax effect	(325)	1,786	1,461

	$569	$(3,175)	$(2,606)

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	2014	2013
Current	$3,240	$886
Deferred	854	2,511
Change in valuation allowance	109	137

Income tax expense	$4,203	$3,534

A reconciliation of income tax expense at the U.S. federal statutory rate (35% in 2014 and 34% in 2013) to the Company’s actual income tax expense is shown below:

	2014	2013
Computed at the statutory rate	$4,617	$3,878
Increase (decrease) resulting from:
State and local taxes, net of federal benefit	398	295
Tax-exempt interest	(294)	(281)
Non-taxable life insurance income	(326)	(324)
Non-deductible expenses	90	74
Federal tax credits	(290)	(276)
Change in valuation allowance	109	137
Other	(101)	31

Income tax expense	$4,203	$3,534

Components of deferred tax assets and liabilities are as follows:

	2014	2013
Deferred tax assets
Allowance for loan losses	$2,281	$1,942
Net operating losses	129	154
Accrued compensation	1,590	1,253
Other real estate owned	728	1,829
Net unrealized losses on securities	1,406	1,461
Acquired loan fair market value adjustments	409	244
Other	661	1,389

Gross deferred tax assets	7,204	8,272
Deferred tax liabilities
Goodwill amortization	1,417	1,251
Depreciation	1,603	1,837
Assumed debt fair market value adjustments	2,453	2,504
Core deposit intangibles	279	379
Other	424	364

Gross deferred tax liabilities	6,176	6,335
State valuation allowance	(263)	(154)

Net deferred tax asset	$765	$1,783

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 14 – INCOME TAXES (Continued)

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. The 2014 deferred income tax provision includes $35 related to a change in the expected federal rate to be in effect when taxes are actually paid or recovered.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Kansas, Missouri, and Iowa. Commercial banks are not allowed to file consolidated Kansas returns with non-bank consolidated group members. The Company has unused state operating loss carryforwards of approximately $4,922 that expire between 2015 and 2025 resulting from the separate Kansas returns of the Company and SA Holdings, Inc.. These operating losses, as well as certain deferred tax assets, have a full valuation allowance recorded against them resulting in a zero carrying value. In establishing a valuation allowance management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The Company is no longer subject to examination by taxing authorities for years before 2011. There are currently no examinations taking place in any jurisdiction.

NOTE 15 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2014, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

As of December 31, 2014, the most recent notifications from the federal regulatory agencies categorized Equity Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 15 – REGULATORY MATTERS (Continued)

The Company’s and Equity Bank’s capital amounts and ratios at December 31, 2014 and 2013 are presented in the tables below. Ratios provided for Equity Bancshares, Inc. represent the ratios of the Company on a consolidated basis.

	Actual		To Be Adequately Capitalized Under Prompt Corrective Provisions		To Be Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2014
Total capital to risk weighted assets
Equity Bancshares, Inc.	$116,882	13.86%	$67,409	8.0%	$	N/A	N/A
Equity Bank	124,513	14.74%	67,573	8.0%		84,466	10.0%
Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	110,859	13.16%	33,704	4.0%		N/A	N/A
Equity Bank	118,550	14.04%	33,786	4.0%		50,680	6.0%
Tier 1 leverage to average assets
Equity Bancshares, Inc.	110,859	9.62%	46,085	4.0%		N/A	N/A
Equity Bank	118,550	10.28%	46,149	4.0%		57,686	5.0%
December 31, 2013
Total capital to risk weighted assets
Equity Bancshares, Inc.	$134,898	17.3%	$62,280	8.0%	$	N/A	N/A
Equity Bank	117,245	15.0%	62,351	8.0%		77,939	10.0%
Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	129,284	16.6%	31,140	4.0%		N/A	N/A
Equity Bank	111,631	14.3%	31,176	4.0%		46,763	6.0%
Tier 1 leverage to average assets
Equity Bancshares, Inc.	129,284	11.3%	45,711	4.0%		N/A	N/A
Equity Bank	111,631	9.8%	45,707	4.0%		57,134	5.0%

Equity Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 16 – RELATED-PARTY TRANSACTIONS

At December 31, 2014 and 2013, the Company had loans outstanding to executive officers, directors, significant stockholders, and their affiliates (related parties), in the amount of $2,734 and $3,513. Changes during 2014 were as follows:

Balance at January 1, 2014	$3,513
New loans/advances	948
Effect of changes in composition of related parties	-
Repayments	(1,727)

Balance December 31, 2014	$2,734

At December 31, 2014 and 2013, the Company had deposits from executive officers, directors, significant stockholders, and their affiliates (related parties), in the amount of $3,361 and $5,382.

NOTE 17 – EMPLOYEE BENEFITS

The Company has a defined contribution profit sharing plan and a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to $18 of their compensation. Contributions to the profit sharing plan and 401(k) plan are discretionary and are determined annually by the Board of Directors. Employer contributions charged to expense for 2014 and 2013 were $341 and $302.

NOTE 18 – SHARE-BASED PAYMENTS

The Company’s 2013 Stock Incentive Plan (the Plan) permits the grant of non-qualified stock options and shares to its employees and directors for up to 725,000 shares of common stock. The Company believes that stock-based awards better align the interests of its employees with those of its stockholders. Under the Plan, directors may elect to receive all or a portion of their fees in cash, Company stock, or non-qualified stock options. During the year ended December 31, 2014 the Company recognized directors compensation expense of $37 and issued 2,568 shares of Company stock pursuant to certain directors’ elections under the Plan. There were no directors’ elections for payment of director compensation in Company stock in the year ended December 31, 2013.

Stock Option Awards: Options granted to directors and employees under the Plan vest depending on the passage of time or the achievement of performance targets, depending on the terms of the underlying grant.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – SHARE-BASED PAYMENTS (Continued)

The following tables summarize stock option activity for the years ended December 31, 2014 and 2013.

December 31, 2014	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	247,889	$13.29	7	$150
Granted	142,967	13.99	10	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of year	390,856	$13.55	8	$428

Fully vested and expected to vest	390,856	$13.55	8	$428

Exercisable at end of year	231,606	$13.94	7	$225

December 31, 2013	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	215,700	$13.52	8	$-
Granted	42,189	13.00	10	-
Exercised	-	-	-	-
Forfeited or expired	(10,000)	17.00	5	-

Outstanding at end of year	247,889	$13.29	7	$150

Fully vested and expected to vest	247,889	$13.29	7	$150
Exercisable at end of year	92,089	$13.54	8	$30

The fair values of stock options granted during the years ended December 31, 2014 and 2013 were estimated to be $3.58 per share and $3.20 per share. The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected stock price volatility is based on the historical volatility of the SNL Bank Index. The expected term of options granted is based on the Simplified Method. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – SHARE-BASED PAYMENTS (Continued)

The fair values of options granted were determined using the following weighted-average assumptions as of grant dates.

	2014	2013
Risk-free rate	1.84%	1.72%
Market value of stock on grant date	$13.99	$13.00
Expected term (in years)	5.7	5.0
Expected volatility	22.50%	23.93%
Dividend rate	0.00%	0.00%

Compensation expense for stock options is recognized as the options vest. During the years ended December 31, 2014 and 2013, the Company recognized compensation expense in the amount of $445 and $233 related to stock options. The total income tax benefit was $174 and $87. At December 31, 2014 and 2013 there was $490 and $424 of unrecognized compensation expense related to non-vested stock options granted under the Plan. Unrecognized compensation expense at December 31, 2014 will be recognized over a remaining weighted average period of 4 years.

Remaining options available to be granted under the plan were 334,144 at December 31, 2014.

Restricted Stock Unit Plan: The Company’s Restricted Stock Unit Plan (“RSUP”), which was terminated May 22, 2014, provided for the issuance of restricted stock units (“RSUs”) to certain directors and officers. Prior to termination, RSUs vested over a five-year period subject to completion of service; however, no shares vested in the first two years following the RSU issuance. To the extent vested, the RSUs became Class A voting common stock on the later of the fifth anniversary of the issuance date of the RSU or at separation of service. The fair value of the RSUs was determined by the Board of Directors who consider available Company stock valuation information such as third party valuations, recent stock transactions, and valuation multiples typical of similar sized institutions. Compensation expense was recognized over the vesting period of the awards based on the fair value of the RSUs at issuance dates.

To the extent dividends were paid on common stock, dividend equivalents on the RSUs were credited, as applicable, and vested in accordance with the same vesting schedule applicable to the RSUs. Non-vested RSUs had no voting rights and were not considered outstanding until vested.

Upon termination of the RSUP, the vesting of RSUs outstanding was accelerated and the issuance of Class A voting common stock was authorized to take place on the first business day following the first anniversary of the RSUP termination. In addition, the service period was shortened and the remaining un-recognized compensation was expensed in 2014.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 18 – SHARE-BASED PAYMENTS (Continued)

A summary of changes in the Company’s non-vested shares for the year follows:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2014	170,450	$11.40
Granted	13,022	13.00
Vested	(183,472)	11.51
Forfeited	-	-

Non-vested at December 31, 2014	-	$-

The Company recognized stock based compensation expense attributable to the RSUP of $1,524 and $303 for the years ended December 31, 2014 and 2013. The total income tax benefit was $590 and $113. As of December 31, 2014 and 2013, there was $0 and $1,354 of total unrecognized compensation cost related to non-vested shares granted under the Plan.

NOTE 19 – EARNINGS PER SHARE

Earnings per share were computed as follows:

	2014	2013
Basic:
Net income allocable to common stockholders	$8,279	$6,895

Weighted average common shares outstanding	6,263,867	7,417,490
Weighted average vested restricted stock units	35,553	9,771

Weighted average shares	6,299,420	7,427,261

Basic earnings per common share	$1.31	$0.93

Diluted:
Net income allocable to common stockholders	$8,279	$6,895

Weighted average common shares outstanding for:
Basic earnings per common share	6,299,420	7,427,261
Dilutive effects of the assumed exercise of stock options	431	-
Dilutive effects of the assumed redemption of RSU’s	73,298	64,759

Average shares and dilutive potential common shares	6,373,149	7,492,020

Diluted earnings per common share	$1.30	$0.92

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 19 – EARNINGS PER SHARE (Continued)

Average outstanding stock options of 206,010 and 209,931 for the years ending December 31, 2014 and 2013 were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.

NOTE 20 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels of inputs that may be used to measure fair values are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Level 1 inputs are considered to be the most transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the implied value of those quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the hierarchy:

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The fair values of securities available for sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as level 1. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities, generally determined by matrix pricing, which is a mathematical

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 20 – FAIR VALUE (Continued)

technique widely used in the industry to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Company’s available for sale securities, including U.S. Government sponsored agencies, residential mortgage-backed securities (all of which are issued or guaranteed by government sponsored agencies), corporate securities, Small Business Administration securities, State and Political Subdivision securities, and equity securities are classified as level 2.

The fair values of interest rate caps are determined based on a valuation pricing model using readily available observable market parameters such as interest rate yield curves (Level 2 inputs) adjusted for credit risk attributable to the seller of the interest rate cap.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities:
U.S. government-sponsored entities	$-	$10,400	$-
Residential mortgage-backed securities (issued by government-sponsored entities)	-	36,529	-
Corporate	-	3,011	-
Small Business Administration loan pools	-	356	-
State and political subdivisions	-	2,193	-
Equity securities	-	496	-
Interest rate caps (included in other assets)	-	11	-
Liabilities:
Interest rate caps (included in other liabilities)	$-	$-	$-

	December 31, 2013
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities:
U.S. government-sponsored entities	$-	$16,842	$-
Residential mortgage-backed securities (issued by government-sponsored entities)	-	40,162	-
Corporate	-	7,561	-
Small Business Administration loan pools	-	401	-
Equity securities	-	484	-
Interest rate caps (included in other assets)	-	45	-
Liabilities:
Interest rate caps (included in other liabilities)	$-	$1	$-

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 20 – FAIR VALUE (Continued)

There were no transfers between Levels during 2014 or 2013. The Company’s policy is to recognize transfers into or out of a level as of the end of a reporting period.

Fair Value of Assets and Liabilities Measured on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Real estate appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$-	$-	$4,386
Commercial and industrial	-	-	663
Residential real estate	-	-	801
Other	-	-	158
Other real estate owned:
Commercial real estate	-	-	524
Residential real estate	-	-	646

	December 31, 2013
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$-	$-	$4,747
Commercial and industrial	-	-	240
Residential real estate	-	-	2,559
Other	-	-	56
Other real estate owned:
Commercial real estate	-	-	963
Residential real estate	-	-	650

The Company did not record any liabilities for which the fair value was measured on a non-recurring basis during the years ended December 31, 2014 and 2013.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 20 – FAIR VALUE (Continued)

Valuations of impaired loans and other real estate owned utilize third party appraisals or broker price opinions, and are classified as Level 3 due to the significant judgment involved. Appraisals may include the utilization of unobservable inputs, subjective factors, and utilize quantitative data to estimate fair market value.

The following table presents additional information about the unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized with Level 3 of the fair value hierarchy:

	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2014
Impaired loans	$6,008	Sales Comparison Approach	Adjustments for differences between comparable sales	3% - 15%
December 31, 2013
Impaired loans	$7,602	Sales Comparison Approach	Adjustments for differences between comparable sales	5% - 20%

Measurable inputs for other real estate owned are not material.

Carrying amount and estimated fair values of financial instruments at year end were as follows as of the date indicated:

	December 31, 2014
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$31,707	$31,707	$31,707	$-	$-
Interest bearing deposits	5,995	5,995	-	5,995	-
Available for sale securities	52,985	52,985	-	52,985	-
Held to maturity securities	261,017	265,189	-	265,189	-
Loans held for sale	897	897	-	897	-
Loans, net of allowance for loan losses	719,284	717,141	-	-	717,141
Federal Reserve Bank and Federal Home Loan Bank stock	4,312	N/A	N/A	N/A	N/A
Interest receivable	3,589	3,589	-	3,589	-
Interest rate caps	11	11	-	11	-
Financial liabilities:
Deposits	$980,966	$982,434	$-	$982,434	$-
Federal funds purchased and retail repurchase agreements	25,301	25,301	-	25,301	-
Federal Home Loan Bank advances	20,976	21,207	-	21,207	-
Bank stock loan	15,152	15,152	-	15,152	-
Subordinated debentures	8,941	8,941	-	8,941	-
Contractual obligations	3,146	3,146	-	3,146	-
Interest payable	631	631	-	631	-
Interest rate caps and swaps	-	-	-	-	-

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 20 – FAIR VALUE (Continued)

	December 31, 2013
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$20,620	$20,620	$20,620	$-	$-
Interest bearing deposits	3,995	3,995	-	3,995	-
Available for sale securities	65,450	65,450	-	65,450	-
Held to maturity securities	284,407	279,748	-	279,748	-
Loans held for sale	347	347	-	347	-
Loans, net of allowance for loan losses	653,345	649,740	-	-	649,740
Federal Reserve Bank and Federal Home Loan Bank stock	4,250	N/A	N/A	N/A	N/A
Interest receivable	3,757	3,757	-	3,757	-
Interest rate caps	45	45	-	45	-
Financial liabilities
Deposits	$947,144	$951,090	$-	$951,090	$-
Federal funds purchased and retail repurchase agreements	25,450	25,450	-	25,450	-
Federal Home Loan Bank advances	9,284	9,592	-	9,592	-
Bank stock loan	-	-	-	-	-
Subordinated debentures	8,631	8,631	-	8,631	-
Contractual obligations	3,353	3,353	-	3,353	-
Interest payable	650	650	-	650	-
Interest rate caps and swaps	1	1	-	1	-

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and cash equivalents and interest-bearing deposits: The carrying amounts of cash and short-term instruments approximate fair values.

Held to maturity securities: The fair value of held to maturity securities are determined in a manner consistent with available for sale securities which has been previously discussed.

Loans held for sale: The fair values of loans held for sale are based on quoted market prices for loans with similar characteristics.

Loans: Fair values of variable rate loans that reprice frequently and with no significant change in credit risk are based on carrying values. Fair values of other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Federal Reserve Bank and Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Reserve Bank and Federal Home Loan Bank stock due to restrictions placed on its transferability.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 20 – FAIR VALUE (Continued)

Interest receivable and interest payable: The carrying amounts of accrued interest receivable and payable approximate their fair values.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The carrying amount of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered.

Federal funds purchased and retail repurchase agreements: Federal funds purchased and retail repurchase agreements mature daily and may be terminated at any time. The carrying amounts of these financial instruments approximate their fair values.

Federal Home Loan Bank Advances: The carrying amounts of draws against the Company’s line of credit at the Federal Home Loan Bank approximate their fair values. The fair values of fixed rate term advances are determined using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.

Bank stock loan: The fair value of the bank stock loan was estimated using a discounted cash flow analysis based on current borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: Subordinated debentures are carried at the outstanding principal balance less an unamortized fair value adjustment from the date of assumption. The outstanding principal balance, net of this adjustment, approximates their fair value.

Contractual obligations: The carrying value of contractual obligations approximate their fair value.

The fair value of off-balance-sheet items is not considered material.

NOTE 21 – COMMITMENTS AND CREDIT RISK

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and loans to businesses and consumers.

Commitments to Originate Loans and Available Lines of Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 21 – COMMITMENTS AND CREDIT RISK (Continued)

The contractual amounts of commitments to originate loans and available lines of credit as of December 31, 2014 and 2013 were as follows:

	2014		2013
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$9,791	$15,776	$7,221	$17,583
Mortgage loans in the process of origination	2,175	761	1,428	1,709
Unused lines of credit	32,447	48,290	39,895	33,448

The fixed rate loan commitments have interest rates ranging from 4.25% to 6.75% and maturities ranging from 6 months to 16 months.

Standby Letters of Credit: Standby letters of credit are irrevocable commitments issued by the Company to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The contractual amounts of standby letters of credit as of December 31, 2014 and 2013 were as follows:

	2014		2013
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Standby letters of credit	$2,093	$616	$1,269	$679

NOTE 22 – LEGAL MATTERS

The Company is party to various matters of litigation in the ordinary course of business. The Company periodically reviews all outstanding pending or threatened legal proceedings and determines if such matters will have an adverse effect on the business, financial condition or results of operations or cash flows. A loss contingency is recorded when the outcome is probable and reasonably able to be estimated. The following loss contingencies have been identified by the Company as reasonably possible to result in an unfavorable outcome for the Company or the Bank.

Equity Bank is a party to a February 3, 2015 lawsuit filed against it by CitiMortgage, Inc. The lawsuit involves an alleged breach of contract related to loan repurchase obligations and damages of $2,700 plus pre-judgment and post-judgment interest. At this early stage of the litigation it is difficult to estimate any potential loss, however Equity Bank believes it has numerous and meritorious defenses to the claims and anticipates contesting the matter vigorously.

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 22 – LEGAL MATTERS (Continued)

Equity Bank and U.S. Bank (“USB”) were parties to lawsuits filed against each other. These lawsuits involved loan-repurchase demands made by USB and allegations by Equity Bank that USB withheld servicing release premiums (profits) on loans sold by Equity Bank to USB, and also that USB had interfered with a 2012 business combination. In June 2015, Equity Bank and USB settled the lawsuits filed against each other.

Except for the above mentioned lawsuit and settlement, there have been no other claims for potential repurchase or indemnification demands regarding mortgage loans originated by Equity Bank and sold to investors. However, the Company believes there is possible risk it may face similar demands based on comparable demands loan aggregators are facing from their investors, including Government Sponsored Entities such as Freddie Mac and Fannie Mae, and or settlement agreements loan aggregators have entered into with those investors. The amount of potential loss and outcome of such possible litigation, if it were commenced, is uncertain and the Company would vigorously contest any claims.

The Company currently does not believe that it is probable that these matters will result in an unfavorable outcome for the Company or Equity Bank. An estimate of the potential losses from these matters cannot be made at this time as the Company intends to vigorously defend these matters and believes it has meritorious defenses to these potential claims.

NOTE 23 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is the condensed financial information as to financial position, results of operations, and cash flows of the Parent Company:

CONDENSED BALANCE SHEET

	2014	2013
ASSETS
Cash and due from banks	$6,649	$17,385
Investment in Equity Bank	134,096	130,593
Other assets	774	736

Total assets	$141,519	$148,714

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities	$23,790	$8,841
Stockholders’ equity	117,729	139,873

Total liabilities and stockholders’ equity	$141,519	$148,714

(Continued)

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 23 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENT OF INCOME

	2014	2013
Dividend from Equity Bank	$7,700	$-
Expenses
Interest expense	929	642
Other expenses	744	310

Total expenses	1,673	952

Income (loss) before income tax and equity in undistributed income of subsidiaries	6,027	(952)
Income tax benefit	529	324

Income (loss) before equity in undistributed income (loss) of subsidiaries	6,556	(628)
Equity in undistributed income of Equity Bank	2,431	8,501

Net income	8,987	7,873
Dividends and discount accretion on preferred stock	(708)	(978)

Net income allocable to common stockholders	$8,279	$6,895

CONDENSED STATEMENT OF CASH FLOWS

	2014	2013
Cash flows from (to) operating activities
Net income	$8,987	$7,873
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	2,006	536
Equity in undistributed income of Equity Bank	(2,431)	(8,501)
Amortization of purchase accounting adjustments	301	300
Changes in:
Other assets	(776)	(736)
Other liabilities	(410)	(918)

Net cash from (to) operating activities	7,677	(1,446)
Cash flows from (to) investing activities	-	-
Cash flows (to) from financing activities
Proceeds from bank stock loan	15,540	-
Principal payments on bank stock loan	(388)	-
Purchase of treasury stock	(17,221)	(571)
Redemption of Series A and Series B preferred stock	(15,540)	-
Dividends paid on preferred stock	(804)	(970)

Net cash (to) financing activities	(18,413)	(1,541)

Net change in cash and cash equivalents	(10,736)	(2,987)
Cash and cash equivalents, beginning of year	17,385	20,372

Cash and cash equivalents, end of year	$6,649	$17,385

            Shares

Class A Common Stock

Prospectus dated             , 2015

Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the registration fee, FINRA filing fee and NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 17-6305 of the Kansas General Corporation Code provides that a corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney’s fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Similarly, a Kansas corporation may also indemnify any person described in the previous sentence who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that any person found liable to the corporation may be indemnified only if a court has determined such person is fairly and reasonably entitled to indemnity for such expenses. To the extent that a present or former director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any foregoing action, suit or proceeding, or in defense of any claim, issue or matter therein, Section 17-6305 of the Kansas General Corporation Code provides that such director, officer, employee or agent will be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

Our Articles of Incorporation and Bylaws provide that we will indemnify each of our officers and directors to the fullest extent permitted by Kansas law and that any modification or repeal of our Articles of Incorporation or Bylaws will not adversely affect this indemnification right of our officers and directors with respect to any act or omission occurring prior to such modification or repeal. Our Bylaws further provide that any expenses (including attorneys’ fees) actually and reasonably incurred by our officers and directors in connection with their defense of any indemnifiable proceeding or the enforcement of their indemnification rights will be paid by us in advance of the disposition of such action upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that they were not entitled to be indemnified.

As permitted by Section 17-6002(b)(8) of the Kansas General Corporation Code, our Articles of Incorporation eliminate a director’s liability to us and our stockholders for monetary damages for breach of a fiduciary duty as a director, except for (a) any breach of the director’s duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) certain transactions under Section 17-6424 of the Kansas General Corporation Code (relating to liability for unauthorized acquisitions or redemptions of, or payment of dividends on, capital stock), or (d) for any transaction from which the director derived an improper personal benefit.

Our Bylaws also provide that the indemnification rights set forth in the Bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in our Articles of Incorporation or Bylaws, agreement, vote of stockholders or disinterested directors, policy of insurance or otherwise. In this regard, we will enter into indemnification agreements with each of our current and future directors and officers that will provide these individuals with a contractual right to indemnification from us to the fullest extent permitted under Kansas law against any liability that may arise by reason of their service to us, and to the advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified. Our Bylaws further authorize us to purchase and maintain insurance on behalf of our officers and directors and we have obtained insurance to cover such individuals for certain liabilities.

In addition, the underwriting agreement entered into in connection with this offering will provide that the underwriters will indemnify us and our executive officers and directors for certain liabilities related to this offering, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Registrant has issued the following securities:

•	On October 25, 2012, the Registrant acquired all of the outstanding common stock of First Community Bancshares, Inc. As consideration in this transaction, the Registrant issued shares 1,300,000 shares of its Class A Common Stock to stockholders of First Community Bancshares, Inc. in exchange all outstanding equity securities of First Community Bancshares, Inc.

•	We periodically issue grants of certain equity based awards to our executive officers, directors and other key employees pursuant to our 2013 Stock Incentive Plan. Between January 1, 2012 and the filing of this registration statement, we granted (i) options to purchase an aggregate of 375,821 shares of our Class A Common Stock at exercise prices ranging from $12.00 to $14.25 per share and (ii) 203,216 restricted stock units, which were converted to Class A Common Stock on May 31, 2015.

The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) or its successor 4(a)(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or its successor 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wichita, State of Kansas, on             , 2015.

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Brad S. Elliott and Gregory H. Kossover, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Brad S. Elliott	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2015

Gregory H. Kossover	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Gary C. Allerheiligen	Director	, 2015

James L. Berglund	Director	, 2015

Jeff A. Bloomer	Director	, 2015

Roger A. Buller	Director	, 2015

Signature	Title	Date

Michael R. Downing	Director	, 2015

P. John Eck	Director	, 2015

Gregory L. Gaeddert	Director	, 2015

Wayne K. Goldstein	Director	, 2015

Michael B. High	Director	, 2015

Randee R. Koger	Director	, 2015

David B. Moore	Director	, 2015

Shawn D. Penner	Director	, 2015

Harvey R. Sorensen	Director	, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Incorporation of Equity Bancshares, Inc., as amended

3.4*	Amended and Restated Bylaws of Equity Bancshares, Inc.

4.1*	Specimen Class A Common Stock Certificate

5.1*	Form of Opinion of Wise & Reber, L.C. as to the legality of the securities being registered

10.1†*	Equity Bancshares, Inc. 2006 Non-Qualified Stock Option Plan, as amended

10.2†*	Equity Bancshares, Inc. 2013 Stock Incentive Plan, as amended, and form of stock option agreement

10.3†*	Form of Indemnification Agreement

10.4†*	Amended and Restated Employment Agreement, dated October 10, 2014, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott

10.5†*	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Gregory H. Kossover

10.6†*	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Sam S. Pepper, Jr.

10.7*	Loan and Security Agreement, dated July 16, 2014, between Equity Bancshares, Inc. and ServisFirst Bank

10.8*	Stock Purchase Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC, as amended

10.9*	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC

10.10*	Registration Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC

10.11*	Management Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC

10.12*	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P.

10.13*	Registration Rights Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P.

10.14*	Stock Purchase Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P.

10.15*	Stock Purchase Agreement, dated May 15, 2012, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P.

10.16*	Registration Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P.

10.17*	Management Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P.

Exhibit No.	Description

10.18*	Stock Purchase Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD

10.19*	Registration Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD

10.20*	Management Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD

10.21*	Stock Purchase Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., as amended

10.22*	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.

10.23*	Registration Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.

10.24*	Management Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.

10.25*	Stock Purchase Agreement, dated September 28, 2010, between Equity Bancshares, Inc. and Wolverine Trading Fund A, LLC, as amended

10.26*	Registration Rights Agreement, dated September 28, 2010, between Equity Bancshares, Inc. and Wolverine Trading Fund A, LLC

10.27*	Management Rights Agreement, dated September 28, 2010, between Equity Bancshares, Inc. and Wolverine Trading Fund A, LLC

10.28†*	Form of Market President Incentive Plan

21.1*	List of Subsidiaries of Equity Bancshares, Inc.

23.1*	Consent of Crowe Chizek LLP

23.2*	Consent of Wise & Reber, L.C. (included as part of Exhibit 5.1 hereto)

24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.

†	Compensatory plan or arrangement.